04012779

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Edcon Consolidated Stores Limited

*CURRENT ADDRESS Edgardale, Press Avenue
Crown Mines, Johannesburg 2092

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 13 2004
THOMSON
FINANCIAL

FILE NO. 82- 34767 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: Michael Pressman
DAT : 02-10-04

Edcon

04 JAN 29 AM 7:21

MEMORANDUM AND ARTICLES OF ASSOCIATION

EDGARS CONSOLIDATED STORES LIMITED
REGISTRATION NUMBER 1946/022751/06

Edgars Consolidated Stores Limited

(1)

CERTIFIED TRUE COPY OF THE ORIGINAL

Signed

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

COPY OF

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

EDGARS STORES LIMITED

(Incorporating Special Resolutions passed on 17/12/1947; 31/12/1951 and 28/11/1953)

EXTRAORDINARY RESOLUTION PASSED AT THE EXTRAORDINARY GENERAL MEETING OF EDGARS STORES LIMITED (PREFERENCE SHAREHOLDERS) ON 15TH MARCH, 1947.

THAT the capital of the Company be increased to £400,000 (Four hundred thousand pounds) by the creation of an additional 50,000 (Fifty thousand) new 6% Cumulative Preference Shares of £1 each, which shall rank in all respects pari passu with the existing 100,000 6% Cumulative Preference Shares of £1 each.

The said 50,000 new 6% Cumulative Preference Shares shall confer upon the holders thereof the following rights and privileges and render them subject to the following conditions and restrictions :-

(a) The right to receive out of the profits of the Company which it shall from time to time be determined to distribute, a fixed cumulative preferential dividend calculated at the rate of 6% (Six per cent) per annum on the amounts for the time being paid up on the said Cumulative Preference Shares in priority to any payment of dividend to the holders of any other classes of shares in the capital of the Company.

(b) The right in a winding up to repayment of the Capital paid up on the said Cumulative Preference Shares, together with a sum equivalent to all arrears or deficiency (if any) of the said fixed cumulative preferential dividend thereon whether earned or declared or not down to the date of the commencement of the winding up, in priority to any other classes of shares in the capital of the Company.

(c) The said 6% Cumulative Preference Shares shall not confer any further or other right to participate in the profits or assets of the Company.

(d) The said 6% Cumulative Preference Shares shall not entitled the holders thereof to receive notices of or attend or vote at any general meeting of the Company unless either at the date of the notice convening the meeting, the dividend on the said shares is more than TWELVE MONTHS in arrear, or the business of the meeting includes the consideration of a resolution for winding up the Company or any resolution directly and adversely affecting any of the special rights or privileges attaching to the said Preference Shares.

(e) Without the previous consent in writing of the holders of three-fourths of the said 6% Cumulative Preference Shares for the time being issued or the sanction of an Extraordinary Resolution passed at a separate meeting of such shareholders -

 (i) No further shares may be created ranking in priority to or pari passu with the said 6% Cumulative Preference Shares, and

 (ii) The amount at any one time owing by the Company in respect of moneys borrowed by it shall not exceed one-half of the issued capital of the Company.

(f) The dividend on the said 6% Cumulative Preference Shares shall be paid by the Company half-yearly as soon as possible after the 1st day of January and 1st day of July in each year. The first payment in respect of the period ending on the 30th day of June, 1947, shall be paid as soon as possible after the 1st day of July, 1947.

ORDINARY RESOLUTION PASSED AT THE EXTRAORDINARY GENERAL MEETING OF EDGARS STORES LIMITED (ORDINARY SHAREHOLDERS) ON 15TH MARCH, 1947.

THAT the 50,000 new 6% Cumulative Preference Shares of £1 each and the existing 200,000 Ordinary Shares of 5/- each (which are presently held in reserve) shall be at the disposal of the directors, who may allot same to whoever they deem fit, at such times and generally on ... conditions as they deem proper.

VIVIANNE ROSE HOSIOSKY NOTARY

SPECIAL RESOLUTION PASSED AT AN EXTRAORDINARY GENERAL MEETING OF EDGARS STORES LIMITED ON THURSDAY THE 19TH DAY OF JULY, 1951.

THAT the Nominal Capital of the Company be increased to £35,000 (Thirty-five Thousand Pounds) by the creation of a further 25,000 (Twenty-five Thousand) ORDINARY SHARES of £1 each to rank parri passu in all respects with the existing Ordinary Shares of the Company, and that such additional Shares be issued at the discretion of the Directors."

SPECIAL RESOLUTION PASSED AT THE TWELFTH ANNUAL GENERAL MEETING OF EDGARS STORES LIMITED ON THE 30TH DAY OF DECEMBER, 1958.

THAT the authorised capital of the Company be and it is hereby increased from the sum of £400,000, divided into 150,000 6% Cumulative Preference Shares of the nominal value of £1 each and 1,000,000 Ordinary Shares of the nominal value of 5/- each, to the sum of £500,000 by the creation of 400,000 Ordinary Shares of the nominal value of 5/- each.

SPECIAL RESOLUTION PASSED AT ADJOURNED SEPARATE EXTRAORDINARY GENERAL MEETING OF PREFERENCE SHAREHOLDERS OF EDGARS STORES LIMITED ON THE 28TH DAY OF NOVEMBER, 1953.

(a) THAT the Directors be and they are hereby authorised and empowered to raise, borrow and or secure the payment of any sum or sums of money for the purposes of the Company without any limit or restriction and without the consent or sanction of the Preference Shareholders as they may from time to time deem fit.

(b) That this Meeting confirms, ratifies and sanctions insofar as the same may be necessary the action of the Directors in having borrowed for the Company, or in having secured the payment of the amounts hitherto so borrowed or secured.

RESOLVED that the above special Resolution be adopted.

VIVIENNE ROSE HOSIC
NOTARY
GAUTENG

SPECIAL RESOLUTION PASSED AT THE FOURTEENTH ANNUAL GENERAL MEETING OF EDGARS STORES LIMITED ON THE 15TH DAY OF DECEMBER, 1960.

"THAT the Authorised Capital of the Company be and it is hereby increased from the sum of £500,000 divided into 150,000 6% Cumulative Preference Shares of the nominal value of £1 each and 1,400,000 Ordinary Shares of the nominal value of 5s. each to the sum of £650,000 by the creation of 600,000 Ordinary Shares of the nominal value of 5s. each."

SPECIAL RESOLUTION PASSED AT THE FIFTEENTH ANNUAL GENERAL MEETING OF EDGARS STORES LIMITED ON THE 15TH DECEMBER, 1961.

SIGNATURES ON SHARE CERTIFICATES.

"THAT the Articles of Association of the Company be and they are hereby amended by the deletion therefrom of the existing Article 14 and the substitution in place thereof of the following new Article 14:

'EVERY member shall without payment be entitled to receive within two months after allotment or lodgment of transfer (or within such lesser period as the conditions of issue shall provide) a Certificate under the Seal of the Company if the Company has a Seal for each class of shares held by him and if under the Seal bearing the signature of not less than one Director and the Secretary or Transfer Secretary and if not under the Seal bearing the signatures of not less than two Directors and of the Secretary or Transfer Secretary specifying the Shares allotted or transferred to him and the amount paid up thereon, provided that in the case of joint holders the Company shall not be bound to issue more than one Certificate in respect of each class of shares to all the joint holders, and delivery of such certificate to any one of them shall be sufficient delivery to all.

All such signatures shall be autographic unless the Directors by resolution shall determine that signatures generally or in any particular case or cases shall be affixed by mechanical means, provided that such mechanical means be controlled by the auditors of the Company."

VIVIENNE ROSE HOSIOSKY
NOTARY
GAUTENG

THE COMPANIES ACT, 1926.

MEMORANDUM OF ASSOCIATION

OF

EDGARS STORES LIMITED

1. THE name of the Company is "EDGARS STORES LIMITED."

VIVIENNE ROSE HOSIOSKY
NOTARY
GAUTENG

/2....

2. THE Registered Office of the Company will be situate in the Transvaal Province.

3. THE objects for which the Company is established are:

(a) To make, manufacture, buy, sell and deal in all classes of drapery, millinery, clothing and wearing apparel; dress or other trimmings and fittings; fancy goods; all kinds of merchandise; any articles accessory or incidental to any of the above; and of commodities generally.

(b) To carry on all or any of the businesses of silk mercers, silk weavers, cotton spinners, cloth manufacturers, furriers, haberdashers, hosiers, manufacturers, importers and wholesale and retail dealers of an in textile fabrics of all kinds, milliners, dressmakers, tailors, hatters, clothiers, outfitters, glovers, lace manufacturers and feather dressers.

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

(1) Generally to purchase, take on lease or in exchange, hire, or otherwise acquire, any movable and/or immovable property, and any rights or privileges which the Company may think necessary or convenient for the purposes of its business.

(2) To sell or dispose of the whole or any part of the undertaking, assets and property of this company for such consideration as the Company may deem fit, and in particular for money and shares or stock of any company having objects similar or partly similar to the objects of this Company, or for debentures of any company or wholly for money, or wholly for such shares or stock, also to let, mortgage, abandon, dispose of or otherwise deal with all or any part of this Company's property and rights and also to reconstruct, refloat, reform or otherwise deal with the Company with all or any of its rights, property and assets.

(3) To purchase or otherwise acquire and hold for purposes of investment, sell, dispose of, and deal in movable and immovable property of all kinds and in particular lands, buildings, business concerns and undertakings, falling within the objects of this Company, mortgages, charges, annuities, patents, inventions, licences, shares, stock, debenture stock, securities, concessions, options, policies, book-debts and claims and any interest in movable or immovable property, and any claims against such property, or against any persons or Company, and to carry on any business, concern or undertaking so acquired.

VIVIENNE ROSE HOSKING NOTARY GARDENER

(4) To/.....

(4) To acquire any interest in or carry on wholly any other business or businesses which may seem to the Company capable of being conveniently carried on in connection with any of the Company's objects or calculated directly or indirectly to enhance the value of or render profitable any of the property or rights for the time being of the Company.

(5) To apply for, purchase, or otherwise acquire any patents, brevets d'invention, licences, concessions and the like, conferring an exclusive or non-exclusive or limited right to use any secret or other information as to any invention which may seem capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit this Company, and to use, exercise, develop, grant licences in respect of or otherwise turn to account the property and information so acquired.

(6) To acquire and undertake the whole or any part of the business, property and liabilities of any person or company carrying on any business which the Company is authorised to carry on or possessed of property suitable for the purpose of this Company.

(7) To enter into partnership or into any arrangements for sharing of profits, union of interest co-operation, joint venture, reciprocal concessions or otherwise with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction which this Company is authorised to carry on or engage in, or any business or transaction capable of being conducted so as directly or indirectly to benefit this Company. And to lend money to, guarantee the contracts

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

take or otherwise acquire shares and securities of any company and to sell, hold, re-issue, with or without guarantee or otherwise deal with the same.

(8) To take or otherwise acquire, and hold shares in any other company carrying on any business capable of being conducted so as directly or indirectly to benefit this Company.

(9) To promote any company or companies for the purpose of acquiring all or any of the property and liabilities of this Company, or for any other purpose which may seem directly or indirectly calculated to benefit this Company.

(10) To contribute to, subsidise or otherwise aid in the carrying on of any business which the Company is authorised to carry on, whether the same belong to the Company or to any other Company or person.

(11) To take part in the management, supervision, or control of the business or operation of any company or undertaking, and for that purpose to appoint and remunerate any directors, accountants or other experts or agents.

(12) To undertake and transact in connection with these objects all kinds of agencies or businesses which an ordinary individual may legally undertake.

(13) To amalgamate the whole or any part of this Company's assets and property with any other Company or body of persons, and in payment or part payment thereof, to receive any consideration and/or shares, stock or debentures, of any other Company having objects similar or partly similar to those of this Company.

VIVIENNE ROSE HOSIOSKY NOTARY ★ GAUTENG ★

(14) To/........

(14) To lend, invest, put out at interest or otherwise deal with any funds and money belonging to the Company, upon such security and in such manner and at such interest and for such period as the Directors may in their discretion in each case decide and further at the discretion of the Directors to use any sum set aside as a reserve fund.

(15) To raise, borrow or secure the payment of money on security of the Company's assets in such manner and on such terms as may seem expedient and in particular by the issue of debentures or debenture stock, whether perpetual or otherwise charged upon the whole of any part of the property of the Company both present and future including its uncalled capital and by passing mortgage bonds (special or general or notarial) or executing other documents of security.

(16) To open and operate on Banking Accounts and to draw, make, accept, endorse, negotiate, discount, execute and issue bills of exchange, promissory notes, debentures, bills of lading, and other negotiable or transferable instruments or securities.

(17) To facilitate and encourage the creation, issue or conversion of debentures, debenture stock, bonds, obligations, shares, stocks and securities and to act as trustees in connection with any such securities and to take part in the conversion of business concerns and undertakings into companies.

(18) To distribute all or any part of the nett profits earned by the Company among the members by way of dividend or bonus in cash or specie and in such manner and in such proportion as the Directors may determine, and to issue shares or securities of the Company in satisfaction or on account of any dividend, bonus or share of profits

VIVIENNE ROSE HOSIOSKY NOTARY

to members or employees of the Company.

(19) To distribute any of the assets for the time being of the Company amongst the members in kind and to stipulate for and obtain for the members or any of them, any property, rights, privileges or options.

(20) To guarantee the performance of contracts by any persons.

(21) To acquire, purchase, sell, hold and deal in shares, stocks, debentures, debenture stock, bonds, obligations and securities issued or guaranteed by any company constituted or carrying on business in any part of the world, and debentures, debenture stock, bonds, obligations and securities issued or guaranteed by any government, sovereign ruler, commissioners, public body or authority supreme, municipal, local or otherwise, whether at home or abroad.

(22) To acquire any such shares, stock, debentures, debenture stock, bonds, obligations, or securities by original subscription, tender, purchase, exchange, or otherwise, and to subscribe for the same either conditionally or otherwise and to underwrite or guarantee the subscription thereof, and to exercise and enforce all rights and powers conferred by or incidental to the ownership thereof.

(23) To make donations to such persons and in such case and either in case or other assets as the Directors may think directly or indirectly conducive to any of its objects or otherwise expedient.

(24) To assign to any member or class of members any preferential, special or qualified rights or privileges over or as

VIVIANNE ROSE HOSIOSKY NOTARY GAUTENG

compared/........

compared with any other members as regards participation in profits or assets and as regards voting and as regards winding up or otherwise, howsoever.

(35) To contract with any person to be a Director of the Company for a stated period and upon such terms and conditions as may be deemed expedient and to grant to any person or Company the right to appoint and remove one or more of the Directors of the Company for such period and upon such conditions as may be considered necessary.

(36) To pay all expenses of and incidental to the formation and registration of the Company, and the issue of its Capital, including any commissions, broker's fees and charges in connection therewith, and to remunerate, to make donations to (by cash or other assets, or by the allotment of fully or partly paid shares or in any other manner, whether out of the Company's capital or profits or otherwise, as the Directors of the Company may think fit), any person or persons for services rendered or to be rendered in the formation of the Company, or for obtaining subscriptions to or guaranteeing the subscription of, or placing or assisting in placing the shares or securities of this Company or of any Company or association promoted by this Company or in which it is interested, or for introducing any property or business to the Company or for any other reason which the Directors of the Company may think proper.

(27) To undertake and execute any trusts the undertaking whereof may seem desirable, and either gratuitously or otherwise.

(28) To enter into any arrangement with any authorities, Municipal/...

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

to the Company's objects, or any of them, and to obtain from any such authority, any rights, privileges, and concessions which the Company may think it desirable to obtain, and to carry out, exercise, and comply with any such arrangements, rights, privileges, and concessions.

(29) To establish and maintain local registers, agencies and branch places of business and procure the Company to be registered or recognised in any parts of the world.

(30) To do all or any of the above things in any part of the world, and either as principals, agents, contractors, trustees or otherwise, and by or through trustees or agents or otherwise and either alone or in conjunction with others, and to do all such other things as may be incidental or conducive to the attainment of the above objects or any of them or may be calculated directly or indirectly to benefit the Company or any members thereof.

AND it is hereby declared that the word "Company" in this Memorandum, when applied otherwise than to this Company, shall be deemed to include any partnership or other body of persons whether corporate or incorporate and whether domiciled in South Africa or elsewhere. It is hereby further expressly declared that the objects set forth in any paragraph of this clause shall be regarded as independent objects and accordingly shall be in no way restrictively construed, but the widest interpretation shall be given thereto and they shall not except when the context expressly so requires be in any way limited or restricted by reference to or inference from any other object or objects set forth in such paragraph or from the terms of any other paragraph or the name of the Company. None of

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

such/.........

such paragraphs or the objects or objects therein specified or the powers thereby conferred shall be deemed subsidiary or auxiliary to the objects or powers mentioned in any other paragraph but the Company shall have full power to exercise all or any of the powers and to achieve or endeavour to achieve all or any of the objects conferred by and provided in any one or more of the said paragraphs in as full and ample a manner and construed in as wide a sense as if each of the said paragraphs defined the objects of a separate, distinct and independent company.

4. The liability of the members is limited.

5. The share capital of the Company is £400,000.0.0. (FOUR HUNDRED THOUSAND POUNDS) divided into 150,000 (One Hundred and Fifty thousand) 6% Cumulative Preference Shares of £1 (One Pound) each, and 1,000,000 (One million) Ordinary Shares of 5/- (Five Shillings) each.

We the several persons whose names, addresses and occupations are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

SIGNATURES OF SUBSCRIBERS	FULL NAMES AND ADDRESSES OF SUBSCRIBERS	OCCUPATION OF SUBSCRIBERS	NUMBER OF SHARES TAKEN BY EACH SUBSCRIBER.
(Signed) E.L. ROSS	E.L. Ross La Normandie, Avenue Disandt Sea Point, Cape Town.	Merchant	100 Ordinary (One hundred)
(Signed) S.A. Press	Sydney Arnold Press "Evermore" West Road South Morningside, Johannesburg.	Merchant	100 Ordinary (One hundred)
(Signed) H. Press	Hubert Press, 3, Riviera Mansions Main Avenue, Riviera, Johannesburg.	Merchant	100 Ordinary (One hundred)
(Signed) A.H. Leon	Alan Henry Leon Peacock Pie, 1, Bute Avenue, Melrose, Johannesburg.	Merchant	100 Ordinary (One hundred)
(Signed) A.J. Israel	Aaron Jacob Israel St Andrews Building, Rissik Street, Johannesburg.	Solicitor	1 (one) ordinary
(Signed) B.R. Kossuth	Barnett Reginald Kossuth St Andrews Building, Rissik Street, Johannesburg.	Solicitor	1 (one) ordinary
(Signed) L. Israel	Louis Israel, St Andrews Building, Rissik Street, Johannesburg.	Solicitor	1 (one) Ordinary

VIVIENNE ROSE HOSIOSKY NOTARY

Total shares taken 403 (Four Hundred and three) Ordinary

Dated/

DATED at JOHANNESBURG this 1st day of August 1946.

WITNESS TO THE ABOVE SIGNATURES :

SIGNATURE	FULL NAME AND ADDRESS.	OCCUPATION
(Signed) C. Suttner	Cicely Suttner, St Andrews Building, Rissik Street, Johannesburg.	Clerk.

VIVIENNE ROSE HOSIOSKY
NOTARY
GAUTENG

E D G A R S   S T O R E S   L I M I T E D

NEW ARTICLES OF ASSOCIATION

ADOPTED IN TERMS OF A

SPECIAL RESOLUTION

PASSED AT A GENERAL MEETING OF MEMBERS

ON 13 JULY 1984

C.P.-S. H. 75.

No. U.C. 22751

REPUBLIEK VAN SUID-AFRIKA. REPUBLIC OF SOUTH AFRICA.

Gesertifiseerde Afskrif van die Sertifikaat van Inkorporasie van 'n Maatskappy.

Certified Copy of the Certificate of Incorporation of a Company.

Ek Sertifiseer hierby dat
I hereby Certify that

EDGARS STORES LIMITED

GEÏNKORPOREER is ingevolge die Maatskappywet, 1926 (Wet No. 46 van 1926), as 'n
was INCORPORATED under the Companies Act, 1926 (Act No. 46 of 1926), as a

beperkte maatskappy op die SEVENTH dag van
limited company, on the SEVENTH *day of*

AUGUST Eenduisend Negehonderd
, *One thousand Nine hundred and* FORTY-SIX.

Geteken te PRETORIA op hede die EIGHTEENTH
Signed at PRETORIA this EIGHTEENTH

dag van DECEMBER Eenduisend Negehonderd
day of DECEMBER , *One thousand Nine hundred and* SIXTY-NINE.

namens Registrateur van Maatskappye.
for *Registrar of Companies.*

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

—29/7/29—2,500.

Form C 14.

No.
U.C. 22751.

04 JAN 29 AM 7:21

Certificate

under s. 84 of the Companies Act, 1926 (Act No. 46 of 1926), that a Company is entitled to commence business.

I hereby Certify

THAT THE

"EDGARS STORES LIMITED"

which was incorporated under the Companies Act, 1926 (Act No. 46 of 1926), on the SEVENTH *day of* AUGUST *19*46, *and which has* ~~this day~~ *lodged an affidavit that the conditions of s.* 84 ~~(1) (a) and~~ 2 (b) *of the said Act have been complied with, is entitled to commence business.*

Given under my hand at **PRETORIA** *this* FOURTH *day of* SEPTEMBER *One thousand Nine hundred and* FORTY-SIX

VIVIENNE ROSE ... NOTARY ... GAUTENG

Registrar of Companies.

Republic of South Africa
Companies Act 1973, Section 44(1)(b)

Republiek van Suid-Afrika
Maatskappywet 1973, Artikel 44(1)(b)

Form/Vorm CM 9

Registration No. of Company / Registrasienommer van Maatskappy

05/22751/06

Certificate of change of name of company

Sertifikaat van verandering van naam van maatskappy

This is to certify that/Hierby word gesertifiseer dat

EDGARS STORES LIMITED

has changed its name by SPECIAL RESOLUTION and is now called
sy naam verander het by SPESIALE BESLUIT en nou genoem word

EDGARS CONSOLIDATED STORES LIMITED

and that the new name has this day been entered in the Register of Companies.
en dat die nuwe naam op hierdie dag in die Register van Maatskappye aan geteken is.

Signed and sealed at Pretoria, this/Geteken en geseël te Pretoria op hede die 14th

day of/dag van June

One Thousand Nine Hundred and/Eenduisend Negehonderd ninety nine

Registrar of Companies/Registrateur van Maatskappye

Seal of Companies Registration Office
Seël van Registrateur van Maatskappye

04 JAN 29 AM 7:21

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

R... of South Africa
Companies Act 1973, Section 44(1)(b)

...ubliek van Suid-Afrika
...)(b)

.../Vorm CM 9

Inkomsteseël of inkomstefrankeer-masjienstempel R30

04 JAN 29 AM 7:21

05/22751/06

Application for change of name of company

Aansoek om naam van maatskappy te verander

R20 R10

Existing name of company/Bestaande naam van maatskappy

EDGARS STORES LIMITED

In the special resolution, which is attached to this form, the name of the company was changed to
In die spesiale besluit, wat aan hierdie vorm aangeheg is, is die naam van die maatskappy verander na

EDGARS CONSOLIDATED STORES LIMITED

*No translated form of the name is registered.
*No shortened form of the name is registered.
Separate application is being made to register a translated/ shortened form of name. Change of name
Separate application is being made to deregister translated/ shortened form of name.
*Delete whichever is not applicable.

*Geen vertaalde vorm van die naam is geregistreer nie
*Geen verkorte vorm van die naam is geregistreer nie.
Aansoek word afsonderlik gedoen om 'n vertaalde/ verkorte vorm van naam te registreer.
Aansoek word afsonderlik gedoen om 'n vertaalde/ verkorte vorm van naam te deregistreer.
*Skrap indien nie van toepassing nie.

Date/Datum 3 June 1999 Signature/Handtekening [signature]
~~Director/Manager~~/Secretary/~~Direkteur/Bestuurder~~/Sekretaris

Rubber stamp of company, if any, or of secretaries
Rubberstempel van maatskappy, as daar is, of van sekretarisse

Postal address of company
Posadres van maatskappy
P O BOX 100, CROWN MINES, 2025

Certificate of change of name dated 03.06.99 herewith
Hierby sertifikaat van verandering van naam gedateer

Name of company
Naam van maatskkappy
EDGARS STORES LIMITED TO BE COLLECTED BEDEKER

Postal Address
Posadres P O BOX 100, CROWN MINES, 2025

Date stamp of Companies Registration Office Registrar of Companies
Datumstempel van registrasiekantoor vir Maatskappye Registrateur van Maatskappye

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
1999-06-14
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

...NNE ROSE ... NOTARY ... GAUTENG

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

Revenue stamp or revenue franking machine impression R80

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 1999-06-14

SPECIAL RESOLUTION

(Section 200)
(To be lodged in duplicate)

Registration No. of Company
05/22751/06

Name of company EDGARS STORES LIMITED

Date notice given to members 10 May 1999 Date resolution passed 3 June 1999

Special resolution passed in terms of section 44(1)(a)75(1)(c)(e)(a) of the Act/*paragraph .... of the memorandum/*article .... of the articles.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) attached/*not attached.

CONTENTS OF RESOLUTION

(Use reverse side if necessary)

Resolved:

AS SPECIAL RESOLUTION NUMBERS 1 TO 4 (SEE ATTACHED ANNEXURE A)

Rubber stamp of company, if any or of secretaries.

Date 3 June 1999 Signature [signature]

~~Director~~/Secretary/~~Manager~~

Name (in block capitals) David James Viviers
Group Secretary
p.p. EDGARS STORES LIMITED

* Delete whichever not applicable.

(To be completed by company)

Herewith copy of special resolution as registered.

Registration No. of Company
05/22751/06

Name of company EDGARS STORES LIMITED

TO BE COLLECTED
BEDEKER

Postal address P O BOX 100, CROWN MINES, 2025

Special resolution registered this day
REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Date stamp of Companies Registration Office
1999-06-14
Registrar of Companies
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Not valid unless stamped by Registrar of Companies.

ANNEXURE "A"

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
1999 -06- 14
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

SPECIAL RESOLUTION NUMBER 1

"Resolved that, the name of the company be and is hereby changed to "EDGARS CONSOLIDATED STORES LIMITED" (abbreviated name "EDCON") with effect from Friday, 11 June 1999.".

The reason for and the effect of, special resolution number 1 is to change the name of Edgars to reflect the nature of the Edgars group which incorporates a number of different retail chains.

ORDINARY RESOLUTION NUMBER 1

"Resolved that clause 3.3 of the deed recording the terms of the Edgars Share Incentive Scheme be and is hereby amended by the deletion of the words "7,5% (rounded down to the nearest 100) of the total issued ordinary share capital for the time being of the company" and the substitution thereof of the words "20% (rounded down to the nearest 100) of the total issued ordinary share capital for the time being of the company on a fully diluted basis" which then amounts to 14 344 000 ordinary shares being available to the Edgars Share Incentive Scheme.".

ORDINARY RESOLUTION NUMBER 2

"Resolved that, subject to the passing and registration of special resolution numbers 2 and 3 the company issue 75 new shares to the Edgars Stores Limited Staff Share Trust of 10 cents, at an issue price of 3 730 cents per share in order to avoid fractions of shares arising in aggregate after the consolidation of the authorised and issued share capital as detailed under Special Resolution number 2.".

SPECIAL RESOLUTION NUMBER 2

"Resolved that, subject to the passing and registration of special resolution number 3 and ordinary resolution number 2, the company's authorised ordinary share capital consisting of R6 150 000 (divided into 61 500 000 ordinary shares of 10 cents each) and the issued ordinary share capital consisting of R5 737 620 (divided into 57 376 200 ordinary shares of 10 cents each) be and are hereby altered by the consolidation of every 100 ordinary shares of 10 cents into one ordinary share of 1 000 cents with effect from the close of business on Friday, 11 June 1999, so that :

- the authorised ordinary share capital shall be R6 150 000 divided into 615 000 shares of 1 000 cents each; and

- the issued ordinary share capital shall be R5 737 620 divided into 573 762 shares of 1 000 cents each.".

VIVIENNE ROSE HOSIOSKY
NOTARY
GAUTENG

SPECIAL RESOLUTION NUMBER 3

"Resolved that, subject to the passing and registration of special resolution number 2 and ordinary resolution number 2, the authorised ordinary share capital of the company consisting of 615 000 ordinary shares of 1 000 cents each and the issued ordinary share capital consisting of 573 762 ordinary shares of 1 000 cents each, be and are hereby altered by the sub-division of each existing ordinary share of the company into 100 ordinary shares of 10 cents each with effect from the close of business on Friday, 11 June 1999, so that :

- the authorised ordinary share capital shall be R6 150 000 divided into 61 500 000 shares of 10 cents each; and

- the issued share capital shall be R5 737 620 divided into 57 376 200 ordinary shares of 10 cents each.".

The reason for special resolutions number 2 and 3 is to provide a mechanism to facilitate in an equitable manner the reduction in the number of shareholders holding less than 100 shares in the company. The effect of special resolution number 2 is to consolidate the authorised and issued share capital so that every 100 shares of 10 cents each become one share of 1 000 cents. The effect of special resolution number 3 is to subdivide the authorised and issued share capital so that every one share of 1 000 cents each becomes 100 shares of 10 cents each.

SPECIAL RESOLUTION NUMBER 4

"Resolved that the authorised ordinary share capital of the company be and is hereby increased from 61 500 000 ordinary shares of 10 cents each to 72 000 000 ordinary shares of 10 cents each, by the creation of 10 500 000 new ordinary shares of 10 cents each, which new ordinary shares shall rank pari passu in all respects with the existing ordinary shares in the authorised share capital of the company.".

The reason for, and the effect of, the increase in the authorised share capital of Edgars is to create the shares necessary to implement the increase in the number of shares to be made available to the Edgars Share Incentive Scheme.

ORDINARY RESOLUTION NUMBER 3

"Resolved that, subject to the passing of ordinary resolution number 1 and the passing and registration of special resolution number 4 to be proposed at the general meeting at which the special resolution is to be considered, 14 623 800 ordinary shares of 10 cents each in the authorised but unissued share capital of the company be and are hereby placed under the control of the directors of the company who are specifically authorised in terms of section 221 of the Act, to allot and issue 14 344 000 of such shares to the Edgars Stores Limited Staff Share Trust and/or its nominee/s in accordance with the terms and conditions of the Edgars Share Incentive Scheme and any amendment thereto and the balance amounting to 279 800 authorised but unissued shares to be used by the directors for any other purpose.".

VIVIENNE HOSIO NOTARY GAUTENG

WERKSMANS
ATTORNEYS

WERKSMANS INC. REG. NO. 1990/007215/21

PRIVATE BAG 10015 SANDTON 2146 RSA
155 5TH STREET SANDOWN SANDTON 2196

TELEPHONE (27)(11) 535 8000
TELEFAX (27)(11) 535 8600
DOCEX 111 SANDTON

WRITER'S DIRECT PHONE
535 8129

INTERNET
http://www.werksmans.co.za

WRITER'S EMAIL ADDRESS
mpinto@werksmans.co.za

BY HAND

Yvette Dembskey
Edgars Consolidated Stores Limited
No 1
Press Avenue
Crown Mines
2025

YOUR REFERENCE : Y Dembskey

OUR REFERENCE : Ms Margi Pinto/lvdm/EDGA7090.65/003217LVDM.doc

30 July 2002

Dear Yvette

SPECIAL RESOLUTION - EDGARS CONSOLIDATED STROES LIMITED

1 The above matter refers.

2 I enclose Form CM26 (special resolution) duly registered by the Registrar of Companies, for your safekeeping.

3 Please sign the attached copy of this letter in acknowledgement of receipt of the said document, and return it to our messenger who will be waiting at your reception area for it.

4 I thank you for your valued instruction in this matter.

Yours sincerely

Lee-anne Van Der Merwe

VIVIENNE ROSE HOSIOSKY
NOTARY

DIRECTORS CD STEIN (CHAIRMAN) AJ AARON JM BORTZ TK BORTZ LJ CIVIN AM COSTA A DA COSTA GW DRIVER WJ DU PLESSIS SR FISHER L FLEISER D GEWER GF GRIESSEL VW HARRISON D HERTZ VR HOSIOSKY BB HOTZ H JACOBS G JOHANNES LR JOHANNES DB KAHN BM KEW N KIRBY M LEVENBERG E LEVENSTEIN AA LIPSHITZ J LUTTIG L K MATISONN C MORAITIS NE NOBIN DL PENKIN F RODRIGUES JH SCHOLES MB SIMON AJ SIMPSON PO STEYN KJ TRUDGEON AK VAN AS M VAN DER MERWE JL VAN WYK CA VERSFELD RN WAKEFIELD DC WALKER DG WILLIAMS PA WINER ASSOCIATES D DE BRUIN E FERREIRA SM GUMEDE MW MATHAI DC RUDMAN

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

Revenue stamp or revenue franking machine impression R50

SPECIAL RESOLUTION

(Section 200)
(To be lodged in duplicate)

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002 -07- 26
REGISTRAR OF COMPANIES AND CLOSE CORPORATIONS

Registration No. of Company
1946/022751/06

Name of company EDGARS CONSOLIDATED STORES LIMITED

Date notice given to members 16 May 2002 Date resolution passed 17 JULY 2002

Special resolution passed in terms of section 85 (2), 85(3) of the Act/*paragraph .... of the memorandum/*article .... of the articles.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) attached/*not attached.

CONTENTS OF RESOLUTION
(Use reverse side if necessary)

Resolved:

AS SPECIAL RESOLUTION NUMBER 1 (SEE ATTACHED ANNEXURE "A")

Rubber stamp of company, if any or of secretaries.

Date 17 July 2002 Signature [signature]
~~Director~~/Secretary/~~Manager~~

Name (in block capitals) David James Viviers
Group Secretary
p.p. Edgars Consolidated Stores Ltd.

* Delete whichever not applicable.

(To be completed by company)

Herewith copy of special resolution as registered.

Registration No. of Company
1946/022751/06

Name of company EDGARS CONSOLIDATED STORES LIMITED

Postal address TO BE COLLECTED - MOREMAX
To be collected "MOREMAX" AWW376

Special resolution registered this day
Date stamp of Companies
REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Registrar of Companies
2002 -07- 29
REGISTRAR OF COMPANIES AND CLOSE CORPORATIONS

Not valid unless stamped by Registrar of Companies.

GhostFill - Reproduced under Government Printer's Copyright Authority 9026 of 7.08.89 – FORM CM 26

ANNEXURE A

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002 -07- 26
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

EDGARS CONSOLIDATED STORES LIMITED
(REGISTRATION NUMBER 1946/022751/06)
("the company")

SPECIAL RESOLUTION NUMBER 1

"Resolved that the company hereby approves, as a general approval contemplated in sections 85(2) and 85(3) and 89 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), the acquisition by the company or any of its subsidiaries from time to time of issued ordinary shares in the company, upon such terms and conditions and in such amounts as the directors of the company may from time to time determine, but subject to the articles of association of the company, the provisions of the Act and the Listings Requirements of the JSE Securities Exchange ("JSE") as presently constituted and which may be amended from time to time, and:

a. any such acquisition of ordinary shares shall be implemented on the open market on the JSE;

b. this general authority shall only be valid until the company's next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution;

c. a paid press announcement will be published as soon as the company has acquired ordinary shares constituting, on a cumulative basis, 3% (three percent) of the number of ordinary shares in issue prior to the acquisition pursuant to which the 3% (three percent) threshold is reached, which announcement shall contain full details of such acquisitions;

d. acquisitions of ordinary shares in the aggregate in any one financial year may not exceed 10% (ten percent) of the company's issued ordinary share capital from the date of the grant of this general authority;

e. in determining the price at which the company's ordinary shares are acquired by the company in terms of this general authority, the maximum premium at which such ordinary shares may be acquired will be 10% (ten percent) of the weighted average of the market price at which such ordinary shares are traded on the JSE, as determined over the 5 (five) business days immediately preceding the date of repurchase of such ordinary shares by the company."

VIVIENNE ROSE NOSIOSKY NOTARY GAUTENG

WERKSMANS
ATTORNEYS

P O BOX 927 JOHANNESBURG 2000 RSA
WERKSMANS CHAMBERS
22 GIRTON ROAD PARKTOWN 2193
TELEPHONE (27)(11) 488 0000
TELEFAX (27)(11) 484 3100
DOCEX 2 JHB
WRITERS DIRECT PHONE
488 0129
INTERNET
http://www.werksmans.co.za
WRITER'S E-MAIL ADDRESS
mpinto@werksmans.co.za

BY HAND

Yvette Dembskey
Edcon
Press Avenue
Edgardale
2001

YOUR REFERENCE : Yvette Dembskey

OUR REFERENCE : Ms Margi Pinto/mp/EDGA 7090 055/000899mp.doc

14 August 2001

Dear Yvette

REGISTRATION OF SPECIAL RESOLUTIONS - EDGARS CONSOLIDATED STORES LIMITED

The above matter refers:

1 I enclose the original, registered Form CM26 (special resolution) in this matter, for your safekeeping.

2 Please do not hesitate to contact me directly at (011) 488 0129 should you require any further assistance in this matter.

3 Thank you for your valued instructions herein.

Yours sincerely

Margi Pinto

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

PARTNERS CD STEIN (Senior Partner) AJ AARON AJ BEHRMANN JM BORTZ TK BORTZ LJ CIVIN AM COSTA A DA COSTA GW DRIVER WJ DU PLESSIS D ELIAKIM SR FISHER L FLEISER D GEWER GF GRIESSEL VW HARRISON D HERTZ VR HOSIOSKY BB [illegible] G JOHANNES LR JOHANNES DB KAHN [illegible] N KIRBY M LEVENBERG E LEVENSTEIN AA [illegible]PSHITZ J LUTTIG C MORAIS D[illegible] PENKIN [illegible] RODRIGUES JH SCHOLES MB SIMON [illegible] STEYN JM STOCK KJ TRUDGEON M VAN DER MERWE CA VERSFELD RN WAKEFIELD D[illegible] WALKER DG WILLIAMS PA WINER EXECUTIVE DIRECTOR [illegible] BUTLER ASSOCIATES E FERREIRA NE NOBIN AJ SIMPSON AK VAN AS EP VAN EEDEN [illegible] VAN WYK

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

Special resolution

(Section 200)

(To be lodged in duplicate)

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2001 -07- 30
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Revenue stamp or revenue franking machine impression R80

Registration No. of company
1946/022751/06

Name of company EDGARS CONSOLIDATED STORES LIMITED

Date notice given to members 14 JUNE 2001 19__ Date resolution passed 19 JULY 2001 19__

Special resolution passed in terms of section 199 of the Act/*paragraph ______ of the memorandum/ *article ______ of the articles.

Copy of notice convening meeting attached.

Consent to waive period of notice of meeting (CM 25) attached/*not attached.

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved:

AS SPECIAL RESOLUTION NUMBERS 1 AND 2 (SEE ATTACHED ANNEXURE A)

Rubber stamp of company, if any or of secretaries.

Date 19 JULY 2001 Signature [signature]

~~Director~~/Secretary/~~Manager~~

Name (in block capitals) David James Viviers
Group Secretary
p.p. Edgars Consolidated Stores Ltd.

*Delete whichever not applicable.

To be completed by company.

Herewith copy of special resolution as registered.

Registration No. of company
1946/022751/06

Name of company EDGARS CONSOLIDATED STORES LIMITED

To be collected
"MOREMAX" W 00376

Postal address P O BOX 100 CROWN MINES 2025

Not valid unless stamped by Registrar of Companies.

Special resolution registered this day

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of Companies Registration Office

2001 -08- 0 8

Registrar of Companies

[signature]

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

Hortors Stationery

(Revised April 1990) Reproduced under Government Printer's Copyright Authority

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2001 -07- 30
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

ANNEXURE "A"

SPECIAL RESOLUTION NO. 1

"RESOLVED THAT Article 13 of the Articles of Association of the company be and is hereby amended by the addition of the following -

'13A Acquisition of shares issued by the company

Subject to the provisions of the Act and the requirements of the JSE Securities Exchange South Africa ("JSE"), the company may, with the prior approval of a special resolution of its shareholders in general meeting, acquire any shares issued by the company on the basis that -

- the price payable on such acquisition shall be paid out of the funds of or available to the company whether or not such payment results in a reduction of the issued share capital, share premium, reserves, stated capital, or any capital redemption reserve fund, or any other account of the company;

- the shares so acquired shall be cancelled as issued shares and the authorised share capital of the company shall remain unaltered.

13B Acquisition of shares in holding company and acquisition by subsidiary company/ies of shares in the company

The company may -

- subject to the provisions of the Act and the requirements of the JSE, with the prior approval by way of a special resolution of its shareholders in general meeting, acquire any shares issued by any of its holding companies;

- to the extent and in the manner required by the Act and the requirements of the JSE, authorise any subsidiary of the company to acquire shares in the company."

SPECIAL RESOLUTION NO. 2

"RESOLVED that the company hereby approves, as a general approval contemplated in sections 85(2) and 85(3) of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), the acquisition by the company or any of its subsidiaries from time to time of issued ordinary shares in the company, upon such terms and conditions and in such amounts as the directors of the company may from time to time determine, but subject to the articles of association of the company, the provisions of the Act and the Listings Requirements of the JSE Securities Exchange ("JSE") as presently constituted and which may be amended from time to time, and:

a. any such acquisition of ordinary shares shall be implemented on the open market on the JSE;

b. this general authority shall only be valid until the company's next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution;

c. a paid press announcement will be published as soon as the company has acquired ordinary shares constituting, on a cumulative basis, 3% (three percent) of the number of ordinary shares in issue prior to the acquisition pursuant to which the 3% (three percent) threshold is reached, which announcement shall contain full details of such acquisitions;

VIVIENNE ROSE HOSICK NOTARY GAUTENG

d. acquisitions of ordinary shares in the aggregate in any one financial year may not exceed 10% (ten percent) of the company's issued ordinary share capital from the date of the grant of this general authority;

e. in determining the price at which the company's ordinary shares are acquired by the company in terms of this general authority, the maximum premium at which such ordinary shares may be acquired will be 10% (ten percent) of the weighted average of the market price at which such ordinary shares are traded on the JSE, as determined over the 5 (five) business days immediately preceding the date of repurchase of such ordinary shares by the company."

VIVIENNE ROSE HOSIOSKY
NOTARY
GAUTENG

I certify that these are the new articles of association which were adopted in terms of a special resolution passed at a general meeting of the company on 13th July 1984

Director

10 August 1984

Date

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, 1973

ARTICLES OF ASSOCIATION OF A COMPANY HAVING A SHARE CAPITAL NOT ADOPTING SCHEDULE 1
(Section 60 (1); regulation 18)

REGISTRATEUR VAN MAATSK...
PRIVAATSAK/PRIVATE BAG X429
03 -08-1984
PRETORIA 0001
REGISTRAR OF COMPANIES

Registration No. of Company
UC 22751

("the company")

The articles of Table A contained in Schedule 1 to the Companies Act, 1973 shall not apply to the company.

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK/PRIVATE BAG X429
13 -07-1984
PRETORIA 0001
REGISTRAR OF COMPANIES

VIVIENNE ROSE HOSIOSKY
NOTARY
GAUTENG

The articles of the company are as follows -

INTERPRETATION

1 In the interpretation of these articles of association and unless the subject or context otherwise requires -

1.1 the following words and expressions shall have the following meanings -

	1.1.1	"Act"	the Companies Act, 1973 as amended or re-enacted and for the time being in force, including any regulations framed thereunder and for the time being in force
	1.1.2	"articles"	the articles of association for the time being of the company
S188(1)	1.1.3	"authorised representative"	a person authorised, in the manner prescribed by the Act, to act as the representative of a company or other body corporate at any general meeting of the company
S74	1.1.4	"capital"	the share capital or stated capital, as the case may be, of the company
S103(3)	1.1.5	"legal representative"	any person who has submitted the necessary proof of his appointment as -
	1.1.5.1		an executor of the estate of a deceased member or trustee, curator or guardian of a member whose

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK/PRIVATE BAG X429
03 -08-1984
PRETORIA 0001
REGISTRAR OF COMPANIES

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK/PRIVATE BAG X429
03 -08-1984
PRETORIA 0001
REGISTRAR OF COMPANIES

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK/PRIVATE BAG X429
13 -07-1984
PRETORIA 0001
REGISTRAR OF COMPANIES

VIVIENNE ROSE ... NOTARY GAUTENG

estate has been sequestrated or who is otherwise under disability;

1.1.5.2 the liquidator of any member which is a body corporate in the course of being wound up; or

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK/PRIVATE BAG X429
13 -07- 1984
PRETORIA 0001
REGISTRAR OF COMPANIES

1.1.5.3 the judicial manager of any member which is a company under judicial management

1.1.6	"memorandum"	the memorandum of association for the time being of the company
1.1.7	"person"	includes any body of persons, whether or not incorporated under any law of any country
1.1.8	"sign"	includes the reproduction of a signature by lithography, printing or any kind of stamp or any other mechanical process, and "signature" has the corresponding meaning
1.1.9	"transfer office"	the office of the transfer secretary for the time being of the company
1.1.10	"office"	the registered office for the time being of the company

1.2 unless the context indicates to the contrary, words importing any gender include the other genders and words importing the singular number include the plural, and vice versa;

1.3 any word or expression which is defined in the Act and which is not otherwise defined in these articles shall have the meaning assigned thereto in the Act as in force at the date of registration of the special resolution adopting these articles;

1.4 these articles shall be deemed to authorise the company to do anything which the Act empowers a company to do if so authorised by its articles, unless that authority is expressly excluded.

1.5 Save to the extent otherwise provided by these articles, the provisions of the company's articles in force immediately prior to the adoption of these articles shall, to the exclusion of these articles, continue to regulate any matter which, by the provisions of the Act continues to be regulated by the law relating to companies as it existed immediately prior to the coming into operation of the Act.

HEADINGS AND REFERENCE

2 These articles are to be construed as not including -

2.1 the headings to articles; and

2.2 references in the left-hand margins to -

2.2.1 sections of the Act designated by the letter 'S', and the numbers of the sections referred to; and

2.2.2 articles in these articles designated by the letter 'A', and the numbers of the articles referred to,

which are for information only.

VIVIENNE ROSE OSIOSKY NOTARY GAUTENG

ISSUE OF SHARES

A4 3 Subject to the provisions of the Act and of the memorandum and these articles, and without prejudice to any right previously conferred on the holder of an issued share, a general meeting, or the directors with the prior approval of a general meeting, may by resolution -

S221 3.1 issue any shares (whether with or without any preferred, deferred, or other special right or restriction, in regard to dividends, voting, return of capital or otherwise);

S98 3.2 issue preference shares which are, or at the option of the company are liable, to be redeemed;

on such terms and conditions as may be determined by that resolution, and may by similar resolution, but subject to the
A13 provisions of these articles, amend or add to such terms and conditions.

4 Should there be any issued preference shares in the capital, the issue of further shares ranking in priority to or pari
A15 passu with those preference shares shall be deemed to be a variation of the rights attached to those preference shares which adversely affects those rights.

VIVIENNE ROSE HOSIOSKY
NOTARY
GAUTENG

5 Subject to the provisions of the Act, the company may -

S79 5.1 pay interest on any shares issued for the purpose of raising money to defray the expenses of works or buildings or for the provision of plant;

S80 5.2 pay a commission to any person in consideration of his subscribing or agreeing to subscribe or of procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares of the company.

CERTIFICATES

S94
S95
S96
S125
S126
S140

6 Subject to the provisions of the Act, certificates shall be issued under the authority of the directors in such manner and form as the directors may determine from time to time, provided that -

6.1 any member shall be entitled to require more than one certificate in respect of shares registered in his name;

6.2 if any certificate is defaced, lost or destroyed it may be replaced on payment of such fee, if any, and on such terms as the directors may determine.

JOINT HOLDERS OF SHARES

7 Where two or more persons are registered as the holders of any share they shall be deemed to hold that share jointly, and -

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

7.1 notwithstanding anything to the contrary in these articles, on the death, sequestration, liquidation or legal disability of any one of such joint holders the remaining joint holders may be recognised, at the discretion of the directors, as the only persons having title to such share;

7.2 any one of such joint holders may give effectual receipts for any dividends, bonuses or returns of capital or other accruals payable to such joint holders;

7.3 only the joint holder whose name stands first in the register shall be entitled to delivery of the certificate relating to that share, or to receive notices from the company (and any notice given to such joint holder shall be deemed to be notice to all the joint holders);

7.4 any one of the joint holders of any share conferring a right to vote may vote either personally or by proxy at any meeting in respect of such share as if he were solely entitled thereto, and if more than one of such joint holders is present at any meeting, either personally or by proxy, the joint holder who tenders a vote and whose name stands in the register before the other joint holders who are present in person or by proxy shall be entitled to vote in respect of that share.

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

TRANSFER OF SHARES

8 Every instrument of transfer of a share shall be left at the transfer office accompanied by the certificate of the shares to be transferred and/or such other evidence as the company may require to prove the title of the transferor or his right to transfer the shares. Any authority to sign transfer deeds granted by a member for the purpose of transferring shares which may be lodged, produced or exhibited with or to the company at the transfer office shall be deemed to remain in full force, and the company may allow the same to be acted upon, until written notice of the revocation thereof is lodged at the transfer office. Even after the lodging of such notice, the company may give effect to any instrument signed under the authority to sign and certified by any officer of the company as being in order before the lodging of such notice.

S103(3) 9 A legal representative (not being one of several joint holders) shall be the only person recognised by the company as a member or having any title to a share registered in the name of the member whom he represents.

S103(3) 10 A legal representative shall be entitled to be registered as a member nomine officii in respect of any share registered in the name of any member whom he represents or to transfer any such share to himself or any other person provided that -

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

10.1 The directors shall in any of such cases have the same right, if any, to decline or suspend registration as they would have had in the case of a transfer of the share by the member in whose name it is registered;

10.2 should any legal representative fail to elect either to be registered as a member or to transfer any such share to himself or any other person within ninety days after the directors have given him notice requiring him to do so, the directors shall be entitled to withhold any dividends, bonuses, return of capital or other accruals in respect of such share until compliance with the notice.

S104 11 The directors may in their discretion record in the company's register of members that any share is held in trust or by a nominee and for whom that share is so held.

S103(2) 12 The instrument of transfer of a share shall be in the usual form or such other form as the directors may approve and shall be signed by the transferor.

VIVIENNE ROSE HOSIO NOTARY

ALTERATION OF CAPITAL

13 The company may, subject to the provisions of the Act -

S75 13.1 increase, consolidate, divide, sub-divide, or cancel all or any part of its capital;

S76 S83 S84 S98(1) (b) 13.2 reduce its capital, any capital redemption reserve fund, or any share premium account;

S75 13.3 convert any of its shares, whether issued or not, into shares of another class;

S100 13.4 convert all or any of its paid-up shares into stock and re-convert such stock into paid-up shares;

S75 13.5 convert any shares having a par value, into shares having no par value;

S75 13.6 convert any of its shares of no par value into shares having a par value.

FRACTIONS OF SHARES

A59 A13.1 14 If, on any capitalisation issue or consolidation of shares, members would, but for the provisions of this article, become entitled to fractions of shares, the directors shall be entitled to sell the shares resulting from the aggregation of such fractions on such terms and conditions as they deem fit for the benefit of the relevant members; and any director shall be empowered to sign any instrument of transfer or other instrument necessary to give effect to such sale.

VIVIENNE ROSE TOSIO NOTARY GAUTENG

VARIATION OF RIGHTS

S102 15 Subject to any right or restriction under which shares are held, the rights or restrictions attached to all or any shares of any class may be amended, modified, varied or cancelled by a general meeting, provided that no such amendment, modification, variation or cancellation which directly or indirectly adversely affects those special rights or restrictions shall be effected without -

15.1 the written consent or ratification of the holders of at least three-quarters of the shares in question,

or

15.2 the approval of or ratification by a resolution passed at a separate general meeting of the holders of the shares in question in the same manner, mutatis mutandis, as a special resolution, and the provisions of these articles relating to general meetings shall apply to any such separate general meeting, except that a quorum at any such general meeting shall be three persons holding or representing by proxy at least one-third of the issued shares of the class in question provided that if a quorom is not so present the meeting shall be adjourned to the fifth business day thereafter and the members present or represented at the meeting to which the adjournment takes place shall constitute a quorum.

VIVIENNE ROSE HOSIOS
NOTARY
GAUTENG

A4 16 Unless otherwise provided by the terms of issue or by these articles any right or restriction attached to all or any class or shares shall be deemed not to be directly or indirectly adversely affected by -

16.1 the creation or issue of any other shares ranking pari passu with (but not in priority to) any such shares already issued by the company;

S311 16.2 the cancellation in terms of the Act of any shares of any class in the capital.

17 BRANCH REGISTER

S107 S108(5) The company shall be entitled to cause a branch share register to be kept in any foreign country and the directors may make such provisions as they may think fit in respect of such branch share register.

GENERAL MEETINGS

S179 to S187 18 General meetings shall be held, in accordance with the provisions of the Act, at such times and places as may be determined by the directors. The notice of a general meeting shall state the place, day, hour and the nature of the business to be transacted at the general meeting.

S189 19 A member shall be entitled to appoint a proxy to attend, speak and vote (whether on a show of hands or on a poll) in his stead at any general meeting in accordance with the Act.

PROCEEDINGS AT GENERAL MEETINGS

S190 20 Unless a general meeting determines that there shall be a greater quorom, a quorom for a general meeting shall be the minimum number required by the Act; provided that if the company shall be a subsidiary of another company there shall be no quorum unless an authorised representative of that other company be present.

VIVIENNE ... NOTARY

S184 S190 21 Should a quorum not be present within thirty minutes after the appointed time for a general meeting, the general meeting, if convened by or on a requisition of members, shall be dissolved and in any other case shall stand adjourned to the same day (or if that day be a public holiday, the next business day) in the next week at the same time and place, and a quorum at the resumption of the general meeting shall be the minimum number required by the Act.

S191 22 The chairman or, failing him, a deputy chairman of the directors (or if more than one of them is present and willing to act, the most senior of them) shall be the chairman of each general meeting provided that if no chairman or deputy chairman is present and willing to act the members present shall elect one of the directors or, if no director is present and willing to act, a member to be chairman of that general meeting.

S192 23 The chairman of a general meeting shall if obliged to do so in terms of the Act, and may, with the consent of the meeting in any other circumstance, adjourn that general meeting from time to time.

S192 24 Subject to the provisions of the Act, it shall not be necessary to give notice of any adjournment of a general meeting.

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK/PRIVATE BAG X
03 -08- 1984
PRETORIA 0001
REGISTRAR OF COMPANIES

VIVIENNE ROSE HOSIOSKY
NOTARY

25 No business shall be transacted at the resumption of any adjourned general meeting other than the business left unfinished at the general meeting from which the adjournment took place.

S188(3) S193 to S197

26 Subject to any restriction as to voting to which any member or share may be subject, a member who -

26.1 (being an individual) is present in person or (being a corporation) is present by an authorised representative or proxy not being himself a member shall have one vote on a show of hands;

26.2 is present in person, by authorised representative or by proxy shall, on a poll, have that proportion of the total votes in the company which the aggregate amount of the nominal value of the shares held by that member bears to the aggregate of the nominal value of all the shares issued by the company.

27 At any general meeting a resolution put to the vote shall be decided by a show of hands unless a poll is demanded (on or before the declaration of the result of a show of hands) -

27.1 by the chairman of the meeting,

or

S198

27.2 in accordance with the provisions of the Act.

S199(4) S204 S205

28 On a show of hands at a general meeting a declaration by the chairman as to the result of the voting on any particular resolution and an entry to that effect in the minutes shall be conclusive proof of that result, without proof of the number or proportions of votes recorded in favour of, against and as abstaining from such resolution.

29 If a poll is demanded at a general meeting -

29.1 on the election of a chairman or on an adjournment, the poll shall be taken immediately and in such manner as the general meeting determines, and a poll on any other question shall be taken at such time and in such manner as the chairman of the general meeting directs;

29.2 the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded;

29.3 the demand shall not preclude the general meeting from considering any question other than that on which the poll has been demanded unless the general meeting decides otherwise;

29.4 the demand may be withdrawn at any time.

30 No objection shall be taken to the admission or rejection of any vote except at the general meeting at which the vote in dispute is cast, or, if it is adjourned, the resumption thereof. The chairman of that general meeting or resumed general meeting shall determine any issue raised by such objection and his determination shall be final and binding.

VIVIENNE ROSE HOSIOSKY NOTARY

31 A resolution in writing signed by all members entitled to receive notice of and to attend and vote at a general meeting shall be as valid and effective as if it had been passed at a general meeting properly called and held. Any such resolution may consist of several documents, each of which may be signed by one or more members and shall be deemed to have been passed on the date on which it was signed by the last member who signed it, unless a statement to the contrary is made in that resolution.

PROXIES

32 A proxy form, power of attorney or other authority in respect of a general meeting shall be in writing and signed by or on behalf of the grantor.

S189 33 Subject to the provisions of the Act, a proxy form shall -

33.1 be in such form as is approved or accepted by the directors;

33.2 be deposited at the registered office not less than twenty-four hours before the time appointed for the holding of the general meeting, or resumption of an adjourned general meeting at which the person named therein proposes to vote;

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

33.3 in addition to the authority conferred by the Act, except insofar as it provides otherwise, be deemed to confer the power generally to act at the general meeting in question, subject to any specific direction as to the manner of voting;

33.4 be valid at every resumption of an adjourned meeting to which it relates, unless the contrary is stated thereon;

33.5 not be used at the resumption of an adjourned meeting if it could not have been used at the general meeting from which it was adjourned for any reason other than that it was not lodged timeously for the meeting from which the adjournment took place;

33.6 not be valid after the expiry of two months after the date when it was signed unless it specifically provides otherwise.

34 A vote cast or act done in accordance with the terms of a proxy form shall be deemed to be valid notwithstanding –

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

34.1 the previous death, insanity, or any other legal disability of the person appointing the proxy,

or

34.2 the revocation of the proxy,

or

34.3 the transfer of a share in respect of which the proxy was given,

unless notice as to any of the abovementioned matters shall have been received by the company at the office or by the chairman of the meeting at the place of the general meeting if not held at the office, before the commencement or resumption (if adjourned) of the general meeting at which the vote was cast or the act was done or before the poll on which the vote was cast.

DIRECTORS

S208(1) 35 Subject to the provisions of the Act, unless otherwise determined by a general meeting, the number of directors shall be not less than four nor more than twenty, at least one of whom shall be appointed as the representative of the company's holding company.

VIVIENNE ROSE HOSIOSKY
NOTARY
GAUTENG

36 A general meeting or the directors shall have the power, from time to time, to appoint anyone as a director, either to fill a vacancy in the directors or as an additional director, provided that the total number of directors shall not at any time exceed the maximum number fixed by or in accordance with these articles and the appointment of any director so appointed shall cease at the conclusion of the next annual general meeting, unless it is confirmed at that annual general meeting.

S210
S211
S212

37 The continuing directors may act, nothwithstanding any vacancy in their number, but if and for so long as their number is reduced below the minimum number of directors required to act as such for the time being, the continuing directors may act only to -

37.1 increase the number of directors to the required minimum,

or

37.2 summon a general meeting for that purpose, provided that if there is no director able or willing to act then any member may convene a general meeting for that purpose.

38 Neither a director nor an alternate director shall be obliged to hold any qualification shares.

39 The remuneration of the directors for their services as such shall be determined from time to time by a general meeting.

VIVIENNE ROSE HOROSKY NOTARY GAUTENG

40 The directors shall be paid all travelling, subsistence, and other expenses properly incurred by them in the execution of their duties in or about the business of the company and which are authorised or ratified by the directors.

ALTERNATE DIRECTORS

41 Each director may by notice to the company -

41.1 nominate anyone or more than one person in the alternative (including any of his co-directors) to be his alternate subject to the approval of the other directors of that alternate, which approval shall not be unreasonably withheld;

41.2 at any time terminate any such appointment.

42 The appointment of an alternate director shall terminate -

42.1 when the director to whom he is an alternate director -

42.1.1 ceases to be a director;

or

42.1.2 terminates his appointment;

or

42.2 if the directors reasonably withdraw their approval to his appointment.

VIVIENNE ROSE HOSIOSKY
NOTARY
GAUTENG

43 An alternate director shall -

43.1 only be entitled to attend or act or vote at any meeting of directors if the director to whom he is an alternate is not present, provided that -

43.1.1 he may attend a meeting of directors at which the director to whom he is an alternate is present if the other directors agree thereto;

43.1.2 any person attending any meeting of directors as a director in his own right and/or as an alternate for one or more directors shall have one vote in respect of each director whom he represents, including himself if he is a director;

A50 43.2 only be entitled to sign a resolution passed otherwise than at a meeting of directors in terms of these articles if the director to whom he is an alternate is then absent from the town in which the office is situate, or is incapacitated;

43.3 subject to the aforegoing, generally exercise all the rights of the director to whom he is an alternate in the absence or incapacity of that director;

43.4 in all respects be subject to the terms and conditions existing with reference to the appointment, rights and duties and the holding of office of the director to whom he is an alternate, but shall not have any claim of any nature whatever against the company for any remuneration of any nature whatever.

VIVIENNE ROSE HOSIOSKY
NOTARY
GAUTENG

POWERS AND DUTIES OF THE DIRECTORS

A44 A45 44 Subject to any limitation imposed by these articles, the management of the business and the control of the company shall be vested in the directors who, in addition to and without limitation of the powers expressly conferred upon them by the Act or these articles, may exercise or delegate to any one or more persons all such powers and do or delegate to any one or more person the doing of all such acts (including the right to sub-delegate) as may be exercised or done by the company and are not in terms of the Act or by these articles expressly directed or required to be exercised or done by a general meeting, subject, nevertheless, to that management and control -

44.1 not being inconsistent with;

and

44.2 being in compliance with,

any resolution passed by a general meeting. No such resolution passed by a general meeting shall invalidate any prior act of the directors or any delegatee.

DIRECTORS' REPORT TO DISCLOSE RESOLUTIONS PASSED BY SUBSIDIARY COMPANIES

45 If the company is a holding company the directors' report attached to the annual financial statements issued by the company pursuant to the Act shall disclose full particulars of all special resolutions and resolutions passed at general meetings (excluding annual general meetings) of the company's subsidiaries since the date of the directors' report attached to the previous annual financial statement of the company.

13 -07-1984
PRETORIA 0001
REGISTRAR OF COMPANIES

VIVIENNE ROSE HOSIOSKY
NOTARY
GAUTENG

COPIES OF ANNUAL FINANCIAL STATEMENT AND REPORTS TO BE SENT TO STOCK EXCHANGE

46. The directors shall cause the required number of copies of the financial statements of the company and if the company has subsidiaries, of the group financial statements of the company and its subsidiaries, together with the reports of the auditors, all as required to be laid before a general meeting, to be sent to members at least twenty-one days before the general meeting at which they are to be considered, and also to any recognised stock exchange on which any shares of the company are for the time being listed, in accordance with the requirements of that stock exchange.

BORROWING POWERS

47. The directors may exercise all the powers of the company to borrow money and to mortgage or encumber its undertaking, property and uncalled capital or any part thereof and to issue debentures or debenture stock (whether secured or unsecured) and other securities (with such special privileges, if any, as to allotment of shares or stock, attending and voting at general meetings, appointment of directors or otherwise as may be sanctioned by a general meeting), whether outright or as security for any debt, liability or obligation of the company or of any thrd party. However, the directors shall restrict the borrowings of the company so as to ensure that the aggregate amount at any one time owing by the company in respect of moneys borrowed by it shall not exceed the amount for the time being authorised by its holding comany, if the company is a subsidiary of a holding company whose shares are listed ou a stock exchange.

VIVIENNE ROSE KOSIOSKY NOTARY GAUTENG

48 Notwithstanding the provisions of 47, no debt incurred or security given in breach of the provisions of 47 shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given to the effect that the provisions of 47 had been or were thereby breached.

INTERESTS OF DIRECTORS

S234 to S241

49 Subject to compliance with the provisions of the Act, a director shall not be liable (in the absence of any agreement to the contrary) to account to the company for any profit or other benefit arising out of any contract entered into by the company in which he is directly or indirectly interested.

S234 S235 S237

50 A director shall, if he has, in accordance with the Act, disclosed his interest (if it is material) in the relevant contract or arrangement -

50.1 be counted in a quorom for the purpose of a meeting of directors at which he is present to consider any matter,

and

50.2 be entitled to vote in regard to any matter,

relating to any existing or proposed contract or arrangement in which he is interested, other than a contract or arrangement regulating his holding of an office or place of profit under the company or a subsidiary of the company.

DISQUALIFICATION OF DIRECTORS

S213 51 A director shall cease to hold office as such if he -

S218

S219 51.1 is prohibited from being or is removed as or is disqualified from acting as a director of a company in terms of the Act;

51.2 gives notice to the company of his resignation as a director with effect from the date of, or such later date as is provided for in, such notice;

51.3 absents himself from meetings of directors for six consecutive months without the leave of the other directors, and they resolve that his office shall be vacated, provided that this provision shall not apply to a director who is represented by an alternate who does not so absent himself;

51.4 is given notice, signed by members holding in the aggregate more than 50% of the total voting rights on a poll of all members then entitled to vote on a poll at a general meeting, of the termination of his appointment.

PROCEEDINGS OF DIRECTORS

52 The directors may -

52.1 meet, adjourn, and otherwise regulate their meetings as they think fit and any director shall be entitled to convene or direct the secretary to convene a meeting of the directors;

52.2 determine what notice shall be given of their meetings and the means of giving that notice, provided that any such prior determination may be varied, depending on the circumstances and reasons for the directors' meeting in question.

VIVIENNE ROSE HOSOSKY NOTARY GAUTENG

A34 53 Unless otherwise determined by the company in general meeting, or by a meeting of the directors (at which all the directors are present), the quorum necessary for the transaction of the business of the directors shall be three directors.

54 The directors may elect a chairman and a deputy chairman or deputy chairmen of the directors and determine the period for which each is to hold office. If more than one deputy chairmen are elected, the directors shall, upon their election, determine the order of their seniority. At any meeting of directors, the chairman of the directors, or if he is not present or willing to act as such, the most senior deputy chairman present and willing to act as such, shall act as chairman. If no chairman or deputy chairman has been elected, or is present and willing to act as such, the directors present at any directors' meeting shall choose one of their number to be chairman of the meeting.

S236
S242(2) 55 Subject to the provisions of the Act a resolution signed by directors (or their alternates, if applicable) who are present at the time when the resolution in question is signed by the first of such directors, in the Republic of South Africa and whose number is not less than that of a quorom for a meeting of directors, and inserted in the minute book, shall be as valid and effective as if it had been passed at a meeting of directors. Any such resolution may consist of several documents, each of which may be signed by one or more directors (or their alternates, if applicable) and shall be deemed to have been passed on the date on which it was signed by the last director who signed it (unless a statement to the contrary is made in that resolution).

VIVIENNE ROSE HOSIOSKY
NOTARY
GAUTENG

EXECUTIVE DIRECTORS

56 The directors may appoint from time to time one or more of the directors as executive directors or as managing directors of the company, on such terms and conditions, as to remuneration and otherwise, (but for a maximum period of five years in the case of any one appointment) as may be determined from time to time by a disinterested quorum of the directors, provided that the appointment of any executive director or managing director shall, without prejudice to any claim of any nature whatever which any such director may have against the company, cease if for any reason he ceases to be a director.

ROTATION OF DIRECTORS

57 The directors shall retire from office in the following manner -

57.1 at each annual general meeting of the company one third of the directors, excluding the managing director (provided that if there be more than one managing director, only the most senior of them shall be excluded) and any director referred to in 57.3 or, if their number is not three or a multiple thereof, then the number nearest to but not less than one-third of the directors shall retire from office;

57.2 the directors to retire in terms of 57.1 shall be those who have been longest in office since their last election, provided that -

57.2.1 if more than one of them were elected directors on the same day, those to retire shall be determined by lot unless those directors agree otherwise between themselves;

57.2.2 if at any annual general meeting any director will have held office for three years since his last election, he shall also retire at such annual general meeting;

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

57.3 any director appointed as such after the conclusion of the company's preceding annual general meeting shall retire from office at the conclusion of the annual general meeting held immediately after his appointment;

57.4 a retiring director shall be eligible for re-election, and if re-elected, shall be deemed not to have vacated his office;

57.5 the annual general meeting at which a director retires may elect another person to fill the vacated office, and if it is not so filled the retiring director shall, if he has offered himself for re-election, be deemed to have been re-elected unless the annual general meeting expressly resolves not to fill such vacated office or not to re-elect such retiring director;

57.6 no person other than a retiring director shall be eligible for election as a director at any annual general meeting unless the directors recommend otherwise, or unless not less than three nor more than twenty-one days before the date appointed for the annual general meeting a member who is entitled to attend and vote at such annual general meeting shall have lodged written notice proposing such person as a director, together with the consent of that person to be elected as a director.

DIVIDENDS

58 A general meeting or the directors may declare dividends to any one or more classes of members from time to time -

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK/PRIVATE BAG X429
13 -07- 1984
PRETORIA 0001
REGISTRAR OF COMPANIES

VIVIENNE ROSE HOSIOSKY
NOTARY
GAUTENG

58.1 registered as such at a date which shall be not less than fourteen days after the date of publication of the announcement of the declaration of the dividend on the basis that the register of members may not be closed between the date of the publication of such announcement and the record date for the payment of the dividend;

and

58.2 with the sanction of a general meeting, any dividend declared may be paid either wholly or in part by the distribution of such specific assets in such manner as the directors may determine, provided that no greater dividend shall be declared by a general meeting than is recommended by the directors.

59 The company may transmit any dividend or other amount payable in respect of a share by ordinary post to the address of the holder thereof recorded in the register or such other address as the holder thereof may previously have given to the company in writing, and the company shall not be responsible for any loss in transmission.

60 Any dividend payable on or in respect of a share -

60.1 which is unclaimed, may be retained by the company and may be invested or used as the directors may deem fit for the benefit of the company until claimed by the member concerned;

60.2 which is retained and unclaimed -

60.2.1 for twelve years,

or

60.2.2 for three years, should the company be wound up or deregistered,

VIVIENNE ROSE HOSICK NOTARY GAUTENG

after the payment date of the dividend or money in question, shall be forfeited and revert to the company or its assigns and may be dealt with by the directors or such assigns as they deem fit;

60.3 shall not bear interest against the company;

and the company shall, for the purpose of facilitating its winding up or deregistration, or the reduction of its share capital, any share premium account or capital redemption reserve fund, be entitled by special resolution to delegate to any bank, registered as such in accordance with the laws of the Republic of South Africa, the liability for payment of any such dividend or other money, payment of which has not been forfeited in terms of the aforegoing.

RESERVES

61 The directors may -

61.1 set aside and carry to a reserve account any part of the profits of the company, which may at their discretion be applied for any purpose for which the profits of the company may properly be applied in such manner as the directors deem fit;

61.2 divide any such reserve account into such special accounts as they deem fit and consolidate such special accounts (or any part thereof) into one or more accounts.

VIVIENNE ROSE HOCHSCHILD NOTARY GAUTENG

CAPITALISATION

S221 62 The directors, subject to the provisions of the Act, or a general meeting, on the recommendation of the directors, may resolve to capitalise the whole or any part of -

62.1 any amount available for distribution as a dividend and not required for the payment or provision of dividends on preference shares;

62.2 any amount standing to the credit of any of the company's reserve accounts (including its share premium account or capital redemption reserve fund);

by applying such amount in paying up in full unissued shares of the company, to be issued to the members in the same proportions as if those shares had constituted a dividend declared by the company.

-

WINDING UP

S342 63 If the company is wound up whether voluntarily or compulsorily -

63.1 the assets remaining after payment of the liabilities of the company and the costs of winding up shall be distributed amongst the members in proportion to the numbers of shares respectively held by them, subject to the rights of any members to whom shares have been issued on special conditions and subject to the company's right to apply set-off against the liability, if any, of members for unpaid capital or premium;

VIVIENNE ROSE HOSH NOTARY GAUTENG

63.2 the liquidator, with the authority of a special resolution, may divide amongst the members in specie or kind the whole or any part of the assets and whether or not those assets consist of property of one kind or different kinds.

INDEMNITY

S247
S248

64 Every director, alternate director, manager, secretary and other officer of the company and any person employed by the company as its auditor shall be indemnified out of the company's funds against all liability incurred by him in defending any proceedings (whether civil or criminal) arising out of any actual or alleged negligence, default, breach of duty or breach of trust on his part in relation to the company in which judgment is given in his favour or in which he is acquitted or in connection with any matter in which relief is granted to him by the court in terms of the Act.

NOTICES

A49.2

65 Subject to the provisions of these articles, a notice shall be in writing and shall be given or served by the company upon any member or director either by delivery or by sending it through the post, properly addressed, to -

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

65.1 a member at his address shown in the register of members;

S215 65.2 a director at his postal address shown in the director's register;

and any such notice to members shall simultaneously be given to the secretary or other suitable official of any recognised stock exchange on which the shares of the company are listed for the time being, in accordance with the requirements of such stock exchange.

66 A member may by notice require the company to record an address within the Republic of South Africa (as it is constituted from time to time) which shall be deemed to be his address for the purpose of the service of notices.

67 Every such notice shall be deemed, until the contrary is proved, to have been received -

67.1 if it is delivered, on the date on which it is so delivered;

67.2 if it is sent by post, on the date on which it would normally be received in the ordinary course of business of the post office.

68 When a given number of days' notice or notice over any period is required to be given the date on which it is deemed to be received shall not be counted in such number of days or period.

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK/PRIVATE BAG X429
03 -08- 1984
PRETORIA 0001
REGISTRAR OF COMPANIES

VIVIENNE ROSE HOSKING
NOTARY
GAUTENG

69 The omission to give notice of a general meeting or of a meeting of directors to or the non-receipt of, or delay in transmission through the post of, any such notice by or to any member or director, as the case may be, shall not invalidate any resolution passed at any such meeting.

PURCHASE OF ASSETS OR BUSINESS WITH RETROSPECTIVE EFFECT

70 Should the company purchase -

70.1 any asset or business with retrospective effect (whether or not the effective date precedes the date of incorporation of the company) on terms that the company shall be entitled to the profits and/or shall bear the losses in respect of that asset or business from the effective date;

70.2 any share or security, with the right to receive dividends or interest, accrued in respect of any period prior to such purchase,

the company shall not be obliged to capitalise any such profits, losses, dividends or interest, and the directors may in their discretion treat the whole or any part thereof for all purposes as revenue profits or revenue losses of the company.

VIVIENNE ROSE SISONSKY NOTARY GAUTENG

71 RIGHTS ATTACHING TO THE 6% CUMULATIVE PREFERENCE SHARES ("The preference shares")

The preference shares shall confer upon the holders thereof the following rights and privileges and shall be subject to the following conditions and restrictions, namely -

71.1 The right to receive out of the profits of the company which it shall from time to time be determined to distribute, a fixed cumulative preferential dividend calculated at the rate of 6% per annum on the amounts for the time being paid up on the preference shares, in priority to any payment of dividend to the holders of any other classes of shares in the capital of the company.

71.2 The right in a winding up to repayment of the capital paid up on the preference shares, together with a sum equivalent to all arrears or deficiency (if any), of the said fixed cumulative preferential dividend thereon whether earned or declared or not down to the date of the commencement of the winding up, in priority to any other classes of shares in the capital of the company.

71.3 The preference shares shall not confer any further or other right to participate in the profits or assets of the company.

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK/PRIVATE BAG X429
13 -07-1984
PRETORIA 0001
REGISTRAR OF COMPANIES

VIVIENNE ROSE HOSIOSKY
NOTARY
GAUTENG

71.4 The said preference shares shall not entitle the holders thereof to receive notices of or attend or vote at any general meeting of the company except during such period as the said preferential dividend or any part thereof remains in arrear and unpaid for six months or more after the due date of such dividend or the business of the meeting includes the consideration of a resolution for winding up the company or any resolution directly affecting any of the rights or privileges attached to the preference shares or the interests of the holders thereof.

71.5 Without the previous consent in writing of the holders of three-fourths of the preference shares for the time being issued or the sanction of a special resolution passed at a separate meeting of such shareholders -

71.5.1 no further shares may be created ranking in priority to or pari passu with the preference shares, and

71.5.2 the aggregate amount at any time owing by the company and its subsidiary companies (exclusive of inter-company borrowings) shall not exceed the nominal amount of the capital issued and paid up of the holding company plus the total of free reserves as shown in the consolidated balance sheet, certified by the auditors of the holding company.

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

71.6 The dividend on the preference shares shall be paid by the company half-yearly as soon as possible after the first day of January and first day of July in each year.

72 RIGHTS ATTACHING TO THE CUMULATIVE PARTICIPATING PREFERENCE SHARES
("the participating preference shares")

The following terms shall apply to the participating preference shares in the capital of the company -

72.1 The participating preference shares will confer the right to receive out of the profits of the company, which it shall determine to distribute from time to time, in priority to any payment of dividends to the holders of shares in the capital of the company ranking after the participating preference shares, a fixed cumulative preferential cash dividend ("the preferential dividend") of 75 cents per share per annum. The preferential dividend will be due and, if declared, payable half-yearly in arrear on 30 June and 31 December in each year in respect of the half-yearly periods ending on those dates.

VIVIENNE ROSE HOSIOSKY
NOTARY
GAUTENG

72.2 Notwithstanding the provisions of 72.1 :

72.2.1 the first preferential dividend on all participating preference shares allotted and issued directly pursuant to a rights issue to ordinary shareholders of the company ("the rights issue") will be due and, if declared, payable on 31 December 1977 and calculated on a daily basis from the closing date of the rights issue to 31 December 1977 (both days inclusive);

72.2.2 the first preferential dividend on all participating preference shares allotted and issued as a result of the conversion of unsecured automatically convertible debentures to be issued by the Company will be due and, if declared, payable on 30 June 1983 and will be calculated for the complete half-year ending on that date.

72.3 In addition to the preferential dividend in respect of each participating preference share held, the participating preference shares will confer the right to receive out of the profits of the company, which it shall determine to distribute from time to time, in priority to any payment of dividends to the holders of shares in the capital of the company ranking after the participating preference shares, a further preferred and cumulative cash dividend ("the participating dividend") in respect of each participating preference share.

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

72.4 The participating dividend will be due and, if declared, payable on 30 June and 31 December in each year and will be equal to one-fifth of the amount of all dividends declared per ordinary share during the half-year ending on those dates but subject to the amount paid in respect of each participating preference share, being a minimum of ("the minimum participating dividend") -

72.4.1 42 cents per annum for the period ending 31 December 1977. The proportion payable will be calculated on a daily basis from the closing date of the rights issue to 31 December 1977 (both days inclusive);

72.4.2 48 cents per annum for the years ending 31 December 1978 to 31 December 1982;

72.4.3 61 cents per annum thereafter.

72.5 If the participating dividend calculated in respect of any calendar year is less than the appropriate minimum participating dividend, the participating dividend payable on 31 December of that year shall be increased so as to ensure that the appropriate minimum participating dividend is paid in respect of that calendar year.

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

No participating dividend will be paid on 30 June in any year in which no dividends are declared by the company on its ordinary shares during the half-year ending on such 30 June. In this event, only one participating dividend will become due on 31 December of the year in question. The minimum participating dividend will be cumulative whether or not any dividends are declared on the ordinary shares.

72.6 Notwithstanding the provisions of 72.4, the first participating dividend will be due on 31 December 1977, and will be calculated in accordance with the following formula :

$$\text{Dividends declared per ordinary share during the year ending 31 December 1977} \times \frac{1}{5} \times \frac{\text{Number of days from the closing date of the rights issue to 31 December 1977 (both days inclusive)}}{365}$$

72.7 No dividend may be paid on the ordinary shares if any part of the preferential and/or the participating dividend due on the participating preference shares is in arrear and unpaid. The payment of dividends accruing in respect of the existing 6% cumulative preference shares in the capital of the company will be in priority to the distribution of all dividends on the participating preference shares.

72.8 The participating preference shares will confer the right, on a winding-up of the company, in priority to any payment in respect of the company's issued shares ranking after the participating preference shares, but after any payment in respect of the existing 6% cumulative preference shares in the capital of the company, to the repayment of an amount equal to the sum of the par value of the participating preference shares, and any premium accruing to the company on the issue of the participating preference shares, and any arrears in the preferential and/or participating dividend (whether declared or not) calculated to the date of the commencement of the winding-up.

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

72.9 If there should be any surplus remaining after having satisfied the rights as aforesaid and after having repaid to the holders of any other class of shares then issued the amount of capital paid up or deemed to be paid up thereon, together, to the extent that they are entitled thereto, with the aggregate of R37 100 000 (being the total consolidated reserves of the company, and its subsidiaries, including share premium, at 10 July 1976, the date of the latest audited financial statements of the company), plus 75% of the increase in such consolidated reserves during the financial year ending 9 July 1977 as evidenced by the audited financial statements of the company at that date plus the amount of the premium arising on all further issues of any other class of share in the share capital of the company, then such surplus shall be apportioned so that the proportion thereof accruing on a participating preference share shall be equal to one-fifth of the proportion thereof accruing on an ordinary share.

72.10 Save as is set out in 72.1 to 72.9 inclusive the participating preference shares shall not be entitled to any further participation in the profits or assets of the company.

72.11 The participating preference shares shall not be redeemable.

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

72.12 The registered holders of the participating preference shares shall not be entitled to vote either in person or by proxy at any general meeting of the company by virtue or in respect of the participating preference shares, unless any one or more of the following circumstances prevail at the date of any such meeting -

72.12.1 the preferential dividend or any part thereof in respect of the first period or any subsequent half-yearly period remains, whether declared or not, in arrear and unpaid after six months from due date thereof;

72.12.2 The participating dividend or any part thereof in respect of the first period or any subsequent half-yearly period remains, whether declared or not, in arrear and unpaid after six months from due date thereof;

72.12.3 a resolution of the company is proposed which directly affects the rights attached to the participating preference shares or the interests of the holders thereof, including a resolution for the winding up of the company or for the reduction of its share capital or share premium account;

72.12.4 a resolution of the company is proposed for the disposal of the whole or substantially the whole or the greater part of the assets of the company.

VIVIENNE ROSE HOSIOSKY NOTARY GAUTENG

72.13 At every meeting of the company at which the registered holders of the participating preference shares are entilted to vote, the provisions of these articles relating to general meetings of ordinary shareholders shall, mutatis mutandis, apply to the persons entitled to vote in respect of the participating preference shares, and, upon a poll, a registered holder of participating preference shares shall be entitled to that proportion of the total votes in the company determined in accordance with section 195 of the Act.

72.14 The participating preference shares shall participate in any offer for subscription of shares or marketable securities of any nature whatsoever or distributions in kind (excluding repayments of capital whether in cash or in kind) which may be made to the holders of ordinary shares and in any rights or benefits (excluding capitalisation issues of ordinary shares) which may accrue to the holders of ordinary shares on the basis that each participating preference share will entitle the holder thereof to the equivalent of one-fifth of the shares or securities offered or rights or benefits which will accrue or the distributions made to the holder of each ordinary share; provided that this clause shall not be construed as entitling a holder of participating preference shares to participate in any offer or scheme of arrangement referred to in 72.19.

VIVIENNE ROSE HOSIOS
NOTARY
GAUTENG

72.15 In the event of a consolidation or sub-division of the ordinary shares into denominations of more or less than 50 cents in par value or a conversion of the ordinary shares into shares of no par value or a capitalisation issue of ordinary shares being made -

72.15.1 the participating dividend in terms of 72.3 and 72.4;

72.15.2 the extent to which the participating preference shares participate in any surplus on a winding up of the Company in terms of 72.8 and 72.9;

72.15.3 the extent to which the participating preference shares participate in, inter alia, shares or securities offered or rights or benefits or distribitions in terms of 72.14;

shall be adjusted on a proportionate basis by the auditors of the company ("the auditors") so as to ensure that the participating preference shares continue to enjoy the same rights in regard to 72.15.1 to 72.15.3 inclusive as are presently attached to the participating preference shares. In addition, in the event of any of the shares in the capital of the company being converted into shares of no par value, the participating preference shares shall simultaneously be converted into participating preference shares of no par value and consolidated or sub-divided, as the case may be, in such manner as determined by the auditors so as to ensure that the proportionate voting rights attaching to the participating preference shares at the time of the conversion are maintained.

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK/PRIVATE BAG X429
13 -07-1984
PRETORIA 0001
REGISTRAR OF COMPANIES

NOTARY
GAUTENG

72.16 If for any reason the company changes its method of determining the date on which its financial year ends or departs from its practice of declaring dividends on its ordinary shares in February and August of each year and such change or departure has the effect of delaying the declaration of an ordinary dividend so that no such dividend is declared in any half-yearly period, then the auditors shall adjust the dates upon which the participating dividends become due so that the effect of such change or departure on the right of the holder of the participating preference shares to receipt of the participating dividend is minimised.

72.17 The adjustments or alterations shall be made successive whenever such adjustments or alterations are required to be made. Upon the making of any such adjustments or alterations, the holders of the participating preference shares must be notified forthwith thereof by circular and suitably amended participating preference share certificates must, where necessary, be issed to such shareholders.

72.18 Subject to 72.15 to 72.17 inclusive the terms of the participating preference shares may not be modified and the share capital, share premium and non-distributable reserves or stated capital of the company may not be reduced, repaid or distributed (other than for any purpose permitted by sections 76(3) and 77(3) of the Act provided that any such permitted reduction, repayment or distribution does not have the effect of reducing the share premium account to below the amount of share premium accruing to the company on the issue of the participating preference shares) and no shares in the capital of the company ranking in priority to or pari passu with the participating preference shares shall be created without

72.18.1 the prior written consent of the holders of at least three-fourths of the participating preference shares ; or

72.18.2 the prior sanction of a resolution passed at a separate class meeting of the holders of the participating preference shares in the same manner, mutatis mutandis, as a special resolution, and the provisions of these articles relating to general meetings of ordinary shareholders shall, mutatis mutandis, apply to any such class meeting, except that a quorum at any such class meeting shall be three persons holding or representing by proxy at least one-fourth of the participating preference shares, provided that if at any adjournment of any such class meeting a quorum is not present then the provisions of these articles relating to adjourned general meetings of ordinary shareholders shall, mutatis mutandis, apply.

72.19 If any takeover or other offer is made to the ordinary shareholders of the company for the purchase of all or part of the ordinary shares held by them, or any scheme of arrangement is proposed whereby the ordinary shareholders of the company are asked to agree to the cancellation of all or part of the ordinary shares held by them for a consideration, the company shall procure, so far as it is able but without obligation, that a like offer is made or scheme of arrangement is proposed at the same time to each registered holder of participating preference shares.

72.20 The company shall send to every registered holder of participating preference shares a copy of every circular, notice or other like document at the same time as it is sent to the ordinary shareholders of the company.

72.21 In the event that a dispute arises between the company and any of the holders of the participating preference shares in regard to any of the terms of the participating preference shares or in regard to their interpretation or in the event of a dispute arising between any of the holders of the participating preference shares and the auditors in regard to any adjustment made by them in accordance with the terms of the participating preference shares, such dispute shall then immediately be submitted to and resolved by a Chartered Accountant (S.A.) appointed for that purpose by the President for the time being of the Transvaal Society of Chartered Accountants. Such Chartered Accountant (S.A.) shall act as an expert ("the expert") and not as an arbitrator. The decision of the expert shall be final and binding on the company, the auditors and all the holders of the participating preference shares and shall be carried into effect by them. The expert shall not be bound to follow strict principles of law but may decide the matter submitted to him according to what he considers just and equitable in the circumstances.

72.22 All decimals of a cent arising in every calculation in respect of each participating preference share will be rounded to the nearst one-hundredth of a cent. Third decimals in excess of "0,005" will be rounded up to the nearest one-hundredth of a cent, and third decimals of "0,005" and below will be rounded down to the nearest one-hundredth of a cent.

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK/PRIVATE BAG X429
03 -08- 1984
PRETORIA 0001
REGISTRAR OF COMPANIES

VIVIENNE ROSE HOSIOSKY
NOTARY
GAUTENG

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK/PRIVATE BAG X429
13 -07- 1984
PRETORIA 0001
REGISTRAR OF COMPANIES

SPECIAL RESOLUTION passed at a General Meeting of cumulative participating preference and ordinary members held on 17 September 1984.

The company's articles of association are amended by the inclusion of a new article, under the heading "Rights attaching to the convertible cumulative participating preference shares", numbers 73 and reading as follows -

73. Rights attaching to the convertible cumulative participating preference shares

Upon -

73.1 all the allocated and/or issued cumulative participating preference shares of all casses in the company's capital being held and/or acquired by The South African Breweries Limited and its subsidiaries and/or its nominee/s;

73.2 all the cumulative participating preference shares of all classes in the company's capital being consolidated into 325 000 cumulative participating preference shares of R2 each (and, insofar as may be necessary, converted into convertible cumulative participating preference shares of R2 each),

such 325 000 convertible cumulative participating preference shares of R2 each shall, subject to compliance by the company with the provisions of section 102(3) of the Companies Act, 1973, as amended, be compulsorily and automatically converted into 325 000 ordinary shares of R2 each in the company's capital (credited as fully paid and ranking pari passu in all respects with the other ordinary shares in the company's capital).

CERTIFIED CORRECT

IAN KELVIN ELLIS
GROUP SECRETARY

VIVIENNE ROSE HOSIOSKY
NOTARY
GAUTENG

2

Edcon

Edgars Consolidated Stores Limited

(Incorporated in South Africa with registration number 1946/022751/6 and registered as an external company in Namibia with number F1946/022751/6)
("Edcon" or "the Company")

PRE-LISTING STATEMENT

Prepared and issued pursuant to the secondary listing of 51 700 140 ordinary shares of 10c par value in Edcon on the Namibian Stock Exchange ("NSX").

Proposed listing date	**Wednesday 17th September 2003**
NSX share code	**ECN**
ISIN	**ZAE000018388**

This pre-listing statement is not an invitation to subscribe for shares in Edcon, but is issued in compliance with the listing requirements of the NSX for the purpose of giving information to the public with regard to Edcon.

The NSX has granted a listing of 51 700 140 ordinary shares of 10c in the share capital of Edcon in the "Retail " sector of the NSX under the name "Edcon". Edcon will list on the NSX at the closing price of the share on the JSE Securities Exchange South Africa ("JSE") at the close of business on the business day prior to the listing on the NSX.

The directors of Edcon, whose names are given in paragraph 10 of this pre-listing statement, collectively and individually accept full responsibility for the accuracy of the information given in this pre-listing statement and confirm that, to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading, and confirm that they have made all reasonable enquiries to ascertain such facts.

Reference is made to paragraph 24 of the pre-listing statement which deals with the consents of experts.

Namibian Corporate Advisers and Sponsoring Brokers

IJG (Pty) Ltd
Irwin, Jacobs, Greene (Pty) Ltd
Member of the NSX

JSE Sponsor

CAZENOVE

Attorneys: Namibia

P.F. KOEP & CO.

Attorneys: SA

WERKSMANS

Reporting Accountants Attorneys: SA

ERNST & YOUNG
Quality In Everything We Do

04 JAN 29 AM 7:21

Date of issue: 17th September 2003

Contents

Transfer Secretaries

In Namibia:
Transfer Secretaries (Pty) Ltd.
Shop 8, Kaiserkrone Centre
Windhoek
(P.O. Box 2401 Windhoek)

In South Africa
Computershare Services Limited
70 Marshall Street
Johannesburg 2001
(P.O. Box 61051, Marshalltown, 2107)

Professional Advisers

NSX Sponsoring Brokers

Irwin, Jacobs, Greene (Pty) Ltd.
(Member of the NSX)
11th Floor, Sanlam Centre
Independence Avenue
Windhoek
(P.O. Box 186 Windhoek)

JSE Sponsor

Cazenove South Africa (Pty) Ltd.
First Floor, Moorgate, Dunkeld Park
6 North Road, Dunkeld West
(P.O. Box 412468, Craighall 2024)

Attorneys

In Namibia
P.F.Koep & Co.
Acme Corner
Kasino Street
Windhoek
(P.O. Box 3516 Windhoek)

Attorneys

In South Africa
Werksmans
155 - 5th Street
Sandown
Sandton
(Private Bag 10015, Sandton, 2146)

Auditors

In Namibia
Ernst &Young
M&Z Building
Independence Avenue
(P.O. Box 1857, Windhoek)

In South Africa
Ernst & Young
Wanderers Office Park
52 Corlett Drive, Illovo 2196
(P.O. Box 2322, Johannesburg 2000)

Bankers

First National Bank Limited
Bank City
6th Floor, 4 First Place
cnr Pritchard and Simmonds Street
Johannesburg, 2001.
(P.O. Box 7791, Johannesburg, 2000)

DEFINITIONS

In this pre-listing statement and the appendices thereto, unless otherwise stated, the words in the first column have the meanings stated opposite them in the second column (and cognate expressions shall bear corresponding meanings). Words importing one gender include the other, words importing the singular include the plural and vice versa and words importing natural persons include juristic persons and associations of persons.

"the Act"	the Companies Act, 1973 (Act No.61 of 1973), as amended;
"business day"	any day other than a Saturday, Sunday or official public holiday;
"CMA"	Common Monetary Area which includes the Republics of South Africa and Namibia and the Kingdoms of Lesotho and Swaziland;
"Edcon"	Edgars Consolidated Stores Limited (registration number 1946/022751/6) and registered in Namibia as an external company with registration number F1946/022751/6);
"Edgars Namibia"	Edgars Stores (Namibia) Limited (registration number 78/2418);
"JSE"	JSE Securities Exchange South Africa;
"N$"	Namibian Dollars;
"Namibia"	the Republic of Namibia;
"the NSX"	the Namibian Stock Exchange;
"Ordinary Shares"	the ordinary shares of 10c par value in the share capital of Edgars Consolidated Stores Ltd.;
"the Pre-Listing Statement"	this Pre-Listing Statement inclusive of the appendices hereto;
"public"	the general public of Namibia;
"SENS"	the Securities Exchange News Service of the JSE;
"South Africa"	the Republic of South Africa;
"South African STRATE Legislation"	the South African Custody and Administration of Securities Act, No. 85 of 1992, and regulations promulgated thereunder;
"transfer secretaries"	Transfer Secretaries (Pty) Ltd. (Namibian registration number 93/713).

Salient Features

This summary contains the salient features of the pre-listing statement, which should be read in its entirety for a full appreciation thereof. Words and expressions contained in the salient features, unless the context indicates otherwise, have the same meanings as those defined in the pre-listing statement. If you are in any doubt as to the meaning of the pre-listing statement or how to deal with it, you should consult your stockbroker, attorney, banker or other professional adviser.

1. Nature of Business

Edcon is a leading clothing, footwear and textile retailer with eight brands and 902 facias in 426 locations in South Africa, Botswana, Lesotho, Namibia and Swaziland. Edcon also provides credit and financial services and recently moved into the general merchandise sector through Super Mart (12 stores) as well as books and stationery through CNA with 151 stores. Edcon operates 775,000m² of trading area and employs over 12,500 staff.

Edcon's Namibian operations began on 6 July 1978 and traded under the name "Peoples Stores (SWA) (Pty) Ltd." Peoples Stores SWA (Pty) Ltd was converted to a public company and changed its name to "Edgars Stores (Namibia) Limited" ("Edgars Namibia") on 9 June 1995. Edgars Namibia employs 128 people and operates 17 facias with 14,000m² of trading area. During the 2003 financial year Edgars Namibia had N$60.8m invested in net assets in Namibia and generated revenues of N$162.9m.

Edcon is listed on the JSE with a market capitalisation of approximately N$4.7bn at the time of the issue of this pre-listing statement.

2. Purposes of the listing

The main purposes of the listing are:

- to provide Namibian investors with an opportunity to invest in Edcon;
- to broaden the investor base of Edcon in order to facilitate further growth and expansion; and
- to further enhance investor and public awareness of Edcon and its activities in Namibia.

3. Share Capital

Authorised and issued:

	R 000
Authorised	
72 000 000 ordinary shares of 10 cent each	7 200
150 000 6% redeemable preference shares of R2	300
Issued	
51 700 140 ordinary shares of 10 cent each	5 170
Share premium	268 977
	274 147
150 000 6% preference shares of R2 have been issued, redeemable at the option of the company	300

The shares have been created and issued in terms of the Articles of Association of Edcon. All the authorised and unissued ordinary shares will be of the same class and will rank *pari passu* in every respect.

4. **Listing on the NSX**

The expected date of listing of Edcon on the NSX in the "General Retailer" sector under the abbreviation "Edcon" is 17th September 2003. The three letter NSX trading code allocated to Edcon is "ECN".

5. **Copies of the Pre-Listing Statement**

Copies of the Pre-Listing Statement can be obtained during normal business hours at the offices of:

Edgars Consolidated Stores Limited
Edgardale, Press Avenue, Crown Mines, Johannesburg, South Africa
Telephone +27 11 495 6000

Irwin, Jacobs, Greene (Pty) Ltd.
11th Floor, Sanlam Centre, Windhoek, Namibia
Telephone: + 264 61 238899

Namibian Stock Exchange
Shop 8, Kaiserkrone Centre, Windhoek, Namibia
Telephone: + 264 61 227647

Transfer Secretaries (Pty) Ltd.
Shop 8, Kaiserkrone Centre, Windhoek, Namibia
Telephone: + 264 61 227647

Edgars Consolidated Stores Limited

(Incorporated in South Africa with registration number 1946/022751/6 and registered as an external company in Namibia with number F1946/022751/6)
("Edcon" or "the Company")

PRE-LISTING STATEMENT

1. Introduction

Edcon is a leading clothing, footwear and textile retailer with eight brands and 902 facias in 426 locations in South Africa, Botswana, Lesotho, Namibia and Swaziland. Edcon also provides credit and financial services and recently moved into the general merchandise sector through Super Mart (12 stores) as well as books and stationery through CNA with 151 stores. Edcon operates 775,000m² of trading area and employs over 12,500 staff.

The Directors of Edcon have resolved to list the shares of the Company on the NSX in order to afford the Namibian public and employees an opportunity to participate in the equity and future growth of Edcon.

2. Listing on the NSX

Application has been made to the Committee of the NSX for a secondary listing of Edcon's 51 700 140 ordinary shares of 10c par value to commence on Wednesday 17th September 2003. The listing will be under the abbreviated name "Edcon" on the NSX list in the "General Retailer" sector. The three letter trading code on the NSX board will be "ECN".

Edcon's primary listing is on the JSE in the "Cyclical Services – General Retailers" sector.

3. Purposes of the listing

The main purposes of the listing are:

- to provide Namibian investors with an opportunity to invest in Edcon;
- to broaden the investor base of Edcon in order to provide for further growth and development; and
- to further enhance investor and public awareness of Edcon and its activities in Namibia.

4. Incorporation

The Company was registered in South Africa as Edgars Stores Limited on August 7th 1946. The company changed its name to Edgars Consolidated Stores Limited on June 14th 1999. The Company has been registered as an external company in Namibia with registration number F1946/022751/6.

5. History, nature and prospects of the business

History

The first Edgars Store was opened in 1929 in Joubert Street, Johannesburg. Edgars listed on the JSE in 1946 as Edgars Stores Limited and became Edgars Consolidated Stores Limited ("Edcon") in 1999.

Nature of the Business

Edgars is a leading fashion retailer in the clothing, footwear and textile sector with 8 brands and 902 facias trading in 426 locations in South Africa, Botswana, Lesotho, Namibia and Swaziland. Edcon also provides credit and financial services and recently moved into the general merchandise sector through the acquisition of Super Mart (12 stores) as well as books and

stationery through CNA (151 stores). Edcon operates 775,000m² of trading area and employs over 12,500 people.

Namibian Operations

Edcon's Namibian operations began on 6 July 1978 and traded under the name "Peoples Stores (SWA) (Pty) Ltd." Peoples Stores SWA (Pty) Ltd was converted to a public company and changed its name to "Edgars Stores (Namibia) Limited" ("Edgars Namibia") on 9 June 1995. Edgars Namibia employs 128 people and operates 17 facias with 14,000m² of trading area. During the 2003 financial year Edgars Namibia had N$60.8m invested in net assets in Namibia and generated revenues of N$162.9m.

6. Prospects

6. 1 Profit History

The profit history of Edcon for the financial years 1997 to 2003 is shown below:

Year	**2003**	2002	2001^	2000	1999	1998	1997
Number of weeks	**52**	52	52	52	52	52	53
Group income statements (Rm)							
Revenue – retail sales	**8 313,7**	6 709,8	6 557,4	6 423,6	5 849,8	5 641,7	5 616,7
Cost of sales	**5 107,0**	4 264,1	4 227,9	4 100,7	3 834,1	3 583,4	3 510,6
Gross profit	**3 206,7**	2 445,7	2 329,5	2 322,9	2 015,7	2 058,3	2 106,1
Expenses	**2 643,5**	2 061,9	1 977,8	1 877,4	1 787,2	1 641,1	1 558,8
Retail trading profit*	**563,2**	383,8	351,7	445,5	228,5	417,2	547,3
Credit and financial services profit/(loss)**	**51,7**	(55,2)	(93,7)	(14,9)	—	—	—
Operating profit before financing costs	**614,9**	328,6	258,0	430,6	228,5	417,2	547,3
Net financing costs	**44,2**	63,5	85,8	77,4	121,4	56,8	51,8
Profit before taxation	**570,7**	265,1	172,2	353,2	107,1	360,4	495,5
Taxation	**223,2**	93,4	51,3	108,3	38,9	122,5	170,5
Equity accounted retained earnings	**—**	—	—	—	—	—	6,1
Attributable to outside shareowners	**—**	—	—	18,4	(17,6)	7,4	10,2
Earnings attributable to ordinary shareowners	**347,5**	171,7	120,9	226,5	85,8	230,5	320,9

* Includes dividend income
** Credit and financial services previously accounted for in the chains
^ Restated excluding Zimbabwe

Ordinary share performance (cents per share)							
Earnings							
Attributable earnings basis	**690,5**	302,9	210,5	394,8	150,6	418,2	597,8
Headline earnings basis	**752,6**	304,0	214,0	407,9	147,6	416,8	592,4
Cash equivalent basis	**1 012,0**	726,7	649,6	779,7	514,0	753,3	868,3
Attributable cash flow	**1 444,6**	1 080,3	92,3	375,4	349,7	(91,4)	644,2
Dividends declared for the financial year	**308,0**	117,0	100,0	152,0	58,0	247,0	247,0
Net equity	**4 760,7**	4 430,8	4 013,1	3 926,7	3 636,7	3 629,2	3 358,4

6.2 Dividend Policy

It is Edcon's current policy to maintain a dividend cover of 2x.

6.3 Prospects

6.3.1 March 2003 Annual Report

Interest rates remain high, but inflation is easing. The strength in our comparable store turnover growth in the quarter to March 2003 is a reflection of the continued resilience of our customers and their ongoing appetite for our well-priced product offering. The Edcon Board is of the opinion that this trading momentum will continue in the Edgars and United chains in the year ahead, but at a somewhat slower pace than that reported for the past year. This will, however, be supplemented by a full year's turnover from our recent acquisitions and, coupled with a continued focus on operating efficiencies, shareowners can expect another rise in earnings at a rate well above that of total turnover growth.

6.3.2 Chairman's statement made at the 2003 Annual General Meeting

Edcon announced that sales for the first three months of the 2004 financial year have exceeded internal targets and have grown by 30%.

The Board stated in its year-end results announcement in May, that the trading momentum in Edgars and United (including Jet, Sales House, Cuthberts and Smiley's Wearhouse) chains was expected to continue in the year under review, but at a somewhat slower pace than that reported for the year to March 2003. However, this anticipated softening in sales has not materialised. Total sales through Edgars and United rose by 16% for the quarter, in line with their growth of 15% reported for the year to March 2003.

CNA and Supermart, both acquired in the second half of the last financial year, also performed satisfactorily and contributed to a total sales increase for the Group of 30%.

Particularly pleasing was the strong profit conversion from sales (profit to sales ratio), which has resulted in attributable earnings running well ahead of budget. Collections from customers remained robust and the quality of the debtors' book continued to be healthy in comparison with the previous year.

Winter merchandise will be cleared by the end of July, with promotional and clearance markdowns for the season expected at a lower percentage of sales than last year.

Looking forward, the Board remains confident that it will deliver on its prospects statement for the year ending March 2004, of "another rise in earnings at a rate well above that of total turnover growth".

7. Assets, Liabilities and other Financial Information

	2003	2002	2001	2000	1999	1998	1997
Group balance sheets (Rm)							
Assets							
Non-current assets	**1 273,4**	915,7	789,9	878,9	899,9	846,7	731,2
Current assets'	**3 000,2**	3 235,5	3 422,9	3 226,1	2 879,7	2 875,2	2 428,7
Total assets	**4 273,6**	4 151,2	4 212,8	4 105,0	3 779,6	3 721,9	3 159,9
Equity and liabilities							
Shareowners' funds	**2 188,4**	2 297,4	2 305,7	2 295,4	2 118,2	2 075,7	1 895,0
Interest bearing debt	**183,4**	575,0	818,8	627,8	596,9	554,5	228,1
	2 371,8	2 872,4	3 124,5	2 923,2	2 715,1	2 630,2	2 123,1
Interest free liabilities	**1 901,8**	1 278,8	1 088,3	1 181,8	1 064,5	1 091,7	1 036,8
Total equity and liabilities	**4 273,6**	4 151,2	4 212,8	4 105,0	3 779,6	3 721,9	3 159,9

For further detail please refer to the historical financial information in Appendix I.

8. Edcon Share Capital

8.1 Authorised and issued:

	R 000
Authorised	
72 000 000 ordinary shares of 10 cent each	*7 200*
150 000 6% redeemable preference shares of R2	300
Issued	
51 700 140 ordinary shares of 10 cent each	5 170
Share premium	268 977
	274 147
150 000 6% preference shares of R2 have been issued, redeemable at the option of the company	300

The shares have been created and issued in terms of the Articles of Association of Edcon. All the authorised and unissued ordinary shares will be of the same class and will rank *pari passu* in every respect.

8.2 Alterations to share capital

Details of alterations to the share capital of Edcon are set out in paragraph 20 of Appendix I of this pre-listing statement.

9. Borrowings

Edcon's long and short term borrowings were as follows on March 29th 2003:

	Group		Company	
	2003	2002	**2003**	2002
	R000	R000	**R000**	R000
Long and medium-term interest bearing debt				
Secured loan in respect of assets with a net book value of R70 403 260 (2002: R82 584 469) held under a suspensive sale agreement bearing interest payable six monthly in arrears at a linked variable rate presently of 14,7% (2002: 7,56%), redeemable in bi-annual instalments to 30 June 2003	**94 241**	113 463	**94 241**	113 463
Unsecured loan bearing interest payable six monthly in *arrears at a fixed rate of 12,38%, redeemable* February 2004	**50 000**	50 000	**50 000**	50 000
2 144 000 unsecured compulsorily convertible debentures of 10 cents each issued at a premium of R17,70. Interest is payable six-monthly in arrears on 31 March and 30 September of each year at a rate of 12,34%. As this rate is sufficiently close to market rates, the equity component is not material. These debentures will automatically convert into Edgars Consolidated Stores Limited ordinary shares of 10 cents each on 31 March 2004. The company at its discretion may at the request of the holder convert at an earlier date	**38 163**	38 163	**38 163**	38 163
Secured loan in respect of assets with a net book value of R1 286 447 held under *an instalment sale agreement* bearing interest payable monthly in arrears at a prime *linked rate of 16,5%, redeemable in monthly instalments* to June 2005	**1 030**	—	**—**	—
Unsecured loan previously bearing interest payable monthly in arrears at a linked variable rate for 2003 (2002: 13%) repaid in monthly instalments to May 2002	**—**	122	**—**	—
	183 434	201 748	**182 404**	201 626
Current portion repayable within one year transferred to short term interest bearing debt	**182 815**	19 022	**182 404**	18 900

	619	182 726	—	182 726
Summary of interest bearing debt redemption by *financial year*				
Repayable in 2003	—	19 022	—	18 900
2004	**182 815**	182 726	**182 404**	182 726
2005	**485**	—	—	—
Thereafter	**134**	—	—	—
	183 434	201 748	**182 404**	201 626
Current portion redeemable within one year transferred to short term interest bearing debt	**182 815**	19 022	**182 404**	18 900
	619	182 726	—	182 726

Short-term interest bearing debt				
Current portion of long and medium term interest bearing debt	**182 815**	19 022	**182 404**	18 900
Derivative fair value	—	2 008	—	2 008
Unsecured bank overdrafts/balances, acceptances and call funds	—	371 263	**1 087**	394 734
	182 815	392 293	**183 491**	415 642

10. Directors, corporate information and professional advisers

10.1 Directors and Senior Management

Independent non-executive directors

William Selwyn MacFarlane°† (67)
CA(SA), FCA

11 Summerhaze Close, Morningside, Sandton.

Director of companies. Past Group Deputy Chairman of The South African Breweries plc. Appointed to the Board in 1982 and, after retiring from the Board in 1998, re-appointed as Chairman in 1999. Past President of SAICA.

Tina Noluthando Manchana Eboka# (44)
BS Textile Engineering (USA), BS Applied Mathematics (USA), MBA (USA)

c/o CSIR P.O. Box 395, Pretoria, 0001.

Executive Vice-President of CSIR. Director of companies. 10 years' experience in retail with particular emphasis on textiles and clothing manufacture. Appointed to the Board in 1999

Zohra Begum Ebrahim† (43)
BA, HDE

155 Loop Street, Cape Town.

Chairman and Chief Executive Officer of Organisation Development Africa. Experience in human resources, past President of the Institute of People Management, extensive community involvement including 12 years in the civic movement, and in organisations facilitating low cost housing delivery. Director of companies. Appointed to the Board in 1999.

Jacobus Dorotheus Maria Gerardus Koolen ~ (42)
BCom (Netherlands), MBA

83 Central Street, Houghton.

Managing Director of the Monitor Group. Appointed to the Board in 2001.

Peter Linford Wilmot° (63)
CA(SA)

28 The Manor, 27 Centre Rd, Morningside.

Chairman of the Accounting Practices Board; Past Chairman of Deloitte and Touche South Africa; Past President of SAICA; Deputy Chairman of The Standards Advisory Council of the International Accounting Standards Board. Appointed to the Board in 2001. Chairman of the Audit Committee.

Non-executive directors

Arthur Jacob Aaron°† (70)
BCom, LLB

155 5th Street, Sandown, Sandton 2196.

A senior director of Werksmans Inc., a Johannesburg firm of attorneys and a Director of companies. A senior commercial lawyer with 50 years' experience in Legal Practice. Appointed to the Board in 1978. Chairman of the Remuneration Committee.

Executive Directors

Stephen Michael Ross‡# (51)
BA (USA)

Edgardale, Press Avenue, Crown Mines, 2025.

Group Chief Executive Officer. 25 years' experience in retail, with Macy's, Lord & Taylor, Sears, Philips – Van Heusen and K-Mart. Joined the company and appointed to the Board in 1998. Chairman of the Customer Service Committee.

Dr Urin Ferndale (38)
BA Hons, MA, PHD (Human Resource Management)

Edgardale, Press Avenue, Crown Mines, 2025.

Group Human Resources Director. Joined the company and appointed to the Board in 1999. 15 years' experience in human resources with emphasis on industrial relations, employment equity and human resources strategy.

Stephen Robert Binnie* (35)
BCom, BAcc, CA(SA), MBA

Edgardale, Press Avenue, Crown Mines, 2025.

Group Financial Director. 12 years' experience in senior financial positions including a major bank. Joined the company in 2002 and appointed to the Board in 2003.

Jon Lewis Spotts‡ (40)
BS, CPA

Edgardale, Press Avenue, Crown Mines, 2025.

Chief Executive of Edgars chain. 12 years' experience in retail, formerly National Marketing Manager, Sears Roebuck. Joined the company in 1999 and appointed to the Board in 2002.

Adriaan van Aswegan Boshoff (51)
BA Sociology, BA Hons Industrial Psychology

Edgardale, Press Avenue, Crown Mines, 2025.

Chief Executive of United Retail 15 years' retail experience with Edcon. Joined the company in 1988 and appointed to the Board in 2002.

Mark Richard Bower (48)
BCom, BCompt Hons, CA(SA)

Edgardale, Press Avenue, Crown Mines, 2025.

Chief Executive Group Services incorporating finance, credit, human resources, systems, property development, and Zimbabwe. Joined the company and appointed to the Board in 1990. Previous experience as a listed company financial director for seven years and before that an audit partner. Trustee of Eden Trust for advancement of Black Chartered Accountants.

* UK
‡ USA
~ Netherlands
° Member of Audit Committee
† Member of Remuneration Committee
# Member of the Customer Service Committee

10.2 Corporate Information

Registered Office

Edgardale
Press Avenue
Crown Mines
Johannesburg 2092
(P.O. Box 100, Crown Mines 2025)

Group Secretary

John Andrew Day
Edgardale
Press Avenue
Crown Mines
Johannesburg 2092
(P.O. Box 100, Crown Mines 2025)

Transfer Secretaries

In Namibia:
Transfer Secretaries (Pty) Ltd.
Shop 8, Kaiserkrone Centre
Windhoek
(P.O. Box 2401 Windhoek)

In South Africa
Computershare Services Limited
70 Marshall Street
Johannesburg 2001
(P.O. Box 61051, Marshalltown, 2107)

10.3 Professional Advisers

NSX Sponsoring Brokers

Irwin, Jacobs, Greene (Pty) Ltd.
(Member of the NSX)
11th Floor, Sanlam Centre
Independence Avenue, Windhoek
(P.O. Box 186 Windhoek)

JSE Sponsor

Cazenove South Africa (Pty) Ltd.
First Floor, Moorgate, Dunkeld Park
6 North Road, Dunkeld West
(P.O. Box 412468, Craighall 2024)

Attorneys

In Namibia
P.F.Koep & Co.
Acme Corner
Kasino Street
Windhoek
(P.O. Box 3516 Windhoek)

Attorneys

In South Africa
Werksmans
155 - 5th Street
Sandown
Sandton
(Private Bag 10015, Sandton, 2146)

Auditors

In South Africa
Ernst & Young
Wanderers Office Park
52 Corlett Drive, Illovo 2196
(P.O. Box 2322, Johannesburg 2000)

In Namibia
Ernst &Young
M&Z Building
Independence Avenue
(P.O. Box 1857, Windhoek)

Bankers

First National Bank Limited
Bank City
6th Floor, 4 First Place
cnr Pritchard and Simmonds Street
Johannesburg, 2001.
(P.O. Box 7791 Johannesburg, 2000)

11. Borrowing powers

In terms of paragraph 47 of the Articles of Association of Edcon, "*the Directors may exercise all the powers of the company to borrow money and to mortgage or encumber its undertaking, property and uncalled capital or any part thereof and to issue debentures or debenture stock (whether secured or unsecured) and other securities (with such special privileges, if any, as to allotment of shares or stock, attending and voting at general meetings, appointment of directors or otherwise as may be sanctioned by a general meeting), whether outright or as security for any debt, liability or obligation of the company or any third party*".

12. Material contracts

Each Director of the company has certified that he/she was not interested in any contract of significance to the company or any of its subsidiaries which could have given rise to a related conflict of interest during the year. A register detailing Directors' and managers' interests in the company is available for inspection at the company's registered office. A copy will be posted, upon request, by the Secretary to any member of the public.

13. Interests of Directors and Managers in share capital

On March 29th 2003, the following managers and directors of Edcon were, insofar as is known to Edcon, beneficially and non-beneficially interested in Edcon shares as follows:

	2003	2002	**2003**	2002
Ordinary shares	**Beneficial**	Beneficial	**Non-beneficial**	Non-beneficial
Non-executive Directors				
W S MacFarlane	**5 000**	5 000	**11 003**	11 003
A J Aaron	**20 200**	9 000		
Z B Ebrahim			**1 000**	
Executive Directors				
S M Ross	**4 500**	4 500		
U Ferndale	**5 000**	5 000		
Executives	**10 797**	3 097	**13 500**	7 500
Balance at 29 March 2003 (30 March 2002) and 20 May 2003 (16 May 2002)	**45 497**	26 597	**25 503**	18 503

Disclosures by the Directors indicate that at 29 March 2003 and at the date of this pre-listing statement, their interests and those of their families did not, in aggregate, exceed 5% in respect of either the share capital or voting control of the company.

14. Major Shareholders

On June 27th 2003, the following shareholders were, directly or indirectly, insofar as is known to Edcon, significant shareholders in Edcon:

	No. of Shares	%
South African Breweries Limited	11 188 344	21,64
Allan Gray Limited	9 609 704	18,59
Stanlib Limited	7 413 625	14,34
United Retail Limited	5 744 460	11,11
RMB Asset Management	3 874 875	7,49
Edgars Stores Limited Staff Share Trust	2 246 115	4,34

15. Fixed Properties

A register of Edcon's land and buildings is available for inspection at the company's registered office. A copy will be posted, upon request, by the Secretary to any member of the public.

At 29 March 2003 the properties, fixtures, equipment and vehicles had an estimated replacement cost and insurance value of R2 887,8 million (2002: R2 806,1 million) which excludes input value added tax where appropriate.

At 29 March 2003 the Group had no idle fixed assets.

16. Appointment of Directors

Details of provisions in respect of the appointment of directors from the Memorandum and Articles of Association of Edcon are contained in Appendix III of this pre-listing statement.

17. Reports of the Independent Reporting Accountants of Edcon

The report on the historical financial information of Edcon and the independent reporting accountants report, which reports have not been withdrawn at the date of issue of this pre-listing statement, are contained in Appendix I and II of this pre-listing statement.

18. Corporate Governance

Edcon subscribes to the values of good corporate governance and the second King Report. The Edcon Corporate Governance statement is attached as Appendix IV of this pre-listing statement.

19. Material changes

The directors report that there have been no material changes, other than in the normal course of business, in the assets and liabilities of Edcon since March 29th 2003, being the date of the last annual financial statements.

20. Capital, legal and other commitments

At the date of this pre-listing statement Edcon had no material contingent liabilities or commitments in respect of capital expenditure of any nature, other than in the normal course of business.

There are no ongoing or contemplated legal proceedings to which the Company or any of its subsidiaries is a party which, in the opinion of the Directors, could be material to the Company.

21. Directors responsibilities

The directors of Edcon, whose names appear in paragraph 10 of this pre-listing statement, collectively and individually accept full responsibility for the accuracy of the information given in this pre-listing statement and confirm that, to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading, and confirm that they have made all reasonable enquiries to ascertain such facts.

22. Exchange Control

In terms of Namibian Exchange Control Regulations, approval has been granted by the Bank of Namibia for Edcon to proceed with the listing on the NSX.

23. Expenses of the Listing

The expenses of the listing are estimated at N$250,000 which includes NSX listing and documentation fees of N$30,000, printing, accounting and advisory fees.

24. Consents and documents for inspection

The following documents may be inspected during normal business hours at the registered office of Edcon, Edgardale, Press Avenue, Crown Mines; at the offices of Irwin, Jacobs, Greene (Pty) Ltd., 11th Floor Sanlam Centre, Windhoek and at the NSX, Shop 8, Kaiserkrone Centre,

Windhoek:

- the written consents of the auditors, independent reporting accountants, attorneys, NSX sponsoring brokers and corporate advisers, JSE sponsors and transfer secretaries to act in the capacities stated and to their names being stated in this pre-listing statement, which consents had not been withdrawn prior to the issue of the pre-listing statement;

- the written consents of the auditors and the independent reporting accountants to the inclusion of their reports in the form and context in which they are included herein, which consents had not been withdrawn prior to the issue of the pre-listing statement;

- the Memorandum and Articles of Association of Edcon; and

- the audited financial statements of Edcon from 2000 to 2003.

Signed in Windhoek on this the 17th day of September 2003 by the directors of Edcon.

Report of Historical Financial Information of the Edcon Group

Currency of annual financial statements

The presentation and measurement currency of the annual financial statements is South African Rand (R).

The approximate rand cost of a unit of the following currencies at 29 March 2003 (30 March 2002) was

	2003	2002
US dollar	7,99	11,43
Sterling	12,55	16,26
Botswana pula	1,54	1,71
Euro	8,56	9,97

Key indicators in US Dollar terms

	2003	2002
	US$m	US$m
Revenue*	856	688
Retail trading profit*	58	39
Cash "EBITDA"*	93	54
Earnings attributable to Ordinary shareowners*	36	18
Cash flow from operations*	75	63
Total assets	535	363
Net assets	297	251
Market capitalisation	324	121

**Translated at an average rate of R9,71 (2002: R9,75)*

Report of the independent auditors

To the members of
Edgars Consolidated Stores Limited

We have audited the annual financial statements set out on pages 18 to 61 for the year ended 29 March 2003. These financial statements are the responsibility of the company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- Assessing the accounting principles used and significant estimates made by management; and
- Evaluating the overall financial statement presentation.

We believe our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and the Group at 29 March 2003, and the results of their operations, cash flows and changes in equity for the year that ended 29 March 2003, in accordance with South African Statements of Generally Accepted Accounting Practice, International Accounting Standards and in the manner required by the Companies Act in South Africa.

Ernst & Young

Chartered Accountants (SA)

Registered Accountants and Auditors

Johannesburg
20 May 2003

Income Statements

Company 2001 Rm	Company 2002 Rm	Company 2003 Rm		Note	Group 2003 Rm	Group 2002 Rm	Group 2001 Rm
6 775,8	6 955,7	**8452,5**	**Total revenues**	3	**9 194,8**	7401,9	7181,1
6 239,1	6 397,6	**7 678,8**	**Revenue – retail sales**		**8 313,7**	6709,8	6557,4
4 036,5	4 079,4	**4 797,7**	Cost of sales		**5 107,0**	4264,1	4227,9
2 202,6	2 318,2	**2 881,1**	**Gross profit**		**3 206,7**	2445,7	2329,5
1 301,5	1 316,6	**1 514,4**	Store costs		**1 595,9**	1381,1	1367,7
601,6	706,1	**1 030,4**	Other operating costs		**1 053,3**	684,3	611,2
299,5	295,5	**336,3**	**Retail trading profit**		**557,5**	380,3	350,6
(108,5)	(113,4)	**(41,4)**	Credit and financial services profit/(loss)	4	**51,7**	(55,2)	(93,7)
191,0	182,1	**294,9**	**Operating profit**	5	**609,2**	325,1	256,9
9,3	75,4	**115,0**	Dividend income	7	**5,7**	3,5	1,1
5,6	8,8	**67,1**	Interest received	8	**38,8**	8,8	6,8
205,9	266,3	**477,0**	**Profit before financing costs**		**653,7**	337,4	264,8
90,6	79,4	**65,9**	Financing costs	8	**83,0**	72,3	92,6
115,3	186,9	**411,1**	**Profit before taxation**		**570,7**	265,1	172,2
38,0	33,0	**146,0**	Taxation	9	**223,2**	93,4	51,3
77,3	153,9	**265,1**	**Earnings attributable to ordinary shareowners**		**347,5**	171,7	120,9
			Earnings per ordinary share (cents)	11			
			attributable earnings basis		**690,5**	302,9	210,5
			headline earnings basis		**752,6**	304,0	214,0
			Diluted earnings per share (cents)	11			
			attributable earnings basis		**647,5**	295,9	
			headline earnings basis		**705,2**	296,9	
			Dividends per ordinary share (cents) declared for the financial year	10	**308,0**	117,0	100,0

Cash Flow Statements

Company 2001 Rm	Company 2002 Rm	Company 2003 Rm		Note	Group 2003 Rm	Group 2002 Rm	Group 2001 Rm
			Cash retained from operating activities				
191,0	182,1	**294,9**	Operating profit		**609,2**	325,1	256,9
190,0	185,1	**249,8**	Depreciation	5.3	**265,2**	194,9	199,6
4,0	4,0	**34,6**	Amortisation and impairment	5.1	**39,3**	3,8	4,2
3,9	1,2	**(13,7)**	Non-cash items	12.1	**(12,9)**	2,7	2,9
4,4	75,4	**105,0**	Dividends received	12.2	**5,7**	3,5	1,1
393,3	447,8	**670,6**	**Cash "EBITDA"**	2.12	**906,5**	530,0	464,7
(203,8)	72,9	**137,4**	Working capital movement	12.3	**(32,0)**	185,7	(229,4)
189,5	520,7	**808,0**	**Cash generated from operating activities**		**874,5**	715,7	235,3
5,6	8,8	**67,1**	Interest received		**38,8**	8,8	6,8
(90,6)	(79,4)	**(65,9)**	Financing costs paid	12.4	**(83,0)**	(72,3)	(92,6)
(69,0)	(22,2)	**(89,1)**	Taxation paid	12.5	**(103,2)**	(40,0)	(95,5)
35,5	427,9	**720,1**	**Cash inflow from operations**		**727,1**	612,2	54,0
(76,4)	(57,5)	**(115,8)**	Dividends paid	12.6	**(104,1)**	(57,2)	(76,3)
(40,9)	370,4	**604,3**	**Net cash retained**		**623,0**	555,0	(22,3)
			Cash utilised in investment activities				
(47,2)	(103,4)	**(69,6)**	Investment to maintain operations	12.7	**(92,6)**	(105,9)	(54,5)
(52,7)	(53,9)	**281,8**	Investment to expand operations	12.8	**278,6**	(53,9)	(54,7)
(99,9)	(157,3)	**212,2**	**Net cash generated/(invested)**		**186,0**	(159,8)	(109,2)
			Cash effects of financing activities				
2,0	—	**(319,1)**	Decrease in shareowner funding	12.9	**(324,0)**	(141,5)	2,0
196,0	(221,8)	**(412,9)**	Decrease in interest bearing debt	12.10	**(393,4)**	(238,7)	208,6
198,0	(221,8)	**(732,0)**	**Net cash outflow from financing activities**		**(717,4)**	(380,2)	210,6
57,2	(8,7)	**84,5**	**Increase in cash and cash equivalents**	12.11	**91, 6**	15,0	79,1
59,5	116,7	**108,0**	**Cash and cash equivalents at the beginning of the year**		**215,5**	180,5	99,3
			Cash and cash equivalents on acquisition of subsidiaries	12.12	**6,2**	—	—
			Currency adjustments		**(15,3)**	20,0	2,1
116,7	108,0	**192,5**	**Cash and cash equivalents at the end of the year**		**298,0**	215,5	180,5
			Attributable cash flow per ordinary share (cents)	11	**1 444,6**	1 080,3	92,3
			Attributable cash equivalent earnings per ordinary share (cents)	11	**1 012,0**	726,7	649,6
			Cash realisation rate (%)	2.4	**143**	149	14

Balance Sheets

Company					Group		
2001	2002	**2003**			**2003**	2002	2001
Rm	Rm	**Rm**		Note	**Rm**	Rm	Rm
			Assets				
			Non-current assets				
630,1	740,3	**573,1**	Properties, fixtures, equipment and vehicles	13	**689,2**	825,8	711,7
5,0	1,0	**4,5**	Goodwill and trademarks	14	**103,6**	—	3,8
239,0	358,9	**987,2**	Investments	15	**400,0**	13,9	29,2
45,2	76,1	**80,2**	Loans	16	**80,6**	76,0	45,2
919,3	1 176,3	**1 645,0**	**Total non-current assets**		**1 273,4**	915,7	789,9
			Current assets				
1 056,7	896,0	**1 009,6**	Inventories	17	**1 186,6**	993,2	1 175,8
1 938,0	1 864,3	**1 356,0**	Accounts receivable and prepayments	18	**1 515,6**	2 000,3	2 066,6
39,5	23,3	**—**	Taxation receivable		**—**	26,5	—
116,7	108,0	**192,5**	Cash and cash equivalents	19	**298,0**	215,5	180,5
3 150,9	2 891,6	**2 558,1**	Total current assets		**3 000,2**	3 235,5	3 422,9
4 070,2	4 067,9	**4 203,1**	**Total assets**		**4 273,6**	4 151,2	4 212,8
			Equity and liabilities				
			Capital and reserves				
593,2	593,2	**274,1**	Share capital and premium	20	**127,7**	451,7	593,2
2,6	7,6	**9,0**	Non-distributable reserves	21	**28,9**	57,3	41,9
1 429,5	1 526,0	**1 675,2**	Retained surplus	22	**2 031,2**	1 787,8	1 670,2
2 025,3	2 126,8	**1 958,3**	*Ordinary shareowners' equity*		**2 187,8**	2 296,8	2 305,3
0,3	0,3	**0,3**	*Preference share capital*	20	**0,3**	0,3	0,3
			Minority interests		**0,3**	0,3	0,1
2 025,6	2 127,1	**1 958,6**	**Total shareowners' funds**		**2 188,4**	2 297,4	2 305,7
			Interest bearing debt				
225,3	182,7	**—**	Long and medium term	23	**0,6**	182,7	225,4
600,0	415,6	**183,5**	Short term	24	**182,8**	392,3	593,4
825,3	598,3	**183,5**	**Total interest bearing debt**		**183,4**	575,0	818,8
2 850,9	2 725,4	**2 142,1**	**Total capital employed**		**2 371,8**	2 872,4	3 124,5
			Interest free liabilities				
139,3	148,0	**266,8**	Owing to subsidiaries	15			
158,4	153,3	**23,8**	Deferred taxation	25	**42,3**	174,5	154,2
—	—	**163,1**	Current taxation		**192,4**	—	—
921,6	1 041,2	**1 607,3**	Accounts payable	26	**1 667,1**	1 104,3	934,1
1 219,3	1 342,5	**2 061,0**	**Total interest free liabilities**		**1 901,8**	1 278,8	1 088,3
4 070,2	4 067,9	**4 203,1**	**Total equity and liabilities**		**4 273,6**	4 151,2	4 212,8
			Net equity per ordinary share (cents)	2.17	**4 760,7**	4 430,8	4 013,1

Statements Of Changes In Ordinary Shareowners' Equity

Company					Group			
Share capital and premium	Non-distri-butable reserves	Retained surplus	Total		Share capital and premium	Non-distri-butable reserves	Retained surplus	Total
Rm	Rm	Rm	Rm		Rm	Rm	Rm	Rm
591,2	5,6	1 428,5	2 025,3	**Balance at 31 March 2000**	591,2	37,5	1 624,3	2 253,0
		77,3	77,3	Earnings attributable to ordinary shareowners			150,1	150,1
		(76,3)	(76,3)	Ordinary dividends (note 10)			(76,3)	(76,3)
				Foreign currency translation reserve		6,3		6,3
				Increase in tax reserve relating to lifo adjustment		1,1		1,1
	(3,0)		(3,0)	Derivative valuation adjustment		(3,0)		(3,0)
2,0			2,0	Executive share incentive scheme issues	2,0			2,0
				Reversal of deferred taxation			1,3	1,3
593,2	2,6	1 429,5	2 025,3	**Balance at 31 March 2001**	593,2	41,9	1 699,4	2 334,5
				Zimbabwe adjustment for year ending 31 March 2001			(29,2)	(29,2)
				Reclassification		(1,0)	1,0	
593,2	2,6	1 429,5	2 025,3	Restated balance at 31 March 2001	593,2	40,9	1 671,2	2 305,3
		153,9	153,9	Earnings attributable to ordinary shareowners			171,7	171,7
		(57,4)	(57,4)	Ordinary dividends (note 10)			(57,2)	(57,2)
				Transfer from non-distributable to distributable reserves		(2,1)	2,1	—
				Foreign currency translation reserve		7,8		7,8
				Decrease in tax reserve relating to lifo adjustment		(0,3)		(0,3)
	4,3		4,3	Derivative valuation adjustment		4,3		4,3
				Share buyback (note 20.3)	(141,5)			(141,5)
	0,7		0,7	Revaluation reserve net of deferred taxation		6,7		6,7
593,2	7,6	1 526,0	2 126,8	**Balance at 30 March 2002**	451,7	57,3	1 787,8	2 296,8
		265,1	265,1	Earnings attributable to ordinary shareowners			347,5	347,5
		(115,9)	(115,9)	Ordinary dividends (note 10)			(104,1)	(104,1)
				Foreign currency translation reserve		(32,2)		(32,2)
				Increase in tax reserve relating to lifo adjustment		1,2		1,2
	1,4		1,4	Derivative valuation adjustment		1,4		1,4
				Reversal of deferred taxation on revaluation reserve		1,2		1,2
(319,1)			(319,1)	Share buyback (note 20.3)	(324,0)			(324,0)
274,1	**9,0**	**1 675,2**	**1 958,3**	**Balance at 29 March 2003**	**127,7**	**28,9**	**2 031,2**	**2 187,8**
				Note	20	21	22	

Notes to the annual financial statements

1. Accounting policies and bases of preparation

The financial statements are prepared in accordance with the historical cost convention, as modified by the revaluation of general purpose land and buildings and the restatement of certain financial instruments to fair value. The financial statements incorporate the following principal accounting policies, which conform with South African Statements of Generally Accepted Accounting Practice and International Accounting Standards. These policies are consistent in all material respects with those applied in the previous year.

AC133 (revised) – Financial Instruments: Recognition and Measurement has been adopted ahead of its effective date.

1.1 Basis of consolidation

The Group annual financial statements consolidate the financial statements of the company and all significant subsidiaries. Foreign subsidiaries, which operate under severe long-term restrictions that significantly impair their ability to repatriate income to the Group, are not consolidated. In these circumstances income from such investments will be brought to account only as and when received.

All entities, which the Group has the ability to control, are consolidated from the effective dates of acquisition and up to the dates effective control ceased.

The identifiable assets and liabilities of companies acquired are assessed and included in the balance sheet at their fair values as at the date of acquisition.

The company carries its investments in subsidiaries at cost less accumulated impairment losses (refer note 1.12), with the exception of non-consolidated subsidiaries which are treated as available-for-sale assets in terms of AC133.

All intragroup transactions and balances are eliminated on consolidation.

1.2 Foreign currency translations

1.2.1 Foreign entities

All foreign subsidiaries are classified as foreign entities for the purposes of foreign currency translation.

The assets and liabilities of foreign subsidiaries are translated into South African rand at rates of exchange ruling at the date of consolidation. Income, expenditure and cash flow items are translated using weighted average rates of exchange during the relevant accounting period. Differences arising on translation are reflected in a foreign currency translation reserve.

Where foreign subsidiaries are not consolidated (refer 1.1) and are treated as available-for-sale assets and where such investments are not actively traded in organised financial markets, fair value is based on the net asset value of the subsidiary translated at the parallel exchange rate on the balance sheet date. Gains or losses are recognised directly in equity until the investment is sold, collected, or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in income.

1.2.2 Foreign currency transactions and balances

Transactions in foreign currencies are converted to South African rand at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities in foreign currencies are stated in South African rand using rates of exchange ruling at the financial year end. Resulting surpluses and deficits are included in financing costs and are separately identified.

1.3 Goodwill

Goodwill, being the excess of the purchase consideration over the attributable fair value of the net identifiable assets at the date of acquisition, is capitalised and amortised on a straight-line basis over the lesser of its effective economic life and 20 years. Any excess, as at the date of the exchange transaction, of the acquirer's interest in the fair values of the identifiable assets and liabilities acquired over the cost of the acquisition, is recognised as negative goodwill. The amount of negative goodwill remaining that does not exceed the fair value of acquired identifiable non-monetary assets is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable assets acquired. The amount of negative goodwill in excess of fair value of acquired identifiable non-monetary assets is recognised in income immediately.

1.4 Financial instruments

Financial instruments recognised on the balance sheet include investments, derivative instruments, investments in debt securities, accounts receivable, cash and cash equivalents, accounts payable and interest bearing debt. Financial instruments are initially measured at cost, including transaction costs, when the Group becomes a party to their contractual arrangements. The subsequent measurement of financial instruments is dealt with below. Where the Group can legally do so and the Group intends to settle on a net basis or simultaneously, related positive and negative values of financial instruments are offset within the balance sheet totals.

1.4.1 Derivative instruments

The Group uses derivative financial instruments including interest rate swaps, forward rate agreements, interest rate caps and forward exchange contracts to hedge its exposure to interest rate and foreign currency fluctuations. It is the policy of the Group not to trade in derivative financial instruments for speculative purposes.

In terms of hedge accounting, hedges are either (a) fair value hedges, which hedge the exposure to changes in the fair value of a recognised asset or liability or (b) cash flow hedges, which hedge exposure to variability in cash flows.

In the case of fair value hedges, any gains or losses on marking to market the hedging instrument, are recognised immediately in the profit for the period.

Gains and losses on effective cash flow hedging instruments in respect of firm commitments or forecast transactions, are recognised directly in equity. Any ineffective portion of a cash flow hedge is recognised in profit before taxation for the period.

When the hedged firm commitment or forecast transaction is recognised as an asset or a liability, the cumulative associated gains or losses reflected in equity are included in the initial measurement of the asset or liability. For other cash flow hedges that do not result in the recognition of an asset or liability, the cumulative gains or losses reflected in equity are included in profit in the period in which the hedged firm commitment or forecast transaction affects profit.

1.4.2 *Investment in debt securities*

Loans receivable held to maturity are measured at amortised cost using the effective interest rate method.

1.4.3 Trade and other receivables

Trade and other receivables are stated at cost less an allowance for doubtful debts. The allowance raised is the amount needed to reduce the carrying value to the net realisable value.

1.4.4 Cash and cash equivalents

Cash and cash equivalents are measured at fair value.

1.4.5 Financial liabilities

Financial liabilities other than derivatives are amortised at their original debt value less principal payments and amortisations. Derivatives are subsequently measured at fair value, and gains and losses included in profit for the period. Discounts arising from the difference between the net proceeds of debt instruments issued and the amounts repayable at maturity are charged to net financing costs over the life of the instruments.

1.4.6 Impairment of financial assets

At each balance sheet date an assessment is made of whether there is any objective evidence of impairment of financial assets. If there is evidence then the recoverable amount is estimated and an impairment loss is recognised in accordance with IAS39 (AC133).

1.5 Inventories

Retail trading inventories are valued at the lower of cost using the weighted average cost and net realisable value. In the case of own manufactured inventories, cost includes the total cost of manufacture, based on normal production facility capacity, and excludes financing costs.
Work in progress is valued at actual cost, including direct material costs, labour costs and manufacturing overheads.
Factory raw materials and consumable stores are valued at average cost, less an allowance for slow moving items.

1.6 Leases

Leases are classified as finance leases where substantially all the risks and rewards associated with ownership of an asset are transferred from the lessor to the Group as lessee.
Assets subject to finance leases are capitalised at their cash cost equivalent with the related lease obligation recognised at the same value. Capitalised leased assets are depreciated to their estimated residual values over their estimated useful lives. Finance lease payments are allocated, using the effective interest rate method, between the lease finance cost, which is included in financing costs, and the capital repayment, which reduces the liability to the lessor.
Operating leases are those leases which do not fall within the scope of the above definition. Operating lease rentals are charged against trading profit on a systematic basis over the term of the lease.

1.7 Properties, fixtures, equipment and vehicles

1.7.1 Properties

General purpose land and buildings are revalued every three years, by recognised professional valuers, to net realisable open market value using the alternative or existing use basis as appropriate. Depreciation is provided on buildings over 50 years.
Expenditure relating to leased premises is capitalised and depreciated to expected residual value over the remaining period of the lease.

1.7.2 *Fixtures, equipment and vehicles*

Fixtures, equipment and vehicles are recorded at historic cost and depreciated to their expected residual values over the following estimated useful lives

Fixtures and fittings	8 years
Computer equipment	5 years
Computer software	3 years (previously 5 years)
Machinery	10 years
Vehicles	5 years

1.8 Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

1.9 Software costs

Packaged software and the direct costs associated with the development and installation thereof are capitalised and included in accounts receivable and prepayments until commissioned. Software is depreciated in full on a systematic straight-line basis over three years from the date of being commissioned in the business.

1.10 Taxation

Deferred taxation is provided in full at legislated future rates for all temporary differences between the taxation base of an asset or liability and its balance sheet carrying amount.

No deferred taxation is recognised in those circumstances where the initial recognition of an asset or liability has no impact on accounting profit or taxable income.
Assets are raised in respect of the deferred taxation on assessed losses where it is probable that future taxable profits will be available against which the deferred taxation asset can be realised in the foreseeable future.

Where applicable, non-resident shareholders' taxation is provided in respect of foreign dividends receivable.

1.11 Trademarks and brand names

Where payments are made for the acquisition of trademarks or brand names, the amounts are capitalised and amortised over their anticipated useful lives, currently estimated to be between five and ten years. No valuation is made of internally developed and maintained trademarks or brand names. Expenditure incurred to maintain brand names is charged in full against trading profit.

1.12 Impairment

The carrying value of assets is reviewed at each balance sheet date to assess whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated. Where the carrying value exceeds the estimated recoverable amount, such assets are written down to their recoverable amount.

1.13 Accounting for insurance activities

Income resulting from jointly controlled operations on insurance activities in excess of dividends received, is recognised as a receivable.

1.14 Revenue recognition

Revenue from all sales of merchandise through retail outlets is brought to account when delivery takes place to the customer. Revenue from manufacturing and other operations is recognised when the sale transactions giving rise to such revenue are concluded. Interest earned on arrear account balances is accrued on a time proportion basis recognising the effective yield on the underlying assets. Dividends are recognised when the right to receive payment is established.

1.15 Segmental information

The principal segments of the Group have been identified on a primary basis by chain, cost centre and manufacturing operation and on a secondary basis by significant geographical region. The basis is representative of the internal structure for management purposes. The source and nature of business risks and returns are segmented on the same basis.

Segment revenue – retail sales reflect sales to third parties including arm's length inter-segment revenue recorded at fair value. The segment result is presented as segment trading profit without allocation of finance costs and taxation. Corporate expenses are allocated on an appropriate basis after giving due consideration to the nature of such expenses incurred. Segment gross assets include those assets that can be specifically identified with a particular segment. Neither trade accounts receivable, which are housed in the centralised credit division, nor corporate liabilities which are held at the centre, are allocated to segments.

1.16 Employee benefits

The Group operates defined benefit pension and medical aid benefit plans as well as several defined contribution provident funds. Current contributions are charged against income when incurred.

The cost of providing benefits to the Group's defined benefit plans is determined using the projected unit credit actuarial valuation method. Improved benefits in defined benefit funds are only granted if they can be financed from the actuarial surplus. Contribution rates to defined benefit plans are adjusted for any unfavourable experience adjustments. Favourable experience adjustments are retained within the funds. Actuarial surpluses are only brought to account in the Group's financial statements when it is clear that economic benefits will be available to the Group.

Leave pay is provided for in full based on the total cost to the company.

1.17 Share capitalization awards and cash dividends

The full cash equivalent of capitalisation share awards, and cash dividends paid by the company, are recorded and disclosed as dividends declared in the statement of changes in equity. Dividends declared subsequent to the year end are included in total shareowners' equity at the balance sheet date. Upon allotment of shares in terms of a capitalisation award, the election amounts are transferred to the share capital and share premium account, cash dividend election amounts are paid and the amount removed from equity.

1.18 Treasury shares

Shares in Edcon held by a wholly owned subsidiary are classified as treasury shares. These shares are treated as a deduction from the issued and weighted average numbers of shares and the cost price of the shares is deducted from Group equity. Dividends received on treasury shares are eliminated on consolidation.

2. Definitions

2.1 Attributable cash flow per share
Attributable cash flow from operations after adjusting for minority interests and preference dividends paid divided by the weighted average number of ordinary shares in issue during the year.

2.2 Capital employed
Shareowners' funds including minority interests in subsidiaries and interest bearing debt.

2.3 Cash and cash equivalents
Comprise cash on hand and demand deposits together with any highly liquid investments readily convertible to known amounts of cash.

2.4 Cash realization rate
Percentage of the potential cash earnings realised and is derived by dividing attributable cash flow per ordinary share by cash equivalent earnings per ordinary share.

2.5 Cost of credit
The cost of administering the debtors book.

2.6 Cost of sales
Includes the historical cost of inventory, distribution costs incurred in bringing the inventory to the retail locations, markdowns and promotional costs.

2.7 Current ratio
Current assets divided by current liabilities. Current liabilities include short term borrowings and interest free liabilities other than deferred taxation.

2.8 Dividend cover
Earnings per ordinary share divided by dividends per ordinary share.

2.9 Dividend yield
Dividends per ordinary share divided by the closing share price on the JSE Securities Exchange SA.

2.10 Earnings per ordinary share

2.10.1 Attributable earnings basis

Earnings attributable to ordinary shareowners divided by the weighted average number of ordinary shares in issue during the year.

2.10.2 Cash equivalent basis

Earnings attributable to ordinary shareowners adjusted for non-cash items in attributable earnings and equity accounted retained earnings, divided by the weighted average number of ordinary shares in issue during the year.

2.10.3 Diluted earnings basis

Earnings attributable to ordinary shareowners adjusted for interest after taxation on the compulsorily convertible debentures, divided by the weighted average number of ordinary shares in issue during the year increased by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of dilutive options and dilutive compulsorily convertible debentures.

2.10.4 Headline earnings basis

Earnings attributable to ordinary shareowners, adjusted for profits and losses on capital items recognising the taxation and minority impacts of these adjustments, divided by the weighted average number of ordinary shares in issue during the year. This calculation is in accordance with the Circular 7 of 2002 issued by the South African Institute of Chartered Accountants.

2.11 Earnings yield
Earnings per ordinary share divided by the closing share price on the JSE Securities Exchange.

2.12 Cash "EBITDA"
Earnings before interest, taxation, depreciation and amortisation charges.

2.13 Financing cost cover
Operating profit divided by net financing costs.

2.14 Gearing ratio
Interest bearing debt, reduced by cash and cash equivalents, divided by shareowners' funds.

2.15 Net assets
The sum of fixed and current assets less all interest free liabilities.

2.16 Net asset turn
Retail sales divided by closing net assets.

2.17 Net equity per ordinary share
Ordinary shareowners' equity divided by the number of ordinary shares in issue at the year end.

2.18 Price earnings ratio
The closing share price on the JSE Securities Exchange divided by earnings per ordinary share.

2.19 Retail sales
Represent sales of merchandise through retail outlets and exclude value added and general sales tax, fees, rental income and inter-group transactions.

2.20 Return on capital employed
Profit after taxation, plus interest paid taxed at the standard rate, as a percentage of average capital employed.

2.21 Return on ordinary shareowners' equity
Earnings attributable to ordinary shareowners as a percentage of average ordinary shareowners' equity.

2.22 Revenue
Represents all sources of income accrued to the Group and company.

2.23 Shareowners' compound annual rate of return
Calculated by recognising the market price of an Edcon share five years ago as a cash outflow, recognising the annual dividend per share streams since that date and closing share price at the end of five years as inflows, and determining the internal rate of return inherent in these cash flow streams.

2.24 Weighted average number of ordinary shares in issue
The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, and decreased by share repurchases weighted on a time basis for the period during which they have participated in the income of the Group. In the case of shares issued pursuant to a share capitalisation award in lieu of dividends, the participation of such shares is deemed to be from the date of issue.

2.25 Weighted average price paid per share traded
The total value of shares traded each year divided by the total volume of shares traded for the year on the JSE Securities Exchange.

	Group			Company		
	2003	2002	2001	**2003**	2002	2001
	R000	R000	R000	**R000**	R000	R000
3. Revenues						
Retail sales	**8 313 731**	6 709 801	6 557 345	**7 678 824**	6 397 558	6 239 097
Administration fees				**32 924**	14 179	14 361
Club fees	**188 719**	194 931	161 799	**188 719**	194 931	168 819
Dividend income	**5 747**	3 473	1 116	**115 011**	75 435	9 286
Finance charges	**331 841**	220 417	269 980	**315 501**	220 417	269 980
Financial services income	**188 512**	127 031	68 593	**54 437**	44 391	68 593
Interest received	**38 777**	8 763	6 789	**67 078**	8 752	5 632
Manufacturing sales to third parties	**127 514**	137 523	115 496			
	9 194 841	7 401 939	7 181 118	**8 452 494**	6 955 663	6 775 768

	Group			Company		
	2003	2002	2001	**2003**	2002	2001
	R000	R000	R000	**R000**	R000	R000
4. Total cost of financing						
Cost of credit	**(37 931)**	(111 430)	(110 663)	**(41 386)**	(113 459)	(108 500)
Financial services profit	**89 606**	56 202	16 926	**—**	—	—
Credit and financial services profit/(loss)	**51 675**	(55 228)	(93 737)	**(41 386)**	(113 459)	(108 500)
Notional financing costs allocated on own debtors*	**(223 482)**	(196 980)	(269 942)			
Total cost of credit	**(171 807)**	(252 208)	(363 679)			
Net financing costs (note 8)	**(44 213)**	(63 503)	(85 785)			
Notional financing receipts allocated	**223 482**	196 980	269 942			
Group net financing receipts	**179 269**	133 477	184 157			
Total profit/(cost) of financing	**7 462**	(118 731)	(179 522)			

**Being a market related charge on the balance sheet assets within the credit area*

		Group			Company		
		2003	2002	2001	**2003**	2002	2001
		R000	R000	R000	**R000**	R000	R000
5.	**Operating profit**						
	This is stated after taking account of the following items						
5.1	**Amortisation of goodwill and trademarks**						
	Charge for the year	**8 097**	3 849	4 205	**1 500**	4 000	4 003
	Impairment of goodwill	**31 199**	—	—	**33 123**	—	—
		39 296	3 849	4 205	**34 623**	4 000	4 003
5.2	**Auditors' remuneration**						
	Audit fees	**4 095**	2 350	3 270	**3 522**	1 930	2 724
	Fees for consulting and other services	**579**	751	154	**531**	705	121
	Expenses	**106**	85	70	**106**	75	70
	Prior year (over)/under-provision	**(461)**	(3)	111	**(417)**	6	38
		4 319	3 183	3 605	**3 742**	2 716	2 953
5.3	**Depreciation of properties, fixtures, equipment and vehicles**						
	Buildings	**1 105**	996	4	**95**	93	—
	Leasehold improvements	**11 679**	11 215	10 505	**10 838**	10 851	10 169
	Fixtures and fittings	**95 354**	92 504	89 807	**89 167**	89 030	85 424
	Computer equipment and software	**150 491**	84 721	93 242	**146 631**	81 819	90 985
	Machinery and vehicles	**6 651**	5 419	5 813	**3 063**	3 355	3 407
	Capitalised leased assets	**—**	—	253	**—**	—	—
		265 280	194 855	199 624	**249 794**	185 148	189 985
5.4	**Fees payable**						
	Managerial, technical, administrative and secretarial fees paid outside the Group	**46 016**	16 633	14 094	**44 886**	15 108	13 367
	Outsourcing of IT function	**152 177**	145 778	145 493	**151 888**	145 778	145 493
		198 193	162 411	159 587	**196 774**	160 886	158 860
5.5	**Operating lease expenses**						
	Properties						
	Minimum lease payments	**451 942**	391 072	359 126	**412 243**	360 191	342 866
	Turnover clause payments	**19 352**	14 947	10 311	**27 238**	21 512	15 731
	Sublease rental income	**(19 183)**	(16 577)	(15 578)	**(19 183)**	(16 531)	(15 578)
	Furniture, equipment and vehicles	**135 922**	107 826	68 383	**132 850**	103 758	64 300
		588 033	497 268	422 242	**553 148**	468 930	407 319
5.6	**Net loss on disposal of properties, fixtures, equipment and vehicles**	**17 268**	886	2 858	**15 231**	1 423	2 806

	Group			Company		
	2003	2002	2001	**2003**	2002	2001
	R000	R000	R000	**R000**	R000	R000
6. Directors and employees						
6.1 Employees						
The Group employed 12 541 (2002: 10 766) permanent employees of whom 11 269 (2002: 9 716) were employed in retailing and 1 272 (2002: 1 050) in the manufacturing divisions. The proportion of black staff has increased to 83% (2002: 82%). 72% of the complement is female (2002: 72%). Currently 55% (2002: 54%) of permanent employees have more than five years' service with the Group. Labour turnover for the year was 21% (2002: 30%). The aggregate remuneration and associated cost of permanent and casual employees including Directors was:						
Salaries and wages	**903 097**	785 706	823 746	**788 695**	665 314	695 878
Retirement benefit costs	**85 208**	78 802	76 231	**79 171**	72 023	68 678
Medical aid contributions						
Current	**22 631**	22 621	23 680	**20 282**	19 866	20 621
Post-retirement	**6 042**	3 384	3 264	**5 415**	2 972	2 843
	1 016 978	890 513	926 921	**893 563**	760 175	788 020
Included in retirement benefit costs are amounts for the Edcon Pension Fund and the Edcon Medical Aid calculated as follows:						
Edcon Pension Fund (Group and company)						
Current service cost	**3 156**	3 014	4 431			
Less: *Employee contributions*	**(914)**	(1 035)	(1 166)			
Net current service cost	**2 242**	1 979	3 265			
Notional interest cost	**31 583**	31 581	33 552			
Expected return on assets	**(74 080)**	(74 080)	(67 262)			
Net actuarial gain not recognised in the year	**41 206**	41 669	31 719			
Pension cost	**951**	1 149	1 274			
The actual return on pension fund assets	**11 711**	133 907	83 650			
Edcon Medical Aid (Group and company)						
Current service cost	**2 647**	3 976	3 615			
Notional interest cost	**9 032**	8 555	13 088			
Net actuarial gain recognised in the year	**(5 637)**	(9 147)	(13 439)			
Medical aid cost	**6 042**	3 384	3 264			

Retirement funds

Separate funds, independent of the Group, provide retirement and other benefits for all employees on the permanent staff and their dependants. For the full year there were four defined contribution funds of significance, namely Edgars Provident Fund, SACCAWU National Provident Fund, FEDCRAW Provident Fund and CNA Provident Fund. A defined contribution fund is available to employees in Namibia. The Group has two defined benefit funds namely Edgars Pension Fund and CNA Pension Fund.

A statutory valuation of the Edgars Pension Fund was carried out by an independent firm of consulting actuaries on 31 December 1999 using the attained age method of valuation. The actuarial value of liabilities for all pensioners and members, including a stabilisation reserve, was determined at R293 million. The fair value of assets calculated by reference to the market value was R523 million. The fund was accordingly fully funded. The actuarial valuation was based on the principal assumptions that the fund will earn 15% per annum after taxation, that salary increases will be 12,5% per annum plus merit increases and using a postretirement interest rate of 4,5% per annum.

In the current year an actuarial estimate was performed using the projected unit credit method and the fair value of assets and liabilities are reflected below. The actuarial estimate was based on the principal assumptions that the expected rate of return on assets would be 11% per annum, that salary increases would be 8% per annum and that the pension increase allowance would be 6,5% per annum.

The actuarial estimate of the pension fund asset, includes an obligation to the CNA employees accruing after 23 October 2003. In the prior year proposals were submitted to the authorities to offer pensioners an enhanced pension in exchange for assuming all their medical aid liabilities. Similarly, a portion of the surplus will be utilised to pay lump sums to medical aid members' provident fund accounts to meet the company's existing post-retirement medical aid liability for service rendered to date. Subsequent to the actuarial calculations disclosed below, approval was received from the Financial Services Board to transfer active members and pensioners to alternative arrangements and annuity policies. These members and pensioners' accrued actuarial liabilities were enhanced by 25%. The consequence of this transaction is estimated to be an additional cost of R66,1 million. The surplus is adequate to cover enhanced pensions plus all post-retirement medical aid liabilities and the balance of the surplus of approximately R210 million will be transferred to the Edgars Provident Fund. The Financial Services Board has confirmed that the allocation of the actuarial surplus to fund post-retirement medical aid obligations is not an improper use of the actuarial surplus.

Contributions to the Group's significant defined contribution funds are at a rate of 17,49% of benefit salary and where funds are contributory members pay a maximum of 7,5%. The employer's portion is charged against profits.

The CNA Pension Fund is a defined benefit fund that provides a pension of 2% of final emoluments for each year of pensionable service. The last actuarial valuation of the CNA Pension Fund was carried out on 31 December 2002. CNA has been included in the numbers below.

All funds are subject to the Pension Funds Acts of the various countries and where required by law actuarial valuations are conducted every three years. The market value of investments of the various Edgar's funds as at 29 March 2003 was R1 068,4 million (2002: R1 409,3 million).

The funded status of the Edcon Pension Fund determined in terms of AC116 and IAS19 is as follows

	Group and Company		
	2003	2002	2001
	R000	R000	R000
Benefit obligation	**285 931**	283 358	282 647
Fair value of assets	**644 201**	684 232	572 974
Funded benefit plan asset	**358 270**	400 874	290 327
Unrecognised net (loss)/gain	**(5 414)**	79 159	0
Plan Asset	**363 684**	321 715	290 327
To be utilised to fund the post-retirement medical aid obligations (note 18)	**86 942**	80 900	76 086
Unrecognised net asset	**276 742**	240 815	214 241

No asset has been recognised pending claims from former members in terms of the Pension Funds Second Amendment Act.
Membership of and employer contributions to each of the funds at 29 March were:

	Pensioners	Members	Contributions
2003			R000
Edgars Pension Fund	**1 025**	**65**	**951**
C N A Pension Fund	**—**	**39**	**114**
Edgars Provident Fund	**—**	**10 601**	**70 172**
C N A Provident Fund	**—**	**938**	**3 816**
Edgars Namibia Retirement Fund	**13**	**147**	**580**
SACCAWU National Provident Fund	**—**	**1 123**	**4 000**
FEDCRAW Provident Fund	**—**	**446**	**1 560**
	1 038	**13 359**	**81 193**
2002			
Edgars Pension Fund	1 539	180	1 149
Edgars Provident Fund	—	7 559	68 913
Edgars Namibia Retirement Fund	13	180	602
SACCAWU National Provident Fund	—	1 213	4 171
FEDCRAW Provident Fund	—	486	1 727
	1 552	9 618	76 562
2001			
Edgars Pension Fund	1 833	244	1 274
Edgars Provident Fund	—	7 512	63 913
Edgars Namibia Retirement Fund	13	181	615
SACCAWU National Provident Fund	—	1 641	5 356
FEDCRAW Provident Fund	—	525	3 112
	1 846	10 103	74 270

Medical aid funds

The company and its subsidiaries operate a defined benefit medical aid scheme for the benefit of permanent employees. These costs are charged against income as incurred and amounted to R23 million (2002: R23 million). Membership of the Group's medical aid scheme is voluntary for lower income earners. Total membership currently stands at 3 763 principal members in South Africa. In terms of employment contracts and the rules of the schemes certain post-retirement medical benefits are provided to past employees by subsidising a portion of the medical aid contributions of members, after retirement. The cost of providing post-retirement medical aid has been determined in accordance with AC116 and IAS19 and the charge against income for the year was R6 million (2002: R3 million). The actuarially determined present value of the company's liability for post-retirement medical aid benefits for all pensioners and staff, for service to date, is R87 million (2002: R81 million). The actuarial valuation was based on the main assumptions of an 11,5% p.a. discount rate, a future rate of consumer price inflation of 6,5% p.a. and an allowance for general future salary inflation in line with CPI.
The status of the Edcon Medical Aid Fund determined in terms of AC116 and IAS19 is as follows

	Group		
	2003	2002	2001
	R000	R000	R000
Recognised benefit obligation	**86 942**	80 900	76 086
To be funded from pension fund actuarial surplus	**86 942**	80 900	76 086

6.2 Directors' emoluments paid

Name	Months paid 2003	Months paid 2002	Months paid 2001	Fees R000	Remuneration R000	Retirement, medical, accident and death benefits R000	Performance bonus[1] R000	Loyalty bonus R000	Other benefits R000	Company 2003 Total R000	2002 Total R000	2001 Total R000
Non-executive Directors												
W S MacFarlane				125						**125**	135	70
A J Aaron				85						**85**	75	30
W F de la H Beck				—						—	25	35
A P Burger				—						—	—	15
Z B Ebrahim				55						**55**	50	25
T N Eboka				55						**55**	50	25
J D M G Koolen				45						**45**	40	—
P L Wilmot				80						**80**	30	—
M I Wyman				—						—	20	20
									Total	**445**	425	220
Executive Directors												
S M Ross	**12**	12	12	45	6 532*	53	966	—	30	**7 626**	4 962	4 349
S R Binnie	—	—	—							—	—	—
M R Bower	**12**	12	12	45	1 348	207	343	433	56	**2 432**	1 871	2 340
A V A Boshoff	**7**	—	—	26	495	104	—	100	44	**769**	—	—
J A Day	—	11	12							—	1 070	842
G R Evans	—	10	12							—	1 224	1 394
Dr U Ferndale	**12**	12	12	45	952	122	215	283	2	**1 619**	1 295	883
R C Maydon	—	—	7							—	—	1322
J L Spotts	**12**	1	—	45	2 124*	213	454	—	124	**2 960**	129	—
K C van Aardt	**3**	12	2	11	200	35	—	71	1	**318**	1 245	121
	58	70	69						Total	**15 724**	11 796	11 251
										16 169	12 221	11 471
Pension for past managerial services												
R C Maydon										—	—	930
Retired ex Directors										**156**	146	135
									Total emoluments	**16 325**	12 367	12 536

** Includes US dollar payments*
[1] Determined on performance for year to 30 March 2002

		Group			Company		
		2003	2002	2001	**2003**	2002	2001
		R000	R000	R000	**R000**	R000	R000
7. Income from subsidiaries							
Administration fees (included in operating profit)					**32 924**	14 179	14 361
Dividend income		**5 747**	3 473	1 116	**115 011**	75 435	9 286
Interest received					**32 280**	4 237	2 647
		5 747	3 473	1 116	**180 215**	93 851	26 294
8. Financing costs and interest received							
8.1 Financing costs							
Interest paid to independent third parties		**49 756**	82 342	93 953	**46 208**	79 232	89 070
Interest paid to subsidiaries					**1 253**	922	934
Foreign currency losses/(profits)		**33 234**	(10 076)	(1 379)	**18 449**	(758)	601
		82 990	72 266	92 574	**65 910**	79 396	90 605
8.2 Interest received							
Interest received from independent third parties		**38 777**	8 763	6 789	**34 798**	4 515	2 985
Interest received from subsidiaries					**32 280**	4 237	2 647
		38 777	8 763	6 789	**67 078**	8 752	5 632
8.3 Net financing costs		**44 213**	63 503	85 785	**(1 168)**	70 644	84 973
9. Taxation							
9.1 Taxation charge							
Current taxation	– this year	**283 653**	50 821	17 417	**202 599**	35 728	175
	– prior years	**32 064**	1 281	(7 592)	**37 963**	—	(8 358)
Secondary taxation on companies	– this year	**37 349**	2 297	7 150	**37 349**	2 444	7 150
	– prior years	**—**	10	(66)	**—**	10	(66)
Withholding taxes	– this year	**—**	114	(429)	**(2 298)**	114	—
	– prior years	**—**	72	—	**—**	29	—
Total current taxation		**353 066**	54 595	16 480	**275 613**	38 325	(1 099)
Deferred taxation	– this year	**(103 771)**	37 789	25 627	**(102 817)**	(3 696)	29 907
	– prior years	**(26 258)**	1 008	9 143	**(28 622)**	(1 622)	9 168
Deferred secondary taxation on companies on dividends from joint venture and share trust	– this year	**—**			**(4 563)**		
	– prior years	**147**			**6 397**		
Total deferred taxation		**(129 882)**	38 797	34 770	**(129 605)**	(5 318)	39 075
		223 184	93 392	51 250	**146 008**	33 007	37 976
Comprising							
South African normal taxation		**178 866**	83 712	31 438	**109 123**	30 411	30 892
Secondary taxation on companies		**37 496**	2 307	7 084	**39 183**	2 454	7 084
Withholding taxes		**—**	186	(429)	**(2 298)**	142	—
Foreign taxes		**6 822**	7 187	13 157			
		223 184	93 392	51 250	**146 008**	33 007	37 976

		Group			Company		
		2003	2002	2001	**2003**	2002	2001
		R000	R000	R000	**R000**	R000	R000
9.2	**Reconciliation of rate of taxation**	**%**	%	%	**%**	%	%
	Standard rate – South Africa	**30,0**	30,0	30,0	**30,0**	30,0	30,0
	Adjusted for						
	Dividend income	**(1,1)**	(0,4)	(0,6)	**(9,6)**	(12,0)	(2,7)
	Disallowable expenditure/(exempt income)	**3,7**	1,9	(0,3)	**3,3**	2,6	(0,6)
	Foreign tax rate variations	**0,3**	(0,3)	(0,1)			
	Prior years	**1,1**	0,9	0,6	**2,3**	(0,9)	0,7
	Secondary taxation on companies	**6,5**	0,9	4,2	**9,5**	(2,1)	6,3
	Deferred tax asset not raised	**0,1**	2,2	—			
	Tax losses set off against temporary differences	**—**	—	(0,3)			
	Tax losses utilised	**—**	—	(3,8)			
	Insurance income rate differential	**(1,5)**	—	—			
	Withholding tax on dividends received					0,1	
	Effective tax rate	**39,1**	35,2	29,7	**35,5**	17,7	33,7
9.3	**Tax losses**						
	Estimated tax losses available for set off against future taxable income	**47 702**	50 343	77 200			
	Less amount on which deferred tax asset was raised	**26 105**	27 848	75 578			
		21 597	22 495	1 622			
	Less amount attributable to temporary differences	**3 997**	9 577	0			
	Estimated tax losses available to reduce future tax charge	**17 600**	12 918	1 622			
10.	**Dividends**						
	Ordinary shares						
	No. 107 of 97 cents declared on 18 May 2000 and paid 30 June 2000			55 655			55 655
	No. 108 of 36 cents declared on 16 November 2000 and paid 29 December 2000			20 680			20 680
	No. 109 of 64 cents declared on 17 May 2001 and paid 29 June 2001		36 765			36 765	
	No. 110 of 36 cents declared on 15 November 2001 and paid 31 December 2001		20 680			20 680	
	No. 111 of 81 cents declared on 16 May 2002 and paid 28 June 2002	**46 530**			**46 530**		
	No. 112 of 123 cents declared on 12 November 2002 and paid 30 December 2002	**69 292**			**69 292**		
	Dividends received on treasury shares	**(11 719)**	(270)	—			
	Total ordinary dividends	**104 103**	57 175	76 335	**115 822**	57 445	76 335
	Dividends paid outside the Group	**71**	—	—			—
	6% preference shares						
	For the year	**18**	18	18	**18**	18	18
	Total dividends paid	**104 192**	57 193	76 353	**115 840**	57 463	57 193

No. 113 of 185 cents (total dividends for the year 308 cents) declared on 20 May 2003 and payable 30 June 2003. This will give rise to secondary taxation on companies of R10,6 million.

	Group 2003 Cents	Group 2002 Cents	Group 2001 Cents	Group 2003 R 000	Group 2002 R 000	Group 2001 R 000
11. Earnings and cash flow per ordinary share						
The weighted average number of shares used incalculating the earnings per ordinary share statistics is 50 330 562 (2002: 56 667 462; 2001: 57 444 600)						
11.1 Attributable earnings basis						
Calculated on attributable earnings of						
R347 549 000 (2002: R171 688 000; 2001: R120 937 000)	**690,5**	302,9	210,5			
The potential dilution in earnings per ordinary share arising from the conversion of the compulsorily convertible debentures and the possible exercise of 4 946 247 share options is 6,2% (2002: 2,3%) and is derived as follows:						
Earnings attributable to ordinary shareowners				**347 549**	171 688	120 937
Adjusted for						
Interest on compulsorily convertible debentures net of taxation				**2 868**	3 048	3 309
Earnings attributable to ordinary shareowners for diluted earnings per share				**350 417**	174 736	124 246
Weighted average number of ordinary shares				**50 331**	56 667	57 445
Effect of dilution:						
Share options				**1 646**	241	183
Compulsorily convertible debentures				**2 144**	2 144	2 144
Adjusted weighted average number of ordinary shares for diluted earnings per share				**54 121**	59 052	59 772
Diluted earnings per share	**647,5**	295,9	207,9			
Percentage dilution	**6,2**	2,3	1,2			
11.2 Headline earnings basis						
Calculated on headline earnings of R378 809 000 (2002: R172 261 000; 2001 restated: R122 945 000)	**752,6**	304,0	214,0			
This basis is a measure of the trading performance and excludes profits and losses of a capital nature. It is derived as follows:						
Earnings attributable to ordinary shareowners				**347 549**	171 688	120 937
Adjusted for						
Loss on disposal of properties, fixtures, equipment and vehicles				**17 268**	886	2 858
Recognition of discount on acquisition of RAG assets				**(29 618)**	—	—
Goodwill impairment on purchase of CNA assets and subsidiaries				**31 199**	—	—
Amortisation of goodwill on purchase of Super Mart				**6 706**	—	—
Amortisation of goodwill on purchase of CNA assets				**500**	—	—
Taxation				**5 205**	(313)	(850)
Headline earnings				**378 809**	172 261	122 945
The potential dilution in headline earnings per ordinary share arising from the conversion of the compulsorily convertible debentures and the possible exercise of share options (note 11.1) is 6,3% (2002: 2,3%) and is derived as follows:						
Headline earnings as calculated				**378 809**	172 261	122 945

	Group 2003 Cents	2002 Cents	2001 Cents	Group 2003 R000	2002 R000	2001 R000
Adjusted for						
Interest on compulsorily convertible debentures net of taxation				**2 868**	3 048	3 309
Headline earnings for diluted headline earnings per share				**381 677**	175 309	126 254
Adjusted weighted average number of ordinary shares for diluted headline earnings per share (note 11.1)				**54 121**	59 052	59 772
Diluted earnings per share	**705,2**	296,9	211,2			
Percentage dilution	**6,3**	2,3	1,3			
11.3 Attributable cash equivalent earnings basis						
Calculated on attributable cash equivalent earnings of R509 356 000 (2002: R411 845 000; 2001 restated: R373 164 000)	**1 012,0**	726,7	649,6			
This basis recognises the potential of the earnings stream to generate cash and is consequently an indicator of the underlying quality of earnings. It is derived as follows:						
Earnings attributable to ordinary shareowners				**347 549**	171 688	120 937
Adjusted for						
Non-cash items (note 12.1)				**(12 887)**	2 656	3 112
Depreciation and amortisation (notes 5.3 and 5.1)				**304 576**	198 704	203 829
Deferred taxation (note 9.1)				**(129 882)**	38 797	45 286
Attributable cash equivalent earnings				**509 356**	411 845	373 164
11.4 Attributable cash flow basis						
Calculated on attributable cash inflow of R727 082 000 (2002: R612 182 000; 2001 restated: R53 033 000)	**1 444,6**	1 080,3	92,3			
This basis focuses on the cash stream actually achieved in the year under review. It is derived as follows:						
Cash flow from operations				**727 100**	612 200	54 074
Adjusted for						
Minority intererst				**—**	—	(1 023)
Preference dividends paid				**(18)**	(18)	(18)
Attributable cash flow				**727 082**	612 182	53 033

	Group			Company		
	2003	2002	2001	**2003**	2002	2001
	R000	R000	R000	**R000**	R000	R000
12. Cash flow						
12.1 Non-cash items						
Net loss on disposal of properties, fixtures, equipment and vehicles (note 5.6)	**17 268**	886	2 858	**15 231**	1 423	2 806
Recognition of discount on acquisition of RAG assets	**(29 618)**	—	—	**(29 618)**	—	834
Other	**(537)**	1 770	—	**636**	(201)	298
	(12 887)	2 656	2 858	**(13 751)**	1 222	3 938
12.2 Dividends received						
Dividends receivable at the beginning of the year				**15 965**	15 965	11 121
Dividends received (note 7)	**5 747**	3 473	1 116	**115 011**	75 435	9 286
Dividends receivable at the end of the year				**(26 014)**	(15 965)	(15 965)
	5 747	3 473	1 116	**104 962**	75 435	4 442
12.3 Working capital movement						
Increase in inventories	**(39 437)**	180 960	(15 075)	**(6 752)**	160 023	(16 389)
Increase in accounts receivable	**(431 026)**	(43 963)	(234 935)	**(378 044)**	(14 744)	(209 373)
Increase in accounts payable	**438 426**	48 680	20 585	**473 718**	38 660	(955)
Decrease in amount owing to/(by) subsidiaries				**48 467**	(111 022)	22 851
	(32 037)	185 677	(229 425)	**137 389**	72 917	(203 866)
12.4 Financing costs paid						
Interest paid	**(49 756)**	(82 342)	(93 953)	**(47 461)**	(80 154)	(90 004)
Foreign currency (losses)/profits	**(33 234)**	10 076	1 379	**(18 449)**	758	(601)
	(82 990)	(72 266)	(92 574)	**(65 910)**	(79 396)	(90 605)
12.5 Taxation paid						
Taxation liability at the beginning of the year	**—**	—	(38 457)	**—**	—	(30 630)
Taxation receivable at the beginning of the year	**26 469**	40 609	—	**23 315**	39 482	—
Taxation liability on purchase of CNA subsidiaries	**(172)**	—	—			
Taxation liability on purchase of Super Mart	**(1 652)**	—	—			
Taxation receivable transferred from subsidiary company				**16**	—	—
Currency translation and prior year tax adjustment taken to NDR	**—**	431	79			
Current taxation provided (note 9.1)	**(353 066)**	(54 595)	(16 480)	**(275 613)**	(38 325)	1 099
Taxation on insurance income credited to insurance investment account	**32 834**	—	—			
Taxation liability at the end of the year	**192 387**	—	—	**163 141**	—	—
Taxation receivable at the end of the year	**—**	(26 469)	(40 609)	**—**	(23 315)	(39 482)
	(103 200)	(40 024)	(95 467)	**(89 141)**	(22 158)	(69 013)

		Group			Company		
		2003	2002	2001	**2003**	2002	2001
		R000	R000	R000	**R000**	R000	R000
12.6	**Dividends paid**						
	By the company						
	Dividends declared and paid (note 10)	**(104 121)**	(57 193)	(76 353)	**(115 840)**	(57 463)	(76 353)
	By subsidiaries						
	Paid by subsidiaries	**(71)**	—	—			
		(104 192)	(57 193)	(76 353)	**(115 840)**	(57 463)	(76 353)
12.7	**Investment to maintain operations**						
	Replacement of properties, fixtures, equipment and vehicles	**(120 916)**	(117 424)	(146 330)	**(97 339)**	(108 034)	(138 644)
	Proceeds on disposal of properties, fixtures, equipment and vehicles	**28 323**	11 553	91 827	**27 752**	4 580	91 383
		(92 593)	(105 871)	(54 503)	**(69 587)**	(103 454)	(47 261)
12.8	**Investment to expand operations**						
	Additions to leased premises	**(13 229)**	(11 080)	(11 841)	**(8 793)**	(11 183)	(11 472)
	Additions to properties, fixtures, equipment and vehicles	**(7 969)**	(11 965)	(13 551)	**(255)**	(11 948)	(11 950)
	Net investment in subsidiaries and other assets (note 12.12)	**294 925**			**294 925**		
	Increase in loans	**4 883**	(30 842)	(29 285)	**(4 126)**	(30 826)	(29 287)
		278 610	(53 887)	(54 677)	**281 751**	(53 957)	(52 709)
12.9	**Decrease in shareowner funding**						
	Ordinary share issues	**—**	—	2 017	**—**	—	2 017
	Share buyback by subsidiary	**(4 902)**	(141 545)	—			
	Repurchase and cancellation of 10% of issued capital	**(319 087)**	—	—	**(319 087)**	—	—
		(323 989)	(141 545)	2 017	**(319 087)**	—	2 017
12.10	**Decrease in interest bearing debt**						
	Long and medium term raised	**—**	—	50 000	**—**	—	50 000
	Long and medium term repaid	**(20 095)**	(47 435)	(20 123)	**(19 222)**	(46 766)	(30 243)
	Net decrease in short term	**(375 271)**	(186 068)	171 543	**(391 639)**	(169 828)	169 121
	Derivative valuation adjustment	**(2 008)**	(5 156)	7 164	**(2 008)**	(5 156)	7 164
	Acquisitions	**3 898**	—	—			
		(393 476)	(238 659)	208 584	**(412 869)**	(221 750)	196 042
12.11	**Increase in cash and cash equivalents**						
	Cash on hand	**10 977**	(5 323)	55 023	**(5 539)**	(8 765)	57 289
	Cash on deposit	**71 580**	40 321	26 186	**90 000**	—	—
	Acquisitions	**(6 203)**	—	—			
	Currency adjustments	**15 272**	(20 068)	(2 062)			
		91 626	14 930	79 147	**84 461**	(8 765)	57 289

	Group			Company		
	2003	2002	2001	**2003**	2002	2001
	R000	R000	R000	**R000**	R000	R000
12.12 Net investment in subsidiaries and other assets						
Acquisition of Elixer Marketing (Pty) Ltd (trading as Super Mart)						
With effect from 1 October 2002, the Group acquired 100% of the shares of Elixer Marketing (Pty) Ltd (trading as Super Mart), a general discount retailer.						
The fair value of the net assets acquired was as follows:						
Fixed assets	**15 124**					
Inventories	**42 575**					
Accounts receivable and prepayments	**12 730**					
Cash and cash equivalents	**1 630**					
Total assets	**72 059**					
Accounts payable	**31 206**					
Current taxation	**1 652**					
Deferred taxation	**1 479**					
Interest bearing debt	**3 898**					
Net assets acquired	**33 824**					
Goodwill arising on acquisition	**106 673**					
Consideration	**140 497**			**140 497**		
Settled by way of – cash and cash equivalents	**86 326**			**86 326**		
– included in interest free liabilities	**54 171**			**54 171**		
Acquisition of CNA stores						
With effect from 21 October 2002, the Group acquired certain South African CNA store assets.						
The fair value of the net assets acquired was as follows:						
Fixed assets	**19 107**			**19 107**		
Inventories	**107 663**			**107 663**		
Total assets	**126 770**			**126 770**		
Interest free liabilities	**35 284**			**35 284**		
Net assets acquired	**91 486**			**91 486**		
Trademark	**5 000**			**5 000**		
Goodwill arising on acquisition	**33 123**			**33 123**		
Consideration	**129 609**			**129 609**		
Settled by way of cash and cash equivalents	**126 541**			**126 541**		
Costs associated with the acquisition	**3 068**			**3 068**		
Acquisition of CNA foreign companies						
With effect from 21 October 2002, the Group acquired 100% of the shares of CNA foreign companies.						
The fair value of the net assets acquired was as follows:						
Fixed assets	**695**					
Deferred tax asset	**1 129**					

	2003 R000	2002 R000	2001 R000	2003 R000	2002 R000	2001 R000
Inventories	4 424					
Accounts receivable and prepayments	247					
Cash and cash equivalents	4 573					
Total assets	11 068					
Accounts payable	805					
Current taxation	172					
Net assets acquired	10 091					
Negative goodwill on acquisition	(1 924)					
Consideration	8 167			8 167		
Settled by way of cash and cash equivalents	8 167			8 167		
Net proceeds of securitisation						
Proceeds from the sale of accounts receivable to OntheCards	1 198 329			1 198 329		
Investment in debt securities (note 15.3)	(400 000)			(400 000)		
	798 329			798 329		
Acquisition of Retail Apparel Group (RAG) assets						
With effect from July 2002, RAG's retail brands, debtors book, customer database and a number of its retail stores were integrated into United Retail.						
The fair value of assets acquired:						
Accounts receivable	284 877			284 877		
Settled by way of cash and cash equivalents	252 259			252 259		
Amount still to be paid included in interest free liabilities	3 000			3 000		
Negative goodwill on acquisition	(29 618)			(29 618)		
Recognised in the income statement	(29 618)			(29 618)		
Acquisition of FNB/Jet branded book						
With effect from 21 July 2002, the FNB/Jet branded debtors' book was acquired.						
Settled by way of cash and cash equivalents	27 043			27 043		
Cash inflow from investment activities	294 925			294 925		

	Group			Company		
	2003	2002	2001	**2003**	2002	2001
	R000	R000	R000	**R000**	R000	R000
13. Properties, fixtures, equipment and vehicles						
Historic cost except for revalued land and buildings						
Land and buildings						
Historic cost	**15 896**	14 046	14 046	**2 278**	428	428
Revaluation surplus	**36 890**	39 467	27 828	**4 232**	4 232	3 282
Leasehold improvements	**154 426**	148 386	142 619	**144 547**	144 016	137 724
Fixtures and fittings	**1 014 931**	968 413	922 126	**940 216**	923 421	881 578
Computer equipment and software	**811 726**	855 084	683 309	**773 915**	829 687	659 023
Machinery and vehicles	**75 656**	75 096	84 565	**52 938**	56 214	58 277
Capitalised leased assets	**9 317**	9 419	9 752	**15 654**	15 757	16 089
	2 118 842	2 109 911	1 884 245	**1 933 780**	1 973 755	1 756 401
Accumulated depreciation						
Buildings	**2 038**	1 016	91	**186**	93	—
Leasehold improvements	**77 149**	69 822	62 550	**73 781**	67 275	60 145
Fixtures and fittings	**659 718**	608 824	555 894	**624 805**	583 301	533 392
Computer equipment and software	**632 883**	547 316	490 573	**607 776**	526 742	472 748
Machinery and vehicles	**48 522**	47 663	53 737	**38 532**	40 260	43 983
Capitalised leased assets	**9 304**	9 405	9 722	**15 642**	15 743	16 059
	1 429 614	1 284 046	1 172 567	**1 360 722**	1 233 414	1 126 327
Net carrying value	**689 228**	825 865	711 678	**573 058**	740 341	630 047
Comprising						
Land and buildings	**50 748**	52 497	41 783	**6 324**	4 567	3 710
Leasehold improvements	**77 277**	78 564	80 069	**70 766**	76 741	77 579
Fixtures and fittings	**355 213**	359 589	366 232	**315 411**	340 120	348 186
Computer equipment and software	**178 843**	307 768	192 735	**166 139**	302 945	186 275
Machinery and vehicles	**27 134**	27 433	30 829	**14 406**	15 954	14 294
Capitalised leased assets	**13**	14	30	**12**	14	30
	689 228	825 865	711 678	**573 058**	740 341	630 047

	Group			Company		
	2003	2002	2001	**2003**	2002	2001
	R000	R000	R000	**R000**	R000	R000
Opening net carrying value	**825 865**	711 678	834 276	**740 341**	630 074	752 112
Movements for the year						
Capital expenditure						
Leasehold improvements	**13 229**	11 080	11 841	**8 793**	11 183	11 472
Fixtures and fittings	**73 044**	90 010	79 523	**54 471**	84 025	74 243
Computer equipment and software	**48 969**	32 417	79 063	**40 397**	30 926	75 507
Machinery and vehicles	**6 872**	6 962	1 296	**2 726**	5 031	844
	142 114	140 469	171 723	**106 387**	131 165	162 066
Fair value of acquisitions (note 12.12)						
Land and buildings	**1 850**			**1 850**		
Leasehold improvements	**1 723**			**—**		
Fixtures and fittings	**26 538**			**16 978**		
Computer equipment and software	**3 722**			**129**		
Machinery and vehicles	**1 093**			**150**		
	34 926			**19 107**		
Other						
Currency adjustments	**(2 806)**	2 276	(12)			
Net revaluation surplus	**—**	9 434	—	**—**	951	—
Software capitalised	**—**	169 302	—	**—**	169 302	—
	174 234	321 481	171 711	**125 494**	301 418	162 066
Disposals at net book value						
Leasehold improvements	**4 502**	1 370	883	**3 930**	1 170	863
Fixtures and fittings	**8 404**	4 149	62	**6 989**	3 061	48
Computer equipment and software	**31 074**	1 966	92 629	**30 701**	1 740	90 314
Machinery and vehicles	**1 610**	4 939	1 111	**1 361**	16	2 894
Capitalised leased assets	**1**	15	—	**2**	16	—
	45 591	12 439	94 685	**42 983**	6 003	94 119
Depreciation (note 5.3)	**265 280**	194 855	199 624	**249 794**	185 148	189 985
Closing net carrying value	**689 228**	825 865	711 678	**573 058**	740 341	630 074

Land and buildings were revalued at 1 April 2001 to open market value based on the open market net rentals and current replacement cost of each property. If these assets had not been revalued the carrying amount of all assets at 29 March would have been R652,3 million (2002: R786,4 million). Deferred taxation has been raised out of the revaluation surplus.

The independent valuations were carried out by professional valuers. It is the Group's policy to carry out such valuations every three years. No other categories of assets were revalued.

A register of the Group's land and buildings is available for inspection at the company's registered office. A copy will be posted, upon request, by the Secretary to any member of the public.

At 29 March 2003 the properties, fixtures, equipment and vehicles have an estimated replacement cost and insurance value of R2 887,8 million (2002: R2 806,1 million) which excludes input value added tax where appropriate.

At 29 March 2003 the Group had no idle fixed assets.

The gross cost of fully depreciated fixtures, equipment and vehicles at 29 March 2003 amount to R121,6 million (2002: R129,3 million).

	Group			Company		
	2003	2002	2001	**2003**	2002	2001
	R000	R000	R000	**R000**	R000	R000
14. Goodwill and trademarks						
Goodwill represents the excess of the purchase consideration over the fair value of the identifiable assets at the date of acquisition. Trademarks represent registered rights to the exclusive use of certain trademarks and brand names.						
Balance at the beginning of the year	**—**	3 849	8 054	**1 000**	5 000	9 073
Current year movements						
Disposals			33			70
Additions						
Goodwill on acquisition of Super Mart (note 12.12)	**106 673**	—	—			
Goodwill and trademarks on acquisition of CNA (note 12.12)	**36 199**	—	—	**38 123**	—	—
Amortisation						
Charge for the year	**8 097**	3 849	4 205	**1 500**	4 000	4 003
Impairment of goodwill	**31 199**	—	—	**33 123**	—	—
Currency adjustment	**—**	—	33	**33 123**	—	—
Balance at the end of the year	**103 576**	—	3 849	**4 500**	1 000	5 000
Comprising						
Cost	**165 857**	22 985	22 985	**53 123**	15 000	15 000
Accumulated amortisation and impairment	**62 281**	22 985	19 136	**48 623**	14 000	10 000
	103 576	—	3 849	**4 500**	1 000	5 000

The impairment loss of R31 199 000 represents the write down of goodwill arising on the acquisition of CNA stores. An impairment review was conducted using a conservative estimate of future growth, taking into account the estimated costs in restoring the CNA business to profitability.

	Group			Company		
	2003	2002	2001	**2003**	2002	2001
	R000	R000	R000	**R000**	R000	R000
15. Investments						
15.1 Subsidiaries not consolidated						
Shares at cost	**319**	319	319			
Post-acquisition retained earnings	**13 561**	28 913	37 165			
Restatement at parallel exchange rate (note 21)	**—**	(15 352)	(8 252)			
Impairment in value of investment (note 21)	**(13 880)**	—	—			
Carrying amount at fair value	**—**	*13 880*	*29 232*			
Directors' valuation of shares	**—**	13 880	29 232			
As there are currently severe long term restrictions on the repatriation of dividends from Zimbabwe, the results of Edgars Stores Limited Zimbabwe have not been consolidated in the year under review.						
Additional disclosure is given in note 15.5.						
15.2 Consolidated subsidiaries						
(Annexure 1; page 122)						
Shares at cost				**203 557**	55 529	55 534
Indebtedness				**383 676**	303 298	183 472
Total interests in subsidiaries				**587 233**	358 827	239 006
No special resolutions, the nature of which would be of significance to members in their appreciation of the state of affairs of the Group, were passed by any subsidiary during the period covered by this report.						
15.3 Investment in debt securities						
Promissory notes earning a fixed interest, payable quarterly, of 12,22%, redeemable in quarterly instalments to 30 June 2005	**119 000**	—	—	**119 000**	—	—
Preference shares earning a fixed dividend, payable at the end of the term, of 10,10%, redeemable 30 June 2005	**235 000**	—	—	**235 000**	—	—
Accumulated promissory note interest and preference share dividends	**16 000**	—	—	**16 000**	—	—
Deposit related to OntheCards Limited back up service agreement, earning variable interest presently of 13,10%, redeemable 30 June 2005	**30 000**	—	—	**30 000**	—	—
	400 000	—	—	**400 000**	—	—
The promissory notes and preference shares are pledged as security for a credit default swap which secures FirstRand Bank Limited's subordinated loan to OntheCards.						
Total investments	**400 000**	13 880	29 232	**987 233**	358 827	239 006
15.4 Owing to subsidiaries				**266 876**	148 080	139 276

	Group 2003 R000	Group 2002 R000	Group 2001 R000	Company 2003 R000	Company 2002 R000	Company 2001 R000
15.5 Aggregate income statement and balance sheet of subsidiary not consolidated						
The following is as per the latest published financial statements which were prepared in accordance with the historical cost convention as modified by the revaluation of general purpose land and buildings. Those financial statements were not prepared in conformity with IAS29, "Financial Reporting in Hyperinflationary Economies". The income and balance sheet amounts have been translated at the official exchange rate (closing rate Z$1: R0,08; average rate Z$1: R0,12).						
Income statement						
Sales	**1 519 543**	576 837	287 453			
Operating profit	**550 113**	138 376	62 289			
Interest received/(paid)	**4 931**	3 594	(8 114)			
Profit before tax	**555 044**	142 914	71 302			
Attributable earnings	**354 301**	93 405	46 386			
Balance sheet						
Non-current assets	**48 431**	36 371	26 294			
Current assets	**769 288**	367 775	184 050			
Total assets	**817 719**	404 146	210 344			
Interest free liabilities	**374 214**	168 110	98 673			
Net assets	**443 505**	236 036	111 671			
Interest bearing debt	**89 033**	72 592	2 131			
Ordinary shareowners' equity	**354 472**	163 444	109 540			
Portion attributable to shareowners outside the Group	**(160 682)**	(77 191)	(51 133)			
Group's interest	**193 790**	86 253	58 407			
Included in ordinary shareowners' equity is R323 238 000 (2002: R119 369 000) distributable reserves.						
There was no goodwill relating to the Zimbabwe subsidiary.						
15.6 Aggregate profits/losses of subsidiaries						
Profits	**100 136**	79 919	30 502			
Losses	**17 577**	62 141	511			
	82 559	17 778	29 991			

	Group			Company		
	2003	2002	2001	**2003**	2002	2001
	R000	R000	R000	**R000**	R000	R000
16. Loans						
Executive share trust	**79 561**	74 920	43 792	**79 561**	74 920	43 792
Secured staff loans	**34**	40	94	**33**	38	94
Unsecured staff loans	**1 021**	1 102	1 333	**582**	1 092	1 338
	80 616	76 062	45 219	**80 176**	76 050	45 224

The loan to the executive share trust is interest free and is secured by 2 617 809 shares in Edgars Consolidated Stores Limited. It will be repaid when shares held by the trust are sold. Other loans are unsecured, earn market related interest and have various repayment terms.

	Group			Company		
17. Inventories						
Merchandise	**1 135 323**	948 692	1 116 093	**1 009 629**	889 858	1 050 392
Raw materials	**17 912**	12 383	14 660			
Work in progress	**33 348**	26 054	38 218			
Consumable stores	**20**	6 111	6 788	**20**	6 111	6 302
	1 186 603	993 240	1 175 759	**1 009 649**	895 969	1 056 694
Estimated replacement cost	**1 186 603**	993 240	1 175 759	**1 009 649**	895 969	1 056 694

	Group			Company		
18. Accounts receivable and prepayments						
Trade accounts receivable	**1 401 223**	1 846 199	1 853 344	**1 283 822**	1 801 045	1 807 860
Allowance for doubtful debts	**(154 479)**	(109 014)	(122 255)	**(140 846)**	(106 902)	(119 115)
Pension fund asset (note 6)	**86 942**	80 900	—	**86 942**	80 900	—
Software	**7 510**	1 787	142 865	**7 510**	1 787	142 865
Insurance business	**23 003**	4 448	10 604			
Interest rate derivative fair value	**460**	—	—	**460**	—	—
Value added taxation receivable	**16 887**	7 922	—	**22 414**	12 512	—
Other accounts receivable and debit balances, including payments in advance	**134 049**	167 990	182 046	**95 673**	74 998	106 388
	1 515 595	2 000 232	2 066 604	**1 355 975**	1 864 340	1 937 998

	Group			Company		
19. Cash and cash equivalents						
Cash on hand	**124 415**	113 438	118 761	**102 488**	108 027	116 711
Cash on deposit	**173 674**	102 094	61 773	**90 000**	—	—
	298 089	215 532	180 534	**192 488**	108 027	116 711

	Group			Company		
	2003	2002	2001	**2003**	2002	2001
	R000	R000	R000	**R000**	R000	R000
20. Share capital and premium						
20.1 Authorised						
72 000 000 (2002: 72 000 000) ordinary shares of 10 cents	**7 200**	7 200	7 200	**7 200**	7 200	7 200
150 000 6% redeemable preference shares of R2	**300**	300	300	**300**	300	300
	7 500	7 500	7 500	**7 500**	7 500	7 500
20.2 Number of ordinary shares in issue						
Number of shares at the beginning of the year	**51 837 724**	57 444 600	57 376 200	**57 444 600**	57 444 600	57 376 200
Executive share incentive scheme issue			68 400			68 400
Cancellation of 10% of issued capital	**(5 744 460)**	—	—	**(5 744 460)**	—	—
Set-off of treasury shares	**(137 584)**	(5 606 876)				
Number of shares at the end of the year	**45 955 680**	51 837 724	57 444 600	**51 700 140**	57 444 600	57 444 600
20.3 Issued ordinary shares and premium						
Balance at the beginning of the year	**451 698**	593 243	591 226	**593 243**	593 243	591 226
Executive share incentive scheme issue	—	—	2 017	—	—	2 017
Cancellation of 10% of issued capital	**(574)**	—	—	**(574)**	—	—
Share premium thereon	**(318 513)**	—	—	**(318 513)**	—	—
Set-off of treasury shares	**(14)**	(560)	—			—
Share premium thereon	**(4 888)**	(140 985)	—			—
Reallocation of allotment costs	**(9)**	—	—	**(9)**	—	—
Balance at the end of the year	**127 700**	451 698	593 243	**274 147**	593 243	593 243
Comprising						
Share capital	**4 596**	5 184	5 744	**5 170**	5 744	5 744
Share premium	**123 104**	446 514	587 499	**268 977**	587 499	587 499
	127 700	451 698	593 243	**274 147**	593 243	593 243

In terms of a shareowners' resolution on 17 July 2002 the Directors have unconditional authority until the next Annual General Meeting to issue 279 800 ordinary shares and the remaining unissued shares to the staff share scheme.

	Group			Company		
20.4 Issued preference share capital						
150 000 6% preference shares of R2 redeemable at the option of the company	**300**	300	300	**300**	300	300

20.5 Executive share incentive scheme

In terms of the staff share incentive scheme (the "Option Plan"), shares are offered on a combined option and deferred sale basis. Participants can take up shares in tranches over a period of five years from the date of grant at the exercise price, which is not less than the market value of the ordinary shares on the day following the date of the grant, provided they remain in the Group's employ until the options vest.

Options may be exercised at any time after an initial qualifying period of three years from the date that the participant accepts the offer but not later than ten years after the date of the grant, whereafter the options lapse. Options vest as follows: 30% after three years, 30% after four years and 40% after five years.

In the event of death or retirement, options may be exercised within two years of such event. In the event of resignation, those share options which may be exercised, must be taken up and paid for within 90 days of termination.

The provisions of the Option Plan provide for the grant of options to Directors, which either vest immediately, or after a qualifying period of one year. For details of options granted to Directors refer to later in the note.

In terms of a shareowners' resolution on 3 June 1999 the Directors are authorised to issue shares not exceeding 20% of the total issued ordinary share capital of the company on a fully diluted basis for the purposes of the approved executive share incentive scheme. The maximum number of Edcon shares to which any eligible participant is entitled in total shall not exceed 1,5% of the shares then in issue.

The Group has not recognised any compensation expense related to options granted under the Option Plan. For information purposes the expense for options granted during 2003 (344 680 options, which excludes awards not expected to be recurring in nature) is estimated to be R604 000. However, in accordance with ED2, only options issued after 7 November 2002 are required to be expensed. The estimated expense for options issued after this date is R49 000.

The fair value of options granted under the Option Plan was estimated at the date of the grant using the Black-Scholes option-pricing model.

The following assumptions were used in valuing the various grants: weighted average expected option life of seven years; expected dividend yield of 3% and a volatility factor of the expected market price of the Group's ordinary shares of 39%. The risk free interest rate is equal to the implied yield on zero-coupon government bonds available at the date of the grant in South Africa with a remaining term of seven years. The share price used in the valuation represents the quoted share price at the date of the grant.

20.5 Executive share incentive scheme

Movements in the number of share options held by eligible participants are as follows:

	2003	2002	2001
	Number of share options	Number of share options	Number of share options
Balance at the beginning of the year	**8 096 523**	5 391 742	3 783 200
Options granted	**3 167 550**	3 584 444	2 138 487
Options exercised	**(693 301)**	(24 000)	(139 200)
Options forfeited	**(1 600 362)**	(855 663)	(390 745)
Balance at the end of the year	**8 970 410**	8 096 523	5 391 742
Details of share options exercised during the period			
	R	R	R
Average subscription price per share	**23,67**	20,47	29,50
Average issue market price per share	**45,46**	35,03	55,89

The options outstanding at 29 March 2003 become unconditional between the following dates:

	Number of share options	Subscription price
4 August 1999 and 4 August 2008	**51 000**	29,50
1 September 1999 and 1 September 2008	**400 000**	20,61
10 March 2000 and 10 March 2009	**150 000**	26,00
22 July 2000 and 22 July 2009	**30 000**	46,70
4 August 2000 and 4 August 2008	**285 250**	29,50
23 November 2000 and 23 November 2010	**100 000**	21,80
22 May 2001 and 22 May 2011	**80 000**	23,55
4 August 2001 and 4 August 2008	**207 100**	29,50
4 February 2002 and 4 February 2004	**826 134**	20,47
11 March 2002 and 11 March 2009	**30 000**	29,00
5 May 2002 and 5 May 2009	**3 000**	30,20
30 September 2002 and 1 March 2006	**550 000**	26,00
5 November 2002 and 5 November 2009	**20 000**	63,00
19 January 2003 and 19 January 2010	**13 000**	69,00
5 June 2003 and 5 June 2010	**663 622**	21,80
27 November 2003 and 27 November 2010	**675 658**	21,80
22 May 2004 and 22 May 2011	**1 890 430**	23,55
17 September 2004 and 17 September 2011	**4 604**	29,60
12 June 2004 and 12 June 2011	**10 000**	24,95
30 November 2004 and 30 November 2011	**20 000**	26,00
4 January 2005 and 4 January 2012	**4 924**	25,30
18 February 2005 and 18 February 2012	**205 000**	24,00
23 May 2005 and 23 May 2012	**2 412 034**	31,00
29 August 2005 and 29 August 2012	**200 000**	39,90
1 October 2005 and 1 October 2012	**50 000**	38,20
29 October 2005 and 29 October 2012	**8 654**	39,90
14 November 2005 and 14 November 2012	**30 000**	47,00
19 March 2006 and 19 March 2013	**50 000**	48,98
	8 970 410	

Should the option holder resign from the Group prior to the commencement dates as indicated above, the shares for options will not be issued, payment will therefore not be required, and the options will be forfeited.

Share options granted to executive Directors are as follows:

	2003	2002	2001
	Number of share options	Number of share options	Number of share options
Balance at the beginning of the year	**1 935 397**	1 427 883	1 405 000
Directors appointed during the year	**293 545**	252 821	59 748
Options granted	**154 085**	550 000	168 635
Options exercised	**(106 000)**	—	(10 500)
Options forfeited	**—**	—	(80 000)
Transfers out	**(68 645)**	(295 307)	(115 000)
Balance at the end of the year	**2 208 382**	1 935 397	1 427 883

The options outstanding at 29 March 2003 become unconditional between the following dates:

	Number of share options	Subscription price
4 August 1999 and 4 August 2008	**30 000**	29,50
1 September 1999 and 1 September 2008	**400 000**	20,61
10 March 2000 and 10 March 2009	**130 000**	27,30
4 August 2000 and 4 August 2008	**65 000**	29,50
23 November 2000 and 23 November 2010	**109 307**	21,80
22 May 2001 and 22 May 2011	**80 000**	23,55
4 August 2001 and 4 August 2008	**26 000**	29,50
4 February 2002 and 4 February 2004	**312 000**	20,47
11 March 2002 and 11 March 2009	**30 000**	29,00
30 September 2002 and 1 March 2006	**550 000**	26,00
5 November 2002 and 5 November 2009	**20 000**	63,00
23 November 2003 and 23 November 2010	**48 649**	21,80
18 February 2005 and 18 February 2012	**100 000**	24,00
23 May 2005 and 23 May 2012	**57 426**	31,00
21 August 2005 and 21 August 2012	**200 000**	39,90
1 October 2005 and 1 October 2012	**50 000**	38,20
	2 208 382	

It is company policy that employees who have access to price sensitive information should not deal in shares or exercise share options of the company for the periods from half year end and year end to 24 hours after publication of the half year and year end results.

Options granted to executive Directors as at 29 March 2003

Executive Director	Number of options	Weighted average subscription price	Rights vest between the following dates
S R Binnie	50 000	38,20	October 2005 and October 2007
A v A Boshoff	187 545	33,29	August 1999 and August 2007
M R Bower	341 006	25,86	August 1999 and May 2007
U Ferndale	206 489	35,93	February 2002 and August 2007
S M Ross	1 154 000	23,27	September 1999 and March 2006
J L Spotts	269 342	23,51	February 2002 and May 2007
	2 208 382		

	Group			Company		
	2003	2002	2001	**2003**	2002	2001
	R000	R000	R000	**R000**	R000	R000
21. Non-distributable reserves						
Balance at the beginning of the year comprising Equity accounted reserves of Edgars Stores Limited (Zimbabwe) prior to consolidation	**13 880**	29 232	37 484			
Derivative valuation adjustment	**(1 382)**	(5 728)	(2 672)	**(1 382)**	(5 728)	(2 672)
Revaluation reserve	**26 165**	19 489	19 489	**2 962**	2 298	2 298
Foreign currency translation reserve	**8 442**	(12 626)	(27 185)			
Post-acquisition profits of subsidiaries set-off against pre-acquisition losses	**—**	—	1 045			
Share premium	**6 041**	6 041	6 041	**6 041**	6 041	6 041
Tax reserve relating to lifo adjustment in foreign subsidiaries	**4 156**	4 464	3 347			
	57 302	40 872	37 549	**7 621**	2 611	5 667
Movements						
Write down of Zimbabwe net assets to parallel rate	**—**	(15 352)	(8 252)			
Impairment in value of Edgars Stores Limited (Zimbabwe)	**(13 880)**	—	—			
Derivative valuation adjustment	**1 382**	4 346	(3 056)	**1 382**	4 346	(3 056)
Revaluation reserve net of deferred taxation	**—**	6 676	—	**—**	664	—
Reversal of deferred taxation on revaluation reserve	**1 160**	—	—			
Foreign currency translation reserve	**(18 239)**	23 133	14 559			
Reclassified to retained earnings	**—**	—	(1 045)			
Transfer from FCTR to distributable reserves	**—**	(2 065)	—			
Increase in tax reserve relating to lifo adjustment	**1 193**	(308)	1 117			
Balance at the end of the year	**28 918**	57 302	40 872	**9 003**	7 621	2 611
Comprising						
Edgars Stores Limited (Zimbabwe)	**—**	13 880	29 232			
Derivative valuation adjustment	**—**	(1 382)	(5 728)	**—**	(1 382)	(5 728)
Revaluation reserve net of deferred taxation	**27 325**	26 165	19 489	**2 962**	2 962	2 298
Foreign currency translation reserve	**(9 797)**	8 442	(12 626)			
Share premium	**6 041**	6 041	6 041	**6 041**	6 041	6 041
Tax reserve relating to lifo adjustment in foreign subsidiaries	**5 349**	4 156	4 464			
	28 918	57 302	40 872	**9 003**	7 621	2 611

	Group			Company		
	2003	2002	2001	**2003**	2002	2001
	R000	R000	R000	**R000**	R000	R000
22. Retained surplus						
Comprising						
Company	**1 675 041**	1 525 804	1 429 337			
Consolidated subsidiaries	**356 188**	261 996	240 837			
	2 031 229	1 787 800	1 670 174			
Distributions by certain foreign subsidiaries will give rise to withholding taxes of R5,1 million (2002: R3,4 million). No provision is raised until dividends are declared as these reserves are considered to be permanent capital. Included in the company retained earnings are dividends declared on 20 May 2003 (16 May 2002) (note 10)				**95 645**	41 989	36 764
23. Long and medium-term interest bearing debt						
Secured loan in respect of assets with a net book value of R70 403 260 (2002: R82 584 469; 2001: R105 508 611) held under a suspensive sale agreement bearing interest payable six monthly in arrears at a linked variable rate presently of 14,7% (2002: 7,56%, 2001: 6.62%), redeemable in bi-annual installments to 30 June 2003	**94 241**	113 463	131 127	**94 241**	113 463	131 127
Unsecured loan bearing interest payable six monthly in arrears at a fixed rate of 12,38%, redeemable February 2004	**50 000**	50 000	50 000	**50 000**	50 000	50 000
2 144 000 unsecured compulsorily convertible debentures of 10 cents each issued at a premium of R17,70. Interest is payable six-monthly in arrears on 31 March and 30 September of each year at a rate of 12,34%. As this rate is sufficiently close to market rates, the equity component is not material. These debentures will automatically convert into Edgars Consolidated Stores Limited ordinary shares of 10 cents each on 31 March 2004. The company at its discretion may at the request of the holder convert at an earlier date	**38 163**	38 163	38 163	**38 163**	38 163	38 163
Secured loan in respect of assets with a net book value of R1 286 447 held under an instalment sale agreement bearing interest payable monthly in arrears at a prime linked rate of 16,5%, redeemable in monthly instalments to June 2005	**1 030**	—	29 102	**—**	—	29 102
Unsecured loan previously bearing interest payable monthly in arrears at a linked variable rate for 2003 (2002: 13%, 2001: 12.5%) repaid in monthly installments to May 2002	**—**	122	791	**—**	—	—
	183 434	201 748	249 183	**182 404**	201 626	248 392

	Group			Company		
	2003	2002	2001	**2003**	2002	2001
	R000	R000	R000	**R000**	R000	R000
Current portion repayable within one year transferred to short term interest bearing debt	**182 815**	19 022	23 755	**182 404**	18 900	23 119
	619	182 726	225 428	**—**	182 726	225 273
Repayable in 2002	**—**	—	23 755	**—**	—	23 119
2003	**—**	19 022	25 037	**—**	18 900	24 882
2004	**182 815**	182 726	189 266	**182 404**	182 726	189 266
2005	**485**	—	7 265	**—**	—	7 265
Thereafter	**134**	—	3 860	**—**	—	3 860
	183 434	201 748	249 183	**182 404**	201 626	248 392
Current portion redeemable within one year transferred to short term interest bearing debt	**182 815**	19 022	23 755	**182 404**	18 900	23 119
	619	182 726	225 428	**—**	182 726	225 273
24. Short-term interest bearing debt						
Current portion of long and medium term interest bearing debt	**182 815**	19 022	23 755	**182 404**	18 900	23 119
Derivative fair value	**—**	2 008	7 164	**—**	2 008	7 164
Unsecured bank overdrafts/balances, acceptances and call funds	**—**	371 263	562 489	**1 087**	394 734	569 718
	182 815	392 293	593 408	**183 491**	415 642	600 001
25. Deferred taxation						
Balance at the beginning of the year	**174 533**	154 217	119 384	**153 388**	158 421	119 346
Balances at acquisition of subsidiary companies	**350**					
Income statement (note 9.1)	**(129 882)**	38 797	34 770	**(129 605)**	(5 318)	39 075
Movement related to secondary taxation on companies on dividend from share trust	**—**	(147)	—			
Deferred taxation on insurance income credited to insurance investment account	**—**	(21 638)	—			
Foreign currency translation	**(333)**	123	1 180			
Revaluation reserve	**(1 160)**	2 873	—		285	
Tax reserve relating to lifo adjustment in foreign subsidiaries (note 21)	**(1 193)**	308	(1 117)			
Balance at the end of the year	**42 315**	174 533	154 217	**23 783**	153 388	158 421
Comprising						
Properties, fixtures, equipment and vehicles and other net temporary differences	**4 874**	110 425	122 355	**2 523**	108 143	111 798
Net temporary differences on accounts receivable	**24 747**	50 931	46 145	**24 554**	50 373	45 639
	29 621	161 356	168 500	**27 077**	158 516	157 437
Foreign currency translation and tax rate differential	**(678)**	612				
Revaluation reserve	**10 103**	11 263	8 390	**1 269**	1 269	984
Other	**8 918**	9 656	—	**(4 563)**	(6 397)	—
At acquisition fair value adjustment	**2 182**	—	—			
Assessed losses	**(7 831)**	(8 354)	(22 673)			
	42 315	174 533	154 217	**23 783**	153 388	158 421

	Group			Company		
	2003	2002	2001	**2003**	2002	2001
	R000	R000	R000	**R000**	R000	R000
26. Accounts payable						
Trade accounts payable	**1 481 918**	922 472	865 477	**1 426 224**	878 068	823 996
Medical aid obligation	**88 143**	80 900	—	**88 143**	80 900	—
Taxation receivable	**—**	—	(40 609)			
Value added taxation payable	**—**	—	7 251			
Foreign exchange derivative fair value (note 30.2)	**6 376**	—	—	**6 376**	—	—
Sundry accounts payable and accrued expenses	**90 668**	100 951	101 901	**86 569**	82 281	97 584
	1 667 105	1 104 323	934 020	**1 607 312**	1 041 249	921 580
27. Future capital expenditure						
Contracted						
Properties, fixtures, equipment and vehicles	**67 941**	6 549	5 725	**54 859**	6 549	5 725
Authorised by the Directors but not yet contracted						
Properties, fixtures, equipment and vehicles	**297 850**	150 949	163 113	**294 753**	147 260	161 642
	365 791	157 498	168 838	**349 612**	153 809	167 367

All the expenditure will be incurred during the next financial year and is to be financed from net cash retained from operations.

	Group			Company		
	2003	2002	2001	**2003**	2002	2001
	R000	R000	R000	**R000**	R000	R000
28. Leases						
The Group leases the majority of its properties and computer equipment under operating leases whereas other operating assets are generally owned. The lease agreements of certain of the Group's store premises provide for a minimum annual rental payment and additional payments determined on the basis of turnover.						
At 29 March 2003 the future minimum property operating lease commitments are	**2 345 127**	2 092 135	2 204 358			
Due as follows						
Within one year	**464 012**	365 861	358 777			
Between two and five years	**1 353 931**	1 185 664	1 231 868			
In more than five years	**527 184**	540 610	613 713			
The Group also leases certain computer equipment. The agreement provides for minimum annual rental payments and additional payments depending on usage.						
At 29 March 2003 the future minimum computer equipment operating lease commitments are	**382 301**	211 572	219 150			
Due as follows						
Within one year	**105 907**	61 816	53 639			
Between two and five years	**276 394**	149 756	165 511			
29. Contingent liabilities						
Guarantees in respect of staff loans and certain pensions	**134**	286	380	**134**	286	661

Litigation, current or pending, is not considered likely to have a material adverse effect on the Group.

30. Financial risk management

30.1 Treasury risk management

Senior executives of the Treasury workgroup meet regularly to update Treasury policies and objectives, analyse currency and interest rate exposures and re-evaluate treasury management strategies against revised economic forecasts. Compliance with Group Treasury policies and objectives of the Board and exposure limits are reviewed at quarterly meetings of the Audit and Risk workgroup.

30.2 Foreign currency management

Material forward exchange contracts at 29 March 2003 are summarised below. The writing of option contracts is prohibited, thus currency options are only purchased as a cost effective alternative to forward exchange contracts. The amounts represent the net rand equivalents of commitments, to purchase and sell foreign currencies and all of these commitments mature within one year. Accordingly, the average rates shown include the cost of forward cover for periods of up to 12 months.

	Foreign currency 000	Derivative Fair value R000	Contract equivalent R000	Average rate
Foreign currency against rand hedged import forward orders				
2003				
US dollar	**9 369**	**(6 305)**	**83 859**	**8,95**
Euro	**57**	**(71)**	**564**	**9,90**
2002				
US dollar	3 750	627	42 759	11,40
Sterling	53	(1)	862	16,35
2001				
US dollar	5 430	43 678	43 254	7,97
Sterling	96	696	682	7,25

The company, and certain of its subsidiaries, in terms of approved policy limits, manage short term foreign currency exposures relating to trade imports, exports and interest flows on foreign borrowings. Net uncovered rand transaction exposures at 29 March 2003 amounted to Nil (2002: Nil). The Group policy is to limit the net aggregate exposure to between 80% and 125% of total foreign order exposure.

30.3 Interest rate management

As part of the process of managing the Group's fixed and floating rate interest bearing debt and cash and cash equivalents mix, the interest rate characteristics of new and the refinancing of existing loans are positioned according to expected movements in interest rates. The interest rate repricing profile at 29 March 2003 is summarised as follows

	Floating rate	1 – 6 months	7 – 12 months	Beyond 12 months	Total interest bearing debt
2003					
Interest bearing debt (R000)	**1 030**	**94 241**	**88 163**	**—**	**183 434**
% of total interest bearing debt	**0,6**	**51,4**	**48,0**	**—**	**100**
2002					
Interest bearing debt (R000)	373 393	113 463	—	88 163	575 019
% of total interest bearing debt	64,9	19,8	—	15,3	100
2001					
Interest bearing debt (R000)	392 575	324 858	—	101 403	818 836
% of total interest bearing debt	47,8	39,8	—	12,4	100

	Total	Floating rate	0 – 6 months	Fixed rate
Cash on deposit and investments by currency				
2003 (000)				
US dollar	**6 028**	**3 653**	**2 375**	**—**
Sterling	**2 613**	**148**	**2 465**	**—**
South African rand	**492 966**	**122 966**	**—**	**370 000**

Interest rate swaps (R000)

	Notional amount			Fixed Interest % payable		
	2003	2002	2001	**2003**	2002	2001
Pay fixed/receive floating						
Interest rate swaps < 1 year	**97 590**	95 297	150 000	**13,46**	10,66	10,61
Interest rate swaps beyond 1 year	**—**	97 590	117 887	**—**	13,46	13,46

	Notional amount			Classification
	2003	2002	2001	
Receive floating/pay fixed				
Interest rate swaps > 1 year	**370 000**	—	—	Held for trading
Other swaps				
Usury/Usury star swap*	**1 665 000†**	—	—	Held for trading
Credit default swap	**370 000†**	—	—	Held for trading

** Receive usury, pay usury star (133% of prime rate plus 6%).*
† Notional amount variable as asset base movements occur.

In order to hedge specific exposures in the interest rate repricing profile of existing borrowings and anticipated peak additional borrowings, the company and certain of its subsidiaries make use of interest rate derivatives, only as approved in terms of Group policy limits.

30.4 Credit risk management

Potential concentrations of credit risk consist principally of trade accounts receivable and short term cash investments. The Group only deposits short term cash surpluses with financial institutions of high quality credit standing. Credit limits per financial institution are established at the regular treasury meetings and are approved at the Audit and Risk workgroup. Trade accounts receivable comprise a large, widespread customer base and Group companies perform ongoing credit evaluations of the financial condition of their customers and, where appropriate, credit guarantee insurance cover is purchased. The granting of credit is controlled by application and behavioural scoring models, and the assumptions therein are reviewed and updated on an ongoing basis. At 29 March 2003, the Group did not consider there to be any significant concentration of credit risk which had not been insured or adequately provided for.

30.5 Liquidity risk

The Group has minimised risk of illiquidity as shown by its substantial banking facilities and reserve borrowing capacity.

		2003	2002	2001
		R 000	R 000	R 000
Unutilised banking facilities				
Total banking and loan facilities		**1 048 404**	1 353 626	1 149 384
Actual interest bearing debt (notes 23 and 24)		**183 434**	575 019	818 836
Unutilised banking facilities		**864 970**	778 607	330 548
Reserve capacity				
The aggregate amount of the Group's year end interest bearing debt is limited to an amount determined in terms of the company's articles of association.				
This amount is calculated as 75% of shareowners' funds.				
Maximum permissible year end interest bearing debt		**1 641 350**	1 723 049	1 728 932
Actual interest bearing debt (notes 23 and 24)		**183 434**	575 019	818 836
		1 457 916	1 148 030	910 096
Cash and cash equivalents (note 19)		**298 089**	215 532	180 534
Unutilised borrowing capacity		**1 756 005**	1 363 562	1 090 630
Sustainable liabilities				
The unutilised liability capacity is based on the estimated capacity of each asset investment to sustain liabilities.				
	Liability capacity			
Loans and investments	50%	**292 096**	44 971	37 225
Fixed assets	50%	**344 614**	412 932	357 763
Inventories	75%	**889 952**	744 930	881 455
Accounts receivable	66%	**1 000 293**	1 353 960	1 364 477
Cash, cash equivalents and taxation receivable	100%	**298 089**	242 001	221 135
		2 825 044	2 798 794	2 862 055
Liabilities		**(1 901 808)**	(1 329 718)	(1 088 245)
Permissible year end interest bearing debt		**923 236**	1 469 076	1 773 810
Actual interest bearing debt (notes 23 and 24)		**183 434**	575 019	(818 836)
Unutilised liability capacity		**739 802**	894 057	954 974

30.6 Derivative fair valuation adjustment

	Foreign currency management	Interest rate management	Total
	R 000	R 000	R 000
Opening non-distributable reserve (note 21)	626	(2 008)	(1 382)
Realised (gain)/loss on hedging activity	(626)	2 008	1 382
Closing non-distributable reserve (note 21)	—	—	—

30.7 Fair value of financial instruments

All financial instruments have been recognised in the balance sheet and there is no difference between their fair values and carrying values. The following methods and assumptions were used by the Group in establishing fair values.

Liquid resources, trade accounts receivable, investments and loans: the carrying amounts reported in the balance sheet approximate fair values.

Borrowings: the fair values of the Group's loans are estimated using discounted cash flow analyses applying the RSA yield curve. The carrying amount of short term borrowings approximate their fair value.

Forward instruments: forward exchange contracts are entered into mainly to cover import orders, and fair values are determined using foreign exchange market rates at 29 March 2003. Forward rate agreements and swaps are entered into mainly to hedge interest rate exposure of investments. Fair values are determined using money market derivative rates at 29 March 2003.

31. Interests of Directors and managers in share capital and contracts

The interests, direct and indirect, of the Directors and executives in office at the date of this report, and their families, aggregated as to beneficial interest and non-beneficial interest, are as follows:

	2003	2002	2001	**2003**	2002	2001
Ordinary shares	**Beneficial**	Beneficial	Beneficial	**Non-beneficial**	Non-beneficial	Non-beneficial
Non-executive Directors						
W S MacFarlane	**5 000**	5 000	5 000	**11 003**	11 003	11 003
A J Aaron	**20 200**	9 000	—			
Z B Ebrahim	**—**	—	—	**1 000**	—	—
Executive Directors						
S M Ross	**4 500**	4 500	4 500			
U Ferndale	**5 000**	5 000	5 000			
Executives	**10 797**	3 097	5 597	**13 500**	7 500	7 500
Balance at 29 March 2003 (30 March 2002) and 20 May 2003 (16 May 2002)	**45 497**	26 597	20 097	**25 503**	18 503	18 503

Disclosures by the Directors indicate that at 29 March 2003 and at the date of this report, their interests and those of their families did not, in aggregate, exceed 5% in respect of either the share capital or voting control of the company. Each Director of the company has certified that he was not interested in any contract of significance to the company or any of its subsidiaries, which could have given rise to a related conflict of interest during the year. A register detailing Directors' and managers' interests in the company is available for inspection at the company's registered office. A copy will be posted, upon request, by the Secretary to any member of the public.

32. Related party transactions

Related party relationships exist within the Group. During the year all purchasing and selling transactions were concluded at arm's length. Details of material transactions with related parties not disclosed elsewhere in the financial statements are as follows:

	2003		2002		2001	
	Edcon purchases from	**Amounts owed by Edcon**	Edcon purchases from	Amounts owed by Edcon	Edcon purchases from	Amounts owed by Edcon
V.O.C. Investments Limited	**R111,8m**	**R16,5m**	R162,4m	R17,4m	R230,6m	R64,8m

Mr A J Aaron (non-executive Director) is a director of Werksmans Inc. Edcon incurred R3,5 million of legal costs with Werksmans Inc. during 2003. The transactions were concluded at arm's length.

33. Report of the Directors

A separate report is not considered appropriate as details of the performance of the various operations of the Group are contained in the Chief Executive – Group Services report and the Group Review. Other required disclosures are contained in either these reviews or the annual financial statements, together with the notes thereto.

Independent Reporting Accountants' report on the report of historical financial information of the Edcon Group

17 September 2003

The Directors
Edgardale
Press Avenue
Crown Mines
Johannesburg
2092

Gentlemen

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS TO THE DIRECTORS OF EDGARS CONSOLIDATED STORES LIMITED ("EDCON")

Introduction

The Board of Directors of Edcon has decided to apply for secondary listing of 51 700 140 ordinary shares of 10c par value in Edcon on the Namibian Stock Exchange.

At your request and for the purpose of the pre-listing statement to Edcon shareholders to be dated on or about 17 September 2003, we present our report on the financial information presented in the Report of Historical Financial Information of the Edcon Group, included as Appendix 1 to this circular, in compliance with the Listings Requirements of the Namibian Stock Exchange (NSX).

Responsibility

We have:

- audited the historical financial information of the Edcon Group relating to the financial years ended on 29 March 2003, 30 March 2002 and 31 March 2001.

as presented in the Report of Historical Financial Information of the Edcon Group set out as Appendix 1 to this circular.

The compilation, contents and presentation of this pre-listing statement and the Report of Historical Financial Information are the responsibility of the directors of the Edcon Group. Our responsibility is to express an opinion on the financial information presented in the Report of Historical Financial Information of the Edcon group included in this pre-listing statement.

Scope

Scope of audit – financial years ended 29 March 2003, 30 March 2002 and 31 March 2001.

We conducted our audit in accordance with statements of Namibian Auditing Standards. These standards require that we plan and perform our work to obtain reasonable assurance that the historical financial information is free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures of the above-mentioned historical financial information. The evidence obtained included that previously obtained by us relating to the audit of the financial statements underlying the financial information;

- assessing the accounting principles used and significant estimates made by management; and

- evaluating the overall historical financial information presentation.

We believe that our audit provides a reasonable basis for our audit opinion.

Opinion

Audit opinion – Financial years ended 29 March 2003, 30 March 2002 and 31 March 2001

In our opinion, the historical financial information of the business relating to the financial years ended 29 March 2003 and 30 March 2002 fairly presents, in all material respects, for the purposes of this circular, the financial position of the business at 29 March 2003 and 30 March 2002 and the results of its operations and cash flows for the financial years then ended in accordance with Namibian Statements of Generally Accepted Accounting Practice.

Yours faithfully

ERNST & YOUNG
Chartered Accountants (Namibia)
Registered Accountants and Auditors

Extracts from the Memorandum and Articles of Association of Edcon

36. A general meeting or the directors shall have the power, from time to time, to appoint anyone as a director, either to fill a vacancy in the directors or as an additional director, provided that the total number of directors shall not at any time exceed the maximum number fixed by or in accordance with these articles and the appointment of any director so appointed shall cease at the conclusion of the next annual general meeting, unless it is confirmed at that annual general meeting.

57. The directors shall retire from office in the following manner:

57.1 at each annual general meeting of the company one third of the directors, excluding the managing director (provided that if there be more than one managing director, only the most senior of them shall be excluded) and any director referred to in 57.3 or, if their number is not three or a multiple thereof, then the number nearest to but not less than one-third of the directors shall retire from office;

57.2 the directors to retire in terms of 57.1 shall be those who have longest been in office since their last election, provided that –

57.2.1 if more than one of them were elected directors on the same day, those that retire shall be determined by lot unless those directors agree otherwise between themselves;

57.2.2 if at any annual general meeting any director will have held office for three years since his last election, he shall also retire at such annual general meeting;

57.3 any director appointed as such after the conclusion of the company's preceding annual general meeting shall retire from office at the conclusion of the annual general meeting held immediately after his appointment;

57.4 a retiring director shall be eligible for re-election, and if re-elected, shall be deemed not to have vacated his office;

57.5 the annual general meeting at which a director retires may elect another person to fill the vacated office, and if it is not so filled the retiring director shall, if he has offered himself for re-election, be deemed to have been re-elected unless the annual general meeting expressly resolves not to fill such vacated office or not to re-elect such retiring director;

57.6 no person other than a retiring director shall be eligible for election as a director at any annual general meeting unless the directors recommend otherwise, or unless not less than three nor more than twenty-one days before the date appointed for the annual general meeting a member who is entitled to attend and vote at such annual general meeting shall have lodged written notice proposing such person as a director, together with the consent of that person to be elected as a director.

Corporate Governance Report

The Directors of Edcon regard corporate governance as vitally important to the success of Edcon's business and are unreservedly committed to applying the principles necessary to ensure that good corporate governance is practised. For this they accept full responsibility. These principles include discipline, independence, responsibility, fairness, social responsibility, transparency and accountability of the Directors to all stakeholders. In pursuit of these ideals, the intention is to exceed "minimum requirements" with due consideration to international trends and codes. Corporate governance within the Edcon Group is managed and monitored by a unitary Board of Directors and several subcommittees of the main Board. The Board is of the opinion that the Group currently complies with all the significant requirements incorporated in the Code of Corporate Practices and Conduct, as set out in the second King Report and the JSE Securities Exchange SA Listings Requirements.

Board of Directors

A Board charter which will take into account the King II Report and the new JSE listing requirements is in preparation.

The Board's primary responsibilities, based on a predetermined assessment of materiality, include giving strategic direction to Edcon, identifying key risk areas and key performance indicators of Edcon's business, monitoring investment decisions, considering significant financial matters, reviewing the performance of executive management against business plans, budgets and industry standards and ensuring that competent, appropriately skilled and motivated executives lead key portfolios in the business. The Board has identified and monitors the nonfinancial aspects relevant to the business. In addition, specific attention is given to ensuring that a comprehensive system of policies and procedures is operative and compliance with corporate governance principles is reviewed regularly. The Board is chaired by independent non-executive Director, W S MacFarlane, and consists of six executive and six non-executive Directors. None of the non-executive Directors represent major shareowners in the company. The names and credentials of the Directors in office on 29 March 2003 are detailed in paragraph 10 of this pre-listing statement. Their attendance at Board meetings is detailed on page 72. The Board remains responsible to stakeholders in the exercise of its duties.

Non-executive Directors contribute an independent view to matters under consideration and add to the breadth and depth of experience of the Board. This group enjoys significant influence at meetings. The roles of Chairman and Chief Executive Officer are separate, with responsibilities divided between them. The Chairman has no executive functions. The Chairman has accepted the role of the "senior independent director" and he meets at least monthly with senior executive management to monitor progress and discuss relevant business issues. He is available to respond to shareowner queries or issues relating to the company, at any time during the year. All Directors have the appropriate knowledge and experience necessary to carry out their duties with each actively involved in the Group's affairs.

Generally, Directors have no fixed term of appointment but retire by rotation every three years, and, if available, are considered for re-appointment at the Annual General Meeting. The only exception to this is the Chief Executive Officer who has an employment contract to 31 March 2006. Both the Chief Executive – Group Services and the Group Human Resources Director who will retire by rotation have contracts which expire in February 2006 but may be renewed by agreement with the Board. The Chief Executive, Edgars Chain is also subject to shareowner appointment but has a contract which expires on 1 June 2006. In terms of the articles of association Messrs W S MacFarlane, M R Bower, J D M G Koolen and Dr. U Ferndale retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. Shareowners will also be asked to confirm the appointment as executive Directors, of Messrs S R Binnie and A v A Boshoff, who were appointed to the Board on 27 March 2003 and 15 August 2002 respectively.

Non-executive Directors receive no share options, nor significant benefits from Edcon other than their directors' fees and staff discounts on private purchases. All Board members are required to disclose their shareholdings in Edcon, other directorships and any potential conflict of interest, and do not participate in any discussions and decisions on matters in which they have a conflicting interest. Directors are required to advise and obtain clearance from the Chairman before dealing in Edcon shares. The Chairman will withhold clearance for dealing during a closed period or if there is unpublished price sensitive information. Adequate "directors and officers" insurance cover has been purchased by the company to meet any claims against directors.

Board meetings are held at least quarterly, with additional meetings called where circumstances necessitate. Nonexecutive Directors do not meet without the Chairman or executive Directors present. Effective chairmanship and a formal agenda, ensures that all issues requiring attention are raised, proceedings are conducted efficiently and all appropriate matters are addressed. All relevant information is supplied to Directors timeously. Meetings are not dominated by one person or group of persons, rather the interests of all stakeholders remain at the core of all decisions.

Members have unlimited access to the company secretary, who acts as an advisor to the Board and its sub-committees on issues including compliance with Group rules and procedures, with statutory regulations and with

the King II Code of Corporate Governance. Furthermore, the advice of independent professionals may be obtained by any Board member in appropriate circumstances, at the expense of the company. The name and address of the secretary is included in the corporate information as part of this pre-listing statement.

Board Sub-Committees

Specific responsibilities have been delegated to Board committees with defined terms of reference set out in their charters. The current Board committees are:

Audit and Risk Committee

Edcon's Audit Committee has traditionally evaluated the company's exposure to significant risks. During the year, the committee's role was expanded to include the review of Edcon's risk management processes, as envisaged by the King report and the Committee's title was changed to the Audit and Risk Committee. Due consideration was given to forming a separate Board Risk Committee but this was not seen to be practical, as the Directors who would serve on such a risk committee, would be the members of the Audit Committee. The frequency of meetings of the Audit and Risk Committee was increased to at least three meetings per year to cater for extra focus on the management of risk.

The Audit and Risk Committee is assisted in its risk management function by the Risk Management Workgroup that is chaired by the Chief Executive – Group Services.

The Audit and Risk Committee's responsibility for risk management is contained in a charter, which provides clear terms of reference under which the committee operates. The charter was reviewed during 2002, taking into account current international trends and developments pertaining to audit committees. In terms of the charter, the Audit and Risk Committee continuously evaluates exposure to significant risks, reviews the effectiveness of the risk management processes, reviews the appropriateness and adequacy of the systems of internal financial and operational control, reviews accounting policies and financial information issued to the public, provides effective communication between Directors, management and internal and external auditors, reviews the performance of the internal and external auditors and recommends the appointment of and fees payable to the external auditors. Committee members have unlimited access to all information, documents and explanations required in the discharge of their duties. This authority has been extended to the internal and external auditors. The activities of the committee are reviewed by the members via an annual control self-assessment exercise. Furthermore the main Board is provided with regular reports on the committee's activities.

The committee, comprising of three non-executive Directors, whose details are provided on page 71 is chaired by P L Wilmot. The other members are W S MacFarlane and A J Aaron. The committee meets at least three times a year. The Chief Executive Officer and the Chief Executive –Group Services are required to attend all meetings of the committee as invitees. Meetings are also attended by the Group Financial Director, external auditors, internal auditors and the company secretary.

The charter also prescribes that separate meetings must be held with management, the head of group internal audit and the external auditors, to ensure that matters are considered without undue influence. The head of group internal audit and the external auditors have unlimited access to the Chairman. The Internal Audit Department currently reports directly to the Audit and Risk Committee but is also responsible to the Group Financial Director on day to day matters. Its significant reports are copied to the Chief Executive Officer and there is regular two-way communication between the Chief Executive Officer and the head of group internal audit.

Remuneration and Nominations Committee

The function of the Remuneration and Nominations Committee, as set out in its charter, is to approve a broad remuneration strategy for the Group and to ensure that Directors and senior executives reporting to the Chief Executives are adequately remunerated for their contribution to Edcon's operating and financial performance, in terms of base pay as well as short and long-term incentives. It also recommends the fees that should be paid to non-executive Directors. In fulfilling its duties, consideration is given to industry and local benchmarks and international trends. At all times, due attention is paid to succession plans and the retention of key executives. In order to promote an identity of interests with shareowners, share incentives are considered to be an integral and vital element of all non-bargaining unit staff and middle and senior management's incentive pay. The committee is chaired by A J Aaron who was appointed to the board in 1978. In view of his long service and his knowledge of the Group's remuneration policy and although he is not an independent non-executive Director (he is a director and shareowner of Werksmans Inc, Edcon's attorneys), he is regarded by the Board as its most suitable member to chair the Remuneration and Nominations Committee. The members of the committee are W S MacFarlane and Z B Ebrahim.

The Remuneration and Nominations Committee also assesses the effectiveness of the Board composition and evaluates the performance of all Directors and senior executives, with the exception of the Chief Executive Officer, on an annual basis. The performance of the Chairman of the Board of Directors is evaluated by all Board members, on an annual basis, and in conjunction with the Chairman of this committee, the Chairman of the Board reviews the performance of the Chief Executive Officer also on an annual basis. The Remuneration and Nominations Committee is also responsible for the assessment and nomination of potential new directors. New Directors are currently provided with suitable induction material designed to familiarise, particularly non-executive Directors, with all aspects of the business. The committee members are detailed on page 71. The Directors' emoluments are fully disclosed in note to the financial statements and the share options granted to each Director are detailed in note

Customer Service Committee

This committee was established in 2000 to promote a customer service ethic throughout the Group and to provide an independent assessment of customer service against specified service objectives, by setting criteria and measuring delivery against these standards. The committee is responsible for maintaining a comprehensive understanding of the levels of customer service expected in each chain, against which it considers the results of various initiatives including "mystery shopper" reports. It makes recommendations for corrective action after evaluating the results of the various survey reports it has commissioned. Meetings are held twice per annum under the chairmanship of the Chief Executive Officer. The members of the committee are T N Eboka and R L Scott. Clear terms of reference have been documented in a charter approved by the main Board. The committee consists of three members of whom one is non-executive. The Directors who are committee members are detailed on page 71.

Other Group committees

Employment Equity Committee

The role of the Employment Equity Committee is to formulate and implement the Group's employment equity strategy and measure achievements. The employment equity plan has been developed, updated and submitted to the relevant authorities and there is ongoing communication of the strategy and plan as well as the monitoring of its implementation and the achievement of goals.

A constitution has been adopted which guides the committee's activities. The committee of elected and appointed members, holds monthly meetings with representatives from management and labour and is chaired by the Chief Executive Officer.

Risk Management Workgroup

This committee, under the chairmanship of the Chief Executive – Group Services, meets quarterly to identify and monitor Group risks and to measure the efficacy of steps taken to mitigate identified risks. The meeting is attended by the financial director, human resources director, the head of group internal audit, treasurer, credit executive, security managers, chief information officer, insurance manager, group secretary and insurance brokers/consultants. This committee reports regularly to the Audit and Risk Committee.

Accountability and Audit

Internal Control

The Board of Directors is responsible for the Group's systems of internal control. Responsibility for the adequacy, extent and operation of these systems is delegated to the executive Directors. To fulfil this responsibility, management maintains accounting records and has developed and continues to maintain appropriate systems of internal control.

The Directors report that the Group's internal controls and systems are designed to provide reasonable, and not absolute, assurance as to the integrity and reliability of the financial statements, to safeguard, verify and maintain accountability of its assets and to detect and minimise fraud, potential liability, loss and material misstatement, while complying with applicable laws and regulations.

The systems of internal control are based on established organisational structures together with written policies and procedures, including budgeting and forecasting disciplines and the comparison of actual results against these budgets and forecasts. The Directors have satisfied themselves that these systems and procedures are implemented, maintained and monitored by appropriately trained personnel with suitable segregation of authority, duties and reporting lines and by the comprehensive use of advanced computer hardware and software technologies. Employees are required to maintain the highest ethical standards as outlined in the Group's updated Code of Ethics documentation to ensure that business practices are conducted in a manner which in all reasonable circumstances is above reproach. The effectiveness of the systems of internal control in operation is monitored continually through reviews and reports from:

- senior executives and divisional managers;
- the head of Group Internal Audit; and
- external auditors.

Furthermore, management has a control self-assessment process to supplement the existing structures of evaluating the systems of internal control. The process which includes the signing of a representation letter by the Chief Executive of each chain, is designed to assess, maintain and improve controls on an ongoing basis.

None of the above reviews indicated that the systems of internal control were not appropriate or satisfactory. Furthermore no material loss, exposure or misstatement arising from a material breakdown in the functioning of the systems have been reported to the Directors in respect of the year under review.

Internal Audit

Edcon Group Internal Audit operates in terms of an Audit and Risk Committee approved charter to provide management with an independent, objective consulting and assurance service that reviews matters relating to control, risk management, corporate governance and operational efficiency. The function's responsibility is to independently assess and appraise the systems of internal control and the policies and procedures of the Group, in order to monitor how adequate and effective they are in ensuring the achievement of organisational objectives; the relevance, reliability and integrity of management and financial information; whether resources are being used economically, effectively and efficiently; the safeguarding of assets; compliance with relevant policies, procedures, laws and regulations; and prevention of waste, extravagance and fraud.

The internal audit function reports directly to the Chairman of the Audit and Risk Committee and has an obligation to report material exceptions and incidents directly to the Chief Executive Officer, Chairman of the Board of Directors and the Audit and Risk Committee. For practical purposes, the head of Internal Audit reports to the Group Financial Director on day-to-day matters.

All Edcon business operations and support functions are subject to internal audit. The section has an Audit and Risk Committee approved two-year rolling plan, based on a group-wide risk assessment, which is reviewed annually. Internal audits are conducted in accordance with the Institute of Internal Auditors' professional standards.

In addition to the above, Group Internal Audit provides a risk management facilitation role, which aims to maintain a high profile for the Group's risk management process without assuming responsibility for risk management, which remains the responsibility of relevant line management.

Independent forensic investigations are also conducted by Group Internal Audit to provide appropriate recommendations for the correction of control shortcomings. The Group's fraud hotline continues to be an effective tool for the prevention and detection of fraud.

External Audit

The external auditors provide an independent assessment of systems of internal financial control and express an independent opinion on the annual financial statements. The external auditors complement the work of the internal audit department and review all internal audit reports on a regular basis. The external audit function offers reasonable, but not absolute assurance on the accuracy of financial disclosures.

Risk Management

The Board is responsible for the total process of risk management in Edcon. At each of its meetings, the Audit and Risk Committee is presented with the Edcon Risk Monitor, which reports on the top ten significant risks facing the Group. The document provides the Audit and Risk Committee with risks for their consideration.

Prior to being presented to the Audit and Risk Committee, the Risk Monitor is discussed and considered at operational level by the Risk Management Workgroup, which is chaired by the Chief Executive – Group Services. This workgroup is qualified to provide the Audit and Risk Committee with operational insight into the risks and the development of appropriate management actions to mitigate these risks.

Below are the current top ten risks (and hence opportunities) facing Edcon with graphs showing a comparison of the mean of management's ratings of the significance of the risks versus the effectiveness of management's actions in mitigating the risks.

Risk

1. People skills

Edcon's success is very dependent on employing and retaining the right people. To achieve this objective, a comprehensive "Employer of Choice" campaign has been launched, with the aim of attracting, retaining and developing high quality, professional staff.

Ratings



2002
2003
4
3
2
1
Significance
Low
1
2
3
4
Management

2. **Supplier base decline**

Concerns relate to inflexible, unreliable, unresponsive and unprofitable local suppliers.

A strong Rand could boost imports by retailers and curtail local manufacturers' export activities, resulting in the demise of many local clothing manufacturers.



Significance
4
3
2
1
Low
1
2
3
4
Management
2002
2003

3. **Market behaviour**

Pressure on disposable incomes remains high due to unemployment, cost of living increases and currently high interest rates. Consumer spending will, however, improve following recent personal tax reductions and once interest and food inflation rates fall. A strong Rand will dampen economic activity and hence growth in personal disposable incomes.



Significance
4
3
2
1
Low
1
2
3
4
Management

4. **Credit management**

High interest rates and various socio-economic factors could lead to more customers being unable to meet their financial obligations to Edcon. In response, the company has enhanced its controls to ensure that only low risk customers are granted credit; a portion of the debtors' book was successfully securitised; and Credit continues to receive very high and regular management focus.



Significance
4
3
2
1
Low
1
2
3
4
Management

5. **Acquisition management**

This is a new addition to the top ten risks. Focus and management attention on new acquisitions can dilute their impact on other parts of the business. Edcon has the financial and management capacity to acquire new businesses. Acquisitions are focused to facilitate sustainable growth and to create wealth. Existing Group infrastructures are being used to provide integration and to utilise excess capacity. Appropriate feasibility studies and due diligence exercises are conducted prior to acquisitions.



Significance
4
3
2
1
Low
1
2
3
4
Management

6. **HIV/AIDS**

During October 2002, the Health Monitor Group was commissioned to undertake new, detailed research on the potential impact of HIV/AIDS on both Edcon's staff and customer base. Other management initiatives include adequate insurance coverage with outsiders for the staff benefit fund; education programmes for all staff; condom dispensers in all stores and a review of the Medical Aid fund for new protocols and limits.



Significance
4
3
2
1
Low
1
2
3
4
Management

7. **Information technology**

Concentrated senior management attention and auditor focus on this vital resource ensures that the exposure is contained to acceptable levels. The IT strategy is aligned with Edcon's business requirements, with a special, significant project being conducted to enhance IT security. Disaster recovery capabilities are adequate and regularly tested. Appropriate people skills are attained through outsourcing arrangements.


2002
2003
Significance
Low
1
2
3
4
Management

8. **Black economic empowerment (BEE)**

Also new to the list, BEE is an opportunity that Edcon is harnessing vigorously. Over and above a very good employment equity record, the promotion of BEE enjoys the highest level of management focus with the Employment Equity Committee being chaired by the Chief Executive Officer. The Committee also drives specific, sustainable projects aimed at improving black economic activity.


Significance
Low
1
2
3
4
Management

9. **Currency and interest rate exposure**

Edcon's exposure to these largely unpredictable factors is significant but is also well managed by an adequately skilled and knowledgeable treasury function. A Treasury Risk Committee, which operates in terms of formally approved policies and procedures, ensures that the right level of continuous focus is maintained on this risk. A conservative approach is adopted, all foreign liabilities are hedged and no trade in derivatives and commodities is allowed.


Significance
Low
1
2
3
4
Management

10. **Crime**

Crime prevention, detection and investigation are management focal points. The ethical culture of the organisation works in tandem with its effective internal control measures to combat this scourge. An updated Code of Ethics is being introduced.


Significance
Low
1
2
3
4
Management

Relationships and Reporting

Employer of Choice

Our human resources are now full partners in the business with a common vision to "achieve business success through people" and to make Edcon the "Employer of Choice". A concerted drive to encourage employee participation at all levels has permeated the business. Employee participation is effected through employee fora, the conclusion of mutually beneficial agreements between labour and the company, an increased focus on training, employee participation as trustees on the medical aid and retirement funds and regular communication with employees through newsletters, the internal radio station in stores, and videos. During the year a further employee perception survey was conducted throughout the Group and when compared with previous surveys, perceptions have again improved meaningfully.

Employment Equity

Edcon has a clearly defined employment equity strategy, and a comprehensive employment equity plan agreed to by labour which was completed and submitted in June 2000. Updated plans were submitted in 2001 and 2002. This

and other specific affirmative action programmes aim at liberating the full potential of previously disadvantaged personnel, while at the same time meeting all legislated requirements. The Employment Equity Committee manages this process.

Public and Shareowners

Communication to the public and shareowners embodies the principles of balanced reporting, understandability, openness and substance over form. Positive and negative aspects of both financial and non-financial information are provided. It is the policy of the company to meet regularly with institutional shareowners and investment analysts and to provide presentations to both local and international investors and analysts bi-annually after the release of company results. No unpublished price sensitive information is disclosed during these activities. An investor relations executive has been appointed recently to liaise with current and potential investors, analysts and the media.

Going Concern

The annual financial statements set out on pages 18 to 61 have been prepared on the going concern basis since the Directors, after due deliberation at the last meeting of the Board, have every reason to believe that the company and Group have adequate resources in place to continue in operation for the foreseeable future.

Code of Ethics

Edcon has a Group vision, a mission statement, a set of values and a Code of Ethics. The Code of Ethics is consistent with the principles of integrity, honesty, ethical behaviour and compliance with all laws and regulations. Edcon is in the process of getting staff buy-in on the Code of Ethics. Employees are expected to act in terms of the code at all times and failure to do so results in disciplinary action. Employees of outsourced functions are also required to comply with the principles of the code.

Staff with access to confidential financial information are prohibited from disclosing this to outsiders and from trading in Edcon shares during the closed periods after the year end and half year end, until the final or interim results are published. The provisions of the insider trading legislation are disclosed to staff from time to time.

All Edcon employees are required to adhere to a comprehensive internet and electronic mail policy. This disallows any activities that may bring the Group into disrepute. Firm action has been taken against associates who fail to honour this policy.

Environmental and Occupational Health and Safety

The Directors acknowledge their responsibility to all Edcon employees and the public for compliance with occupational safety and environmental health standards. Audits testing for compliance with the Occupational Health and Safety Act are conducted on a regular basis. Activities of our stores, factories and our suppliers are reviewed regularly to ensure that they are complying with all relevant legislation and are not polluting the environment in any respect.

Corporate Social Investment

Edcon contributes to the social upliftment of the communities in which it operates.

Edcon recognises its responsibility to the state and community to pay all applicable taxes and duties.

The Group has a comprehensive HIV/AIDS Policy in relation to staff and continually evaluates the current and prospective impact of HIV/AIDS on consumer spending.

Members of Board sub-committees as at 29 March 2003 were as follows:

		Meeting Attendance		
		1st	2nd	3rd
Audit Committee	W S MacFarlane* (Chairperson – May 2002) A J Aaron* P L Wilmot* (Chairperson – November 2002)	Yes Yes Yes	Yes Yes Yes	Yes Yes Yes
Remuneration Committee	A J Aaron* (Chairperson) Z B Ebrahim* W S MacFarlane*	Yes No Yes	Yes Yes Yes	
Customer Service Committee	S M Ross (Chairperson) T N Eboka* R L Scott	Yes Yes Not appointed	Yes Yes Yes	

* *Non-executive Director*

Other committees

Employment Equity Committee	Stephen Ross (Chairperson) **Employee representatives** Urin Ferndale, Mark Bower, Jon Spotts, Mike Buckle, Lucky Motsogi, Anand Maharaj, Maria Selepe, Audrey Smuts, Gideon Sithole, Hameed Rassool, Adriaan Boshoff **SACCAWU representatives** Maria Mokoe, Felix Dyomfana, Shalock Molefi, Aaron Tshabalala, Marcus Hofstander, Simphiwe Nikiwe, Lee Modiga, Esther Mashinini

Board attendance

Directors Name	May 2002	August 2002	November 2002	**February 2003**
WS MacFarlane	Yes	Yes	Yes	Yes
SM Ross	Yes	Yes	Yes	Yes
SR Binnie (appointed 27 March 2003)	N/A	N/A	N/A	In attendance
A v A Boshoff (appointed 15 August 2002)	N/A	In attendance	Yes	Yes
MR Bower	Yes	Yes	Yes	Yes
U Ferndale	Yes	Yes	Yes	Yes
JL Spotts	Yes	Yes	Yes	Yes
AJ Aaron	Yes	Yes	Yes	Yes
TN Eboka	Yes	Yes	Yes	Yes
ZB Ebrahim	No	Yes	Yes	Yes
JDMG Koolen	Yes	Yes	No	Yes
PL Wilmot	Yes	Yes	Yes	Yes

Please see the second item behind tab #2.

(3)

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

Revenue stamp or revenue franking machine impression R80

SPECIAL RESOLUTION

(Section 200)
(To be lodged in duplicate)

Registration No. of Company
1946/022751/06

Name of company EDGARS CONSOLIDATED STORES LIMITED

Date notice given to members .... Date resolution passed 17 JULY 2002

Special resolution passed in terms of section 85 (2), 85(3) of the Act/*paragraph .... of the memorandum/*article .... of the articles.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) attached/*not attached.

CONTENTS OF RESOLUTION

(Use reverse side if necessary)

Resolved:

AS SPECIAL RESOLUTION NUMBER 1 (SEE ATTACHED ANNEXURE "A")

Rubber stamp of company, if any or of secretaries.

Date Do Not Date -

Signature * [signature]
~~Director~~/Secretary/~~Manager~~

Name (in block capitals) David James Viviers
Group Secretary
p.p. Edgars Consolidated Stores Ltd.

* Delete whichever not applicable.

(To be completed by company)

Herewith copy of special resolution as registered.

Registration No. of Company
1946/022751/06

Name of company EDGARS CONSOLIDATED STORES LIMITED

Postal address TO BE COLLECTED - MOREMAX

Special resolution registered this day
Date stamp of Companies Registration Office
Registrar of Companies

ANNEXURE A

EDGARS CONSOLIDATED STORES LIMITED
(REGISTRATION NUMBER 1946/022751/06)
("the company")

SPECIAL RESOLUTION NUMBER 1

"Resolved that the company hereby approves, as a general approval contemplated in sections 85(2) and 85(3) and 89 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), the acquisition by the company or any of its subsidiaries from time to time of issued ordinary shares in the company, upon such terms and conditions and in such amounts as the directors of the company may from time to time determine, but subject to the articles of association of the company, the provisions of the Act and the Listings Requirements of the JSE Securities Exchange ("JSE") as presently constituted and which may be amended from time to time, and:

a. any such acquisition of ordinary shares shall be implemented on the open market on the JSE;

b. this general authority shall only be valid until the company's next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution;

c. a paid press announcement will be published as soon as the company has acquired ordinary shares constituting, on a cumulative basis, 3% (three percent) of the number of ordinary shares in issue prior to the acquisition pursuant to which the 3% (three percent) threshold is reached, which announcement shall contain full details of such acquisitions;

d. acquisitions of ordinary shares in the aggregate in any one financial year may not exceed 10% (ten percent) of the company's issued ordinary share capital from the date of the grant of this general authority;

e. in determining the price at which the company's ordinary shares are acquired by the company in terms of this general authority, the maximum premium at which such ordinary shares may be acquired will be 10% (ten percent) of the weighted average of the market price at which such ordinary shares are traded on the JSE, as determined over the 5 (five) business days immediately preceding the date of repurchase of such ordinary shares by the company."

"Reproduced under Government Printer's copyright Authority 9502 dated 3 October 1992"

CONTENTS OF REGISTER OF DIRECTORS, AUDITORS AND OFFICERS CM 29

04 JAN 29 AM 7:21

Companies Act, 1973, Sec. 216(2), 276, 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O. Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registration No.
of company

1946/022751/06

The Group Secretary
Edgars Consolidated Stores Limited
P O Box 100
CROWN MINES, 2025

Return of particulars as at 29/07/02

STATEMENT

I, DAVID JAMES VIVIERS
(Secretary)
state that, the written consent of the directors or officers whose names appear in this return have been obtained on duly completed form CM27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1)(b) of the husband of a woman appointed as a director has been obtained on a form CM27.

Signed [signature]

Date 29 JULY 2002

A. DIRECTORS

KEY TO PERSONAL PARTICULARS REQUIRED		PERSONAL PARTICULARS
1. SURNAME	:	MacFarlane
2. FULL FORENAMES	:	William Selwyn
3. FORMER SURNAME AND FORENAMES	:	
		YYMMDD
4. IDENTITY NUMBER OR, IF NOT AVAILABLE, DATE OF BIRTH	:	3507175034082
5. (a) DATE OF APPOINTMENT	:	25 March 1999
(b) DESIGNATION	:	DIRECTOR
6. RESIDENTIAL ADDRESS	:	11 Summerhaze Close, Morningside, Sandton
7. BUSINESS ADDRESS	:	11 Summerhaze Close, Morningside, Sandton
8. POSTAL ADDRESS	:	P O Box 78923, Sandton, 2146
9. NATIONALITY (If not South African)	:	South African
10. OCCUPATION	:	Chairman
11. RESIDENT IN REPUBLIC YES/NO	:	yes
12. NATURE OF CHANGE IN 1 TO 5 ABOVE AND DATE	:	NO CHANGE

Company Name

Edgars Consolidated Stores Limited

Registration No. of company 1946/022751/06

1.: Bower
2.: Mark Richard
3.:
4.: 5503195093008
5.: (a) 1 October 1990
(b) DIRECTOR
6.: 27 Chesham Rd Bryanston 2021
7.: Edgardale Press Ave Crown Mines 2025
8.: P O Box 100 Crown Mines 2025
9.:
10: Chief Executive : Group Services
11: yes
12: NO CHANGE

1.: Aaron
2.: Arthur Jacob
3.:
4.: 3204050721003
5.: (a) 14 April 1978
(b) DIRECTOR
6.: 24 Victoria Ave Melrose 2196
7.: 155 - 5th Street, Sandown, Sandton, 2196
8.: P O Box 927 Johannesburg 2000
9.:
10: Attorney
11: yes
12: NO CHANGE

1.: Ross
2.: Stephen Michael
3.:
4.: 0000000520222
5.: (a) 1 October 1998
(b) DIRECTOR
6.: 20 Redhill Road, Morningside, 2057
7.: Edgardale,Press Ave,Crown Mines,2025
8.: P O Box 100, Crown Mines, 2025
9.: American
10: Managing Director and CEO
11: yes
12: NO CHANGE

1.: Ferndale
2.: Urin
3.:
4.: 6501035147082
5.: (a) 12 August 1999
(b) DIRECTOR
6.: 4 Casa Diva, Buccleach, Gibson Drive
7.: Edgardale Press Avenue Crown Mines 2025
8.: P O Box 100 Crown Mines 2025
9.: South African
10: Group Human Resources Executive
11: yes
12: NO CHANGE

1.: Ebrahim
2.: Zohra Begum
3.:
4.: 6004210128084
5.: (a) 3 November 1999
(b) DIRECTOR
6.: 1 Sunningdale Road, Kenilworth, 7708
7.: 1st Flr,Riverside Cntr, Main Rd,Rndebsch,7700
8.: P O Box 786, Rondebosch, 7700
9.: South African
10: Executive Chairman : Inframax Holdings
11: yes
12: NO CHANGE

1.: Eboka
2.: Tina Noluthando Manchana
3.:
4.: 5905090825089
5.: (a) 3 November 1999
(b) DIRECTOR
6.: 10 Airlie Road, Bergvlei, 7945
7.: c/o CSIR, P O Box 320, STELLENBOSCH, 7599
8.: c/o CSIR, P O Box 320, STELLENBOSCH, 7599
9.: South African
10: Director of Companies
11: yes
12: NO CHANGE

1.: Van Aardt
2.: Kenneth Coenrad
3.:
4.: 6008025024081
5.: (a) 16 February 2001
(b) DIRECTOR
6.: 298 Jupiter St Waterkloof Ridge Pretoria 0181
7.: Edgardale Press Ave Crown Mines 2025
8.: P O Box 100 Crown Mines 2025
9.: South African
10: Group Financial Director

1.: Koolen
2.: Jacobus Dorotheus Maria
3.:
4.: 6008125705100
5.: (a) 17 May 2001
(b) DIRECTOR
6.: 37 St Johns Road, Houghton, JHB
7.: 83 Central Street, Houghton, JHB
8.: P O Box 784705, Sandton, 2146
9.: Netherlands
10: Consultant
11: yes

1.: Wilmot
2.: Peter Linford
3.:
4.: 4003135036085
5.: (a) 1 November 2001
(b) DIRECTOR
6.: 28 The Manor, 27 Centre Rd, Morningside
7.: Not applicable
8.: 28 The Manor,Box 76196,Wendywood, 2144
9.: South African
10: Director of Companies
11: yes
12: NO CHANGE

1.: Spotts
2.: Jon Lewis
3.:
4.: 6301160000000
5.: (a) 14 February 2002
(b) DIRECTOR
6.: 56 - 12th Avenue, Parktown North
7.: Edgardale Press Ave Crown Mines 2025
8.: P O Box 100 Crown Mines 2025
9.:
10: Chief Executive : Edgars Chain
11: yes
12: NO CHANGE

Company Name	Registration No of Company
Edgars Consolidated Stores Limited	1946/022751/06

8. AUDITOR

1. NAME : Ernst & Young
2. DATE OF APPOINTMENT : 19 October 1976
3. NATURE OF CHANGE IN 1 and 2 ABOVE AND DATE : NO CHANGE

CM29

Return of particulars of company's register of directors, auditors and officers

29 July 2002

The Group Secretary
Edgars Consolidated Stores Limited
P O Box 100
Crown Mines
2025

Date stamp of registration office

Company Name

Registration No. of Company

Edgars Consolidated Stores Limited

1946/022751/06

C. OFFICERS AND LOCAL MANAGERS

1. SURNAME : Viviers
2. FULL FORENAMES : David James
3. FORMER SURNAME AND FORENAMES :
4. IDENTITY NUMBER OR, IF NOT AVAILABLE, DATE OF BIRTH : YYMMDD 4710205110000
5. (a) DATE OF APPOINTMENT : 6 October 1998
   (b) DESIGNATION : SECRETARY
6. ADDRESS OF REGISTERED OFFICE, AND REGISTRATION NUMBER, IF OFFICER IS A CORPORATE BODY :
7. RESIDENTIAL ADDRESS : 8 Sandown Oaks 122 Linden Rd Sandown 2196
8. BUSINESS ADDRESS : Edgardale,Press Avenue,Crown Mines,2025
9. POSTAL ADDRESS : P O Box 100 Crown Mines 2025
10. NATIONALITY (IF NOT SOUTH AFRICAN) : South African
11. OCCUPATION : Group Secretary
12. RESIDENT IN REPUBLIC YES/NO : yes
13. NATURE OF CHANGE IN 1 TO 6 ABOVE AND DATE : NO CHANGE

1.:
2.:
3.:
4.:
5. (a)
   (b)
6.:
7.:
8.:
9.:
10.:
11.:
12.:
13.:

"Reproduced under Government Printer's copyright Authority 9507 dated 2 October 1974"

CONTENTS OF REGISTER OF DIRECTORS, AUDITORS AND OFFICERS CM 29

Companies Act, 1973, Sec. 216(2), 276, 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE.
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O. Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

04 JAN 29 7:21

Registration No.
of company

1946/022751/06

The Group Secretary
Edgars Consolidated Stores Limited
P O Box 100
CROWN MINES, 2025

Return of particulars as at 09/09/02

STATEMENT

I, DAVID JAMES VIVIERS
(Secretary)
state that, the written consent of the directors or officers whose names appear in this return have been obtained on duly completed form CM27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1)(b) of the husband of a woman appointed as a director has been obtained on a form CM27.

Signed ______________________

Date 10 SEPTEMBER 2002

A. DIRECTORS

KEY TO PERSONAL PARTICULARS REQUIRED — PERSONAL PARTICULARS

1.	SURNAME	: MacFarlane
2.	FULL FORENAMES	: William Selwyn
3.	FORMER SURNAME AND FORENAMES	:
		YYMMDD
4.	IDENTITY NUMBER OR, IF NOT AVAILABLE, DATE OF BIRTH	: 3507175034082
5.	(a) DATE OF APPOINTMENT	: 25 March 1999
	(b) DESIGNATION	: DIRECTOR
6.	RESIDENTIAL ADDRESS	: 11 Summerhaze Close, Morningside, Sandton
7.	BUSINESS ADDRESS	: 11 Summerhaze Close, Morningside, Sandton
8.	POSTAL ADDRESS	: P O Box 78923, Sandton, 2146
9.	NATIONALITY (If not South African)	: South African
10.	OCCUPATION	: Chairman
11.	RESIDENT IN REPUBLIC YES/NO	: yes
12.	NATURE OF CHANGE IN 1 TO 5 ABOVE AND DATE	: NO CHANGE

Company Name

Edgars Consolidated Stores Limited

Registration No. of company

1946/022751/06

1.: Bower
2.: Mark Richard
3.:
4.: 5503195093008
5.: (a) 1 October 1990
(b) DIRECTOR
6.: 27 Chesham Rd Bryanston 2021
7.: Edgardale Press Ave Crown Mines 2025
8.: P O Box 100 Crown Mines 2025
9.:
10: Chief Executive : Group Services
11: yes
12: NO CHANGE

1.: Aaron
2.: Arthur Jacob
3.:
4.: 3204050721003
5.: (a) 14 April 1978
(b) DIRECTOR
6.: 24 Victoria Ave Melrose 2196
7.: 155 - 5th Street, Sandown, Sandton, 2196
8.: P O Box 927 Johannesburg 2000
9.:
10: Attorney
11: yes
12: NO CHANGE

1.: Ross
2.: Stephen Michael
3.:
4.: 0000000520222
5.: (a) 1 October 1998
(b) DIRECTOR
6.: 20 Redhill Road, Morningside, 2057
7.: Edgardale,Press Ave,Crown Mines,2025
8.: P O Box 100, Crown Mines, 2025
9.: American
10: Managing Director and CEO
11: yes
12: NO CHANGE

1.: Ferndale
2.: Urin
3.:
4.: 6501035147082
5.: (a) 12 August 1999
(b) DIRECTOR
6.: 4 Casa Diva, Buccleach, Gibson Drive
7.: Edgardale Press Avenue Crown Mines 2025
8.: P O Box 100 Crown Mines 2025
9.: South African
10: Group Human Resources Executive
11: yes
12: NO CHANGE

1.: Ebrahim
2.: Zohra Begum
3.:
4.: 6004210128084
5.: (a) 3 November 1999
(b) DIRECTOR
6.: 1 Sunningdale Road, Kenilworth, 7708
7.: 1st Flr,Riverside Cntr, Main Rd,Rndebsch,7700
8.: P O Box 786, Rondebosch, 7700
9.: South African
10: Executive Chairman : Inframax Holdings
11: yes
12: NO CHANGE

1.: Eboka
2.: Tina Noluthando Manchana
3.:
4.: 5905090825089
5.: (a) 3 November 1999
(b) DIRECTOR
6.: 10 Airlie Road, Bergvlei, 7945
7.: c/o CSIR, P O Box 320, STELLENBOSCH, 7599
8.: c/o CSIR, P O Box 320, STELLENBOSCH, 7599
9.: South African
10: Director of Companies
11: yes
12: NO CHANGE

1.: Koolen
2.: Jacobus Dorotheus Maria
3.:
4.: 6008125705100
5.: (a) 17 May 2001
(b) DIRECTOR
6.: 37 St Johns Road, Houghton, JHB
7.: 83 Central Street, Houghton, JHB
8.: P O Box 784705, Sandton, 2146
9.: Netherlands
10: Consultant

1.: Wilmot
2.: Peter Linford
3.:
4.: 4003135036085
5.: (a) 1 November 2001
(b) DIRECTOR
6.: 28 The Manor, 27 Centre Rd, Morningside
7.: Not applicable
8.: 28 The Manor,Box 76196,Wendywood, 2144
9.: South African
10: Director of Companies

1.: Spotts
2.: Jon Lewis
3.:
4.: 6301160000000
5.: (a) 14 February 2002
(b) DIRECTOR
6.: 56 - 12th Avenue, Parktown North
7.: Edgardale Press Ave Crown Mines 2025
8.: P O Box 100 Crown Mines 2025
9.:
10: Chief Executive : Edgars Chain
11: yes
12: NO CHANGE

1.: Boshoff
2.: Adriaan van Aswegan
3.:
4.: 5201055022007
5.: (a) 15 August 2002
(b) DIRECTOR
6.: 77 Cuckoos Nest, Featherbrooke Estate
7.: Edgardale, Press Avenue, Crown Mines, 2025
8.: P O Box 100, Crown Mines, 2025
9.:
10: Chief Executive : United Retail Limited
11: yes
12: APPOINTED with effect from 15/08/02

Company Name

Edgars Consolidated Stores Limited

Registration No of Company

1946/022751/06

---

3. AUDITOR

1. NAME : Ernst & Young
2. DATE OF APPOINTMENT : 19 October 1976
3. NATURE OF CHANGE IN 1 and 2 ABOVE AND DATE : NO CHANGE

CM29

Return of particulars of company's register of directors, auditors and officers

9 September 2002

The Group Secretary
Edgars Consolidated Stores Limited
P O Box 100
Crown Mines
2025

Date stamp of registration office

Company Name	Registration No. of Company
Edgars Consolidated Stores Limited	1946/022751/06

C. **OFFICERS AND LOCAL MANAGERS**

1. SURNAME : Viviers
2. FULL FORENAMES : David James
3. FORMER SURNAME AND FORENAMES :
4. IDENTITY NUMBER OR, IF NOT AVAILABLE, DATE OF BIRTH : YYMMDD 4710205110000
5. (a) DATE OF APPOINTMENT : 6 October 1998
   (b) DESIGNATION : SECRETARY
6. ADDRESS OF REGISTERED OFFICE, AND REGISTRATION NUMBER, IF OFFICER IS A CORPORATE BODY :
7. RESIDENTIAL ADDRESS : 8 Sandown Oaks 122 Linden Rd Sandown 2196
8. BUSINESS ADDRESS : Edgardale,Press Avenue,Crown Mines,2025
9. POSTAL ADDRESS : P O Box 100 Crown Mines 2025
10. NATIONALITY (IF NOT SOUTH AFRICAN) : South African
11. OCCUPATION : Group Secretary
12. RESIDENT IN REPUBLIC YES/NO : yes
13. NATURE OF CHANGE IN 1 TO 6 ABOVE AND DATE : NO CHANGE

1.:
2.:
3.:
4.:
5. (a)
   (b)
6.:
7.:
9.:
10.:
11.:
12.:
13.:

Patent, Trade Mark and Copyright Attorneys
Attorneys, Notaries and Conveyancers

Adams & Adams

Pretoria Office
Adams & Adams Place 1140 Prospect Street Hatfield Pretoria
Correspondence: PO Box 1014 Pretoria 0001 South Africa
Docex: 81 Pretoria
Telephone National (012) 481 1500
Telephone International +27 12 481 1500
Fax National (012) 362 6440
Fax International +27 12 362 6440
e-mail: mail@adamsadams.co.za
URL: http://www.adamsadams.co.za

FAX

235

To: Fax No: (011) 837 5019

From: Fax No: (Nat) (012) 362 6440
(Int) +27 12 362 6440

Tel No: (Nat) (012) 481 1500
(Int) +27 12 481 1500

Transmission details: Page(s): 1
(including this page)

Our reference N150/2002/AP/ab

Your reference

Date 17 September 2002

This message contains information which is confidential and/or legally privileged. It is intended for the addressee only. If you are not the addressee and you have received this facsimile in error, you may not read, use, disseminate, distribute or copy its information. Please notify us immediately and we shall arrange for the return thereof to us at our own cost.

53736

Edcon
CROWN MINES

ATTENTION: MS Y.M. DEMBSKEY

Dear Ms Dembskey

STATUTORY RETURNS

1. I refer to Annerie's telephone discussion with you on 16 September 2002.

2. I confirm having checked and lodged the CM34 documents, on 16 September 2002, at the Companies Office.

3. I also confirm that you advised me that 'The Edgars Foundation' is a registered trust and therefore it is not required to lodge annual financial statements of the above trust at the Registrar of Companies.

4. I will return the original annual financial statements of 'The Edgars Foundation' to you with the confirmation copy of this fax.

5. My further report will follow in approximately one months time.

Yours sincerely
ADAMS & ADAMS

IKE PAPAGEORGE

Pretoria, Johannesburg, Cape Town & Durban South Africa
Partners Charles Stewart John Home Brett Oldridge Adrian Schwalzer Dennis Dold Grant Hobbs David Sheppard Alan Lewis Alan Smith John Williams Stephan Ferreira Martin Rotteveel Chris Job Eugene Eybers Gavin Kotze Esme du Plessis Mike Possmann Tony Seymour Johan von Wielligh Duncan Taylor Geraldine Erlank Ike Papageorge Howard Rogers Jan Stander Dario Tanziani Johan du Preez Colin MacKenzie Nelle Hickman Marlene Viljoen Craig Forbes Patrick Holloway Craig Kahn Charné le Roux Samantha Copeling Gérard du Plessis Marilyn Krige Phil Pla-Pillans Louis van der Walt Suzaan Laing Simon Brown Gregor Wolter Russell Bagnall Andrew Clark Joseph Goedhals Blain de Villiers Megan Moeroek David Scheepers Colin Truter Tshepo Shabangu
[illegible]

Form CM 34

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

LODGEMENT OF FINANCIAL STATEMENTS/INTERIM REPORTS

[Sections 302 (4) (*a*), 302 (4) (*b*), 306, 329 (2), (3) and (5)]
(To be lodged when company sends notice to members)

Registration No. of Company
1946/022751/06

Name of holding company EDGARS CONSOLIDATED STORES LIMITED

*Names of subsidiaries (if any)	Registration No.
CUTHBERTS BOPHUTHATSWANA (PTY) LTD	85/0324
DALE RETAIL PROPERTY SERVICES (PTY) LTD	1960/003222/07
GOOSE BAY TRADING (PTY) LTD	1991/006953/07
EDCON SOURCING (PTY) LTD	1994/007569/07
PEOPLE STORES (BOPHUTHATSWANA (PTY) LTD	80/0133
RZZ PROPERTIES (PTY) LTD	1990/005720/07
SHOECORP SHOE STORES (PTY) LTD	1931/003645/07
UPC RETAIL SERVICES (PTY) LTD	1943/016212/07

The following documents are lodged herewith:

†Annual financial statements/†group annual financial statements in terms of section 302 (4) (*a*)/†329 (3)/†329 (5) of the Act for the financial year ended 31 MARCH 2002

†Annual financial statements in terms of section 302 (4) (*b*) of the Act for the financial year ended 31 MARCH 2002

~~†Interim report in terms of section 306/†329 (2) of the Act for the half year ended~~

~~†Provisional annual financial statements in terms of section 306 of the Act for the financial year ended~~

Rubber stamp of company, if any, or of secretaries.

Edcon
Edgars Consolidated Stores Limited
Reg No 1946/022751/06

*N.B.—Complete if annual financial statements in respect of subsidiaries are lodged.

†Delete whichever is not applicable.

(Perforated) (To be completed by company)

Lodgement of/†annual financial statements/†group annual financial statements and †annual financial statements of subsidiaries/~~†provisional annual financial statements/†interim report for financial year/†half year ended~~ 31 MARCH 2002

Name of company EDGARS CONSOLIDATED STORES LIMITED
C/O THE GROUP SECRETARY, P.O. BOX 100, CROWN MINES, 2025

Received
Registrar of Companies
Date stamp of Companies Registration Office

04 JAN 23 7:21

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

30 September 2002
REF: NM/mr/7372

The Company Secretary
Edgars Consolidated Stores Limited
P O Box 200
CROWN MINES
2025

Dear Sir

SHARE BUY-BACK : PARTIAL WITHDRAWAL OF LISTING

We acknowledge receipt of your letter dated 17 September 2002 and in reply wish to advise that the listing of 638 369 ordinary shares of 10 cents each, will be withdrawn at the close of business on Monday, 30 September 2002, in terms of the company's share buy-back.

Our records reflect the authorised ordinary share capital of your company as R7 200 000-00 and will be amended to show the listed ordinary share capital as R5 680 623-10 divided into 56 806 231 ordinary shares of 10 cents each.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Cazenove South Africa (Pty) Limited
Attention : Robyn Kruger

17 September 2002

The Director – Listings Division
The JSE Securities Exchange South Africa
Gwen Lane
Sandton
2196

Attention : Mr John Burke

Dear Sir

APPLICATION FOR THE DE-LISTING OF 638 369 FULLY PAID ORDINARY SHARES OF 10 CENTS EACH IN EDGARS CONSOLIDATED STORES LIMITED ("THE COMPANY")

We wish to advise that 638 369 fully paid ordinary shares of 10 cents each in the Company have been re-purchased in terms of a general authority, given to the directors by the shareholders at the Company's Annual General Meeting held on 19 July 2002 to acquire ordinary shares in the Company not exceeding 10% in aggregate of the Company's issued ordinary share capital in any one financial year.

The above shares were purchased on the open market at an average price of R39.48 over the period 1 August 2002 to 29 August 2002, both dates inclusive, as indicated in the attached schedule.

The Company's ordinary share capital should now be recorded in your records as follows:

Authorised Share Capital

72 000 000 ordinary shares of 10 cents each	R7 200 000,00

Issued Share Capital before the buy-back

57 444 600 ordinary shares of 10 cents each	R5 744 460,00

Issued Share Capital after the De-listing of 638 369 ordinary shares of 10 cents each

56 806 231 ordinary shares of 10 cents each	R5 680 623,10

Our transfer secretaries, Computershare Investor Services (Pty) Ltd have been instructed to cancel the 638 369 shares which then revert to the status of authorised share capital.

Yours faithfully
EDGARS CONSOLIDATED STORES LIMITED

M R Bower
Chief Executive : Group Services

D J Viviers
Group Secretary

Cazenove South Africa (Pty) Ltd

Sponsor

REPUBLIEK VAN SUID-AFRIKA - REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET - COMPANIES ACT, 1973

Vorm
Form CM 14A

OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS

RETURN OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

(Artikels/Sections 85, 87, 90)

Registrasienommer van Maatskappy
Registration Number of Company
1946/022751/06

Naam van Maatskappy
Name of Company EDGARS CONSOLIDATED STORES LIMITED

Acquisition/payment date:
Verkrygings/betalingsdatum 1 - 29 August 2002

1. Gemagtigde kapitaal van maatskappy – Authorised capital of company:

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Gemagtigde kapitaal Authorised capital R
72 000 000	ORDINARY	0,10	7 200 000,00
72 000 000		Totaal Total	7 200 000,00

NO PAR VALUE	
Getal aandele Number of shares	Klas van aandele Class of shares

Moet deur die Maatskappy ingevul word – To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer
Acknowledgement of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy
Name of Company EDGARS CONSOLIDATED STORES LIMITED

Posadres
Postal address MOREMAX TO COLLECT

Datum van ontvangs deur Registrateur van Maatskappye *Date of receipt by Registrar of Companies*
Datumstempel van Registrasiekantoor vir Maatskappye *Date stamp of Companies Registration Office*
Registrateur van Maatskappye *Registrar of Companies*

2. Uitgereikte kapitaal van maatskappy soos die opgawe van toewysings gedateer 29 August 2000 aangetoon
Issued capital of company as shown on the return of allotments dated

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
57 444 600	ORDINARY	0,10	5 744 460,00
57 444 600		Totaal Total	5 744 460,00

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
		Totaal Total	

Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon:
Summary of total issued capital as shown on the return of allotments:

Bedrag van uitgereikte opbetaalde kapitaal – Amount of issued paid-up capital	R 5 744 460,00
Verklaarde kapitaal – Stated capital	R 0,00
Premierekening – Premium account	R 587 498 828,32
Totale uitgereikte kapitaal – Total issued capital	R 593 243 288,32

3. Besonderhede van betalings wat nie in Deel 4 aangetoon is nie.
Particulars of payments not indicated in Part 4. PAYMENTS TO SHAREHOLDERS OF R25 200 333,80 OUT OF PREMIUM ACCOUNT, BEING R39,47612399 PER SHARE ON 638 369 ORDINARY SHARES.

4. Besonderhede van verkryging van eie aandele deur die maatskappy uitgereik/betalings aan aandeelhouers.
Particulars of acquisition of own shares issued by the company/payments to shareholders.

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
638 369	ORDINARY	0.10	63 836.90
639 369		Totaal Total	63 836.90

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
		Totaal Total	

5. Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe/Issued capital of company at date of this return:

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
56 806 231	ORDINARY	0.10	5 680 623.10
56 806 231		Totaal Total	5 680 623.10

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
		Totaal Total	

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:
Summary of issued capital as at the date of this return:

Bedrag van uitgereikte opbetaalde kapitaal – Amount of issued paid-up capital	R 5 680 623,10
Verklaarde kapitaal – Stated capital	R 0,00
Premierekening – Premium account	R 562 298 494,52
Totale uitgereikte kapitaal – Total issued capital	R 567 979 117,62

Korrek gesertifiseer
Certified correct
Handtekening

David James Viviers
Group Secretary

EDGARS CONSOLIDATED STORES LIMITED ("EDCON") SHARE BUY-BACK

1 AUGUST 2002 TO 29 AUGUST 2002

EDCON ORDINARY SHARES

TRADE DATE	NO OF SHARES	PURCHASE PRICE (CENTS PER SHARE)	COST OF SHARES	BROKERAGE @ .25%	STRATE SETTLEMENT COSTS	INSIDER TRADING LEVY	VAT	SECURITIES TAX @ .25%	TOTAL COST TO COMPANY
01-Aug-02	60000	3950.00	2370000.00	5925.00	50.00	16.59	838.82	5925.00	2382755.41
02-Aug-02	29301	3949.66	1157289.88	2893.23	50.00	8.10	413.19	2893.23	1163547.63
05-Aug-02	3605	3950.00	142397.50	356.00	10.00	1.00	51.38	356.00	143171.88
06-Aug-02	82570	3948.99	3260681.04	8151.71	50.00	22.83	1151.44	8151.71	3278208.73
08-Aug-02	18504	3950.00	730908.00	1827.27	36.55	5.12	261.65	1827.27	734865.86
13-Aug-02	25121	3992.04	1002840.37	2507.11	50.00	7.02	358.98	2507.11	1008270.59
14-Aug-02	6500	3977.69	258549.85	646.38	12.93	1.81	92.56	646.38	259949.91
15-Aug-02	22994	3990.65	917610.06	2294.03	45.89	6.43	328.49	2294.03	922578.93
16-Aug-02	27606	3989.96	1101468.36	2753.68	50.00	7.72	393.60	2753.68	1107427.04
19-Aug-02	29259	3971.52	1162027.04	2905.07	50.00	8.14	414.85	2905.07	1168310.17
20-Aug-02	71000	3934.93	2793800.30	6984.51	50.00	19.56	987.57	6984.51	2808826.45
21-Aug-02	44647	3942.29	1760114.22	4400.30	50.00	12.33	624.77	4400.29	1769601.90
22-Aug-02	11578	3910.00	452699.80	1131.75	22.64	3.17	162.06	1131.75	455151.17
23-Aug-02	49775	3885.43	1933972.78	4834.94	50.00	13.54	685.79	4834.94	1944391.99
27-Aug-02	35400	3939.61	1394621.94	3486.56	50.00	9.76	496.49	3486.56	1402151.32
28-Aug-02	41408	3964.04	1641429.68	4103.58	50.00	11.49	583.11	4103.57	1650281.44
29-Aug-02	79101	4024.93	3183759.88	7959.40	50.00	22.29	1124.44	7959.41	3200875.41
Weighted Average price of shares purchased					39.58				
TOTALS	638369		25264170.70	63160.53	728.01	176.90	8969.16	63160.53	25400365.82

Updated by : Yvette Dembskey on 05-Sep-02

04 JAN 20 PM 7:21

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

03 October 2002
REF: NM/mr/7401

The Company Secretary
Edgars Consolidated Stores Limited
P O Box 200
CROWN MINES
2025

Dear Sir

SHARE BUY-BACK : PARTIAL WITHDRAWAL OF LISTING

We acknowledge receipt of your letter dated 27 September 2002 and in reply wish to advise that the listing of 352 191 ordinary shares of 10 cents each, will be withdrawn at the close of business on Thursday, 3 October 2002, in terms of the company's share buy-back.

Our records reflect the authorised ordinary share capital of your company as R7 200 000-00 and will be amended to show the listed ordinary share capital as R5 645 404-00 divided into 56 454 040 ordinary shares of 10 cents each.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. Cazenove South Africa (Pty) Limited
Attention : Robyn Smith

27 September 2002

Computershare Investor Services Limited
11 Diagonal Street
JOHANNESBURG
2001

ATTENTION : MRS M FOURIE

Dear Sirs

CANCELLATION OF 352 191 ORDINARY SHARES OF 10 CENTS EACH IN EDGARS CONSOLIDATED STORES LIMITED ("Edcon")

Please arrange to cancel 352 191 fully paid ordinary shares of 10 cents each in the Company's issued capital. These shares have been re-purchased in terms of a general authority, given to the directors by the shareholders at the Company's Annual General Meeting held on 19 July 2002 to acquire ordinary shares in the Company not exceeding 10% in aggregate of the Company's issued ordinary share capital in any one financial year.

The above shares were purchased on the open market at an average price of R40.97 over the period 2 September to 12 September 2002, both dates inclusive, and are held in our own name in the Computershare CSDP account. The Investor account number is 504031514.

The Company's ordinary share capital should now be recorded in your records as follows:

Authorised Share Capital

72 000 000 ordinary shares of 10 cents each	R7 200 000,00
Issued Share Capital before the buy-back	
56 806 231 ordinary shares of 10 cents each	R5 680 623,10
Issued Share Capital after the De-listing of 352 191 ordinary shares of 10 cents each	
56 454 040 ordinary shares of 10 cents each	R5 645 404,00

The 352 191 shares are to then be reverted to the status of authorised share capital.

Yours faithfully
EDGARS STORES LIMITED

D J VIVIERS
GROUP SECRETARY

1 October 2002

Cazenove South Africa (Pty) Ltd
1st Floor
Moorgate
Dunkeld Park
6 North Road
Dunkeld West

Attention : Mr Robyn Kruger

Dear Robyn

APPLICATION FOR THE DE-LISTING OF 352 191 FULLY PAID ORDINARY SHARES OF 10 CENTS EACH IN EDGARS CONSOLIDATED STORES LIMITED

Enclosed please find our application for signature by yourselves and submission to the JSE on our behalf.

Yours sincerely
EDGARS CONSOLIDATED STORES LIMITED

YVETTE DEMBSKEY
GROUP SECRETARIAL ASSISTANT

27 September 2002

The Director – Listings Division
The JSE Securities Exchange South Africa
Gwen Lane
Sandton
2196

Attention : Mr John Burke

Dear Sir

APPLICATION FOR THE DE-LISTING OF 352 191 FULLY PAID ORDINARY SHARES OF 10 CENTS EACH IN EDGARS CONSOLIDATED STORES LIMITED ("THE COMPANY")

We wish to advise that 352 191 fully paid ordinary shares of 10 cents each in the Company have been re-purchased in terms of a general authority, given to the directors by the shareholders at the Company's Annual General Meeting held on 19 July 2002 to acquire ordinary shares in the Company not exceeding 10% in aggregate of the Company's issued ordinary share capital in any one financial year.

The above shares were purchased on the open market at an average price of R40.97 over the period 2 September 2002 to 12 September 2002, both dates inclusive, as indicated in the attached schedule.

The Company's ordinary share capital should now be recorded in your records as follows:

Authorised Share Capital

72 000 000 ordinary shares of 10 cents each	R7 200 000,00

Issued Share Capital before the buy-back

56 806 231 ordinary shares of 10 cents each	R5 680 623,10

Issued Share Capital after the De-listing of 352 191 ordinary shares of 10 cents each

56 454 040 ordinary shares of 10 cents each	R5 645 404,00

Our transfer secretaries, Computershare Investor Services (Pty) Ltd have been instructed to cancel the 352 191 shares which then revert to the status of authorised share capital.

Yours faithfully
EDGARS CONSOLIDATED STORES LIMITED

M R Bower
Chief Executive : Group Services

D J Viviers
Group Secretary

Cazenove South Africa (Pty) Ltd

EDGARS CONSOLIDATED STORES LIMITED ("EDCON") SHARE BUY-BACK

2 SEPTEMBER 2002 TO 12 SEPTEMBER 2002

EDCON ORDINARY SHARES

TRADE DATE	NO OF SHARES	PURCHASE PRICE (CENTS PER SHARE)	COST OF SHARES	BROKERAGE @ .25%	STRATE SETTLEMENT COSTS	INSIDER TRADING LEVY	VAT	SECURITIES TAX @ .25%	TOTAL COST TO COMPANY
02-Sep-02	10000	4024.15	402415.00	1006.04	20.13	2.82	144.06	1006.05	404594.09
03-Sep-02	18468	4025.00	743337.00	1858.35	37.17	5.20	266.10	1858.35	747362.18
04-Sep-02	4100	4025.00	165025.00	412.57	10.00	1.16	59.32	412.57	165920.62
05-Sep-02	84432	4082.46	3446902.63	8617.26	50.00	24.13	1216.79	8617.26	3465428.07
06-Sep-02	53000	4080.00	2162400.00	5406.00	50.00	15.14	765.96	5406.00	2174043.10
09-Sep-02	10000	4080.00	408000.00	1020.00	20.40	2.87	146.06	1020.00	410209.32
10-Sep-02	37750	4080.00	1540200.00	3850.50	50.00	10.79	547.58	3850.50	1548509.37
11-Sep-02	65341	4148.43	2710625.65	6776.57	50.00	18.97	958.38	6776.57	2725206.15
12-Sep-02	69100	4125.72	2850872.52	7127.19	50.00	19.96	1007.60	7127.19	2866204.46
TOTALS	352191		14429777.80	36074.48	337.70	101.03	5111.85	36074.49	14507477.36

Updated by : Yvette Dembskey on 19-Sep-02

1 October 2002

Messrs Werksmans
155 – 5th Street
SANDOWN
Sandton
2196

Attention : Mrs Margi Pinto

Dear Margi

CM14A - EDGARS CONSOLIDATED STORES LIMITED

I enclose a signed form CM14A with the request that you kindly insert the date and lodge with the Registrar on our behalf.

Many thanks for your assistance in this regard.

Yours sincerely
EDGARS CONSOLIDATED STORES LIMITED

YVETTE DEMBSKEY
GROUP SECRETARIAL ASSISTANT

REPUBLIEK VAN SUID-AFRIKA - REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET - COMPANIES ACT, 1973

Vorm
Form CM 14A

OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS

RETURN OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

(Artikels/Sections 85, 87, 90)

Registrasienommer van Maatskappy
Registration Number of Company
1946/022751/06

Naam van Maatskappy
Name of Company EDGARS CONSOLIDATED STORES LIMITED

Acquisition payment date
Verkrygings/betalingsdatum 2 – 12 September 2002

1. Gemagtigde kapitaal van maatskappy – Authorised capital of company:

PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Gemagtigde kapitaal Authorised capital R
72 000 000	ORDINARY	0,10	7 200 000,00
72 000 000		Totaal Total	7 200 000,00

NO PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares

Moet deur die Maatskappy ingevul word – To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer
Acknowledgement of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy
Name of Company EDGARS CONSOLIDATED STORES LIMITED

Datum van ontvangs deur Registrateur van Maatskappye

Date of receipt by Registrar of Companies

Datumstempel van Registrasiekantoor vir Maatskappye

Date stamp of Companies Registration Office

Registrateur van Maatskappye

ORDINARY TO COLLECT

2. Uitgereikte kapitaal van maatskappy soos die opgawe van toewysings gedateer .... aangetoon
Issued capital of company as shown on the return of allotments dated CM 14 A 1 – 29 August 2002

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
56 806 231	ORDINARY	0,10	5 680 623,10
56 806 231		Totaal Total	5 680 623,10

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
		Totaal Total	

Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon:
Summary of total issued capital as shown on the return of allotments:

Bedrag van uitgereikte opbetaalde kapitaal – Amount of issued paid-up capital	R 5 680 623,10
Verklaarde kapitaal – Stated capital	R 0,00
Premierekening – Premium account	R 562 298 494,52
Totale uitgereikte kapitaal -- Total issued capital	R 567 979 117,62

3. Besonderhede van betalings wat nie in Deel 4 aangetoon is nie.
Particulars of payments not indicated in Part 4. PAYMENTS TO SHAREHOLDERS OF R14 394 558,70 OUT OF PREMIUM ACCOUNT, BEING R40,87145355 PER SHARE ON 352 191 ORDINARY SHARES.

4. Besonderhede van verkryging van eie aandele deur die maatskappy uitgereik betalings aan aandeelhouers.
Particulars of acquisition of own shares issued by the company/payments to shareholders.

PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
352 191	ORDINARY	0.10	35 219.10
352 191		Totaal Total	35 219,10

NO PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
		Totaal Total	

5. Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe/Issued capital of company at date of this return:

PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
56 454 040	ORDINARY	0.10	5 645 404.00
56 454 040		Totaal Total	5 645 404.00

NO PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
		Totaal Total	

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:
Summary of issued capital as at the date of this return:

Bedrag van uitgereikte opbetaalde kapitaal – Amount of issued paid-up capital .... R 5 645 404,00

Verklaarde kapitaal – Stated capital .... R 0,00

Premierekening – Premium account .... R 547 903 935,82

Totale uitgereikte kapitaal – Total issued capital .... R 553 549 339,82

Korrek gesertifiseer
Certified correct
Handtekening
Signature ____________

Datum

TELEFAX COVER SHEET

WERKSMANS
ATTORNEYS

04 JAN 29 PM 7:21

WERKSMANS INC. REG. NO. 1990/007215/21

PRIVATE BAG 10015 SANDTON 2146 RSA
155 5TH STREET SANDOWN SANDTON 2196

TELEPHONE (27)(11) 535 8000
TELEFAX (27)(11) 535 8600
DOCEX 111 SANDTON

WRITER'S DIRECT PHONE
535 8129

INTERNET
http://www.werksmans.co.za

WRITER'S EMAIL ADDRESS
mpinto@werksmans.co.za

URGENT

YOUR REFERENCE: Yvette Dembskey

OUR REFERENCE: Ms Margi Pinto/mp/EDGA7090.65/003923mp.doc

Date: 22 November 2002

ADDRESSEE'S NAME:	Yvette Dembskey
ADDRESSEE'S FIRM:	Edcon
ADDRESSEE'S LOCATION:	Johannesburg
ADDRESSEE'S FAX:	(011) 837-1833
MATTER:	SHARE BUY-BACKS - EDGARS CONSOLIDATED STORES LIMITED
DOCUMENTS ATTACHED:	Forms CM14A
NUMBER OF PAGES ATTACHED	Seven (including this cover sheet)

Confidentiality Note

This facsimile message contains information which is confidential and that may be subject to legal privilege. If you are not the intended recipient, you must not peruse, use, disseminate, distribute or copy this message. If you have received this message in error, please notify us immediately by facsimile or telephone (call us collect) and return the original message to us by mail. Thank you.

MESSAGE:

Dear Yvette

1 I attach copies of the amended Forms CM14A which were lodged with the Registrar of Companies on 14 November 2002 for registration purposes, as requested.

2 Please do not hesitate to call on me should you require any further assistance herein.

Kind regards

Margi Pinto

DIRECTORS CD STEIN (CHAIRMAN) AJ AARON JM BORTZ TK BORTZ LJ CIVIN AM COSTA A DA COSTA GW DRIVER WJ DU PLESSIS SR FISHER L FLEISER D GEWER GF GRIESSEL VW HARRISON D HERTZ VR HOSIOSKY BB HOTZ H JACOBS G JOHANNES LR JOHANNES DB KAHN BM KEW N KIRBY M LEVENBERG E LEVENSTEIN AA LIPSHITZ J LUTTIG L K MATISONN C MORAITIS NE NOBIN DL PENKIN F RODRIGUES JH SCHOLES ... STEIN ... TRUDGEON AK VAN AS M VAN DER MERWE JL VAN WYK CA VERSFELD BN WAKEFIELD DC WALKER

REPUBLIEK VAN SUID-AFRIKA - REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET - COMPANIES ACT, 1973

Vorm / Form CM 14A

OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS

RETURN OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

(Artikels/Sections 85, 87, 90)

Registrasienommer van Maatskappy
Registration Number of Company
1946/022751/06

Naam van Maatskappy / Name of Company: EDGARS CONSOLIDATED STORES LIMITED

Acquisition/payment date / Verkrygings/betalingsdatum: 2 – 12 September 2002

1. Gemagtigde kapitaal van maatskappy – Authorised capital of company:

PAR VALUE

Getal aandele / Number of shares	Klas van aandele / Class of shares	Nominale bedrag van elke aandeel / Nominal amount of each share R	Gemagtigde kapitaal / Authorised capital R
72 000 000	ORDINARY	0,10	7 200 000,00
150 000	RED. PREF.	2,00	300 000,00
72 150 000		Totaal / Total	7 500 000,00

NO PAR VALUE

Getal aandele / Number of shares	Klas van aandele / Class of shares

Moet deur die Maatskappy ingevul word – To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer
Acknowledgement of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy / Name of Company: EDGARS CONSOLIDATED STORES LIMITED

Datum van ontvangs deur Registrateur van Maatskappye   *Date of receipt by Registrar of Companies*
Datumstempel van Registrasiekantoor vir Maatskappye   *Date stamp of Companies Registration Office*
Registrateur van Maatskappye

2. Uitgereikte kapitaal van maatskappy soos die opgawe van toewysings gedateer ... aangetoon
Issued capital of company as shown on the return of allotments dated CM14A: 1 – 29 AUGUST 2002

PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
56 806 231	ORDINARY	0,10	5 680 623,10
150 000	RED. PREF.	2,00	300 000,00
56 956 231		Totaal Total	5 980 623,10

NO PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
		Totaal Total	

Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon:
Summary of total issued capital as shown on the return of allotments:

Bedrag van uitgereikte opbetaalde kapitaal – Amount of issued paid-up capital	R	5 980 623,10
Verklaarde kapitaal – Stated capital	R	0,00
Premierekening – Premium account	R	562 289 229,82
Totale uitgereikte kapitaal – Total issued capital	R	568 269 852,92

3. Besonderhede van betalings wat nie in Deel 4 aangetoon is nie.
Particulars of payments not indicated in Part 4. PAYMENTS TO SHAREHOLDERS OF R14 394 558,70 OUT OF PREMIUM ACCOUNT, BEING R40,87145355 PER SHARE ON 352 191 ORDINARY SHARES.

4. Besonderhede van verkryging van eie aandele deur die maatskappy uitgereik/betalings aan aandeelhouers.
Particulars of acquisition of own shares issued by the company/payments to shareholders.

PAR VALUE

Getal aandele / Number of shares	Klas van aandele / Class of shares	Nominale bedrag van elke aandeel / Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal / Amount of issued paid-up capital R
352 191	ORDINARY	0.10	35 219.10
352 191		Totaal / Total	35 219.10

NO PAR VALUE

Getal aandele / Number of shares	Klas van aandele / Class of shares	Uitreikings prys per aandeel / Issue price per share R	Verklaarde kapitaal / Stated capital R
		Totaal / Total	

5. Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe/Issued capital of company at date of this return:

PAR VALUE

Getal aandele / Number of shares	Klas van aandele / Class of shares	Nominale bedrag van elke aandeel / Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal / Amount of issued paid-up capital R
56 454 040	ORDINARY	0.10	5 645 404.00
150 000	RED. PREF.	2,00	300 000,00
56 604 040			5 945 404,00
~~56 454 040~~		Totaal / Total	~~5 645 404.00~~

NO PAR VALUE

Getal aandele / Number of shares	Klas van aandele / Class of shares	Uitreikings prys per aandeel / Issue price per share R	Verklaarde kapitaal / Stated capital R
		Totaal / Total	

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:
Summary of issued capital as at the date of this return:

Bedrag van uitgereikte opbetaalde kapitaal – Amount of issued paid-up capital	5 945 404,00	R ~~5 645 404,00~~
Verklaarde kapitaal – Stated capital	0,00	R 0,00
Premierekening – Premium account	547 894 671,12	R ~~547 903 935,82~~
Totale uitgereikte kapitaal – Total issued capital	553 840 075,12	R ~~553 549 339,82~~

Korrek gesertifiseer
Certified correct

Datum / Date: 3 OCTOBER 2002

Handtekening / Signature: [signature]

REPUBLIEK VAN SUID-AFRIKA - REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET - COMPANIES ACT, 1973

Vorm / Form CM 14A

OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS

RETURN OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

(Artikels/Sections 85, 87, 90)

Registrasienommer van Maatskappy
Registration Number of Company
1946/022751/06

Naam van Maatskappy
Name of Company EDGARS CONSOLIDATED STORES LIMITED

Acquisition/payment date:
Verkrygings/betalingsdatum 1 - 29 August 2002

1. Gemagtigde kapitaal van maatskappy – Authorised capital of company:

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Gemagtigde kapitaal Authorised capital R
72 000 000	ORDINARY	0,10	7 200 000,00
150 000	RED. PREF.	2,00	300 000,00
72 150 000		Totaal Total	7 500 000,00

NO PAR VALUE	
Getal aandele Number of shares	Klas van aandele Class of shares

Moet deur die Maatskappy ingevul word – To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer
Acknowledgement of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy
Name of Company EDGARS CONSOLIDATED STORES LIMITED

Datum van ontvangs deur Registrateur van Maatskappye

Date of receipt by Registrar of Companies

Datumstempel van Registrasiekantoor vir Maatskappye

Date stamp of Companies Registration Office

Registrateur van Maatskappye

2. Uitgereikte kapitaal van maatskappy soos die opgawe van toewysings gedateer 29 August 2000 aangetoon
Issued capital of company as shown on the return of allotments dated 29 August 2000

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
57 444 600	ORDINARY	0,10	5 744 460,00
150 000	RED. PREF.	2,00	300 000,00
57 594 600		Totaal Total	6 044 460,00

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
		Totaal Total	

Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon:
Summary of total issued capital as shown on the return of allotments:

Bedrag van uitgereikte opbetaalde kapitaal – Amount of issued paid-up capital	R 6 044 460,00
Verklaarde kapitaal – Stated capital	R 0,00
Premierekening – Premium account	R 587 489 563,62
Totale uitgereikte kapitaal – Total issued capital	R 593 534 023,62

3. Besonderhede van betalings wat nie in Deel 4 aangetoon is nie.
Particulars of payments not indicated in Part 4. PAYMENTS TO SHAREHOLDERS OF R25 200 333,80 OUT OF PREMIUM ACCOUNT, BEING R39,47612399 PER SHARE ON 638 369 ORDINARY SHARES.

4. Besonderhede van verkryging van eie aandele deur die maatskappy uitgereik/betalings aan aandeelhouers.
Particulars of acquisition of own shares issued by the company/payments to shareholders.

PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
638 369	ORDINARY	0.10	63 836.90
639 369		Totaal Total	63 836.90

NO PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
		Totaal Total	

5. Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe/Issued capital of company at date of this return:

PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
56 806 231	ORDINARY	0.10	5 680 623.10
150 000	RED. PREF.	2,00	300 000,00
56 956 231			5 980 623,10
~~56 806 231~~		Totaal Total	~~5 680 623.10~~

NO PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
		Totaal Total	

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:
Summary of issued capital as at the date of this return:

Bedrag van uitgereikte opbetaalde kapitaal – Amount of issued paid-up capital 5 980 623,10 R ~~5 680 623,10~~

Verklaarde kapitaal – Stated capital 0,00 R 0,00

Premierekening – Premium account 562 289 229,82 R ~~562 298 494,52~~

Totale uitgereikte kapitaal – Total issued capital 568 269 852,92 R ~~567 979 117,62~~

Datum
Date 3 OCTOBER 2002

Korrek gesertifiseer
Certified correct
Handtekening
Signature

David James Viviers
Group Secretary
o.b.o. Edgars Consolidated Stores Ltd

Rubberstempel van maatskappy, as daar is, of van sekretarisse

Direkteur/Bestuurder/Sekretaris – Director/Manager/Secretary

REPUBLIEK VAN SUID-AFRIKA - REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET - COMPANIES ACT, 1973

Vorm / Form CA [illegible]

OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS

RETURN OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

(Artikels/Sections 85, 87, 90)

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002 -12- 09
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrasienommer van Maatskappy
Registration Number of Company
1946/022751/06

Naam van Maatskappy / Name of Company: EDGARS CONSOLIDATED STORES LIMITED

Acquisition/payment date / Verkrygings/betalingsdatum: 19 - 29 November 2002

1. Gemagtigde kapitaal van maatskappy – Authorised capital of company:

PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Gemagtigde kapitaal Authorised capital R
72 000 000	ORDINARY	0,10	7 200 000,00
150 000	6% PREFERENCE	2,00	300 000,00
72 150 000		Totaal Total	7 500 000,00

NO PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares

Moet deur die Maatskappy ingevul word – To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer

Acknowledgement of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy / Name of Company: EDGARS CONSOLIDATED STORES LIMITED

Posadres / Postal address: MOREMAX TO COLLECT

"To be collected MOREMAX"

Datum van ontvangs deur Registrateur van Maatskappye

Date of receipt by Registrar of Companies

Datumstempel van Registrasiekantoor vir Maatskappye

Date stamp of Companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -02- [illegible]
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrateur van Maatskappye

Registrar of Companies

2. Uitgereikte kapitaal van maatskappy soos die opgawe van toewysings gedateer ... aangetoon.
Issued capital of company as shown on the return of allotments dated ... CM14A 2 – 12 SEPTEMBER 2002

PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
56 454 040	ORDINARY	0,10	5 645 404,00
150 000	6% PREFERENCE	2,00	300 000,00
566 040,00		Totaal Total	5 945 404,00

NO PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
		Totaal Total	

Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon:
Summary of total issued capital as shown on the return of allotments:

Bedrag van uitgereikte opbetaalde kapitaal – Amount of issued paid-up capital ... R 5 945 404,00

Verklaarde kapitaal – Stated capital ... R 0,00

Premierekening – Premium account ... R 547 894 671,12

Totale uitgereikte kapitaal – Total issued capital ... R 553 840 075,12

3. Besonderhede van betalings wat nie in Deel 4 aangetoon is nie.
Particulars of payments not indicated in Part 4. ... PAYMENTS TO SHAREHOLDERS OF R5 814 675,49 OUT OF PREMIUM ACCOUNT, BEING R49,2126842087 PER SHARE ON 118 154 ORDINARY SHARES.

4.3 Besonderhede van verk[illegible] aandele deur die maatskappy uitgereik/betalings aan lede [illegible]
Particulars of acquisition of own shares issued by the company/payments to shareholders

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
118 154	ORDINARY	0.10	11 815.40
118 154		Totaal Total	11 815,40

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
		Totaal Total	

5. Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe/Issued capital of company at date of this return:

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
56 335 886	ORDINARY	0.10	5 633 588.60
150 000	6% PREFERENCE	2.00	300 000.00
56 485 886		Totaal Total	5 933 588,60

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
		Totaal Total	

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:
Summary of issued capital as at the date of this return:

Bedrag van uitgereikte opbetaalde kapitaal – Amount of issued paid-up capital .... R 5 933 588,60

Verklaarde kapitaal – Stated capital .... R 0,00

Premierekening – Premium account .... R 542 079 995,63

Totale uitgereikte kapitaal – Total issued capital .... R 548 013 584,23

Korrek gesertifiseer
Certified correct

Datum
Date 2 DECEMBER 2002

Handtekening
Signature [signature]

04 JAN 29 AM 7:21

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

06 February 2003
REF: NM/mr/8204

The Company Secretary
Edgars Consolidated Stores Limited
P O Box 100
CROWN MINES
2025

Dear Sir

SHARE BUY-BACK : PARTIAL WITHDRAWAL OF LISTING

We acknowledge receipt of your letter dated 3 February 2003 and in reply wish to advise that the listing of 4 634 593 ordinary shares of 10 cents each, will be withdrawn at the close of business on Thursday, 6 February 2003, in terms of the company's share buy-back.

Our records reflect the authorised ordinary share capital of your company as R7 200 000-00 and will be amended to show the listed ordinary share capital as R5 170 014-00 divided into 51 700 140 ordinary shares of 10 cents each.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Cazenove South Africa (Pty) Limited
Attention : Gina Gibson

3 February 2003

The Director – Listings Division
The JSE Securities Exchange South Africa
Gwen Lane
Sandton
2196

Attention : Mr John Burke

Dear Sir

APPLICATION FOR THE DE-LISTING OF 4 634 593 FULLY PAID ORDINARY SHARES OF 10 CENTS EACH IN EDGARS CONSOLIDATED STORES LIMITED ("THE COMPANY")

We wish to advise that 4 634 593 fully paid ordinary shares of 10 cents each in the Company have been re-purchased in terms of a general authority, given to the directors by the shareholders at the Company's Annual General Meeting held on 19 July 2002 to acquire ordinary shares in the Company not exceeding 10% in aggregate of the Company's issued ordinary share capital in any one financial year.

The above shares were purchased on the open market at a average price of R58.91 during the period 13 to 28 January 2003, as indicated in the attached schedule.

The Company's ordinary share capital should now be recorded in your records as follows:

Authorised Share Capital

72 000 000 ordinary shares of 10 cents each	R7 200 000,00

Issued Share Capital before the buy-back

56 334 733 ordinary shares of 10 cents each	R5 633 473,30

Issued Share Capital after the De-listing of 4 634 593 ordinary shares of 10 cents each

51 700 140 ordinary shares of 10 cents each	R5 170 014,00

On receipt of your approval of this application our transfer secretaries, Computershare Investor Services (Pty) Ltd will be instructed to cancel the 4 634 593 shares, which then revert to the status of authorised share capital.

Yours faithfully
EDGARS CONSOLIDATED STORES LIMITED

M R Bower
Chief Executive : Group Services

D J Viviers
Group Secretary

Cazenove South Africa (Pty) Ltd

Sponsor

EDGARS CONSOLIDATED STORES LIMITED ("EDCON") SHARE BUY-BACK

13 JANUARY 2003 TO 28 JANUARY 2003

EDCON ORDINARY SHARES

TRADE DATE	NO OF SHARES	PURCHASE PRICE (CENTS PER SHARE)	COST OF SHARES	BROKERAGE @ .25%	STRATE SETTLEMENT COSTS	INSIDER TRADING LEVY	VAT	SECURITIES TAX @ .25%	TOTAL COST TO COMPANY
13-Jan-03	14301	5700.00	815157.00	2037.90	43.21	5.71	292.15	2037.89	819573.87
15-Jan-03	11450	5906.88	676337.76	1690.85	35.85	4.74	242.40	1690.84	680002.45
16-Jan-03	15539	5906.51	917812.59	2294.54	48.65	6.43	328.95	2294.53	922785.70
17-Jan-03	15980	5934.42	948320.32	2370.81	50.27	6.64	339.88	2370.81	953458.73
21-Jan-03	2251	6000.00	135060.00	337.66	10.60	0.95	48.89	337.65	135795.74
23-Jan-03	10500	6000.00	630000.00	1575.00	33.39	4.41	225.79	1575.00	633413.59
24-Jan-03	69000	6000.00	4140000.00	10350.00	53.00	28.98	1460.48	10350.00	4162242.46
27-Jan-03	10000	6000.00	600000.00	1500.00	31.80	4.20	215.04	1500.00	603251.04
28-Jan-03	4485572	5899.96	264646953.77	661617.39	53.00	1852.53	92893.21	661617.38	266064987.29
TOTALS	4634593		273509641.44	683774.16	359.77	1914.58	96046.79	683774.11	274975510.86

Updated by : Yvette Dembskey on 03-Feb-03

REPUBLIEK VAN SUID-AFRIKA - REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET - COMPANIES ACT, 1973

Vorm / Form CM 14A

OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS

RETURN OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

(Artikels/Sections 85, 87, 90)

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -02- 10
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrasienommer van Maatskappy
Registration Number of Company
1946/022751/06

Naam van Maatskappy / Name of Company: EDGARS CONSOLIDATED STORES LIMITED

Acquisition/payment date: 13 – 28 January 2003
Verkrygings/betalingsdatum

1. Gemagtigde kapitaal van maatskappy – Authorised capital of company:

PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Gemagtigde kapitaal Authorised capital R
72 000 000	ORDINARY	0,10	7 200 000,00
150 000	6% PREFERENCE	2,00	300 000,00
72 150 000		Totaal / Total	7 500 000,00

NO PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares

Moet deur die Maatskappy ingevul word – To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer
Acknowledgement of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy / Name of Company: EDGARS CONSOLIDATED STORES LIMITED

Posadres / Postal address: MOREMAX TO COLLECT

To be collected "MOREMAX"

Nr 00376

Datum van ontvangs deur Registrateur van Maatskappye

Date of receipt by Registrar of Companies

Datumstempel van Registrasiekantoor vir Maatskappye

Date Stamp of Companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -02- 11
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrateur van Maatskappye

Registrar of Companies

Form CM 21

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

DOCDIR

NOTICE OF PLACE WHERE REGISTERS KEPT

[Sections 107 (2), 110, 127, 129, 215 (4), 230 (2) and 240 (2)]

2003 -03- 05
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. of Company
1946/022751/06

Name of company ....EDGARS CONSOLIDATED STORES LIMITED........

Notice is hereby given that the* ....Register of members........

which is not kept at the registered office of the company is, with effect from ....1 January 2003........ kept at the following address:

70 Marshall Street, Johannesburg, 2001

....

It was previously kept at:......Edura, 41 Fox Street, Johannesburg, 2001........

....

Edcon
Edgars Consolidated Stores Limited
Reg No 1946/022751/06

Date ....27 FEBRUARY 2003........ Signature ....

~~Director~~/Secretary/~~Manager~~

Rubber stamp of company, if any, or of secretaries

* Insert applicable type of register

Section 107 (2) .... Branch register in foreign country.
Section 110 (4) .... Register of members.
Section 127 .... Register of pledges and bonds.
Section 129 .... Register of debenture holders.
Section 215 (4) .... Register of directors and officers.
Section 230 (2) .... Register of interests of directors and officers.
Section 240 (2) .... Register of interests in contract of directors and officers.

(Perforated) (To be completed by company)

Notice of place where registers kept. (*........Register of members........)

Registration No. of Company
1946/022751/06

Name of company ....EDGARS CONSOLIDATED STORES LTD........

........THE GROUP SECRETARY........

Postal address ........P.O. BOX 100........

........CROWN MINES, 2025........

Notice received
Date stamp of Companies Registration Office
Registrar of Companies

Not valid unless stamped by the Registrar of Companies.

DOCDIR

Reproduced under Government Printer's Copyright Authority 9502 dated 8 [illegible]

CONTENTS OF REGISTER OF DIRECTORS, AUDITORS AND OFFICERS CM 29

Companies Act, 1973, Sec. 216(2), 276, 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O. Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

04 JAN 20 7:21

Registration No.
of company

1946/022751/06

The Group Secretary
Edgars Consolidated Stores Limited
P O Box 100
CROWN MINES, 2025

Return of particulars as at 10/04/03

STATEMENT

I, DAVID JAMES VIVIERS
(Secretary)
state that, the written consent of the directors or officers whose names appear in this return have been obtained on duly completed form CM27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1)(b) of the husband of a woman appointed as a director has been obtained on a form CM27.

Signed [signature]

Date 10 APRIL 2003

A. DIRECTORS

KEY TO PERSONAL PARTICULARS REQUIRED **PERSONAL PARTICULARS**

1.	SURNAME	: Bower
2.	FULL FORENAMES	: Mark Richard
3.	FORMER SURNAME AND FORENAMES	:
		YYMMDD
4.	IDENTITY NUMBER OR, IF NOT AVAILABLE, DATE OF BIRTH	: 5503195093008
5.	(a) DATE OF APPOINTMENT	: 1 October 1990
	(b) DESIGNATION	: DIRECTOR
6.	RESIDENTIAL ADDRESS	: 27 Chesham Rd Bryanston 2021
7.	BUSINESS ADDRESS	: Edgardale Press Ave Crown Mines 2025
8.	POSTAL ADDRESS	: P O Box 100 Crown Mines 2025
9.	NATIONALITY (If not South African)	:
10.	OCCUPATION	: Chief Executive : Group Services
11.	RESIDENT IN REPUBLIC YES/NO	: yes
12.	NATURE OF CHANGE IN 1 TO 5 ABOVE AND DATE	: NO CHANGE

Company Name — Registration No. of company

Edgars Consolidated Stores Limited — 1946/022751/06

1.: Aaron
2.: Arthur Jacob
3.:
4.: 3204050721003
5.: (a) 14 April 1978
(b) DIRECTOR
6.: 24 Victoria Ave Melrose 2196
7.: 155 - 5th Street, Sandown, Sandton, 2196
8.: P O Box 927 Johannesburg 2000
9.:
10: Attorney
11: yes
12: NO CHANGE

1.: Ross
2.: Stephen Michael
3.:
4.: 0000000520222
5.: (a) 1 October 1998
(b) DIRECTOR
6.: 20 Redhill Road, Morningside, 2057
7.: Edgardale,Press Ave,Crown Mines,2025
8.: P O Box 100, Crown Mines, 2025
9.: American
10: Managing Director and CEO
11: yes
12: NO CHANGE

1.: MacFarlane
2.: William Selwyn
3.:
4.: 3507175034082
5.: (a) 25 March 1999
(b) DIRECTOR
6.: 11 Summerhaze Close, Morningside, Sandton
7.: 11 Summerhaze Close, Morningside, Sandton
8.: P O Box 78923, Sandton, 2146
9.: South African
10: Chairman
11: yes
12: NO CHANGE

1.: Ferndale
2.: Urin
3.:
4.: 6501035147082
5.: (a) 12 August 1999
(b) DIRECTOR
6.: 4 Casa Diva, Buccleach, Gibson Drive
7.: Edgardale Press Avenue Crown Mines 2025
8.: P O Box 100 Crown Mines 2025
9.: South African
10: Group Human Resources Executive
11: yes
12: NO CHANGE

1.: Ebrahim
2.: Zohra Begum
3.:
4.: 6004210128084
5.: (a) 3 November 1999
(b) DIRECTOR
6.: 1 Sunningdale Road, Kenilworth, 7708
7.: 155 Loop Street, Cape Town, 8001
8.: P O Box 16526, Vlaeberg, 8018
9.: South African
10: CEO : Organisation Development Africa
11: yes
12: NO CHANGE

1.: Eboka
2.: Tina Noluthando Manchana
3.:
4.: 5905090825089
5.: (a) 3 November 1999
(b) DIRECTOR
6.: 10 Airlie Road, Bergvlei, 7945
7.: c/o CSIR, P O Box 320, STELLENBOSCH, 7599
8.: c/o CSIR, P O Box 320, STELLENBOSCH, 7599
9.: South African
10: Director of Companies
11: yes
12: NO CHANGE

1.: Koolen
2.: Jacobus Dorotheus Maria
3.:
4.: 6008125705100
5.: (a) 17 May 2001
(b) DIRECTOR
6.: 37 St Johns Road, Houghton, JHB
7.: 83 Central Street, Houghton, JHB
8.: P O Box 784705, Sandton, 2146
9.: Netherlands
10: Consultant
11: yes
12: NO CHANGE

1.: Wilmot
2.: Peter Linford
3.:
4.: 4003135036085
5.: (a) 1 November 2001
(b) DIRECTOR
6.: 28 The Manor, 27 Centre Rd, Morningside
7.: Not applicable
8.: 28 The Manor,Box 76196,Wendywood, 2144
9.: South African
10: Director of Companies
11: yes
12: NO CHANGE

1.: Spotts
2.: Jon Lewis
3.:
4.: 5301160000000
5.: (a) 14 February 2002
(b) DIRECTOR
6.: 56 - 12th Avenue, Parktown North
7.: Edgardale Press Ave Crown Mines 2025
8.: P O Box 100 Crown Mines 2025
9.:
10: Chief Executive : Edgars Chain
11: yes
12: NO CHANGE

1.: Boshoff
2.: Adriaan van Aswegan
3.:
4.: 5201055022007
5.: (a) 15 August 2002
(b) DIRECTOR
6.: 77 Cuckoos Nest, Featherbrooke Estate
7.: Edgardale, Press Avenue, Crown Mines, 2025
8.: P O Box 100, Crown Mines, 2025
9.:
10: Chief Executive : United Retail Limited
11: yes
12: NO CHANGE

1.: Binnie
2.: Stephen Robert
3.:
4.: 6706195631086
5.: (a) 27 March 2003
(b) DIRECTOR
6.: 9 Maxwell MacDonald St, Glenadrienne
7.: Edgardale,Press Ave,Crown Mines,2025
8.: P O Box 786945, Sandton, 2146
9.: British
10: Chartered Accountant
11: yes
12: APPOINTED with effect from 27/03/03

Company Name	Registration No of Company
Edgars Consolidated Stores Limited	1946/022751/06

3. AUDITOR

1. NAME : Ernst & Young

2. DATE OF APPOINTMENT : 19 October 1976

3. NATURE OF CHANGE IN 1 and 2 ABOVE AND DATE : NO CHANGE

CM29

Return of particulars of company's register of directors, auditors and officers

10 April 2003

The Group Secretary
Edgars Consolidated Stores Limited
P O Box 100
Crown Mines
2025

Date stamp of

registration
office

Company Name	Registration No of Company
Edgars Consolidated Stores Limited	1946/022751/06

C. OFFICERS AND LOCAL MANAGERS

1. SURNAME : Viviers
2. FULL FORENAMES : David James
3. FORMER SURNAME AND FORENAMES :
4. IDENTITY NUMBER OR, IF NOT AVAILABLE, DATE OF BIRTH : YYMMDD 4710205110000
5. (a) DATE OF APPOINTMENT : 6 October 1998
   (b) DESIGNATION : SECRETARY
6. ADDRESS OF REGISTERED OFFICE, AND REGISTRATION NUMBER, IF OFFICER IS A CORPORATE BODY :
7. RESIDENTIAL ADDRESS : 8 Sandown Oaks 122 Linden Rd Sandown 2196
8. BUSINESS ADDRESS : Edgardale,Press Avenue,Crown Mines,2025
9. POSTAL ADDRESS : P O Box 100 Crown Mines 2025
10. NATIONALITY (IF NOT SOUTH AFRICAN) : South African
11. OCCUPATION : Group Secretary
12. RESIDENT IN REPUBLIC YES/NO : yes
13. NATURE OF CHANGE IN 1 TO 6 ABOVE AND DATE : NO CHANGE

1.:
2.:
3.:
4.:
5. (a)
   (b)
6.:
7.:
8.:
9.:
10.:
11.:
12.:
13.:

Please see the third item behind tab #2.

"Reproduced under Government Printer's copyright Authority 9502 dated 8 October 1992"

CONTENTS OF REGISTER OF DIRECTORS, AUDITORS AND OFFICERS CM 29

Companies Act, 1973, Sec. 216(2), 276, 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O. Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registration No.
of company

1946/022751/06

The Directors
Edgars Consolidated Stores Limited
P O Box 100
CROWN MINES, 2025

Return of particulars as at 12/09/03

STATEMENT

I, MARK RICHARD BOWER
(Director)
state that, the written consent of the directors or officers whose names appear in this return have been obtained on duly completed form CM27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1)(b) of the husband of a woman appointed as a director has been obtained on a form CM27.

Signed MBower

Date 15 SEPTEMBER 2003

A. DIRECTORS

KEY TO PERSONAL PARTICULARS REQUIRED **PERSONAL PARTICULARS**

1.	SURNAME	:	Bower
2.	FULL FORENAMES	:	Mark Richard
3.	FORMER SURNAME AND FORENAMES	:	
			YYMMDD
4.	IDENTITY NUMBER OR, IF NOT AVAILABLE, DATE OF BIRTH	:	5503195093008
5.	(a) DATE OF APPOINTMENT	:	1 October 1990
	(b) DESIGNATION	:	DIRECTOR
6.	RESIDENTIAL ADDRESS	:	27 Chesham Rd Bryanston 2021
7.	BUSINESS ADDRESS	:	Edgardale Press Ave Crown Mines 2025
8.	POSTAL ADDRESS	:	P O Box 100 Crown Mines 2025
9.	NATIONALITY (If not South African)	:	
10.	OCCUPATION	:	Chief Executive : Group Services
11.	RESIDENT IN REPUBLIC YES/NO	:	yes
12.	NATURE OF CHANGE IN 1 TO 5 ABOVE AND DATE	:	NO CHANGE

Company Name

Edgars Consolidated Stores Limited

Registration No. of company

1946/022751/06

1.: Aaron
2.: Arthur Jacob
3.:
4.: 3204050721003
5.: (a) 14 April 1978
(b) DIRECTOR
6.: 24 Victoria Ave Melrose 2196
7.: 155 - 5th Street, Sandown, Sandton, 2196
8.: P O Box 927 Johannesburg 2000
9.:
10: Attorney
11: yes
12: NO CHANGE

1.: Ross
2.: Stephen Michael
3.:
4.: 0000000520222
5.: (a) 1 October 1998
(b) DIRECTOR
6.: 20 Redhill Road, Morningside, 2057
7.: Edgardale,Press Ave,Crown Mines,2025
8.: P O Box 100, Crown Mines, 2025
9.: American
10: Managing Director and CEO
11: yes
12: NO CHANGE

1.: MacFarlane
2.: William Selwyn
3.:
4.: 07175034082
5.: (a) 25 March 1999
(b) DIRECTOR
6.: 11 Summerhaze Close, Morningside, Sandton
7.: 11 Summerhaze Close, Morningside, Sandton
8.: P O Box 78923, Sandton, 2146
9.: South African
10: Chairman
11: yes
12: NO CHANGE

1.: Ferndale
2.: Urin
3.:
4.: 6501035147082
5.: (a) 12 August 1999
(b) DIRECTOR
6.: 4 Casa Diva, Buccleach, Gibson Drive
7.: Edgardale Press Avenue Crown Mines 2025
8.: P O Box 100 Crown Mines 2025
9.: South African
10: Group Human Resources Executive
11: yes
12: NO CHANGE

1.: Ebrahim
2.: Zohra Begum
3.:
4.: 6004210128084
5.: (a) 3 November 1999
(b) DIRECTOR
6.: 1 Sunningdale Road, Kenilworth, 7708
7.: Loop Street, Cape Town, 8001
8.: P O Box 16526, Vlaeberg, 8018
9.: South African
10: CEO : Organisation Development Africa
11: yes
12: NO CHANGE

1.: Eboka
2.: Tina Noluthando Manchana
3.:
4.: 5905090825089
5.: (a) 3 November 1999
(b) DIRECTOR
6.: 10 Airlie Road, Bergvlei, 7945
7.: c/o CSIR, P O Box 320, STELLENBOSCH, 7599
8.: c/o CSIR, P O Box 320, STELLENBOSCH, 7599
9.: South African
10: Director of Companies
11: yes
12: NO CHANGE

1.: Koolen
2.: Jacobus Dorotheus Maria
3.:
4.: 6008125705100
5.: (a) 17 May 2001
(b) DIRECTOR
6.: 37 St Johns Road, Houghton, JHB
7.: 83 Central Street, Houghton, JHB
8.: P O Box 784705, Sandton, 2146
9.: Netherlands
10: Consultant
11: yes

1.: Wilmot
2.: Peter Linford
3.:
4.: 4003135036085
5.: (a) 1 November 2001
(b) DIRECTOR
6.: 28 The Manor, 27 Centre Rd, Morningside
7.: Not applicable
8.: 28 The Manor,Box 76196,Wendywood, 2144
9.: South African
10: Director of Companies
11: yes

1.: Spotts
2.: Jon Lewis
3.:
4.: 6301160000000
5.: (a) 14 February 2002
(b) DIRECTOR
6.: 56 - 12th Avenue, Parktown North
7.: Edgardale Press Ave Crown Mines 2025
8.: P O Box 100 Crown Mines 2025
9.:
10: Chief Executive : Edgars Chain
11: yes
12: NO CHANGE

1.: Boshoff
2.: Adriaan van Aswegan
3.:
4.: 5201055022007
5.: (a) 15 August 2002
(b) DIRECTOR
6.: 77 Cuckoos Nest, Featherbrooke Estate
7.: Edgardale, Press Avenue, Crown Mines, 2025
8.: P O Box 100, Crown Mines, 2025
9.:
10: Chief Executive : United Retail Limited
11: yes
12: NO CHANGE

1.: Binnie
2.: Stephen Robert
3.:
4.: 6706195631086
5.: (a) 27 March 2003
[illegible]) DIRECTOR
6.: [illegible] Maxwell MacDonald St, Glenadrienne
7.: [illegible]gardale, Press Ave, Crown Mines, 2025
8.: [illegible] O Box 786945, Sandton, 2146
9.: British
10: Chartered Accountant
11: yes
12: NO CHANGE

D

Company Name	Registration No of Company
Edgars Consolidated Stores Limited	1946/022751/06

B. AUDITOR

1. NAME : Ernst & Young
2. DATE OF APPOINTMENT : 19 October 1976
3. NATURE OF CHANGE IN 1 and 2 ABOVE AND DATE : NO CHANGE

CM29

Return of particulars of company's register of directors, auditors and officers

12 September 2003

The Directors
Edgars Consolidated Stores Limited
P O Box 100
Crown Mines
2025

Date stamp of registration office

Company Name

Registration No. of Company

Edgars Consolidated Stores Limited

1946/022751/06

C. OFFICERS AND LOCAL MANAGERS

1.	SURNAME	: Day
2.	FULL FORENAMES	: John Andrew
3.	FORMER SURNAME AND FORENAMES	:
4.	IDENTITY NUMBER OR, IF NOT AVAILABLE, DATE OF BIRTH	YYMMDD : 4607165065085
5.	(a) DATE OF APPOINTMENT	: 10 September 2003
	(b) DESIGNATION	: SECRETARY
6.	ADDRESS OF REGISTERED OFFICE, AND REGISTRATION NUMBER, IF OFFICER IS A CORPORATE BODY	:
7.	RESIDENTIAL ADDRESS	: 6 Benard Rd,Morninghill,Bedfrdview,2007
8.	BUSINESS ADDRESS	: Edgardale,Press Avenue,Crown Mines,2025
9.	POSTAL ADDRESS	: P O Box 100 Crown Mines 2025
10.	NATIONALITY (IF NOT SOUTH AFRICAN)	: South African
11.	OCCUPATION	: Strategic Planning Executive
12.	RESIDENT IN REPUBLIC YES/NO	: yes
13.	NATURE OF CHANGE IN 1 TO 6 ABOVE AND DATE	: APPOINTED with effect from 10/09/03

1.: Viviers
2.: David James
3.:
4.: 4710205110000
5. (a) 6 October 1998
(b) SECRETARY
6.:
7.: 8 Sandown Oaks 122 Linden Rd Sandown 2196
8.: Edgardale Press Ave Crown Mines 2025
9.: P O Box 100 Crown Mines 2025
10.: South African
11.: Group Secretary
12.: yes
13.: RESIGNED with effect from 30/06/03

"Reproduced under Government Printer's Copyright Authority 9502 dated 8 October 1992"

CONTENTS OF REGISTER OF DIRECTORS, AUDITORS AND OFFICERS CM 29

Companies Act, 1973, Sec. 216(2), 276, 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O. Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registration No.
of company

1946/022751/06

The Group Secretary
Edgars Consolidated Stores Limited
P O Box 100
CROWN MINES, 2025

Return of particulars as at 07/01/04

STATEMENT

I, ELIZABETH ANN BAGLEY
(Group Secretary)
state that, the written consent of the directors or officers whose names appear in this return have been obtained on duly completed form CM27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1)(b) of the husband of a woman appointed as a director has been obtained on a form CM27.

Signed ____________

Date 8 JANUARY 2004

A. DIRECTORS

KEY TO PERSONAL PARTICULARS REQUIRED **PERSONAL PARTICULARS**

1.	SURNAME	:	Bower
2.	FULL FORENAMES	:	Mark Richard
3.	FORMER SURNAME AND FORENAMES	:	
			YYMMDD
4.	IDENTITY NUMBER OR, IF NOT AVAILABLE, DATE OF BIRTH	:	5503195093008
5.	(a) DATE OF APPOINTMENT	:	1 October 1990
	(b) DESIGNATION	:	DIRECTOR
6.	RESIDENTIAL ADDRESS	:	27 Chesham Rd Bryanston 2021
7.	BUSINESS ADDRESS	:	Edgardale Press Ave Crown Mines 2025
8.	POSTAL ADDRESS	:	P O Box 100 Crown Mines 2025
9.	NATIONALITY (If not South African)	:	
10.	OCCUPATION	:	Chief Executive : Group Services
11.	RESIDENT IN REPUBLIC YES/NO	:	yes
12.	NATURE OF CHANGE IN 1 TO 5 ABOVE AND DATE	:	NO CHANGE

Company Name

Edgars Consolidated Stores Limited

Registration No. of company 1946/022751/06

1.: Aaron
2.: Arthur Jacob
3.:
4.: 3204050721003
5.: (a) 14 April 1978
(b) DIRECTOR
6.: 24 Victoria Ave Melrose 2196
7.: 155 - 5th Street, Sandown, Sandton, 2196
8.: P O Box 927 Johannesburg 2000
9.:
10: Attorney
11: yes
12: NO CHANGE

1.: Ross
2.: Stephen Michael
3.:
4.: 0000000520222
5.: (a) 1 October 1998
(b) DIRECTOR
6.: 20 Redhill Road, Morningside, 2057
7.: Edgardale,Press Ave,Crown Mines,2025
8.: P O Box 100, Crown Mines, 2025
9.: American
10: Managing Director and CEO
11: yes
12: NO CHANGE

1.: MacFarlane
2.: William Selwyn
3.:
4.: 3507175034082
5.: (a) 25 March 1999
(b) DIRECTOR
6.: 11 Summerhaze Close, Morningside, Sandton
7.: 11 Summerhaze Close, Morningside, Sandton
8.: P O Box 78923, Sandton, 2146
9.: South African
10: Chairman
11: yes
12: NO CHANGE

1.: Ferndale
2.: Urin
3.:
4.: 6501035147082
5.: (a) 12 August 1999
(b) DIRECTOR
6.: 4 Casa Diva, Buccleach, Gibson Drive
7.: Edgardale Press Avenue Crown Mines 2025
8.: P O Box 100 Crown Mines 2025
9.: South African
10: Group Human Resources Executive
11: yes
12: NO CHANGE

1.: Ebrahim
2.: Zohra Begum
3.:
4.: 6004210128084
5.: (a) 3 November 1999
(b) DIRECTOR
6.: 1 Sunningdale Road, Kenilworth, 7708
7.: 155 Loop Street, Cape Town, 8001
8.: P O Box 16526, Vlaeberg, 8018
9.: South African
10: CEO : Organisation Development Africa
11: yes
12: NO CHANGE

1.: Eboka
2.: Tina Noluthando Manchana
3.:
4.: 5905090825089
5.: (a) 3 November 1999
(b) DIRECTOR
6.: 10 Airlie Road, Bergvlei, 7945
7.: c/o CSIR, P O Box 320, STELLENBOSCH, 7599
8.: c/o CSIR, P O Box 320, STELLENBOSCH, 7599
9.: South African
10: Director of Companies
11: yes
12: NO CHANGE

1.: Koolen
2.: Jacobus Dorotheus Maria
3.:
4.: 6008125705100
5.: (a) 17 May 2001
(b) DIRECTOR
6.: 37 St Johns Road, Houghton, JHB
7.: 83 Central Street, Houghton, JHB
8.: P O Box 78470S, Sandton, 2146
9.: Netherlands
10: Consultant
11: yes

1.: Wilmot
2.: Peter Linford
3.:
4.: 4003135036085
5.: (a) 1 November 2001
(b) DIRECTOR
6.: 28 The Manor, 27 Centre Rd, Morningside
7.: Not applicable
8.: 28 The Manor,Box 76196,Wendywood, 2144
9.: South African
10: Director of Companies
11: yes
12: NO CHANGE

1.: Spotts
2.: Jon Lewis
3.:
4.: 6301160000000
5.: (a) 14 February 2002
(b) DIRECTOR
6.: 56 - 12th Avenue, Parktown North
7.: Edgardale Press Ave Crown Mines 2025
8.: P O Box 100 Crown Mines 2025
9.:
10: Chief Executive : Edgars Chain
11: yes
12: NO CHANGE

1.: Boshoff
2.: Adriaan van Aswegan
3.:
4.: 5201055022007
5.: (a) 15 August 2002
(b) DIRECTOR
6.: 77 Cuckoos Nest, Featherbrooke Estate
7.: Edgardale, Press Avenue, Crown Mines, 2025
8.: P O Box 100, Crown Mines, 2025
9.:
10: Chief Executive : United Retail Limited
11: yes
12: NO CHANGE

1.: Binnie
2.: Stephen Robert
3.:
4.: 6706195631086
5.: (a) 27 March 2003
(b) DIRECTOR
6.: 9 Maxwell MacDonald St, Glenadrienne
7.: Edgardale,Press Ave,Crown Mines,2025
8.: P O Box 786945, Sandton, 2146
9.: British
10: Chartered Accountant
11: yes
12: NO CHANGE

Company Name

Registration No of Company

Edgars Consolidated Stores Limited

1946/022751/06

B. AUDITOR

1. NAME : Ernst & Young

2. DATE OF APPOINTMENT : 19 October 1976

3. NATURE OF CHANGE IN 1 and 2 ABOVE AND DATE : NO CHANGE

CM29

Return of particulars of company's register of directors, auditors and officers

7 January 2004

The Group Secretary
Edgars Consolidated Stores Limited
P O Box 100
Crown Mines
2025

Date stamp of

registration
office

Company Name	Registration No. of Company
Edgars Consolidated Stores Limited	1946/022751/06

C. OFFICERS AND LOCAL MANAGERS

1. SURNAME : Bagley
2. FULL FORENAMES : Elizabeth Ann
3. FORMER SURNAME AND FORENAMES :
4. IDENTITY NUMBER OR, IF NOT AVAILABLE, DATE OF BIRTH : YYMMDD 5008060055082
5. (a) DATE OF APPOINTMENT : 5 January 2004
   (b) DESIGNATION : SECRETARY
6. ADDRESS OF REGISTERED OFFICE, AND REGISTRATION NUMBER, IF OFFICER IS A CORPORATE BODY :
7. RESIDENTIAL ADDRESS : 19 Tamarisk, Linden Str, Strathavon, Sandton
8. BUSINESS ADDRESS : Edgardale, Press Avenue, Crown Mines, 2025
9. POSTAL ADDRESS : P O Box 100 Crown Mines 2025
10. NATIONALITY (IF NOT SOUTH AFRICAN) : South African
11. OCCUPATION : Attorney
12. RESIDENT IN REPUBLIC YES/NO : yes
13. NATURE OF CHANGE IN 1 TO 5 ABOVE AND DATE : APPOINTED with effect from 05/01/04

1.: Day
2.: John Andrew
3.:
4.: 4607165065085
5. (a) 10 September 2003
   (b) SECRETARY
6.:
7.: 6 Benard Rd, Morningshill, Bedfrdview, 2007
8.: Edgardale Press Avenue Crown Mines 2025
9.: P O Box 100 Crown Mines 2025
10.: South African
11.: Strategic Planning Executive
12.: yes
13.: RESIGNED with effect from 05/01/04

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4

Edgars Consolidated Stores Limited - Preference Dividend No. 112

Release Date: 09/05/2002 16:28:30 Code(s): ECO

Edgars Consolidated Stores Limited
(Registration No: 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share code: ECOP ISIN code: ZAE000018396
PREFERENCE DIVIDEND NO. 112
NOTICE IS HEREBY GIVEN THAT a dividend at the rate of 6 percent per annum (6 cents) in respect of the period 1 January 2002 to 30 June 2002 has been declared payable to holders of Preference Shares appearing in the records of the Company at the close of business on Friday, 14 June 2002.
In compliance with the requirements of STRATE, the following dates are applicable:

Last day to trade cum the dividend	Friday, 7 June 2002
Date trading commences ex the dividend	Monday, 10 June 2002
Record Date	Friday, 14 June 2002
Date of Payment	Tuesday, 18 June 2002

Certificated shareholders may not dematerialise their share certificates between Monday, 3 June 2002 and Friday, 14 June 2002, both dates inclusive.
Dividends are declared payable in the currency of the Republic of South Africa.
By order of the Board
D J Viviers
Group Secretary
10 May 2002
Registered Office
Edgardale
Press Avenue
Crown Mines
Johannesburg
2025

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Edgars Consolidated Stores Limited - Financial Report

Release Date: 16/05/2002 15:57:06 Code(s): ECO

Edgars Consolidated Stores Limited - Financial Report
EDGARS CONSOLIDATED STORES LIMITED
(Registration No: 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share code : ECO
ISIN Code : ZAE000018388

SALIENT FEATURES

Comparable store sales rise by 7%
Headline earnings per share increases by 42%
Final dividend 81 cents per share compares with 64 cents last year
Reduction in working capital of R186 million
Gearing ratio reduces from 0,28 to 0,16
Debtors book to be securitised

COMMENT

The retail environment

The past year has been one of economic uncertainty and upheaval for nations across the globe. South Africa has been no exception, with the most significant event being the collapse of the Rand in the last quarter of 2001. The full implications for inflation, of the decline in the currency, have yet to be felt throughout the economy, but they will certainly be profound for all consumers.

Domestic economic activity remained sluggish, although sales of Clothing, Footwear and Textiles (CFT) picked up somewhat in the Christmas season and in the first quarter of 2002. National CFT sales are estimated by the Retailers` Liaison Committee to have increased by 6% in the year to March 2002, while statistics indicate that clothing and footwear selling prices declined by 1% in that period.

Group results

It has been a rewarding year for Edcon. The three year programme to revitalise the entire organisation has been completed and the stage has now been reached where the key elements for sustainable growth in the years ahead are firmly in place.

Retail sales growth of just over 2%, or 7% on a comparable store basis, must be viewed against the background of lower CFT prices and the 5% reduction in the group`s retail space. A detailed analysis of sales revenue actually reflects CFT growth of almost 6%, but a steep fall in cellphone sales of 30%.

More importantly, the Group`s progress is reflected in the 42% increase in headline earnings per share. This achievement has been made possible by an improvement in gross profit margin of 93 basis points, a limited increase in store costs, generally well controlled overheads, a 41% reduction in the net cost of credit and 26% lower net financing costs. Against this, there were high increases in information technology expenses and closure costs in the manufacturing division.

At the individual chain level, Edgars - with 4% less trading space - grew CFT sales by a pleasing 6%, and improved its gross profit conversion rate. Virtually no growth in store expenses and a reduction in other overheads facilitated a 30% rise in trading profit. Productivity measures in

merchandise, space and staff all reflect meaningful improvements. Closing stocks and prior season carry overs were well below those of last year, while fresh winter inputs are achieving projected sell-off rates.

In United Retail - the group's discount channel, incorporating Jet, Sales House, Cuthberts and Smiley's Wearhouse - extensive real estate changes had a negative impact on sales and profitability. Nevertheless, in spite of trading through 7% less space, United reported CFT sales growth of 5%, but its cellular sales declined sharply by 36%, as a consequence, inter alia, of the decision to discontinue selling airtime on credit. United's gross profit margin has in fact strengthened and this, coupled with a decline in overheads, facilitated the 4% growth in trading profit.

The quality of the debtors' books continues to improve and, prior to billing in March this year, 85% of customers were current and able to purchase, compared with 82% at the same time last year. Lower bad debt compensated for a fall in finance charge income while pleasing progress from Edcon's financial services division accounted for the significant decline in the net cost of credit.

A disappointing result from some of the group's manufacturing operations, including a clean-out exercise, and the costs of closing several of their operations, are included in the R28 million loss from manufacturing and other operations.

Dire economic circumstances in Zimbabwe remain most concerning. In spite of a particularly good performance from Edgars Zimbabwe, its results have not been consolidated this year, as there is simply no foreign currency available in Zimbabwe to extract and, therefore, to account for any benefits by way of dividend payments. In order to facilitate meaningful comparison, last year's figures have been restated to exclude Edgars Zimbabwe.

In terms of the Group's long-standing policy of covering dividends 2,6 times, a final dividend of 81 cents per ordinary share has been declared, bringing total dividends for the year up to 117 cents, as compared with 100 cents in the previous year.

Cash flows and financial position

Improved merchandise management, resulting in a noteworthy 16% decline in year end inventories, coupled with enhanced debtor collections and higher interest free funding, facilitated the R186 million reduction in working capital requirements. This, together with cash flows from trading of R530 million, allowed the group to repay interest bearing debt of R239 million as well as to fund the cost of repurchasing 10% of the issued share capital for R142 million. The 31% improvement in the overall wealth created by the Group through cash value added of some R2 billion, is particularly encouraging, as is the 10% increase in cash equivalent earnings per share to 727 cents. These earnings were all realised in cash, as reflected by the cash flow per share of 1 080 cents - up dramatically from 92 cents last year. Closing gearing at only 0,16 was well below the previous year's 0,28. Furthermore, the accounts receivable owned and financed off balance sheet by Nedcor, were reduced by R141 million to R1,3 billion.

Securitisation

Edcon has conventionally been characterised as a retailer. However, with a debtors' book under management of over R3 billion, it is also a significant credit provider. For many years the Group has endeavoured to unlock value by separating these two distinct activities. Further to comments made in both the 2000 and 2001 Annual Financial Statements, the Group has made significant progress towards the achievement of the long term strategy of securitising a significant portion of its receivables. Accordingly, the Board has approved a securitisation transaction which is expected to take place during July.

A credit rating of Edcon, as a corporate, as well as a detailed analysis of the account receivable assets expected to be securitised, is being performed by an international rating agency. Preliminary feedback indicates an overall rating for Edcon, post the securitisation, within the key investment grade category, while the senior notes, which represent the majority of the paper to be issued by the securitisation vehicle, are expected to be awarded an Aaa rating.

The transaction is expected to be income enhancing for Edcon while at the same time limiting the Group's credit and interest rate risk. Cash

generated from the disposal of the securitised assets will be used to repay debt, both on and off balance sheet, and to fund future expansion opportunities. Further details of the transaction will be provided in the Annual Report.

Prospects

Despite recent buoyancy in National clothing sales, it is unlikely that the reduction in personal taxes announced in the Budget will compensate for the full inflationary impact of the devaluation in the currency, higher interest rates and rising fuel costs. Discretionary disposable income is, therefore, expected to remain under severe pressure throughout the coming year and, in consequence, clothing purchases will be constrained. As it is now likely that inflation in the sector will reach double digits for the first time in many years, national unit sales of clothing may well decline in the year ahead.

Against this background, a modest increase in Edcon sales in nominal terms can be expected, but the current positive momentum of the turnaround programme throughout the Group`s businesses should still facilitate a meaningful rise in earnings per share for the year ahead.

For and on behalf of the board

W S MacFarlane — CHAIRMAN

S M Ross — CHIEF EXECUTIVE OFFICER

FINAL CASH DIVIDEND

Notice is hereby given that the final ordinary dividend (No.111) of 81 cents per share in respect of the 52 weeks ended 30 March 2002 has been declared payable to the holders of ordinary shares appearing in the records of the company at the close of business on Friday, 5 July, 2002. The dividend is declared payable in the currency of the Republic of South Africa and, in compliance with the requirements of the STRATE, the following dates are applicable:

Last day to trade cum the dividend	Friday, 28 June 2002
Date trading commences ex the dividend	Monday, 1 July 2002
Record date	Friday, 5 July 2002
Date of payment	Monday 8 July 2002

Certificated shareholders may not dematerialise their share certificates between Monday, 24 June 2002 and Friday 5 July 2002, both dates inclusive.

On behalf of the board — Johannesburg

D J VIVIERS — 16 May 2002

Group Secretary

INCOME STATEMENT

	52 weeks to March 2002 (audited) Rm	52 weeks to March 2001 (restated excl. Zimbabwe) Rm	Change %
Retail sales revenue	6 709,8	6 557,4	2
Cost of sales	4 264,1	4 227,9	
Gross profit	2 445,7	2 329,5	5
Store costs	1 381,1	1 367,7	1
Cost of credit	55,2	93,7	(41)
Other net operating costs	680,8	610,1	12
Trading profit	328,6	258,0	27
Net financing costs	63,5	85,8	(26)
Profit before taxation	265,1	172,2	
Taxation	93,4	51,3	
Earnings attributable to ordinary shareholders	171,7	120,9	42
Segmental analysis			
Retail sales revenue			
Clothing, Footwear and Textiles			
Edgars	3 939,4	3 722,1	6
United Retail	2 339,0	2 223,4	5
	6 278,4	5 945,5	6
Cellular products			
Edgars	185,8	230,2	(19)

United Retail	245,6	381,7	(36)
	431,4	611,9	(30)
Total	6 709,8	6 557,4	2

INCOME STATEMENT /continued

	52 weeks to March 2002 (audited) Rm	52 weeks to March 2001 (restated excl. Zimbabwe) Rm	Change %
Trading profit Edgars	296,4	228,5	30
United Retail	115,5	110,7	4
Credit and Financial Services	(55,2)	(93,7)	(41)
Manufacturing and other	(28,1)	12,5	
Total	328,6	258,0	
Retail space (m2) Edgars	391 566	406 296	(4)
United Retail	289 495	311 705	(7)
	681 061	718 001	(5)
Number of facias Edgars	166	199	
United Retail	557	425	
	723	624	
Weighted average number of ordinary Shares in issue, excluding treasury shares (000)	56 667	57 445	
Earnings per ordinary share (cents)			
Attributable earnings basis	303	211	44
Headline earnings basis	304	214	42
Cash equivalent basis	727	650	12
Dividends per ordinary share (cents)			
Interim	36	36	
Final	81	64	
Total	117	100	

CASH FLOW STATEMENT

	52 weeks to March 2002 (audited) Rm	52 weeks to March 2001 (restated excl. Zimbabwe) Rm
Cash retained from operating activities		
Trading profit (excl. dividends received)	325,1	256,9
Depreciation and amortisation	198,7	203,8
Dividends received	3,5	1,1
Other non-cash items	2,7	2,9
Cash "EBITDA"	530,0	464,7
Reduction in working capital requirements	185,7	(229,4)
Cash generated from operating activities	715,7	235,3
Interest received	8,8	6,8
Financing costs paid	(72,3)	(92,6)
Taxation paid	(40,0)	(95,5)
Cash inflow from operations	612,2	54,0
Dividends paid	(57,2)	(76,3)
Net cash retained	555,0	(22,3)
Cash utilised in investment activities	(159,8)	(109,2)
Cash effects of financing activities		
Decrease in shareholder funding	(141,5)	2,0
Decrease in interest bearing debt	(238,7)	208,6
Net cash outflow from financing activities	(380,2)	210,6
Increase in cash and cash equivalents	15,0	79,1
Cash and cash equivalents at the beginning of the year	180,5	99,3

Currency adjustments	20,0	2,1	
Cash and cash equivalents at the end of the year	215,5	180,5	
Cash flow per share (cents)	1 080	92	

CASH VALUE ADDED STATEMENT

52 weeks 52 weeks Chang	to March 2002 (audited)	to March 2001	e %
Rm (restated		excl. Zimbabwe) Rm	
Cash generated			
Cash derived from customers	6 727,2	6 391,5	
Cash payments outside the group to suppliers of materials, merchandise, facilities and services	(4 706,2)	(4 853,1)	
Wealth created through cash value added	2 021,0	1 538,4	31
Cash utilised to:			
Remunerate employees for their services	890,5	926,9	
Pay direct taxes to the state	40,0	95,5	
Provide lenders with a return on monies borrowed	72,3	92,6	
Provide lessors with a return for the use of their premises	406,0	369,4	
Provide shareholders with cash dividends	57,2	76,3	
Cash disbursed among stakeholders	1 466,0	1 560,7	
Net cash retained	555,0	(22,3)	

BALANCE SHEET

(audited) (restated	At March 2002 Rm	At March 2001 excl. Zimbabwe) Rm
ASSETS		
Non-current assets		
Operating assets	825,8	711,7
Trademarks	-	3,8
Other	89,9	74,4
Total non-current assets	915,7	789,9
Current assets		
Inventories	993,2	1 175,8
Trade accounts receivable	1 757,8	1 789,7
Other accounts receivable and prepayments	269,0	276,9
Cash and cash equivalents	215,5	180,5
Total current assets	3 235,5	3 422,9
Total assets	4 151,2	4 212,8
EQUITY AND LIABILITIES		
Capital and reserves		
Ordinary shareholders` equity	2 296,8	2 305,3
Minority interest	0,6	0,4
Total shareholders` funds	2 297,4	2 305,7
Interest bearing debt	575,0	818,8
Total capital employed	2 872,4	3 124,5
Interest free liabilities		
Accounts payable	1 104,3	934,1
Deferred taxation	174,5	154,2
Total interest free liabilities	1 278,8	1 088,3
Total equity and liabilities	4 151,2	4 212,8
Gearing ratios		
Net interest bearing debt/total shareholders` funds	0,16	0,28
Total liabilities/total shareholders`	0,81	0,83

funds

Future capital expenditure	Rm	Rm
Contracted	6,5	5,7
Authorised but not contracted	151,0	163,1
Net equity per ordinary share (cents)	4 431	4 013

STATEMENT OF CHANGES IN ORDINARY SHAREHOLDERS` EQUITY

	Share capital and premium	Non-distributable reserves	Retained surplus	Total
	Rm	Rm	Rm	Rm
Restated balance at 31 March 2001	593,2	41,9	1 670,2	2 305,3
Earnings attributable to ordinary shareholders			171,7	171,7
Ordinary dividends paid			(57,2)	(57,2)
Transfer from non distributable to distributable reserves		(2,0)	2,0	-
Foreign currency translation reserve		7,8		7,8
Revaluation of fixed assets net of deferred tax		6,7		6,7
Decrease in reserve relating to lifo adjustment		(0,3)		(0,3)
Derivative valuation adjustment		4,3		4,3
Share buy back	(141,5)			(141,5)
Balance at 30 March 2002	451,7	58,4	1 786,7	2 296,8

This report has been prepared in accordance with the group`s published and consistently applied accounting policies, which comply with South African Statements of Generally Accepted Accounting Practice and International Accounting Standards. As mentioned in the interim report there are currently severe restrictions on the repatriation of dividends from Zimbabwe, consequently, the results of Edgars Stores Limited Zimbabwe have not been consolidated in the year under review. In order to facilitate meaningful analysis, all comparative figures, based on the audited financial statements as at 31 March 2001, have been restated by excluding Edgars Zimbabwe. Dividends from Edgars Zimbabwe will be brought to account on a cash receipt basis. The impact of this decision on key disclosures, if applied retrospectively to figures reported last year, is as follows:

	March 2001	
	Restated (excl Zimbabwe)	As reported (incl Zimbabwe)
Retail sales (Rm)	6 557,4	6 844,8
Earnings attributable to ordinary shareholders (Rm)	120,9	150,1
Net assets (Rm)	3 124,5	3 207,3
Headline earnings per share (cents)	214	
Gearing	0,28	0,25

DIRECTORS

Independent non-executive directors

WS MacFarlane (Chairman)
AJ Aaron
TN Eboka
ZB Ebrahim
JDMG Koolen *
PL Wilmot
* Netherlands

Executive directors

SM Ross** (Chief Executive)
MR Bower

Dr U Ferndale
JL Spotts**
KC van Aardt
**USA
Group Secretary
DJ Viviers
Transfer secretaries
Mercantile Registrars Limited
11 Diagonal Street, Johannesburg 2001
PO Box 1053, Johannesburg 2000
Fax : (011) 370-5271
Telephone : (011) 370-5000
Registered office
Edgars Consolidated Stores Limited
Registration No. 1946/022751/6
Incorporated in the Republic of South Africa
Edgardale, Press Avenue, Crown Mines, Johannesburg 2092
PO Box 100, Crown Mines 2025
Fax : (011) 837-5019
Telephone : (011) 495-6000
Auditors
Ernst & Young
Wanderers Office Park,
52 Corlett Drive, Illovo 2196
Sponsors
Cazenove South Africa (Proprietary) Limited
First Floor, Moorgate
Dunkeld Park
6 North Road, Dunkeld West
P O Box 412468, Craighall
2024
These results can be viewed on the internet at: http://www.edcon.co.za
Date: 16/05/2002 03:56:00 PM Produced by the SENS Department

Edcon Acquires Retail Apparel Group`s Debtors Book And Other Assets In R200m
Release Date: 13/06/2002 08:46:30 Code(s): ECO

Edcon acquires Retail Apparel Group`s debtors book and other assets in R200m deal
Edgars Consolidated Stores Limited
(Registration No: 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share code: ECO
ISIN: ZAE000018388
Edcon acquires Retail Apparel Group`s debtors book and other assets in R200m deal
Edcon is pleased to announce that it has reached an agreement with the liquidators to take over the rights to the Retail Apparel Group`s (RAG) retail brands, the debtors book, customer data base and a number of its retail stores in a deal valued at approximately R200m. The agreement is subject to final approval by the Master of the High Court and the Competition Board. In terms of the agreement, Edcon will take immediate responsibility for the management of the book, with final valuation based on an asset verification process within the next two weeks.
Steve Ross, CEO of Edcon, says, "These acquisitions will allow Edcon to leverage its management skills and systems in debtors management, as well as convert RAG customers to its own stores with minimal disruption. The combined impact will be sales and cash flow enhancing within the current financial year, especially for United Retail, which includes the Jet, Sales House, Cuthberts and Smiley`s Warehouse brands. In addition, Edcon will strengthen its presence in Botswana, where we see additional opportunities for the group."
-Ends-
12 June 2002
Issued by:
Brunswick SA (011) 442 8803
On behalf of Edcon
Steve Ross, CEO Edcon - (011) 495 6555
John Day, Chief Strategy Officer - (011) 495 1031
Date: 13/06/2002 08:44:07 AM Produced by the SENS Department

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This email is private and confidential and its contents and attachments are the property of Edcon. It is solely for the named addressee. Any unauthorised use or interception of this email, or the review, retransmission, dissemination or other use of, or taking of any action in reliance upon the contents of
this email, by persons or entities other than the intended recipient, is prohibited.Save for communications relating to the official business of Edcon, the company does not accept any responsibility for the contents of this email or any opinions expressed in this email or its attachments .If you are not the named addressee please notify us immediately by reply email and delete this email and any attached files.Due to the nature of email Edcon cannot ensure and accepts no liability for the integrity of this email and any attachments,

Edgars Consolidated Stores Limited - Press Release
Release Date: 01/07/2002 09:32:48 Code(s): ECO

EDGARS CONSOLIDATED STORES LIMITED - PRESS RELEASE
("Edcon")
JSE code : ECO
ISIN code : ZAE000018388
Press Release
Edcon announced today an agreement with Elixir Marketing (Pty.) Ltd., trading as "Super Mart", for the purchase of their retail business. The agreement is subject to due diligence and Competition Board approval.
Super Mart is a discount general merchandise cash retailer serving middle and lower income consumers in seven locations, most of them in Gauteng.
This acquisition is consistent with Edcon`s stated strategy to become a dominant force in discount and to enhance its relevance to 20 million plus consumers. There will be an initial cash payment of R70m with further amounts payable on an earn-out basis over the next three years.
Steve Ross, CEO of Edcon, said "Super Mart complements our United Retail offering and provides synergies in areas such as marketing, procurement, real estate and other group services for both Super Mart and Edcon."
Ian Fuhr, MD of Elixir Marketing, said the sale of Super Mart to Edcon "will facilitate and accelerate our store and geographic expansion plans and provides further career and development opportunities for our employees, whom we have always considered our greatest asset."
United Retail currently includes Jet, Sales House, Cuthberts and Smileys and collectively represents about 10% of the South African market for apparel and footwear. The Sales House and Jet brands rank 2nd and 3rd respectively in the SA market according to the latest Markinor brand survey.
Super Mart is a privately held discount general merchandise retailer operating since 1988. Five stores carry the full product range and vary in size from 2900m2 to 6500m2. The product mix includes home, kitchen and tableware, music, DIY, small electrical appliances, blankets, linens, schoolwear, luggage, stationery and some apparel. The other two stores carry music and a narrower product range.
Ross added "the assimilation of Super Mart into the Edcon operation will be gradual, thus providing for the continuity and skills of their very talented team. The current Super Mart management and employees will remain in place to run and grow the business."
The final purchase price will depend on the due diligence and future earnings, but preliminary projections indicate the deal will be earnings positive for Edcon from the first year. A further announcement will be made shortly.
On behalf of Edcon :
M. R. BOWER, Chief Executive - Group Services (011) 495-6411
J. A. DAY, Chief Strategy Officer (011) 495-1031
Date: 01/07/2002 09:31:49 AM Produced by the SENS Department

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------------------Edcon Disclaimer ------------------------
This email is private and confidential and its contents and attachments

are the property of Edcon. It is solely for the named addressee. Any unauthorised use or interception of this email, or the review, retransmission, dissemination or other use of, or taking of any action in reliance upon the contents of
this email, by persons or entities other than the intended recipient, is prohibited.Save for communications relating to the official business of Edcon, the company does not accept any responsibility for the contents of this email or any opinions expressed in this email or its attachments .If you are not the named addressee please notify us immediately by reply email and delete this email and any attached files.Due to the nature of email Edcon cannot ensure and accepts no liability for the integrity of this email and any attachments, nor that they are free of any virus.Edcon accepts no liability for any loss or damage whether direct or indirect or consequential,however caused, whether by negligence or otherwise,
which may result directly or indirectly from this communication or any attached
files.

Edgars Consolidated Stores LTD ,Post office box 200 Crown Mines,
Telephone:
(011) 495-6000

Edgars Consolidated Stores Limited - Press Release
Release Date: 17/07/2002 10:11:19 Code(s): ECO

Edgars Consolidated Stores Limited - Press Release
EDGARS CONSOLIDATED STORES LIMITED
("Edcon")
JSE code: ECO
ISIN code: ZAE000018388
PRESS RELEASE
Edcon announced today at its 56th Annual General Meeting that, given trading conditions for the first three months of the 2003 financial year, it was now more positive about the company`s performance when compared to previously published prospects. The company stated in May that it expected "a modest increase in sales in nominal terms, but a meaningful rise in earnings per share for the year to March 2003."
Commenting on the group`s improved position, Edcon CEO Stephen Ross said "The clothing footwear and textile (CFT) market has remained buoyant for the past three months and group sales have exceeded expectations. Particularly pleasing has been the good profit conversion (profit to sales ratio), confirming the effectiveness of the turnaround initiatives of the past three years and the substantial benefits that Edcon has gained from streamlining and improving all dimensions of the business."
Ross went on to say that "if the higher interest rate environment and effects of inflation do not dampen the CFT market in the months ahead, the group`s prospects for the half year to September and for the full year to March should be better than previously anticipated."
Commenting on the progress of the group`s securitisation program, Mark Bower, Chief Executive - Group Services, advised that the process was progressing according to plan and that a "Dutch Auction" of the notes will be held on 24 July 2002 with the full proceeds of the issue of R1,93 billion being received by the securitisation vehicle on 29 July. Further details, including the pricing of the notes will be provided after the auction.
The Board is also pleased to advise that shareholders today approved a special resolution to authorise Edcon to buy back a further 10% of its issued share capital. Purchases in terms of this authority will be financed from excess cash resources post the securitisation.
On behalf of Edcon
SM ROSS - Chief Executive 495-7022
M R BOWER - Chief Executive Group Services 495-6411
Date: 17/07/2002 10:09:59 AM Produced by the JSE SENS Department

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Edgars Consolidated Stores Limited - Change In Directorate
Edgars Consolidated Stores Limited
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code: ECO
ISIN Code: ZAE000018396
"Edcon"
CHANGE IN DIRECTORATE
Edcon hereby advises that Mr Kenneth Coenraad van Aardt, an executive director, has resigned from the Edcon Board with effect from 18 July 2002. Mr van Aardt's resignation is as a result of his appointment to the new position of Chief Operating Officer, which does not carry a main board seat.
David Viviers
Group Secretary
18 July 2002
Date: 18/07/2002 12:40:00 PM Produced by the JSE SENS Department

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Edgars Consolidated Stores Limited - Securitisation Of A Portion Of The Edcon Debtors' Book ("The Securitisation")
EDGARS CONSOLIDATED STORES LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/6)
JSE code: ECO ISIN: ZAE000018388
("Edcon")
SECURITISATION OF A PORTION OF THE EDCON DEBTORS' BOOK ("THE SECURITISATION")
INTRODUCTION
On 16 May 2002, Edcon announced in its Annual Report for the year to March 2002 that the Board of Directors of Edcon had approved the securitisation of a portion of its debtors' book. Shareholders are advised that the securitisation has been successfully implemented, and that in terms of the securitisation, Micawber 280 Limited, trading as OntheCards Investments ("OntheCards") has acquired from Edcon a portion of its debtors' book as well as the Edcon debtors book owned by Nedcor Limited ("Nedcor").
RATIONALE FOR THE SECURITISATION
Edcon has historically been classified primarily as a retailer. However, with a debtors' book under management of over R3 billion, it is also a significant provider of credit. Edcon's expertise in credit management and collection is reflected in the high quality of its debtors' book. The quality and size of the debtors' book makes it an attractive asset for securitisation, and both Edcon and its debtors' book have received high ratings from the agency appointed by Edcon to rate the company and the debtors' book in anticipation of the securitisation.
Edcon believes that the securitisation will unlock value for Edcon shareholders by separating the retailing and credit granting businesses within the Edcon group. This will allow Edcon to manage the credit and interest rate risk inherent in its debtors' book more effectively. The securitisation will also lower the cost to Edcon of funding its debtors, benefiting from OntheCards' direct access to the capital markets.
The proceeds from the securitisation will be used to repay debt and will leave Edcon in an ungeared position. This will place Edcon in a strong position to pursue and fund future expansion opportunities.
TERMS OF THE SECURITISATION
In terms of the securitisation, which is the first such transaction to be implemented in South Africa, Edcon will sell (free of any encumbrance) and assign certain existing and future debtors' obligations to OntheCards on a non-recourse basis. The portion of the debtors' book to be acquired by OntheCards will consist of just under 2 million accounts with a total value of approximately R2.3 billion. This amount includes the Edcon debtors' balances of approximately R1.2 billion that are currently owned by Nedcor.
OntheCards will fund the acquisition of the Edcon debtors' book as follows:

	Rm
Class A Secured Floating Rate Notes	1 730
Class B Secured Floating Rate Notes	200
Subordinated loan from Rand Merchant Bank, a division of	370

the Bond Exchange of South Africa with effect from 29 July 2002. The notes were auctioned on 24 July 2002 and the price obtained above the Johannesburg Inter Bank Acceptance Rate was 0.9% in respect of the Class A Secured Floating Rate Notes and 2.2% in respect of the Class B Secured Floating Rate Notes.

The disposal of the debtors' book to OntheCards will result in a net cash inflow of approximately R1.1 billion for Edcon. Out of these proceeds, Edcon will acquire an exposure to OntheCards through an indirect credit-linked investment of R370 million. The credit risk assumed by Edcon will be linked to the subordinated loan provided to OntheCards by RMB and there will be no recourse to Edcon on any of the debtors' sold.

Accordingly, the net cash benefit to Edcon arising out of the securitisation will amount to approximately R730 million.

Edcon has entered into a servicing agreement with OntheCards in terms of which it will continue to manage the debtors acquired by OntheCards in the ordinary course of its credit management business. Edcon will be liable for an amount of up to R30 million in the event that it is unable to fulfil its obligations in terms of this servicing agreement.

FINANCIAL EFFECTS OF THE SECURITISATION

The principal financial effect of the securitisation is to leave Edcon ungeared. The securitisation will also result in a significant reduction in the cost to Edcon of funding its debtors, as the interest payable on the Secured Floating Rate Notes is lower than the equivalent term bank funding available to Edcon. Based on current interest rates and the amount raised, the annual pre-tax interest saving to Edcon would amount to approximately R12.9 million.

Due the incomparability of the funding profiles of the securitised debtors' book and Edcon's funding during the financial year ended 30 March 2002, it is not considered meaningful to present the effect of future interest savings on Edcon's historic earnings per share. The securitisation will not have a material effect on the Net Asset Value of Edcon.

FURTHER DOCUMENTATION

OntheCards will publish an offering circular on Monday 29 July 2002 setting out full terms and conditions of the Secured Floating Rate Notes and the securitisation. Copies of the offering circular are available on request at the following locations:

RMB	1 Merchant Place, Corner Rivonia Road and Fredman Drive, Sandton, 2196
Cazenove	First Floor, Moorgate, Dunkeld park, 6 North Road, Dunkeld West, 2196
Edcon	Edgardale, Press Avenue, Crown Mines, 2092

Johannesburg
29 July 2002

Sponsor to Edcon	Securitisation manager	Merchant bank
Cazenove	Rand Merchant Bank (A division of FirstRand bank Limited)	RMB Corporate Finance (A division of FirstRand bank Limited)

Date: 29/07/2002 10:51:58 AM Produced by the JSE SENS Department

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EDGARS CONSOLIDATED STORES LIMITED - CHANGE IN DIRECTORATE
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code : ECO ISIN Code : ZAE000018396
CHANGE IN DIRECTORATE
Edcon is pleased to announce the appointment to the Board of Mr Adriaan van Aswegan Boshoff as an Executive Director with effect from 15 August 2002. Mr Boshoff is the Chief Executive of United Retail Limited, the division of Edcon which trades as Jet, Sales House, Cuthberts and Smiley's Wearhouse. He has been in Edcon's employ since March 1988 and assumed the position of Chief Executive : United Retail in February 2002.
Johannesburg
16 August 2002
Date: 16/08/2002 10:27:00 AM Produced by the JSE SENS Department

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Edgars Enters Into Management Agreement With Arthur Kaplan Jewellers
EDGARS CONSOLIDATED STORES LIMITED
("Edcon")
JSE code: ECO
ISIN code: ZAE000018388
PRESS RELEASE
EDGARS ENTERS INTO MANAGEMENT AGREEMENT WITH ARTHUR KAPLAN JEWELLERS
Edgars, one of the chains in the Edcon Group, and Arthur Kaplan Jewellers ("AKJ") have entered into a management agreement which will have AKJ manage most aspects of Edgars jewellery and watch business. The AKJ management agreement will give Edgars the benefit of AKJ's expertise while giving the AKJ offering exposure to a wider market.
23 August 2002
Date: 23/08/2002 03:57:00 PM Produced by the JSE SENS Department

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Edcon Acquires CNA
EDGARS CONSOLIDATED STORES LIMITED
("Edcon")
JSE code: ECO
ISIN code: ZAE000018388
EDCON ACQUIRES CNA

The Joint Provisional Liquidators of both Consolidated News Agencies (Pty) Ltd and Central News Agency (Pty) Ltd (together "CNA") on 9 October 2002 advised Edcon that Edcon's bid to acquire CNA had been successful. In terms of the transaction, which is subject to the approval of the Court and Competition authorities, Edcon has agreed to acquire the assets (excluding foreign entities) and to assume certain liabilities of CNA, valued at R11 million, for a net purchase price of approximately R130 million.

CNA is a retailer of books, stationery, magazines, music, interactive computer software and toys. Edcon will be taking over approximately 137 CNA stores. All but a few of these stores are in the same cities or trading nodes as Edcon stores and there is a great similarity of customer base between CNA and Edgars. The acquisition of CNA will permit Edcon to expand its retail base profitably through product lines that are complementary to those currently offered across the group. Edcon expects CNA's turnover in the first full trading year to be approximately R800 million.

It is expected that the inclusion of CNA into the Edcon group will have a small positive effect on the profitability of Edcon in the present financial year. However, in the medium to longer term, Edcon expects that CNA will make a positive contribution to the financial performance of Edcon. Although CNA has weaknesses in logistics, retail disciplines, customer marketing and brand disciplines, all of these areas are where Edcon believes it can bring its strengths to bear, to restore the value long associated with the CNA brand.

Further details of Edcon's strategy with regard to CNA will be included in the announcement of the company's interim results for the half year ended 28 September 2002, which will be on 12 November 2002.

Johannesburg
10 October 2002
SPONSOR
Cazenove
Date: 10/10/2002 08:20:00 AM Produced by the JSE SENS Department

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Edcon - PREFERENCE DIVIDEND NO. 113
Edgars Consolidated Stores Limited
(Registration No: 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share code: ECOP
ISIN code: ZAE000018396
PREFERENCE DIVIDEND NO. 113
NOTICE IS HEREBY GIVEN THAT a dividend at the rate of 6 percent per annum (6 cents) in respect of the period 1 July 2002 to 31 December 2002 has been declared payable to holders of Preference Shares recorded in the books of the Company at the close of business on Friday, 13 December 2002.
In compliance with the requirements of STRATE, the following dates are applicable:

Last day to trade cum the dividend	Friday, 6 December 2002
Date trading commences ex the dividend	Monday, 9 December 2002
Record Date	Friday, 13 December 2002
Date of Payment	Tuesday, 17 December 2002

Share certificates may not be dematerialised or rematerialised between Monday, 9 December 2002 and Friday, 13 December 2002, both dates inclusive.
Dividends are declared payable in the currency of the Republic of South Africa.
By order of the Board
D J Viviers
Group Secretary
1 November 2002
Registered Office:
Edgardale
Press Avenue
Crown Mines
Johannesburg
2025
Date: 31/10/2002 03:30:02 PM Produced by the JSE SENS Department

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Edgars Consolidated Stores Limited - Interim Report Six Months To September 2002
Edgars Consolidated Stores Limited
"EDCON"
(Registration No : 1946/022751/06)
Incorporated in the Republic of South Africa
Share Code : ECO ISIN number : ZAE000018388
INTERIM REPORT SIX MONTHS TO SEPTEMBER 2002
SALIENT FEATURES
COMPARABLE STORE SALES
rise by 17%
HEADLINE EARNINGS PER SHARE UP
219% at a record 290 cents per share
RECORD INTERIM DIVIDEND
123 cents per share compares with 36 cents last year
SUCCESSFUL SECURITISATION OF DEBTORS BOOK INCREASES
CASH BALANCES TO R750 MILLION
NEW BUSINESSES ACQUIRED
(RAG, SUPER MART AND CNA)
COMMENT
THE RETAIL ENVIRONMENT
Against the background of considerable uncertainty in global markets, the South African economy has displayed remarkable resilience during the six months under review. Personal taxation cuts announced by the Minister of Finance in the past three years and positive economic growth have boosted consumer spending. This has been achieved in spite of higher domestic inflation and local interest rates increasing beyond expectation, as the effects of the weaker Rand permeated the economy.
The upturn in the first quarter of calendar 2002 gained momentum, and based on statistics provided by the Retailers' Liaison Committee, national clothing, footwear and textile (CFT) sales have risen by 19% in the past six months, while space occupied by clothing retailers has also increased. The pace of sales growth has accelerated, particularly in footwear and childrenswear.
GROUP RESULTS
Further meaningful benefits from the turnaround strategies, implemented by management over the past three years, have been realised in these financial results.
The recovery, which commenced last year, continued into the current period and is highlighted by Edcon achieving its highest ever interim headline earnings per share of 290c - 219% up on earnings for the comparable six month

efficient supply chain management and lower markdowns contributed towards a significant improvement in the gross profit margin from 35,9% to 38,3%.
The Edgars chain increased its CFT turnover by 16% and cellular sales by 32%, despite operating within 3% less space and with 31 fewer facias. Trading profits improved by 90%, demonstrating the effectiveness of Edgars' focus on appropriate and well priced merchandise, disciplined cost management and high levels of customer service. Particularly pleasing has been the double digit performance of softlines and active footwear and apparel. These businesses in Edgars contribute 39% of total revenue reported for Edcon. Most notable was that Starting Block, ladies and kids apparel achieved turnover growths in excess of 20% and gross profit growths of over 30%. Enhanced merchandise management and the benefits of Retek, the Group's new merchandise system, are evidenced in the marked improvement in Edgars' stock turn from 3,5 times last year to 4,4 times.
United Retail, incorporating Jet, Sales House, Cuthberts and Smiley's Wearhouse, is beginning to realise the benefits of restructuring. The business delivered a 7% increase in CFT sales with 5% less trading space, and this, combined with controlled store expenses and focused inventory management, has contributed to the 23% rise in trading profit. The chain's progressive improvement, particularly over the last three months, bodes well for a strong performance during the vital December trading period. Of significance has been its ability to achieve volume sales growth out of stock holdings some 25% below those of last year. In spite of United Retail's decision to sell airtime for cash only, the turnover in the cellular division matched that of the comparative period last year.
The Group's commitment to sustainable growth is reflected in substantially higher expenditure on systems and information technology, included in other operating costs. The negligible rise in store costs reflects the efficacy of continuing expense management disciplines within the stores. Consequently, retail trading profit increased by 70%.
A notable achievement has been the reduction in the total cost of financing from R73 million last year to R7 million. This reflects a lower bad debt experience, arising from ongoing improvements in the quality of the debtors book (86% of the accounts under administration are now current), coupled with the recognition of a R36 million gain from better than anticipated collections on the debtors' book purchased from the Retail Apparel Group (RAG). This non-recurring profit has been excluded from headline earnings.
The Financial Services division, in its second full year of operation, more than doubled its contribution to R45 million. To facilitate an understanding of the separate trading and credit granting businesses, the format of the Group income statement has been changed and additional disclosure on the cost of financing has been provided. The operating profit, after credit and financial services, rose from 4% of sales last year to over 8% - well within reach of the Group's long-term target of 10%.
In terms of the Group's dividend policy of covering dividends 2,6 times by attributable earnings, the board has declared a record interim dividend of 123 cents, reflecting a 242% growth on last year's interim dividend.

SECURITISATION

In the 2002 year-end results announcement and annual report, Edcon announced its intention to securitise a significant portion of its receivables. The securitisation transaction was completed in July 2002 and resulted in OntheCards Investments (OtC) acquiring, on a non-recourse basis, certain receivables from Edcon and Nedcor, which both previously financed these accounts. The transaction unlocked value for Edcon shareholders and gave Edcon access to a lower cost of funding via the capital markets. The net proceeds of R798 million were utilised to repay debt and, accordingly, the Group is now particularly well-positioned to continue pursuing future growth opportunities.
OtC was funded by the issue of R1,9 billion of rated notes into the market and by a subordinated of R370 million. The latter amount in fact represents the full extent of Edcon's risk on the debtors sold. Edcon remains the service provider to OtC and is responsible for the ongoing credit management of the accounts owned by OtC.

ACQUISITIONS (Approved by the Competition Authorities)

RAG Receivables Book and Other Assets

R36 million of which is recognised in these results for the six-months. The purchase allows Edcon to leverage its debtor's management competencies and to strengthen its presence in Botswana.

Super Mart

This acquisition was effective 1 October 2002 and its integration into the Edcon Group is now in progress. Super Mart is a discount general merchandise retailer serving South Africa's mass lower income market. The purchase price consists of an initial payment of R70 million, together with contingency payments to a maximum of R70 million, staggered over the next three years and dependent on future earnings. Super Mart, a cash only business, strengthens Edcon's presence in the under-developed discount channel.

CNA

As announced in October 2002, Edcon acquired selected assets and assumed certain liabilities of CNA for a net purchase price of approximately R130 million. CNA is a retailer of books, stationery, magazines, music, interactive computer software and toys, with the highest market share in South Africa of books and magazines. Their product range complements Edcon's current offerings and Edcon believes its strengths in merchandising and logistics management can turn around CNA's recent disappointing performance.

CASH FLOWS AND FINANCIAL POSITION

The quality of Edcon's earnings is demonstrated by a significant increase in attributable cash flow per share to 935 cents, more than double that of the previous year. Continued disciplined inventory management and increased profitability, combined with efficient collections, contributed to a dramatic increase in cash generated from operating activities. The proceeds from the securitisation transaction allow the Group to reduce its interest bearing debt and to fund the acquisitions mentioned above. The Group's policy of unlocking excess capital continued in the current period and a further 1,1 million shares were bought back for R45 million and cancelled. Edcon's financial position is now exceptionally strong, with cash and cash equivalents, net of interest bearing debt, at R545 million. Current borrowing facilities available for utilisation are R1,1 billion.

CORPORATE GOVERNANCE

The Group, at all levels, subscribes to the values of good corporate governance and is committed to applying the principles of the second King Report and the JSE Securities Exchange South Africa requirements. It is also determined to conduct business with discipline, integrity, transparency and social responsibility.

PROSPECTS

High interest rates and double digit inflation will dampen consumer spending somewhat in the months ahead. Nevertheless, the board is of the opinion that the current positive momentum in the market should continue and that this will buoy CFT sales through the vitally important festive season. Based on this assumption, and with the turnaround in Edgars and United Retail now complete, headline earnings per share for the full year could exceed previous record earnings. Further benefits from the new acquisitions are expected to become evident in the next financial year.

For and on behalf of the board

W S MacFarlane — Chairman

S M Ross — Chief Executive Officer

INCOME STATEMENT

	2002 26 weeks September Rm (unaudited)	2001 26 weeks September Rm (unaudited)	Change %	2002 52 weeks March Rm (audited)
Revenue - retail sales	3 478,3	3 087,0	13	6 709,8
Cost of sales	2 147,7	1 978,8		4 264,1
Gross profit	1 330,6	1 108,2		2 445,7
Store costs	674,3	669,2		1 381,1
Other operating costs	397,3	287,1		680,8
Retail trading profit	259,0	151,9	70	383,8
Credit and financial services profit/(loss) (see note 2)	25,8	(28,4)		(55,2)
Operating profit before financing costs	284,8	123,5		328,6
Net financing costs (see note	32,7	44,9		63,5

Profit before taxation	252,1	78,6		265,1
Taxation	88,3	26,3		93,4
Earnings attributable to ordinary shareholders	163,8	52,3	213	171,7

NOTES:

Note 1

The accounting policies adopted for the purpose of this report comply with South African Statements of Generally Accepted Accounting Practice, AC127: Interim Financial Reporting and International Accounting Standards and are consistent with those of the previous year.

Note 2

Cost of credit	(19,6)	(49,1)		(111,4)
Financial services profit	45,4	20,7		56,2
Credit and financial service profit/(loss) (per income statement)	25,8	(28,4)		(55,2)
Notional financing costs allocated on own debtors*	(113,0)	(101,5)		(197,0)
Total cost of credit	(87,2)	(129,9)		(252,2)
Net financing costs (per income statement)	(32,7)	(44,9)		(63,5)
Notional financing receipts allocated	113,0	101,5		197,0
Group net financing receipts	80,3	56,6		133,5
Total cost of financing	(6,9)	(73,3)		(118,7)

* Being a market related charge on the balance sheet assets within the credit area.

Note 3

Dilution on possible exercise of share options

	2002	2001		2002
	26 weeks	26 weeks		52 weeks
September September Change	March			
	Rm	Rm	%	Rm
	(unaudited)	(unaudited)		(audited)
Weighted average number of ordinary shares in issue (000) (reflecting share buy-backs)	51 158	57 198		56 667
Earnings per ordinary share (cents):				
- attributable earnings basis	320	91	252	303
- headline earnings basis	290	91	219	304
Diluted earnings per ordinary share (cents) (note 3)				
- attributable earnings basis	305	90	239	296
- headline earnings basis	276	90	207	297
Dividends per ordinary share (cents)	123	36	242	117
Reconciliation of headline earnings				
Group attributable earnings	163,8	52,3		171,7
Plus: Loss on disposal of fixed assets net of taxation	7,9	-		0,6
Less: Part recognition of discount on acquisition of RAG receivables net of taxation	(23,4)	-		-
Headline earnings	148,3	52,3		172,3
Segmental analysis				
Retail sales				
Clothing, Footwear and Textiles				
- Edgars				
	2 134,1	1 846,7	16	3 939,4
- United Retail	1 115,3	1 038,2	7	2 339,0
	3 249,4	2 884,9	13	6 278,4
Cellular products				
- Edgars	112,2	84,9	32	185,8
- United Retail	116,7	117,2	-	245,6
	228,9	202,1	13	431,4

Retail trading profit				
- Edgars	208,9	109,9		296,4
- United Retail	44,9	36,5		115,5
- Other	5,2	5,5		(28,1)
	259,0	151,9	70	383,8
	September 2002	September 2001		March 2002
Retail space (m2)				
- Edgars	382 127	395 115		391 566
- United Retail	285 598	300 593		289 495
	667 725	695 708	(4)	681 061
No. of facias	152	183		166
- Edgars				
- United Retail	571	456		557
	723	639		723

CASH FLOW STATEMENT

	2002 26 weeks September	26 weeks September	52 weeks March
Rm Rm Rm			
	(unaudited)	(unaudited)	(audited)
Cash retained from operating activities			
Operating profit	284,8	123,5	328,6
Depreciation and amortisation	98,3	96,0	198,7
Other non-cash items	(23,6)	0,6	2,7
Cash "EBITDA"	359,5	220,1	530,0
Reduction in working capital	183,7	97,9	185,7
Inventories	53,8	44,6	180,9
Accounts receivable and prepayments	(162,1)	(43,3)	(43,9)
Accounts payable	292,0	96,6	48,7
Cash generated from operating activities	543,2	318,0	715,7
Net financing costs paid	(32,7)	(44,9)	(63,5)
Taxation paid	(32,1)	(13,9)	(40,0)
Cash inflow from operations	478,4	259,2	612,2
Dividends paid	(42,0)	(36,8)	(57,2)
Net cash retained	436,4	222,4	555,0
Cash generated from/(utilised in) investment activities			
Increase in property, plant and equipment	(29,5)	(77,4)	(129,0)
Acquisition of RAG assets	(229,1)	-	-
Net proceeds of securitisation	798,3	-	-
Purchase of FNB/Jet branded book	(27,0)	-	-
Other	(5,6)	(0,9)	(30,8)
Net cash generated/(invested)	507,1	(78,3)	(159,8)
Cash effects of financing activities			
Decrease in shareholder funding	(44,6)	(12,0)	(141,5)
Decrease in interest bearing debt	(365,8)	(135,2)	(238,7)
Net cash outflow from financing activities	(410,4)	(147,2)	(380,2)
Increase/(decrease) in cash and cash equivalents	533,1	(3,1)	15,0
Cash and cash equivalents at the beginning of the period	215,5	180,5	180,5
Currency adjustments	1,0	7,9	20,0
Cash and cash equivalents at the end of the period	749,6	185,3	215,5
Attributable cash flow per share (cents)	935	449	1 080

BALANCE SHEET

2002 2001 2002

September	September	March
Rm	Rm	Rm

ASSETS			
Non-current assets			
Properties, fixtures, equipment and vehicles	760,0	733,2	825,8
Trademarks	-	1,8	-
Negative goodwill	(16,0)	-	-
Investments	413,9	13,9	13,9
Other	81,6	46,1	76,0
Total non-current assets	1 239,5	795,0	915,7
Current assets			
Inventories	938,7	1 129,7	993,2
Accounts receivable and prepayments	1 268,1	2 072,7	2 026,8
Cash and cash equivalents	749,6	185,3	215,5
Total current assets	2 956,4	3 387,7	3 235,5
Total assets	4 195,9	4 182,7	4 151,2
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shareholders' equity	2 379,3	2 308,6	2 296,8
Minority interest	0,3	0,4	0,6
Total shareholders' equity	2 379,6	2 309,0	2 297,4
Interest bearing debt	204,7	676,5	575,0
	2 584,3	2 985,5	2 872,4
Interest free liabilities			
Current	1 431,2	1 041,2	1 104,3
Deferred taxation	180,4	156,0	174,5
Total interest free liabilities	1 611,6	1 197,2	1 278,8
Total equity and liabilities	4 195,9	4 182,7	4 151,2
Gearing ratios			
Net interest bearing debt/ total shareholders' funds	(0,23)	0,21	0,16
Total liabilities/ total shareholders' funds	0,76	0,81	0,81
Future capital expenditure	Rm	Rm	Rm
Contracted	18,3	2,0	6,5
Authorised but not contracted	107,0	80,4	151,0
Net equity per ordinary share (cents)	4 692	4 019	4 431

STATEMENT OF CHANGES IN ORDINARY SHAREHOLDERS' EQUITY

2002 2001 2002	September Rm (unaudited)	September Rm (unaudite d)	March Rm (audited)
Ordinary shareholders' equity at the beginning of the year	2 296,8	2 305,3	2 305,3
Share capital			
Share buy-back	(44,6)	(12,0)	(141,5)
Movements in distributable reserves			
Earnings attributable to ordinary shareholders	163,8	52,3	171,7
Ordinary dividends	(42,0)	(36,8)	(57,2)
Movements in non-distributable reserves			
Foreign currency translation reserve	1,0	(6,9)	7,8
Other	4,3	6,7	10,7
Ordinary shareholders' equity at the end of the period	2 379,3	2 308,6	2 296,8

DIRECTORS

Non-executive directors

WS MacFarlane (Chairman)
AJ Aaron
TN Eboka
ZB Ebrahim

*Netherlands
Executive directors
SM Ross** (Chief Executive)
AVA Boshoff
MR Bower
Dr U Ferndale
JL Spotts**
**USA
Group Secretary
DJ Viviers
Transfer secretaries
Computershare Investor Services Limited
70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown, 2107
Fax : (011) 370-5487
Telephone : (011) 370-5000
Registered office
Edgars Consolidated Stores Limited
Edgardale, Press Avenue, Crown Mines, Johannesburg 2092
PO Box 100, Crown Mines 2025
Fax : (011) 837-5019
Telephone : (011) 495-6000
Auditors
Ernst & Young
Sponsors
Cazenove South Africa (Pty) Limited
First Floor, Moorgate
Dunkeld Park
6 North Road, Dunkeld West
PO Box 412468
Craighall
2024
Telephone (011) 280 7900
These results can be viewed on the Internet at http://www.edcon.co.za
INTERIM CASH DIVIDEND
Notice is hereby given that the interim ordinary dividend (No.112) of 123 cents per share in respect of the 26 weeks ended 28 September 2002 has been declared payable to the holders of ordinary shares appearing in the records of the company at the close of business on Friday, 27 December 2002. The dividend is declared payable in the currency of the Republic of South Africa and in compliance with the requirements of STRATE, the following dates are applicable:

Last day to trade cum the dividend	Wednesday,18 December 2002
Date trading commences ex the dividend	Thursday,19 December 2002
Record date	Friday,27 December 2002
Date of payment	Monday, 30 December 2002

Share certificates may not be dematerialised or rematerialised between Thursday, 19 December 2002 and Friday, 27 December 2002, both dates inclusive.
On behalf of the board
D.J. Viviers
Group Secretary
Johannesburg
12 November 2002
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EDCON - DEALING IN SHARES BY A DIRECTOR
EDGARS CONSOLIDATED STORES LIMITED
"EDCON"
(Registration No : 1946/022751/06)
Incorporated in the Republic of South Africa
Share Code : ECO ISIN number : ZAE000018388
DEALING IN SHARES BY A DIRECTOR (NON-EXEC)
In compliance with Rule 3.72 - 3.75 of the JSE Listings Requirements, the following information is disclosed :

Name of Director :	Arthur Jacob Aaron
Transaction Date :	13 November 2002
Number of Shares :	8283
Class of security :	Ordinary Shares of 10 cents each
Average Price per Share:	4509 cents
Nature of Transaction:	Purchase
Extent of Interest :	Directly beneficial

D.J. Viviers
Group Secretary
Johannesburg
14 November 2002
Date: 14/11/2002 12:30:41 PM Produced by the JSE SENS Department

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Edcon - Dealing In Shares By A Director (NON-EXEC)
EDGARS CONSOLIDATED STORES LIMITED
"EDCON"
(Registration No : 1946/022751/06)
Incorporated in the Republic of South Africa
Share Code : ECO ISIN number : ZAE000018388
DEALING IN SHARES BY A DIRECTOR (NON-EXEC)
In compliance with Rule 3.72 - 3.75 of the JSE Listings Requirements, the following information is disclosed:

Name of Director :	Arthur Jacob Aaron
Transaction Date :	18 November 2002
Number of Shares :	2717
Class of security :	Ordinary Shares of 10 cents each
Average Price per Share:	4847 cents
Nature of Transaction:	Purchase
Extent of Interest :	Directly beneficial

D.J. Viviers
Group Secretary
Johannesburg
19 November 2002
Date: 19/11/2002 11:31:50 AM Produced by the JSE SENS Department

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EDGARS CONSOLIDATED STORES LIMITED - DEALING IN SHARES BY A DIRECTOR
EDGARS CONSOLIDATED STORES LIMITED
"EDCON"
(Registration No : 1946/022751/06)
Incorporated in the Republic of South Africa
Share Code : ECO ISIN number : ZAE000018388
DEALING IN SHARES BY A DIRECTOR (NON-EXEC)
In compliance with Rule 3.72 - 3.75 of the JSE Listings Requirements, the following information is disclosed :

Name of Director (None-Executive:	Zohra Begum Ebrahim
Transaction Date :	27 November 2002
Number of Shares :	1000
Class of security :	Ordinary Shares of 10 cents each
Average Price per Share:	5160 cents
Nature of Transaction:	Purchase
Extent of Interest :	Directly beneficial

D.J. Viviers
Group Secretary
Johannesburg
28 November 2002
Date: 28/11/2002 03:43:39 PM Produced by the JSE SENS Department

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EDGARS CONSOLIDATED STORES LIMITED - DEALING IN SHARES BY A DIRECTOR
EDGARS CONSOLIDATED STORES LIMITED
(Registration No: 1946/022751/06)
Incorporated in the Republic of South Africa
Share Code: ECO
ISIN: ZAE000018388
DEALING IN SHARES BY A DIRECTOR
In compliance with Rule 3.72 - 3.75 of the JSE Listings Requirements, the following information is disclosed:

Name of Director:	Stephen Michael Ross
Transaction Date:	13 December 2002
Number of Shares:	50 000
Class of security:	Ordinary Shares of 10 cents each
Average Price per Share:	5500 cents
Strike price per Share:	2061 cents
Nature of Transaction:	Sale
Extent of Interest:	Directly beneficial

Mr Ross has taken up 50 000 of his share options for estate and financial planning purposes. These options constitute approximately 4% of his total entitlement.
Johannesburg
18 December 2002
Date: 18/12/2002 02:35:21 PM Produced by the JSE SENS Department

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EDGARS CONSOLIDATED STORES LIMITED - TRADING UPDATE
EDGARS CONSOLIDATED STORES LIMITED
("Edcon")
JSE code: ECO
Registration number 1946/022751/06
ISIN code: ZAE000018388
TRADING UPDATE

Edcon's trading and sales remained buoyant through the festive season with higher interest rates and double digit inflation not yet impacting performance. As a result, group turnover for the last quarter exceeded expectations.

December 2002 sales of R1,5 billion were 31% above the same period last year, while the growth in comparable store sales in the Edgars and United chains was 20% and 24% respectively. United incorporates Jet, Sales House, Cuthberts and Smiley's Wearhouse. CNA comparable store performance was down 14%. This was expected given the group's strategy to lower ticket prices to clear old stock.

By merchandise category, Edgars' ladieswear, athleticwear, mens' casualwear and kidswear performed particularly strongly in December, while in United the growth in ladieswear, footwear, and boyswear exceeded that of the chain. Cellular products sold well in both chains and recorded an increase of 36% on last year.

For the quarter ended 28 December 2002, Edcon's sales rose by 29%. On a comparable store basis, Edgars recorded an increase of 21% and United increased by 23%.

The gross profit rate was above that reported last year for the quarter in both Edgars and United and the trading profit conversion for the quarter exceeded previous estimates.

Closing stocks at the end of December are well below last year's levels and, accordingly, markdown activity in the months ahead will be limited. Collections on debtor accounts in December were gratifying and above internally forecast levels.

After a particularly pleasing and profitable third quarter, the group is confident that headline earnings per share for the full year to March 2003 will comfortably exceed previous record earnings.

7 January 2003
Sponsor
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Date: 07/01/2003 03:50:54 PM Produced by the JSE SENS Department

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Edgars Consolidated Stores Limited - Repurchase Of Ordinary Shares On The Open Market
Edgars Consolidated Stores Limited
"Edcon"
Registration number 1946/022751/6
Incorporated in the Republic of South Africa
ISIN number: ZAE000018388
Share Code: ECO
REPURCHASE OF ORDINARY SHARES ON THE OPEN MARKET
Shareholders are advised that Edcon has purchased 5 744 460 (10%) of its own shares on the open market, acting in terms of the general authority granted by shareholders at the annual general meeting held on 17 July 2002 ("the general authority") to purchase up to 10% of its own shares. The repurchase program under this general authority has now been completed.
In accordance with the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), Edcon discloses the following:
Repurchases of shares

Total number of shares repurchased	5 744 460
Total value of shares repurchased (Rands)	319,087,154.31
Average price paid (Rands)	55.55
Highest price paid (Rands)	60.00
Lowest price paid (Rands)	38.85
Period of repurchases	1 August 2002 to 28 January 2003 (Excluding closed periods)

The share purchases were funded from available cash resources.
Directors' statement
The Directors have considered the effect of the repurchases and are of the opinion that:
the ability of Edcon and the Group to continue to pay their debts in the ordinary course of business will not be affected by the repurchases for the period of 12 months after the date of this announcement;
the assets of Edcon and the Group exceed their liabilities, measured in accordance with the accounting policies used in Edcon's audited annual financial statements for the year ended 30 March 2002;
the ordinary capital and reserves of Edcon and the Group are adequate for their

the working capital of Edcon and the Group are adequate for their requirements for the period of 12 months from the date of this announcement.

Financial effects of the repurchase

Based on Edcon's interim financial statements for the six months ended 28 September 2002 and assuming that the shares had been repurchased on 1 April 2002, the effect on the earnings and net asset value per share would have been as follows:

Cents per share	Before the repurchase	After the repurchase	% change
Earnings	320.1	326.5	2.0
Headline earnings	289.9	292.9	1.0
Net asset value	4 692.0	4 449.6	(5.2)

Assumptions

The numbers after the share repurchase assume a loss of interest received of 13.08% per annum before taxation (8.5% per annum after taxation).

The earnings and headline earnings per share after the share repurchase are based on Edcon's issued share capital less shares repurchased, but not cancelled.

JSE Securities Exchange listing

The 5 744 460 shares repurchased will be cancelled from the issued share capital of Edcon and restored to the status of authorised but unissued shares and the shares that have been repurchased will be delisted.

Johannesburg

28 January 2003

Sponsor

Cazenove

Date: 28/01/2003 05:32:46 PM Produced by the JSE SENS Department

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EDGARS CONSOLIDATED STORES LIMITED - ANNOUNCEMENT
EDGARS CONSOLIDATED STORES LIMITED
"Edcon"
Registration number 1946/022751/6
Incorporated in the Republic of South Africa
ISIN number: ZAE000018388
Share Code: ECO

The Competition Tribunal announced yesterday that Edcon"s first acquisition from the liquidators of Retail Apparel Group (RAG) on 16 June 2002 was more than merely the acquisition of a debtors book but rather constituted the purchase of RAG"s custom, being a "part of the business" of RAG which could result in future sales and market share gains to Edcon, which should have been notified to the Competition Commission before implementation.

The Tribunal accepted that Edcon"s decision not to notify the Competition Commission before implementing the transaction was made in good faith and based on the legal advice of its attorneys, Werksmans. The Tribunal expressed the view that, given the facts and although it reached a different conclusion, it could not suggest that the advice Edcon received was unreasonable or not considered. The Tribunal"s view of the transaction as being more than a sale of book debts, led the Tribunal to refrain expressly from deciding whether a sale of book debts constitutes a notifiable merger. The Tribunal did, however, note its disagreement with the Competition Commission"s initial stance that, because book debts are assets, every sale of book debts is a merger.

The Tribunal found that Edcon did not intend to evade competition scrutiny and co-operated with the Competition Commission and that the violation was of a procedural rather than a substantive nature. It also acknowledged that Edcon has never previously been found to be in contravention of the Competition Act.

The Tribunal has therefore ruled that the fine payable by Edcon be reduced from R85, 5 million to R250 000. Edcon does not intend to appeal the decision.

25 March 2003
Sponsor
Cazenove

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Edcon - Change In Directorate
EDGARS CONSOLIDATED STORES LIMITED
"Edcon"
Registration number 1946/022751/6
Incorporated in the Republic of South Africa
Share Code: ECO ISIN number: ZAE000018388
CHANGE IN DIRECTORATE

Edcon is pleased to announce the appointment to the Board of Mr Stephen Robert Binnie as an Executive Director with effect from 27 March 2003. Mr Binnie is a Chartered Accountant and has an MBA from Heriot Watt University in the United Kingdom. He is appointed as the Group Financial Director.

Stephen Binnie joined Edcon in October 2002 from Investec where he was the Group Financial Manager.

28 March 2003

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Edgars Consolidated Stores Limited - PREFERENCE DIVIDEND NO 114.
Edgars Consolidated Stores Limited
(Registration No: 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code: ECOP
ISIN code: ZAE000018396
PREFERENCE DIVIDEND NO 114

NOTICE IS HEREBY GIVEN THAT a dividend at the rate of 6 percent per annum (6 cents) in respect of the period 1 January 2003 to 30 June 2003, has been declared payable to holders of Preference Shares recorded in the books of the Company at the close of business on Friday, 13 June 2003.

In compliance with the requirements of STRATE, the following dates are applicable.

Last day to trade cum dividend	Friday, 6 June 2003
Date Trading commences ex-dividend	Monday, 9 June 2003
Record Date	Friday, 13 June 2003
Date of Payment	Tuesday, 17 June 2003

Share Certificates may not be dematerialised or rematerialised between Monday, 9 June 2003 and Friday 13 June 2003, both dates inclusive.

8 May 2003
By order of the Board
D J Viviers
Group Secretary
Registered Office:
Edgardale
Press Avenue
Crown Mines
Johannesburg
2025

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Edgars Consolidated Stores Limited - Audited Results
Edgars Consolidated Stores Limited
(Registration No: 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code: ECOP
ISIN code: ZAE000018396

SALIENT FEATURES
Retail sales growth of 24%
(organic growth 15%, purchased growth 9%)
Record headline earnings per share
(up 148% to 753 cents)
New dividend policy
(moving to twice covered)
Strategic acquisitions
(CNA, Super Mart and RAG)

The retail environment

While global markets remained depressed and were characterised by economic uncertainty and the tensions of war, the South African economy, in contrast, continued to grow steadily.

Improved economic activity and the stimulus from cuts in personal taxes announced by the Minister of Finance, fuelled consumer confidence, and retail spending gained momentum during 2002. However, the relatively strong Rand, together with high interest rates, began to curb this enthusiasm in the last quarter of 2002.

Against this background, clothing, footwear and textile (CFT) sales were buoyant. Based on S.A. Reserve Bank data, consumer spending on semi-durable goods increased by 9,3%, in real terms, during the calendar year 2002. Furthermore, statistics provided by the Retailers" Liaison Committee indicate that national CFT sales in the year to March 2003 rose by 15%, in nominal terms, while inflation in the sector is estimated at 5%.

Group results

The past year has been very pleasing for Edcon as the full impact of changes implemented by management over the past few years is now being reflected in the financial performance.

The Directors are proud to announce that Edcon achieved its highest ever headline earnings per share of 753 cents, up 148% on last year (previous

sustainable momentum of the turnaround strategy.
Impressive retail sales growth of 24%, of which 9% relates to new businesses acquired, was recorded for the year under review. The organic sales growth of 15% was achieved with 4% less retail space. Consequent comparable store sales growth of 19%, driven by continued improvements in product and service, highlights Edcon"s ability to increase further its market share. Efficiencies and productivity in the supply chain process contributed materially towards the improvement in the gross profit margin from 36,4% to 38,6%.
The Edgars chain regained market share by increasing its CFT turnover by 16% with 4% less retail space. Significant benefits are now materialisng from the chain"s merchandise strategy; focus on customer service and improved employee efficiency levels. As a result, the chain increased its retail trading profit by 39%. Strong performances across a broad range of merchandise contributed to the outstanding results, with turnover growths in excess of 20% for ladies" and kids" apparel being major drivers. Merchandise management continues to receive high focus and the effectiveness of distribution and inventory control processes are evidenced in the improvement in Edgars" stock turn from 3,5 last year to 4,8 times.
United Retail, incorporating Jet, Sales House, Cuthberts and Smiley"s Wearhouse, made great strides during the year and achieved CFT turnover growth of 13%, despite trading in 3% less retail space. The chain is now realising the full benefit of the space and inventory management changes implemented over the past year. This process has improved the chain"s performance dramatically and is reflected in the 58% improvement in retail trading profit. All departments achieved positive growth, and this was especially evident in childrenswear and ladieswear. The efficiency in merchandise management is highlighted by a marked improvement in United Retail"s stock turn from 3,9 times last year to 5,8 times and by a stockholding reduction of 13% over the year.
The CNA chain"s trading was hampered by difficulties in rebalancing and stocking merchandise ranges. Sales for the period met Edcon"s targets. Margins have unavoidably been impacted by aggressive markdowns required to clear excess stock. CNA"s post acquisition trading loss, which accounts for integration costs, has been contained to only R2 million, which was in line with expectations. The integration of CNA with Edcon"s systems, distribution and support infrastructures is proceeding according to plan. The positive impact of synergies with Edcon will only start to be realised in the 2004 financial year.
Super Mart, the Group"s newly acquired general merchandise discount retailer, in spite of inflationary pressures and higher interest rates and their impact on lower income earners, performed satisfactorily and achieved a trading profit of R10 million for the period since acquisition. An aggressive store expansion strategy is proceeding and 5 new stores have already been opened.
Management"s focus on productivity and cost disciplines within the overall Group"s store environment limited store expense growth to 6% for Edgars and United and 16% for the Group. Despite further investment in, and accelerated depreciation of, the systems infrastructure, consolidation of additional support functions and integration costs relating to the new acquisitions, all reflected under other operating costs, retail trading profit increased by an impressive 47%.
Another very significant achievement for the Group has been its ability to convert the total cost of financing from R119 million last year to a profit of R7 million. This performance was driven by the ongoing improvement of the quality of the debtors book, with 86% being current and able to buy this year. Credit sales now account for 63% of total sales, down from last year"s 66% partly due to the acquisition of the CNA and Super Mart cash chains. Higher interest rates boosted financing income, while bad debt was constrained well below that in the prior year. A R36 million gain, from better than anticipated collections on the debtors" book purchased from Retail Apparel Group (RAG), has also been recognised. The Financial Services division, with its innovative

customer insurance offerings, continued to record substantial growth. The effective taxation rate increased from 35,2% to 39,1%, mainly as a consequence of the Secondary Tax on Companies of R37m incurred on the repurchase and cancellation of 5,7 million shares. Earnings attributable to ordinary shareowners effectively doubled to reach R347 million while the growth in headline earnings per share was 148%, calculated after adjusting for goodwill write offs and capital items, and the lower weighted number of shares in issue after the share buyback.

DIVIDEND

Mindful of the improved profitability of the Group and the liquidity benefits resulting from the successful securitisation of receivables, the Directors have amended Edcon"s dividend policy. A revised policy of covering dividends twice (previously 2,6 times) has been approved by the Board and was applied to this year"s second half attributable earnings. In terms of this policy the Board has declared a record final dividend of 185 cents per share, reflecting 128% growth on last year"s final dividend. Total dividends of 308 cents per share were covered by an average of 2,2 times attributable earnings per share for the year. The 2,0 times policy will be applied in the 2004 financial year.

Cash flows and financial position

The substantial lift in profitability, together with the Group"s focus on working capital management, facilitated a meaningful increase in cash generated from operating activities. Cash inflow from operations rose by 19% from the previous year to R727 million and the attributable cash flow per share increased 34% to 1 445 cents.

The securitisation of certain receivables was completed in July 2002 and generated net proceeds of R798 million. The proceeds from this allowed the Group to reduce its interest bearing debt and to continue its policy of utilising excess capital to fund the buyback of shares. During the year a further 5 882 044 shares were purchased for R324 million. No further share buybacks are envisaged in the foreseeable future.

Key strategic acquisitions during the past year included:

- The rights to RAG"s retail brands, its debtors book, customer database and a number of its retail stores for R252 million on 1 July 2002. A discount of R30 million was recognised on the transaction.
- Super Mart on 1 October 2002. The purchase price, consisting of an upfront payment of R86 million and contingency payments totalling a further R70 million dependent on future earnings, has given rise to goodwill of R107 million which is being amortised over 7 years.
- Selected assets and certain liabilities of CNA, effective 21 October 2002, for a net purchase price of R130 million. Foreign companies of CNA in Botswana, Lesotho, Swaziland, and Namibia were also acquired for an additional R8 million. After providing for retrenchment costs, goodwill of R31 million resulting from the transactions has been written off.

The strength of Edcon"s financial position is evident in the positive cash and cash equivalents balance, net of interest bearing debt, of R115 million at year-end. Further substantial flexibility is provided by the negative gearing of 0,05 at the year-end and the existence of R865 million unutilised borrowing facilities.

Edcon has maintained its conservative policy relating to doubtful debts and has adequately provided for any deterioration in the book that may result from the effect on customers of the persistently high bank interest rates.

Corporate governance

The Group, at all levels, subscribes to the values of good corporate governance and to applying the principles of the second King Report and the requirements of JSE Securities Exchange South Africa. It has also committed itself to conduct business with discipline, integrity, transparency and social responsibility.

Prospects

Interest rates remain high, but inflation is easing. The strength in

reflection of the continued resilience of our customers and their ongoing appetite for our well-priced product offering. The Edcon Board is of the opinion that this trading momentum will continue in the Edgars and United chains in the year ahead, but at a somewhat slower pace than that reported for the past year. This will, however, be supplemented by a full year"s turnover from our recent acquisitions and coupled with a continued focus on operating efficiencies, shareowners can expect another rise in earnings at a rate well above that of total turnover growth.

For and on behalf of the board

W S MacFarlane
CHAIRMAN

S M Ross
CHIEF EXECUTIVE OFFICER

FINAL CASH DIVIDEND

Notice is hereby given that the final ordinary dividend (No.113) of 185 cents per share in respect of the 52 weeks ended 29 March 2003 has been declared payable to the holders of ordinary shares appearing in the records of the company at the close of business on Friday, 27 June, 2003. The dividend is declared payable in the currency of the Republic of South Africa and, in compliance with the requirements of the STRATE, the following dates are applicable:

Last day to trade cum the dividend	Friday, 20 June 2003
Date trading commences ex the dividend	Monday, 23 June 2003
Record date	Friday,27 June 2003
Date of payment	Monday 30 June 2003

Share certificates may not be dematerialised or rematerialised between Monday, 23 June 2003 and Friday 27 June 2003, both dates inclusive.

On behalf of the board
D J VIVIERS
Group Secretary

Johannesburg
20 May 2003

INCOME STATEMENTS

	52 weeks to March 2003 (audited)	52 weeks to March 2002 (audited)	Change
	Rm	Rm	%
Revenue - retail sales	8 313,7	6 709,8	24
Cost of sales	5 107,0	4 264,1	
Gross profit	3 206,7	2 445,7	
Store costs	1 595,9	1 381,1	
Other operating costs	1 047,6	680,8	
Retail trading profit	563,2	383,8	47
Credit and financial services profit/(loss) (see note 2)	51,7	(55,2)	
Operating profit before financing costs	614,9	328,6	
Net financing costs (note 3)	44,2	63,5	
Profit before taxation	570,7	265,1	115
Taxation	223,2	93,4	
Current	315,7	52,3	
Deferred	(129,8)	38,8	
STC	37,3	2,3	
Earnings attributable to ordinary shareholders	347,5	171,7	102
Number of ordinary shares (000)	50 331	56 667	
In issue	45 956	51 838	
Weighted average	50 331	56 667	
Earnings per ordinary share (cents)			
attributable earnings basis	691	303	128
headline earnings basis	753	304	148
cash equivalent basis	1 012	727	39

ordinary share (cents) (note 4)

attributable earnings basis	647	296	118
headline earnings basis	705	297	137
Dividends per ordinary share (cents)			
interim (paid)	123	36	242
final (proposed)	185	81	128
total	308	117	163

Note 1

The accounting policies adopted for the purpose of this report comply with South African Statements of Generally Accepted Accounting Practice and International Accounting Standards, and are consistent with those of the previous year.

Note 2

Cost of credit	(37,9)		(111,4)	
Financial services profit		89,6		56,2
Credit and financial service profit/(loss) (per income statement)		51,7		(55,2)
Notional financing costs allocated on own debtors*		(223,5)		(197,0)
Total cost of credit		(171,8)		(252,2)
Net financing costs (per income statement)	(44,2)		(63,5)	
Notional financing receipts allocated		223,5		197,0
Group net financing receipts	179,3		133,5	
Total profit/(cost) of financing Total cost of financing		7,5		(118,7)

* Being a market related charge on the balance sheet assets within the credit area.

Note 3

Net financing costs include foreign exchange losses/(profits) of	33,2	(10,1)

Note 4

Dilution on possible exercise of share options

Note 5

These statements have been audited by Ernst & Young and the audit certificate is available for inspection at the company"s registered office.

INCOME STATEMENTS /continued

52 weeks to 52 weeks to	March 2003 (audited) Rm	March 2002 (audited) Rm	Change %
Reconcilation of headline earnings			
Group attributable earnings	347,5	171,7	
Plus: Loss on disposal of fixed assets net of taxation	12,1	0,6	
Less: Recognition of discount on acquisition of RAG receivables and assets net of taxation	(19,2)	-	
Plus: Goodwill amortised	38,4	-	
Headline earnings	378,8	172,3	

Retail sales			
Clothing, Footwear, Textiles and Other			
Edgars	4 560,7	3 939,4	16
United Retail	2 645,4	2 339,0	13
C N A	353,5	-	
Super Mart	182,5	-	
	7 742,1	6 278,4	23
Cellular products			
Edgars	256,8	185,8	38
United Retail	278,8	245,6	14
C N A	36,0	-	
571,6	431,4	32	
Total retail sales	8 313,7	6 709,8	24
Retail trading profit	411,6	296,4	39
Edgars			
182,8	115,5	58	
United Retail			
C	(2,4)	-	
N A			
10,2	-		
Super Mart			
	(7,7)	(36,6)	
Manufacturing			
Other including goodwill amortisation	(31,3)	8,5	
Total	563,2	383,8	47
Retail space (m2) Edgars	374 824	391 566	
United Retail 280 088	289 495		
C N A	80 609	-	
Super Mart	39 822	-	
	775 343	681 061	14
Number of facias -	151	166	
Edgars			
	588	557	
United Retail			
C N A	151	-	
Super Mart	12	-	
	902	723	

CASH FLOW STATEMENTS

52 weeks to 52 weeks to	March 2003 (audited) Rm	March 2002 (audited) Rm
Cash retained from operating activities		
Operating profit (excl. dividends received)	609,2	325,1
Depreciation, amortisation and impairment	304,5	198,7
Dividends received	5,7	3,5
Other non-cash items	(12,9)	2,7
Cash "EBITDA"	906,5	530,0
Investment in working capital	(32,0)	185,7
Inventories	(39,4)	181,0
Accounts receivable and prepayments	(431,0)	(44,0)
Accounts payable	438,4	48,7
Cash generated from operating activities	874,5	715,7
Net financing costs paid	(44,2)	(63,5)
Taxation paid	(103,2)	(40,0)
Cash inflow from operations	727,1	612,2
Dividends paid	(104,1)	(57,2)

Cash generated from/(utilised in) investment activities		
Investment in property, plant and equipment	(113,7)	(129,0)
Acquisitions	(503,4)	-
Net proceeds of securitisation	798,3	-
Loans	4,8	(30,8)
Net cash generated/(invested)	186,0	(159,8)
Cash effects of financing activities		
Decrease in shareowner funding	(324,0)	(141,5)
Decrease in interest bearing debt	(393,4)	(238,7)
Net cash outflow from financing activities	(717,4)	(380,2)
Increase in cash and cash equivalents	91,6	15,0
Cash and cash equivalents at the beginning of the year	215,5	180,5
Acquisitions during the year	6,2	-
Currency adjustments	(15,3)	20,0
Cash and cash equivalents at the end of the year	298,0	215,5
Attributable cash flow per share (cents)	1 445	1 080
Cash realisation rate %	143	149

CASH VALUE ADDED STATEMENTS

52 weeks to 52 weeks to	March 2003 (audited) Rm	March 2002 (audited) Rm	Change %
Cash generated			
Cash derived from customers	8 765,7	6 727,2	
Cash payments outside the group to suppliers of materials, merchandise, facilities and services	(6 364,1)	(4 706,2)	
Wealth created through cash value added	2 401,6	2 021,0	18
Cash utilised to:			
Remunerate employees for their services	1 017,0	890,5	
Pay direct taxes to the state	103,2	40,0	
Provide lenders with a return on monies borrowed	83,0	72,3	
Provide lessors with a return for the use of their premises	471,3	406,0	
Provide shareowners with cash dividends	104,1	57,2	
Cash disbursed among stakeholders	1 778,6	1 466,0	21
Net cash retained	623,0	555,0	12

BALANCE SHEETS

	At March 2003 (audited) Rm	At March 2002 (audited) Rm
ASSETS		
Non-current assets		
Properties, fixtures, equipment and vehicles	689,2	825,8
Goodwill	103,6	-
Investments	400,0	13,9
Other	80,6	76,0
Total non-current assets	1 273,4	915,7
Current assets		
Inventories	1 186,6	993,2

Cash and cash equivalents	298,0	215,5
Total current assets	3 000,2	3 235,5
Total assets	4 273,6	4 151,2
EQUITY AND LIABILITIES		
Capital and reserves		
Ordinary shareowners" equity	2 187,8	2 296,8
Minority interests	0,6	0,6
Total shareowners" funds	2 188,4	2 297,4
Interest bearing debt	183,4	575,0
Total capital employed	2 371,8	2 872,4
Interest free liabilities		
Current	1 859,5	1 104,3
Deferred taxation	42,3	174,5
Total interest free liabilities	1 901,8	1 278,8
Total equity and liabilities	4 273,6	4 151,2
Gearing ratios		
Net interest bearing debt/total shareowners" funds	(0,05)	0,16
Total liabilities/total shareowners" funds	0,95	0,81
Future capital expenditure	Rm	Rm
Contracted	67,9	6,5
Authorised but not contracted	297,9	151,0
Net equity per ordinary share (cents)	4 761	4 431

STATEMENT OF CHANGES IN ORDINARY SHAREOWNERS" EQUITY

	Share capital and premium	Non-distributable reserves	Retained surplus	Total
	Rm	Rm	Rm	Rm
Ordinary shareowners" equity at 30 March 2002	451,7	57,3	1 787,8	2 296,8
Earnings attributable to ordinary shareowners			347,5	347,5
Ordinary dividends paid			(104,1)	(104,1)
Foreign currency translation reserve		(32,2)		(32,2)
Other		3,8		3,8
Share buyback	(324.0)			(324,0)
Balance at 29 March 2003	127,7	28,9	2 031,2	2 187,8

DIRECTORS

Non-executive directors

WS MacFarlane (Chairman)

AJ Aaron

TN Eboka

ZB Ebrahim

JDMG Koolen#

PL Wilmot

Netherlands

Executive directors

SM Ross** (Chief Executive)

SR Binnie*

AVA Boshoff

MR Bower

Dr U Ferndale

JL Spotts**

**USA

* UK

Group Secretary

Transfer secretaries
Computershare Investor Services Limited
70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown 2107
Fax : (011) 370-5487
Telephone : (011) 370-5000
Registered office
Edgars Consolidated Stores Limited
Registration No. 1946/022751/6
Incorporated in the Republic of South Africa
Edgardale, Press Avenue, Crown Mines, Johannesburg 2092
PO Box 100, Crown Mines 2025
Fax : (011) 837-5019
Telephone : (011) 495-6000
Auditors
Ernst & Young
Wanderers Office Park,
52 Corlett Drive, Illovo 2196
Sponsors
Cazenove South Africa (Proprietary) Limited
First Floor, Moorgate
Dunkeld Park
6 North Road, Dunkeld West
P O Box 412468, Craighall
2024
ISIN number : ZAE 000018388
Share code : ECO
These results can be viewed on the internet at: http://www.edcon.co.za
ENDS
20 May 2003
Date: 20/05/2003 03:21:45 PM Produced by the JSE SENS Department

---

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ECO: Edcon - Dealing In Shares By A Director

EDGARS CONSOLIDATED STORES LIMITED
Edcon
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code: ECO
ISIN Code: ZAE000018396
DEALING IN SHARES BY A DIRECTOR
In compliance with Rule 3.72 - 3.75 of the JSE Listings Requirements, the following information is disclosed:

Name of Director :	Stephen Michael Ross
Transaction Date :	5 & 6 June 2003
Number of Shares :	50 000
Class of security :	Ordinary Shares of 10 cents each
Average Price per Share:	65.89 cents
Nature of Transaction:	Sale
Extent of Interest :	Directly beneficial

Mr. Ross has taken up 50 000 of his share options for estate and financial planning purposes. The options constitute approximately 4% of his total entitlement.
Johannesburg
10 June 2003
Date: 10/06/2003 02:12:08 PM Produced by the JSE SENS Department

10/06/2003 *Source: JSE NEWS SERVICE*

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Edcon - Resignation Of Group Secretary

Release Date: 30/06/2003 14:56:40 Code(s): ECO ECOP

Edcon - RESIGNATION OF GROUP SECRETARY
EDGARS CONSOLIDATED STORES LIMITED
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code : ECO
ISIN Code : ZAE000018396
RESIGNATION OF GROUP SECRETARY
Edcon hereby announces that Mr David James Viviers has retired as Group Secretary effective 30 June 2003. Mr Viviers is re-locating to New Zealand.
30 June 2003
Date: 30/06/2003 02:56:41 PM Produced by the JSE SENS Department

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Edcon Increases Sales By 30% For First Quarter Ended 28 June 2003

Release Date: 16/07/2003 11:00:02 Code(s): ECO

EDCON INCREASES SALES BY 30% FOR FIRST QUARTER ENDED 28 JUNE 2003
EDGARS CONSOLIDATED STORES LIMITED
"EDCON"
(Registration No: 1946/022751/06)
Incorporated in the Republic of South Africa
Share Code: ECO ISIN: ZAE000018388
EDCON INCREASES SALES BY 30% FOR FIRST QUARTER ENDED 28 JUNE 2003

At its 57th Annual General Meeting today, Edcon said that sales for the first three months of the 2004 financial year have exceeded internal targets.

The Board stated in its year-end results announcement in May, that the trading momentum in Edgars and United (including Jet, Sales House, Cuthberts and Smiley"s Wearhouse) chains was expected to continue in the year under review, but at a somewhat slower pace than that reported for the year to March 2003. However, this anticipated softening in sales has not materialised. Total sales through Edgars and United rose by 16% for the quarter, in line with their growth of 15% reported for the year to March 2003.

CNA and Supermart, both acquired in the second half of the last financial year, also performed satisfactorily and contributed to a total sales increase for the Group of 30%.

Particularly pleasing was the strong profit conversion from sales (profit to sales ratio), which has resulted in attributable earnings running well ahead of budget. Collections from customers remained robust and the quality of the debtors" book continued to be healthy in comparison with the previous year.

Winter merchandise will be cleared by the end of July, with promotional and clearance markdowns for the season expected at a lower percentage of sales than last year.

Looking forward, the Board remains confident that it will deliver on its prospects statement for the year ending March 2004, of "another rise in earnings at a rate well above that of total turnover growth."

On behalf of Edcon
S M Ross - Chief Executive Officer Tel:011 495-7022
M R Bower - Chief Executive Group Services Tel:011 495-6411
16 July 2003
Sponsor
Cazenove
Date: 16/07/2003 11:00:04 AM Produced by the JSE SENS Department

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Edgars Consolidated Stores Limited - Appointment Of Group Secretary

Release Date: 11/09/2003 10:31:14 Code(s): ECO

EDGARS CONSOLIDATED STORES LIMITED - APPOINTMENT OF GROUP SECRETARY
EDGARS CONSOLIDATED STORES LIMITED
"EDCON"
(Registration No: 1946/022751/06)
Incorporated in the Republic of South Africa
Share Code: ECO
ISIN number: ZAE000018388
APPOINTMENT OF GROUP SECRETARY
Edcon hereby announces that Mr. John Andrew Day has been appointed Group Secretary of the Edcon Group effective 10 September 2003 pending the appointment of a permanent Group Secretary. Mr. Day, who holds an ACIS qualification, joined the Group in 1974.
Johannesburg
11 September 2003
Date: 11/09/2003 10:31:15 AM Produced by the JSE SENS Department

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Edcon - Company Announcement

Release Date: 12/09/2003 08:00:19 Code(s): ECO ECOP

Edcon - Company Announcement
EDGARS CONSOLIDATED STORES LIMITED
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code : ECO
ISIN Code : ZAE000018396
Company Announcement

Edgars Consolidated Stores Limited ("Edcon") has concluded an agreement with Thisday (Proprietary) Limited and Thisday Media Stores (Proprietary) Limited ("the sellers") in terms of which Edcon has agreed to purchase merchandise and fixed assets from the sellers and to assume responsibility for the staff in selected Thisday stores. These stores previously traded as CNA but were sold by the liquidators before Edcon purchased the core CNA business last October. With the integration of CNA into the Edcon Group now substantially complete, this is an opportunity to add stores to the CNA divisions rapidly and to enhance its profitability. The agreement is subject to the fulfilment of certain suspensive conditions, one of which is that the approval of the Competition Commission must first be obtained.

Upon fulfilment and/or waiver of the suspensive conditions and the renegotiation of existing leases it is anticipated that between 25 and 42 outlets currently trading as Thisday stores, will thereafter trade as CNA stores. The number of stores, and resultant portion of the sellers assets purchased, depend upon Edcon successfully negotiating leases with landlords but the purchase consideration should not exceed R20 million. Annual turnover for the 42 stores approximates R90 million. The effective date of the acquisition is dependant upon the fulfilment of the suspensive conditions and, provided that Competition Commission approval is obtained timeously, Edcon expects to be trading as CNA in these stores, with enough time to take advantage of he important six weeks prior to Christmas and the January back to school period.

Sponsor
Cazenove
Johannesburg
12 September 2003
Date: 12/09/2003 08:00:21 AM Produced by the JSE SENS Department

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Edgars Consolidated Stores Limited - Abridged Pre-listing Statement

Release Date: 17/09/2003 09:00:00 Code(s): ECO

EDGARS CONSOLIDATED STORES LIMITED - ABRIDGED PRE-LISTING STATEMENT
Edgars Consolidated Stores Limited
(Incorporated in South Africa with registration number 1946/022751/6 and registered as an external company in Namibia with number F1946/022751/6)
("Edcon" or "the Company")
ABRIDGED PRE-LISTING STATEMENT
Prepared and issued pursuant to the secondary listing of 51 700 140 ordinary shares of 10c par value in Edcon on the Namibian Stock Exchange ("NSX").
Proposed listing date: Wednesday 17th September 2003
NSX share code: ECN
ISIN: ZAE000018388

This abridged pre-listing statement contains the salient features of the full pre-listing statement dated 17th September 2003, which should be read in its entirety for a full appreciation thereof. Words and expressions contained in the salient features, unless the context indicates otherwise, have the same meanings as those defined in the pre-listing statement. If you are in any doubt as to the meaning of the pre-listing statement or how to deal with it, you should consult your stockbroker, attorney, banker or other professional adviser.

This abridged pre-listing statement is not an invitation to subscribe for shares in Edcon but is issued in compliance with the listing requirements of the NSX for the purpose of giving information to the public with regard to Edcon.

The NSX has granted a listing of 51 700 140 ordinary shares of 10c in the share capital of Edcon in the "General Retailers" sector of the NSX under the name "Edcon". Edcon will list on the NSX at the closing price of the share on the JSE Securities Exchange South Africa ("JSE") at the close of business on the business day prior to the listing on the NSX.

The directors of Edcon, whose names are given in paragraph 10 of the pre-listing statement, collectively and individually accept full responsibility for the accuracy of the information given in the pre-listing statement and confirm that, to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading, and confirm that they have made all reasonable enquiries to ascertain such facts.

Reference is made to paragraph 24 of the pre-listing statement which deals with the consents of experts.

1. Nature of Business

Edcon is a leading clothing, footwear and textile retailer with eight brands and 902 facias in 426 locations in South Africa, Botswana, Lesotho, Namibia and Swaziland. Edcon also provides credit and financial services and recently moved into the general merchandise sector through Super Mart (12 stores) as well as books and stationery through CNA with 151 stores. Edcon operates 775,000mSquared of trading area and employs over 12,500 staff.

Edcon"s Namibian operations began on 6 July 1978 and traded under the name "Peoples Stores (SWA) (Pty) Ltd." Peoples Stores SWA (Pty) Ltd was converted to a public company and changed its name to "Edgars Stores (Namibia) Limited" ("Edgars Namibia") on 9 June 1995. Edgars Namibia employs 128 people and operates 17 facias with 14,000mSquared of trading area. During the 2003 financial year Edgars Namibia had N$60.8m invested in net assets in Namibia and generated revenues of N$162.9m.

Edcon is listed on the JSE, in the Cyclical Services - General Retailers sector, with a market capitalisation of approximately N$4.7bn at the time of the issue of this pre-listing statement.

2. Purposes of the listing

- to provide Namibian investors with an opportunity to invest in Edcon;
- to broaden the investor base of Edcon in order to facilitate further growth and expansion; and

to further enhance investor and public awareness of Edcon and its activities in Namibia.

3. Summary of salient financial information

Salient information is presented below. Please refer to Appendix I of the pre-listing statement, which forms the basis on which the financial information has been prepared, for additional detail.

3.1 Earnings

The profit history of Edcon for the financial years 1997-2003 is shown below:

Year Number of weeks	2003 52	2002 52	2001 52	2000 52	1999 52	1998 52	1997 53
Group income statements (Rm)							
Revenue - retail sales	8 313,7	6 709,8	6 557,4	6 423,6	5 849,8	5 641,7	5 616,7
Cost of sales	5 107,0	4 264,1	4 227,9	4 100,7	3 834,1	3 583,4	3 510,6
Gross profit	3 206,7	2 445,7	2 329,5	2 322,9	2 015,7	2 058,3	2 106,1
Expenses	2 643,5	2 061,9	1 977,8	1 877,4	1 787,2	1 641,1	1 558,8
Retail trading profit*	563,2	383,8	351,7	445,5	228,5	417,2	547,3
Credit and financial services profit/(loss)**	51,7	(55,2)	(93,7)	(14,9)	-	-	-
Operating profit before financing costs	614,9	328,6	258,0	430,6	228,5	417,2	547,3
Net financing costs	44,2	63,5	85,8	77,4	121,4	56,8	51,8
Profit before taxation	570,7	265,1	172,2	353,2	107,1	360,4	495,5
Taxation	223,2	93,4	51,3	108,3	38,9	122,5	170,5
Equity accounted retained earnings	-	-	-	-	-	-	6,1
Attributable to outside shareowners	-	-	-	18,4	(17,6)	7,4	10,2
Earnings attributable to ordinary shareowners	347,5	171,7	120,9	226,5	85,8	230,5	320,9

* Includes dividend income

**Credit and financial services previously accounted for

Restated excluding Zimbabwe

Ordinary share performance (cents per share)							
Earnings							
Attributable earnings basis	690,5	302,9	210,5	394,8	150,6	418,2	597,8
Headline earnings basis	752,6	304,0	214,0	407,9	147,6	416,8	592,4
Cash	1 012,0	726,7	649,6	779,7	514,0	753,3	868,3

Attributable cash flow	1 444,6	1 080,3	92,3	375,4	349,7	(91,4)	644,2
Dividends declared for the financial year	308,0	117,0	100,0	152,0	58,0	247,0	247,0
Net equity	4 760,7	4 430,8	4 013,1	3 926,7	3 636,7	3 629,2	3 358,4

Balance Sheets

	2003	2002	2001	2000	1999	1998	1997
Group balance sheets (Rm)							
Assets							
Non-current assets	1 273,4	915,7	789,9	878,9	899,9	846,7	731,2
Current assets	3 000,2	3 235,5	3 422,9	3 226,1	2 879,7	2 875,2	2 428,7
Total assets	4 273,6	4 151,2	4 212,8	4 105,0	3 779,6	3 721,9	3 159,9
Equity and liabilities							
Shareowners" funds	2 188,4	2 297,4	2 305,7	2 295,4	2 118,2	2 075,7	1 895,0
Interest bearing debt	183,4	575,0	818,8	627,8	596,9	554,5	228,1
	2 371,8	2 872,4	3 124,5	2 923,2	2 715,1	2 630,2	2 123,1
Interest free liabilities	1 901,8	1 278,8	1 088,3	1 181,8	1 064,5	1 091,7	1 036,8
Total equity and liabilities	4 273,6	4 151,2	4 212,8	4 105,0	3 779,6	3 721,9	3 159,9

3.3 Share Capital

Authorised and issued:

	R 000
Authorised	
72 000 000 ordinary shares of 10 cents each	7 200
150 000 6% redeemable preference shares of R2	300
Issued	
51 700 140 ordinary shares of 10 cents each	5 170
Share premium	268 977
	274 147
150 000 6% preference shares of R2 have been issued, redeemable at the option of the company	300

The shares have been created and issued in terms of the Articles of Association of Edcon. All the authorised and unissued ordinary shares will be of the same class and will rank pari passu in every respect.

4. Listing on the NSX

The expected date of listing of Edcon on the NSX in the "General Retailers" sector under the abbreviation "Edcon" is 17th September 2003. The three letter NSX trading code allocated to Edcon is "ECN".

The primary listing of Edcon is on the JSE Securities Exchange South Africa in the "General Retailers" sector.

5. Corporate Information

Registered Office
Edgardale
Press Avenue
Crown Mines
Johannesburg 2092
(P.O. Box 100, Crown Mines 2025)

Group Secretary
John Andrew Day
Edgardale
Press Avenue
Crown Mines
Johannesburg 2092

Transfer Secretaries in Namibia
Transfer Secretaries (Pty) Limited
Shop 8, Kaiserkrone Centre

Transfer Secretaries in South Africa
Computershare Limited
70 Marshall Street
Johannesburg 2001
(P.O. Box 61051, Marshalltown, 2107)
Professional Advisers
NSX Sponsoring Brokers
Irwin, Jacobs, Greene (Pty) Ltd.
(Member of the NSX)
11th Floor, Sanlam Centre
Independence Avenue
Windhoek
(P.O. Box 186 Windhoek)
JSE Sponsor
Cazenove South Africa (Pty) Limited
First Floor, Moorgate, Dunkeld Park
6 North Road, Dunkeld West
(P.O. Box 412468, Craighall 2024)
Attorneys in Namibia
P.F.Koep & Co.
Acme Corner
Kasino Street
Windhoek
(P.O. Box 3516 Windhoek)
Attorneys in SA
Werksmans
155 - 5th Street
Sandown
Sandton
(Private Bag 10015, Sandton, 2146)
Auditors in Namibia
Ernst &Young
M&Z Building
Independence Avenue
(P.O. Box 1857, Windhoek)
Auditors in SA
Ernst & Young
Wanderers Office Park
52 Corlett Drive, Illovo 2196
(P.O. Box 2322, Johannesburg 2000)
Bankers
First National Bank Limited
Bank City
6th Floor, 4 First Place
cnr Pritchard and Simmonds Street
Johannesburg, 2001.
(P.O. Box 7791 Johannesburg, 2000)

6. Major Shareholders

On June 27th, 2003, the following shareholders were, directly or indirectly, insofar as is known to Edcon, significant shareholders in Edcon:

	No. of Shares	%
South African Breweries Limited	11 188 344	21,64
Allan Gray Limited	9 609 704	18,59
Stanlib Limited	7 413 625	14,34
United Retail Limited	5 744 460	11,11
RMB Asset Management	3 874 875	7,49
Edgars Stores Limited Staff Share Trust	2 246 115	4,34

7. Documents for Inspection

The following documents may be inspected during normal business hours at the registered office of Edcon at Edgardale, Press Avenue, Crown Mines; at the offices of Irwin, Jacobs, Greene (Pty) Ltd., 11th Floor Sanlam Centre, Windhoek and at the NSX, Shop 11, Kaiserkrone Centre, Windhoek:

the written consents of the auditors, independent reporting accountants, attorneys, NSX sponsoring brokers, JSE sponsor and transfer secretaries to act in the capacities stated and to their names being stated in this pre-listing statement, which consents had not been withdrawn prior to the issue of the pre-listing statement;

the written consents of the auditors and the independent reporting accountants to the inclusion of their reports in the form and context in which they are

pre-listing statement;
the Memorandum and Articles of Association of Edcon; and
the audited financial statements of Edcon from 2000 to 2003.

8. Copies of the Pre-Listing Statement

Copies of the Pre-Listing Statement can be obtained during normal business hours at the offices of:

Edgars Consolidated Stores Limited
Edgardale, Press Avenue, Crown Mines, Johannesburg, South Africa
Telephone +27 11 495 6000

Irwin, Jacobs, Greene (Pty) Ltd.
11th Floor, Sanlam Centre, Windhoek, Namibia
Telephone: + 264 61 238899

Namibian Stock Exchange
Shop 8, Kaiserkrone Centre, Windhoek, Namibia
Telephone: + 264 61 227647

Transfer Secretaries (Pty) Ltd.
Shop 8, Kaiserkrone Centre, Windhoek, Namibia
Telephone: + 264 61 227647

Date of issue: 17th September 2003

Namibian Corporate Advisers and Sponsoring Brokers
IJG
JSE Sponsor
Cazenove
Attorneys: Namibia
P.F.Koep & Co.
Attorneys: SA
Werksmans
Reporting Accountants
Ernst & Young

Date: 17/09/2003 09:00:09 AM Produced by the JSE SENS Department

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Edgars Consolidated Stores Limited - Preference Dividend No. 115

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ECO
Edgars Consolidated Stores Limited - Preference Dividend No. 115
Edgars Consolidated Stores Limited ("Edcon")
(Registration No : 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share code : ECOP
ISIN code : ZAE000018396
PREFERENCE DIVIDEND NO. 115
NOTICE IS HEREBY GIVEN THAT a dividend at the rate of 6 percent per ann
cents) in respect of the period 1 July 2003 to 31 December 2003 has bee
declared payable to holders of Preference Shares recorded in the books
Company at the close of business on Friday, 19 December 2003.
In compliance with the requirements of STRATE, the following dates are applicable:

Last day to trade cum the dividend	Thursday, 11 December 2003
Date trading commences ex the dividend	Friday, 12 December 2003
Record Date	Friday, 19 December 2003
Date of Payment	Monday, 22 December 2003

Share certificates may not be dematerialised or rematerialised between
12 December 2003 and Friday, 19 December 2003, both dates inclusive.
Dividends are declared payable in the currency of the Republic of South
By order of the Board
J A Day
Group Secretary
6 November 2003
Registered Office:
Edgardale
Press Avenue
Crown Mines
Johannesburg
2025
Date: 06/11/2003 04:00:03 PM Produced by the JSE SENS Department

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Edgars Consolidated Stores Limited - Unaudited Interim Results For The S

Release Date: 12/11/2003 07:55:00 Code(s): ECO ECOP

EDGARS CONSOLIDATED STORES LIMITED - UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS TO SEPTEMBER 2003
EDGARS CONSOLIDATED STORES LIMITED
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code : ECO
ISIN Code : ZAE000018396
UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS TO SEPTEMBER 2003
SALIENT FEATURES:
- RETAIL SALES GROWTH OF 32%
- HEADLINE EARNINGS PER SHARE UP 73% At a record 501 cents
- DIVIDEND PER SHARE UP 101% 247 cents per share compared with 123 cents last year
- STRONG FINANCIAL POSITION 33% growth in Cash "EBITDA"
COMMENT
THE RETAIL ENVIRONMENT
South Africa"s economy has been impacted by two significant factors: sluggish global economies and the rapid appreciation of the Rand. Both issues have played a role in the slow growth in Gross Domestic Product and have also hindered the country"s growth prospects.
Nevertheless, the predicted slow-down in the retail sector did not materialise. Consumer demand has remained robust, as a consequence of the sharp fall in inflation during the year and the anticipation of interest rate cuts. The healthy financial position of customers, supported by a growth in real wages and further tax cuts announced by the Minister of Finance, also boosted spending. Based on S.A. Reserve Bank data, real growth in semi-durable goods was 4% in the current year, while inflation in this sector dropped to an average of 5%. More specifically, statistics provided by the Retailers" Liaison Committee (RLC) reflect that national clothing, footwear and textile sales have risen by 7% in nominal terms in the past six months, while inflation in the sector is estimated to have been only 4%.
GROUP RESULTS
The strong sales growth which Edcon achieved last year was maintained in the current period and another record earnings performance continues to highlight the sustainability of the Group"s strategy.
In a trading update issued in July 2003, the Board advised that sales for the first three months had increased by 30% and confirmed that shareowners can expect "another rise in earnings at a rate well above that of total sales growth". This has been achieved for the first half with sales rising 32% and attributable earnings by 40%. Combined with the lower number of shares in issue, as a result of last year"s share buyback programme, headline earnings per share grew by 73%, to a record 501 cents. This follows the strong growth of 219% achieved for the comparable six month period last year.
Of the 32% sales increase, 17% can be attributed to growth at Edgars and United, and 15% to CNA and Super Mart. Particularly pleasing is that the organic growth was achieved with 2% less retail space. In light of the RLC statistics, the 19% comparable sales growth underscores that Edcon has gained further market share from its competitors.
Efficient supply chain processes and improved merchandise procurement contributed towards the enhancement in the Group"s gross profit margin from 38,3% last year to 38,6%. This was achieved despite the inclusion of the lower margin CNA and Super Mart businesses.
The Edgars chain increased its retail turnover by 13%, although operating

through 2% less retail space. The chain"s positive momentum gained pace over the period, especially during the last two months. Improvements in trading density and enhanced staff productivity contributed towards the growth in trading profits of 16%. Menswear had a particularly successful period, driven by the introduction of Charter Club and enhanced stock flow management. Footwear, cosmetics and kids" apparel also recorded double digit increases in sales and made significant contributions to the chain. Merchandise management remains a priority and Edgars increased its stock turn from 4,4 times last year to 5,0 times.

United Retail, incorporating Jet, Sales House, Cuthberts and Smiley"s Wearhouse recorded remarkable results for the period with a 194% rise in trading profit. The chain achieved retail turnover growth of 23%, with 1% less retail space. It is clear from the RLC statistics that United is gaining significant market share from its competitors. Superior performances across a broad range of merchandise categories contributed to the chain"s success, with turnover growths in excess of 20% for footwear, menswear and childrenswear. The efficiency of the supply chain process and merchandise management is highlighted by the maintenance of stock levels only 4% above last year and a further improvement in the stock turn from 4,5 times last year to 6,4 times.

The challenges in the CNA chain for the period included integrating its distribution and IT systems with Edcon, restructuring and training the staff complement and overhauling the store operational environment. The CNA business is now operating successfully on all Edcon"s systems and platforms with appropriate management team and staff structures in place. Sales for the period were in line with Edcon"s targets set at the time of the acquisition. The Group incurred a once-off charge for system integration costs of R27 million. The positive impact of Edcon"s ownership is now being realised and, from August, strong sales growths on the prior year were reported. As previously announced, the Group concluded the purchase of 35 This Day stores for approximately R19 million with effect from 3 November 2003, bringing the total number to 184 CNA stores in this sector. It should be noted that, unlike Edgars and United Retail, January is the second largest revenue month after December, with an attendant impact on CNA"s secondhalf trading profit.

Super Mart"s store expansion strategy is on track and 4 stores were opened during the period, while a further 4 are planned for the 6 months ahead. A project to integrate Super Mart onto Edcon"s systems, distribution and support infrastructures has commenced and is expected to be completed by year end.

The new acquisitions account for 21% of the total 30% increase in store costs. Management"s focus on productivity and cost disciplines limited store expense growth to 9% within the existing chains. Costs for the new businesses, including chain management expenses, system integration costs and goodwill amortisation contributed to the rise in other operating costs. In addition, provision has been made for higher staff incentives linked to the Group"s improved profitability. The manufacturing division, which has a large export component, incurred losses totalling R18,8 million, mostly as a direct result of the strengthening Rand and competition from cheaper imported goods.

The Group"s Credit and Financial Services businesses continued to exceed expectations. The income from these divisions rose by an impressive 129% to R59 million. Collections from customers remained robust and the quality of the debtors" book improved further. As a consequence, 87% of the accounts under administration are current, up from 86% in the previous year, and the annualised net bad debt write off to debtors" balances remained at a creditable 7,5% (prior year 7,5%). Cash sales now account for 40% of total sales, up from last year"s 34% mainly due to the acquisition of the CNA and Super Mart cash chains. An additional R10 million has been recognised from better than anticipated collections on the debtors" book purchased from the Retail Apparel Group (RAG). This has, however, been excluded from headline earnings. The remaining debtors on the RAG book are provided for in full. The Financial Services division, with its innovative customer insurance offerings, continued to record substantial growth.

Net financing costs benefited from the lower utilisation of borrowings, following the securitisation of debtors. The Group was not unscathed by the strong Rand and incurred foreign exchange losses of R7 million (included in net financing costs) as the stronger Rand was applied in the translation of foreign denominated assets. The effective tax rate reduced from 35,0% to 33,2%, as the prior year included a Secondary Tax on Companies charge resulting from the repurchase of shares.

DIVIDEND

In the 2003 year-end results announcement, the Directors advised that future dividends would be covered twice (previously 2,6 times), by attributable

dividend of 247 cents per share, reflecting a 101% increase on last year"s interim dividend.

CASH FLOWS AND FINANCIAL POSITION

Cash "EBITDA" was strong, more than facilitating the rapid growth in Edcon"s business and further meaningful investments in accounts receivable and inventory restocking in new acquisitions. In terms of the securitisation agreement with OntheCards, only customers in existence prior to November 1999 were sold and the rise in accounts receivable is a reflection of the growth in new customers which are all funded by Edcon. The Group"s conservative policy relating to doubtful debts remains unchanged and adequate provision has been made for the impact of historically high interest rates. In addition, significantly larger tax payments were made, following increased profitability last year. Despite these factors, the cash inflow from operations of R131 million was more than adequate to fund the Group"s new dividend policy. Store refurbishments within Edgars and United, the CNA integration and Super Mart"s store expansion were all comfortably funded from existing resources.

Edcon still remains in an extremely strong financial position, as evidenced by the positive cash and cash equivalents balance, net of interest bearing debt, of R47 million at the end of the period under review. Future flexibility is ensured by the absence of any gearing at present and the existence of R884 million in unutilised borrowings facilities.

CORPORATE GOVERNANCE

The Group, at all levels, subscribes to the values of good corporate governance and is committed to applying the principles of the second King Report and complying with the JSE Securities Exchange South Africa requirements. It will also ensure that business continues to be conducted with discipline, integrity, transparency and social responsibility.

PROSPECTS

The recent significant reduction in interest rates and the stronger financial position of consumers should be positive for retailers in South Africa. These factors, coupled with the strength of the Edcon product offering, give the Board reason to be optimistic about the prospects for the coming festive season. The momentum in Edgars and United Retail is expected to continue and this will be augmented by the ongoing improvement in operational efficiencies throughout the Group, including the recent acquisitions. As a result, the Board is targeting growth in headline earnings per share for the full year at least in line with that reported in these interim results.

For and on behalf of the board

W S MacFarlane — Chairman

S M Ross — Chief Executive Officer

INCOME STATEMENTS

	2003 26 weeks September Rm (unaudited)	2002 26 weeks September Rm (unaudited)	Change %	2003 52 weeks March Rm (audited)
Revenue - retail sales	4 592,2	3 478,3	32	8 313,7
Cost of sales	2 821,3	2 147,7		5 107,0
Gross profit	1 770,9	1 330,6		3 206,7
Store costs	874,1	674,3		1 595,9
Other operating costs	587,2	397,3		1 047,6
Retail trading profit	309,6	259,0		563,2
Credit and financial services profit	59,0	25,8		51,7
Operating profit before financing costs	368,6	284,8	29	614,9
Net financing costs	25,3	32,7		44,2
Profit before taxation	343,3	252,1	36	570,7
Taxation	114,0	88,3		223,2
Earnings attributable to ordinary shareowners	229,3	163,8	40	347,5
Number of ordinary shares (000)				
in issue	46 530	50 710		45 956
weighted average	46 296	51 158		50 331
Earnings per ordinary share (cents)				
attributable earnings basis	495	320	55	691
headline earnings basis	501	290	73	753

Diluted earnings per ordinary share (cents) (note 3)				
attributable earnings basis	452	305	48	647
headline earnings basis	457	276	66	705
Dividends per ordinary share (cents)	247	123	101	308
Reconciliation of headline earnings				
Group attributable earnings	229,3	163,8		347,5
Add: Loss on disposal of fixed assets net of taxation	1,3	7,9		12,1
Less:Discount on acquisition of RAG receivables net of taxation	(6,9)	(23,4)		(19,2)
Add:Goodwill amortisation	8,1	-		38,4
Headline earnings	231,8	148,3		378,8
Segmental analysis				
Retail sales				
Edgars	2 542,7	2 246,3	13	4 817,5
United Retail	1 517,4	1 232,0	23	2 924,2
CNA	345,2	-		389,5
Super Mart	186,9	-		182,5
	4 592,2	3 478,3	32	8 313,7
Retail trading profit				
Edgars	241,6	208,9	16	411,6
United Retail	132,1	44,9	194	182,8
CNA	(9,1)	-		(2,4)
Super Mart	(1,0)	-		10,2
Manufacturing	(18,8)	1,9		(7,7)
Goodwill amortisation	(8,1)	3,3		(31,3)
System integration costs	(27,1)	-		-
	309,6	259,0	20	563,2
Retail space (m2)				
Edgars	374 391	382 127	(2)	374 824
United Retail	281 342	285 598	(1)	280 088
CNA	76 874	-		80 609
Super Mart	49 692	-		39 822
	782 299	667 725	17	775 343
No. of stores				
Edgars	151	150		149
United Retail	270	279		277
CNA	149	-		151
Super Mart	15	-		12
	585	429		589

NOTES:

Note 1

The interim financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice, International Financial Reporting Standards and the listing requirements of the JSE Securities Exchange South Africa. The accounting policies adopted are consistent with those of the previous year. The external auditors have not reviewed the financial results for the half-year ended 27 September 2003.

Note 2

In terms of the JSE Securities Exchange South Africa listing requirements the prospect statement in the commentary is considered to be a profit forecast and required examination by the external auditors.

The external auditors, Ernst & Young, have reported that the profit forecast has been properly compiled on the basis of reasonable assumptions and is consistent with Group accounting policies. The full report is available for inspection at the Registered Office of the company.

Note 3

Dilution on possible exercise of share options.

CASH FLOW STATEMENTS

2003	2002	2003
26 weeks	26 weeks	52 weeks
September	September	March

	Rm (unaudited)	Rm (unaudited)	Rm (audited)
Cash retained from operating activities			
Operating profit (excl. dividends received)	364,5	282,4	609,2
Depreciation , amortisation and impairment	117,3	98,3	304,5
Dividends received	4,1	2,4	5,7
Other non-cash items	(8,8)	(23,6)	(12,9)
Cash "EBITDA"	477,1	359,5	906,5
Investment in working capital	(110,3)	183,7	(32,0)
Inventories	(101,2)	53,8	(39,4)
Accounts receivable and prepayments	(350,2)	(162,1)	(431,0)
Accounts payable	341,1	292,0	438,4
Cash generated from operating activities	366,8	543,2	874,5
Net financing costs paid	(25,3)	(32,7)	(44,2)
Taxation paid	(210,7)	(32,1)	(103,2)
Cash inflow from operations	130,8	478,4	727,1
Dividends paid	(85,0)	(42,0)	(104,1)
Net cash retained	45,8	436,4	623,0
Cash utilised in investment activities			
Investment in property, plant and equipment	(137,6)	(29,5)	(113,7)
Acquisitions	-	(256,1)	(503,4)
Net proceeds of securitisation	-	798,3	798,3
Other	(24,3)	(5,6)	4,8
Net cash utilised	(161,9)	507,1	186.0
Cash effects of financing activities			
Increase in shareowner funding	51,6	(44,6)	(324,0)
Decrease in interest bearing debt	(94,4)	(365,8)	(393,4)
Net cash outflow from financing activities	(42,8)	(410,4)	(717,4)
Decrease in cash and cash equivalents	(158,9)	533,1	91,6
Cash and cash equivalents at the beginning of the period	298,0	215,5	215,5
Acquisitions during the year	-	-	6,2
Currency adjustments	(3,0)	1,0	(15,3)
Cash and cash equivalents at the end of the period	136,1	749,6	298,0
Attributable cash flow per share (cents)	282	935	1 445

BALANCE SHEETS

	2003 September Rm (unaudited)	2002 September Rm (unaudited)	2003 March Rm (audited)
ASSETS			
Non-current assets			
Properties, fixtures, equipment and vehicles	715,3	760,0	689,2
Goodwill	95,4	(16,0)	103,6
Investments	400,0	413,9	400,0
Other	114,8	81,6	80,6
Total non-current assets	1 325,5	1 239,5	1 273,4
Current assets			
Inventories	1 285,4	938,7	1 186,6
Accounts receivable and prepayments	1 879,6	1 268,1	1 515,6
Cash and cash equivalents	136,1	749,6	298,0
Total current assets	3 301,1	2 956,4	3 000,2
Total assets	4 626,6	4 195,9	4 273,6
EQUITY AND LIABILITIES			

Ordinary shareowners" equity	2 379,6	2 379,3	2 187,8
Minority interest	0,6	0,3	0,6
Total shareowners" equity	2 380,2	2 379,6	2 188,4
Interest bearing debt	89,0	204,7	183,4
Total capital employed	2 469,2	2 584,3	2 371,8
Interest free liabilities			
Current	2 119,2	1 431,2	1 859,5
Deferred taxation	38,2	180,4	42,3
Total interest free liabilities	2 157,4	1 611,6	1 901,8
Total equity and liabilities	4 626,6	4 195,9	4 273,6
Gearing ratios			
Net interest bearing debt/ total shareowners" funds	(0,02)	(0,23)	(0,05)
Total liabilities/ total shareowners" funds	0,94	0,76	0,95
Future capital expenditure	Rm	Rm	Rm
Contracted	73,9	18,3	67,9
Authorised but not contracted	217,0	107,0	297,9
Net equity per ordinary share (cents)	5 115	4 692	4 761

STATEMENTS OF CHANGES IN ORDINARY SHAREOWNERS" EQUITY

	2003 September Rm (unaudited)	2002 September Rm (unaudited)	2003 March Rm (audited)
Ordinary shareowners" equity at the beginning of the year	2 187,8	2 296,8	2 296,8
Share capital			
Share buy back	-	(44,6)	(324,0)
Treasury shares sold	51,6	-	-
Movements in distributable reserves			
Earnings attributable to ordinary shareowners	229,3	163,8	347,5
Ordinary dividends	(85,0)	(42,0)	(104,1)
Movements in non-distributable reserves			
Foreign currency translation reserve	(4,1)	1,0	(32,2)
Other	-	4,3	3,8
Ordinary shareowners" equity at the end of the period	2 379,6	2 379,3	2 187,8

DIRECTORS

Non-executive directors

WS MacFarlane (Chairman)
AJ Aaron
TN Eboka
ZB Ebrahim
JDMG Koolen #
PL Wilmot
Netherlands

Executive directors

SM Ross** (Chief Executive)
SR Binnie*
AVA Boshoff
MR Bower
Dr U Ferndale
JL Spotts**
**USA
* UK

Group Secretary

JA Day

Transfer secretaries

Computershare Investor Services Limited
70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown, 2107
Fax : (011) 370-5487
Telephone : (011) 370-5000

Registered office

Edgars Consolidated Stores Limited
Registration No.1946/022751/6

Edgardale, Press Avenue, Crown Mines, Johannesburg 2092
PO Box 100, Crown Mines 2025
Fax : (011) 837-5019
Telephone : (011) 495-6000

Auditors
Ernst & Young
Sponsors
Cazenove South Africa (Pty) Limited
First Floor, Moorgate
Dunkeld Park
6 North Road, Dunkeld West
PO Box 412468
Craighall
2024
Telephone: (011) 280 7900
These results can be viewed on the Internet at http://www.edcon.co.za

INTERIM CASH DIVIDEND

Notice is hereby given that the interim ordinary dividend (No.114) of 247 cents per share in respect of the 26 weeks ended 27 September 2003 has been declared payable to the holders of ordinary shares appearing in the records of the company at the close of business on Wednesday, 24 December 2003. The dividend is declared payable in the currency of the Republic of South Africa and, in compliance with the requirements of STRATE, the following dates are applicable:

Last day to trade cum the dividend	Wednesday, 17 December 2003
Date trading commences ex the dividend	Thursday, 18 December 2003
Record date	Wednesday,24 December 2003
Date of payment	Monday, 29 December 2003

Share certificates may not be dematerialised or rematerialised during the period Thursday, 18 December 2003 and Wednesday, 24 December 2003, both dates inclusive.

On behalf of the board
JA Day
Group Secretary
Johannesburg
11 November 2003

Date: 12/11/2003 07:55:16 AM Produced by the JSE SENS Department

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Edgars Consolidated Stores Limited - Dealing In Shares By A Director

Release Date: 20/11/2003 10:02:56 Code(s): ECO

EDGARS CONSOLIDATED STORES LIMITED - DEALING IN SHARES BY A DIRECTOR
EDGARS CONSOLIDATED STORES LIMITED
"EDCON"
(Registration No : 1946/022751/06)
Incorporated in the Republic of South Africa
Share Code : ECO ISIN number : ZAE000018388
EDCON : DEALING IN SHARES BY A DIRECTOR
In compliance with Rule 3.72 - 3.75 of the JSE Listings Requirements, the following information is disclosed :

Name of Director :	Adriaan van Aswegan Boshoff
Transaction Date :	19 November 2003
Number of Shares :	16000
Class of security :	Ordinary Shares of 10 cents each
Average Price per Share:	R115.00
Nature of Transaction:	Sale
Extent of Interest :	Directly beneficial

For financial planning purposes Mr Boshoff has sold 16 000 shares in respect of which he held options. The options constitute approximately 6.95% of his total entitlement.
In terms of Section 3.66 of the JSE Listings Requirements prior clearance to deal in the above securities has been obtained from Mr W S MacFarlane, Chairman of the Board of Edcon and Mr A J Aaron, Chairman of the Remuneration and Nominations Committee of Edcon.
Date: 20/11/2003 10:02:58 AM Produced by the JSE SENS Department

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Edgars Consolidated Stores Limited - Dealing In Shares By A Director

Release Date: 21/11/2003 10:00:01 Code(s): ECO

EDGARS CONSOLIDATED STORES LIMITED - DEALING IN SHARES BY A DIRECTOR
EDGARS CONSOLIDATED STORES LIMITED
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code: ECO
ISIN Code: ZAE000018388
DEALING IN SHARES BY A DIRECTOR
Mr Stephen Ross, Chief Executive Officer, has a direct and beneficial right to acquire 104 000 Edcon ordinary shares in terms of the Compulsorily Convertible Debenture Scheme. Conversion of these Debentures into Edcon ordinary shares on a one-for-one basis ("subscription shares") has to take place on 31 March 2004.
For financial planning purposes Mr Ross sold, on 20 November 2003, to the Edgars Stores Limited Executive Share Incentive Scheme ("the Trust") the irrevocable right to 50 000 subscription shares at 11600 cents each. Furthermore from the proceeds of the sale, Mr Ross exercised the balance of his rights and acquired 54 000 shares at 1780 cents from the Trust.
Edcon will accordingly be transferring the 54 000 ordinary shares of 10 cents each in Edcon out of the Trust to Mr Ross.
The above transaction constitutes approximately 9.42% of Mr Ross" total entitlement.
In terms of Section 3.66 of the JSE Listings Requirements prior clearance to deal in the above securities has been obtained from Mr W S MacFarlane, Chairman of the Board of Edcon and Mr A J Aaron, Chairman of the Remuneration and Nominations Committee of Edcon.
Johannesburg
20 November 2003
Sponsor
Cazenove
Date: 21/11/2003 10:00:02 AM Produced by the JSE SENS Department

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Edgars Consolidated Stores Limited - Dealing In Shares By A Director

Release Date: 25/11/2003 10:27:01 Code(s): ECO

Edgars Consolidated Stores Limited - Dealing In Shares By A Director
EDGARS CONSOLIDATED STORES LIMITED
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code: ECO ISIN Code : ZAE000018388
"Edcon"

DEALING IN SHARES BY A DIRECTOR

In compliance with rule 3.63 to 3.74 of the JSE Listing Requirements, the following information is disclosed:

Mr Mark Bower, Chief Executive: Group Services, has a family trust which has a beneficial right to acquire 104 000 Edcon ordinary shares in terms of the Compulsorily Convertible Debenture Scheme. Conversion of these Debentures into Edcon ordinary shares on a one-for-one basis ("subscription shares") has to take place on 31 March 2004.

For financial planning purposes Mr Bower sold the irrevocable right to 104 000 subscription shares, on 25 November 2003, to the Edgars Stores Limited Executive Share Incentive Scheme ("the Trust") at 11900 cents each.

Mr Bower has also purchased 105 000 shares over which he had options issued to him on 4 August 1998, the final tranche of which vested on 5 August 2003. The details of this transaction are as follows:

Transaction Date	:	25 November 2003
Number of shares	:	105 000
Class of security	:	Ordinary shares of 10 cents each
Average Price per share	:	11900 cents
Strike Price	:	2950 cents
Extent of Interest	:	Directly beneficial

In terms of Section 3.66 of the JSE Listings Requirements prior clearance to deal in the above securities has been obtained from Mr W S MacFarlane, Chairman of the Board of Edcon and Mr A J Aaron, Chairman of the Remuneration and Nominations Committee of Edcon.

Johannesburg
25 November 2003
Sponsor
Cazenove South Africa (Pty) Limited

Date: 25/11/2003 10:27:03 AM Produced by the JSE SENS Department

EDGARS CONSOLIDATED STORES LIMITED
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code : ECO ISIN Code : ZAE000018388

TRADING UPDATE FOR QUARTER ENDED DECEMBER 2003

Results

Edcon continued to reap the benefits of improved assortments, systems investments, marketing initiatives, real estate revisions and tight credit management by delivering a robust sales increase of 15% for December and 21% for the quarter ended 27 December 2003.

By division, sales were as follows:

Division	Sales increase for Dec 2003 %	Sales increase for quarter ended 27 Dec 2003 %	Retail Space Change %
Edgars	14	17	1
United Retail	13	18	-1
C N A	26	28	9
Super Mart	40	59	82
Edcon Group	15	21	4

The rand sales growths for the quarter, of 17% at Edgars and 18% at United Retail, are even more impressive when their respective retail price deflation of 3% and 4% is factored in to calculate unit sales growths. Inventories remained well managed and significant sales increases were reported in December from most businesses, but in particular ladieswear, menswear, kidswear and all footwear at Edgars, and menswear, footwear and boyswear at United Retail. Consequently, the delivered and projected gross profit percentages remain higher than in the prior year and moving annual stock turns are over 5 at Edgars and above 6 at United Retail. Cellular products grew by 21% for the group in December, with the best performances from Edgars and CNA.

CNA posted a 26% increase on last December; particularly pleasing as last year's result was inflated by a massive clearance effort. The re-launched book department, children's books and toys, interactive and music were the

best performers. Super Mart's growth numbers are boosted by the opening of new stores this year.

Conservative credit granting, state-of-the-art credit systems and extensive credit expertise, ensured that Edcon's debtors' book remained in sound condition. Collections for the quarter were ahead of budget and at billing in December 2003, 88% of the debtors' book was current and able to buy, versus 85% in December 2002.

Prospects

Sales growths since the end of December continue to be strong. Based on recent sales trends and the profit performance for the quarter described above, the Board is now confident that the growth in headline earnings per share for the full year to March 2004 will exceed the 73% reported at the interim stage.

Note:

In terms of the JSE Securities Exchange South Africa listing requirements, this prospects statement is considered to be a profit forecast that required examination by the external auditors. Consequently, Ernst & Young have reported that this profit forecast has been properly compiled on the basis of reasonable assumptions and is consistent with Group Accounting Policies. The full report is available for inspection at the Registered Office of the company.

04 JAN 20 7:21

RETAIL APPAREL (PTY) LTD (RAG)

commission
south africa

Form CC 4(2)

Instructions

This Form is issued in terms of sections 13 and 13A of the Competition Act, and must be filed in accordance with Commission Rules 26 - 28.

Attach to this Form the following items:

- Schedules 3 - 7 inclusive as noted in the form.
- The most recent version of all documents constituting the merger agreement.
- Each report or other document assessing the transaction with respect to competitive conditions.
- Any document, including minutes, reports, presentations and summaries, prepared for the Board of Directors regarding the transaction
- Your most recent annual report.
- Your most recent business plan.
- The most recent report you provided the Securities Regulation Panel during the past year.

Contacting the Commission

The Competition Commission
Private Bag X23
Lynnwood Ridge
Pretoria 0040
Republic of South Africa
tel: 27 012 482 9000
fax: 27 012 482 9001
e-mail: ccsa@compcom.co.za

Statement of Merger Information

To: The Competition Commission

From:

(Name of firm filing this Statement:)
Edgars Consolidated Stores Limited (Edcon)
Edgardale
Press Avenue
Crown Mines
Johannesburg
2092

The firm filing this statement is:

[x] The Primary Acquiring Firm

[ ] The Primary Target Firm

Schedule 3 - Identification

On a separate document, titled Schedule 3, provide the following information in the order listed in items 1 - 8.

1. State the name and principal business address of the party filing this Notice.
2. State the name and principal business address of all firms directly or indirectly controlling you.
3. List the name and principal business address of each firm directly or indirectly controlled by each firm referred to in item 2.
4. List the name and principal business address of each firm you directly or indirectly control.
5. If you are an acquiring party, and you or any of the firms controlling you are owned or controlled by a member of a historically disadvantaged group as defined in Section 3(2) of the Competition Act, state the name(s) of the person(s) and the nature and extent of their ownership or control.

For Office Use Only: Commission file number: _____ Date filed: _____

Form CC 4(2) Page 2

Until the Commission has reached a decision concerning the merger, you must submit any revised or final version of each document referred to in the instructions on Page 1 of this form, as it becomes available

For items 6 - 8, refer to the Threshold regulations for the instructions to calculate turnover and asset values.

When describing the merger, please indicate any relevant facts concerning the impact of the merger on employment, or other public interest issues set out in section 16 (3) of the Act.

You may include any other relevant information that you want the Commission to consider.

Contacting the Commission

The Competition Commission
Private Bag X23
Lynnwood Ridge
Pretoria 0040
Republic of South Africa
tel: 27 012 482 9000
fax: 27 012 482 9001
e-mail: ccsa@compcom.co.za

6. State your annual turnover in, into or from the Republic for your preceding financial year and the range of months covered by your financial year.

7. State the value of your assets in the Republic as of the end of your preceeding financial year, and as of the date of the Merger Notice.

8. State your annual turnover in, into or from the Republic as of the date of the Merger Notice.

Schedule 4 - Transaction Information

On a separate document, titled Schedule 4, provide the following information in the order listed in items 9 - 13.

9. Indicate whether the party filing this Notice is

(a) acquiring assets, shares, or other interests.
(b) selling assets, shares, or other interests.
(c) acquiring and selling assets, shares, or other interests.

10. Indicate whether the transaction involves:

(a) Foreign Direct Investment
(b) A management Buy-out
(c) A buy-back of shares

11. Describe the merger, including: the parties to the transaction; the assets, shares, or other interests being acquired; whether the assets, shares, or other interests are being purchased, leased, combined or otherwise transferred; the consideration, the contemplated timing for any major events required to bring about the completion of the transaction; and the intended structure of ownership and control of the completion of the merger.

12. Unless you have submitted a report addressing the issues listed below, provide the following details:

(a) The estimated market shares of the merging parties and their competitors.
(b) Information concerning barrieres to entry, such as regulatory requirements, capital requirements and sunk costs, the time it will take for potential entrants to enter the market, the names and contact details of entrants to the market during the past three years.
(c) Information concerningimport competition, such as existing import duties.
(d) Countervailing power(customers or suppliers)

Form CC 4(2)
Page 3

Approval, or conditional approval of a merger may be revoked if it is subsequently discovered that this Statement of Information is not accurate.

Generally, information relating to this merger is not part of the public record while the Commission is considering the merger. However, if the merger is referred to the Tribunal, information relating to it becomes a public record.

You have a right to identify information that you believe is confidential, by completing Form CC7 and submitting it with this Statement.

13. If you are relying on a "failing firm defence", please include the following information:

(a) Financial information demonstrating that the firm will be unable to meet its financial obligations in future.

(b) Information concerning efforts taken to elicit reasonable alternative offers.

(c) Information indicating that the failing firm would reasonably be expected to exit the market unless the merger is implemented.

Schedule 5 - Products and services

On a separate document, titled Schedule 5, provide the following information in the order listed in items 14 - 18.

14. Identify each product that you or another acquiring firm (or target firm, if applicable) sell, and each service you or that other firm provide in, into or from the Republic. In addition, identify any products or services that you believe are considered by buyers as reasonably interchangeable with, or a substitute for, a product or service provided in, into orfrom the Republic by another party to the merger. Use the 5 digit Standard Industrial Codes to identify products, if possible.

15. For each identified product or service, state the geographic area(s) in the Republic in which you sell.

16. For each identified product or service, identify, and provide contact details for, the five producers or providers in each identified geographic area with the largest estimated turnover in value, and their estimated share of the total turnover during the last full 12 months.

17. For each identified product or service, state your turnover in each of identified geographic area during the last full 12 months.

18. For each identified product or service, identify and provide contact details for your five customers in each of identifed geographic area with the largest aggregate purchases in value during the last full 12 months.

Business Relationships Among Parties:

Contacting the Commission

The Competition Commission
Private Bag X23
Lynnwood Ridge
Pretoria 0040
Republic of South Africa
tel: 27 012 482 9000
fax: 27 012 482 9001
e-mail: ccsa@compcom.co.za

Form CC 4(2)
Page 4

If any required information is not available, you must attach a sworn affidavit explaining why that information is unavailable.

Approval, or conditional approval of a merger may be revoked if it is subsequently discovered that this Statement of Information is not accurate.

Schedule 6 - Business Relationships Among Parties

On a separate document, titled Schedule 6, provide the following information set out in item 19.

19. State the name of any other Acquiring firm(or Target firm, if applicable) that sells to you, identify each product or service sold, and for each such product or service, show the value of that product or service sold during your preceding financial year.

Schedule 7 - Certification of Accuracy:

I, Graham Evans ______________________________,
have prepared, or supervised those who prepared, this Statement of Merger Information.

To the best of my knowledge, the information contained in this document, and the attachments to it, is true, correct and complete in terms of the Competition Act and Competition Commission Rules, except to the extent that I have indicated -

(a) that requested data is not available in books or records, and reasonable estimates have been used instead; or

(b) complete information has not been provided because it is unavailable, in which case I have attached a affidavit sworn by me, explaining why the information is unavailable.

I understand -

(a) that it is an offence in terms of the Competition Act to provide false information to the Competition Commission in any manner, including in these documents; and

(b) that sections 73 and 74 of the Competition Act provide for a penalty of a fine, or imprisonment, or both, if I am found guilty of knowingly providing false information to the Competition Commission.

Name and Title of person authorised to sign:

Graham Evans, Chief Executive New Business Edcon

Authorised Signature: [signature]

Date: 3rd July 2003

Contacting the Commission

The Competition Commission
Private Bag X23
Lynnwood Ridge
Pretoria 0040
Republic of South Africa
tel: 27 012 482 9000
fax: 27 012 482 9001
e-mail: ccsa@compcom.co.za

SCHEDULE 3

IDENTIFICATION

DETAILS REQUIRED FOR FORM CC 4(2) – STATEMENT OF MERGER INFORMATION

1 **State the name and principal business address of the party filing this notice**

Edgars Consolidated Stores Limited ("Edcon") of Edgardale, Press Avenue, Crown Mines, Johannesburg, 2092.

2 **State the name and principal business address of all firms directly or indirectly controlling you**

Edcon is a publicly listed company and is not controlled by any firm/s. For the sake of completeness, we refer you to page 95 of the annual report wherein the shareholders of Edcon are listed. A copy of the Edcon annual report is filed as schedule 9 hereto, at tab 4.

3 **List the name and principal address of each firm directly or indirectly controlled by each firm referred to in item 2**

Not applicable as the firms in 2 above do not control the primary acquiring firm.

4 **List the name and principal business address of each firm you directly or indirectly control**

Please refer to page 94 of the annual report. A copy of the Edcon annual report is filed as schedule 9 hereto, at tab 4.

5 **If you are an acquiring party, and you or any of the firms controlling you are owned or controlled by a member of a historically disadvantaged group as defined in section 3(2) of the Competition Act, state the name(s) of the person(s) and the nature and extents of their ownership or control**

Edcon is not owned or controlled by a member of a historically disadvantaged group.

6 **State your annual turnover, in, into or from the Republic for your preceding financial year**

The annual turnover of Edcon for the financial year ended 31 March 2002 was R7 401 900 000. We attach hereto at schedule 9, at tab 4, a copy of the most recent annual report for Edcon for the financial year ending 31 March 2002.

7 **State the value of the assets in the Republic as of the end of your preceding financial year, and as at the date of the merger notice**

The total value of the assets of Edcon as at 31 March 2002 were R4 151 200 000.

8 **State your annual turnover in, into or from the Republic as of the date of the merger notice**

The annual turnover figure in 6 is the most recent available.

SCHEDULE 4

TRANSACTION INFORMATION

9 **Indicate whether the party filing this notice is acquiring assets, shares, or other interests; selling assets, shares, or other interests; or both acquiring and selling assets, share, or other interests**

9.1 Edcon is purchasing the following assets from the joint liquidators of Retail Apparel (Proprietary) Limited and its subsidiaries ("RAG") -

9.1.1 that part of the business of RAG conducted from the 20 retail stores listed in annexure A to the offer to purchase, filed as schedule 8 in tab 3, of which six are situated in South Africa, constituting -

9.1.1.1 the stock in trade in these stores;

9.1.1.2 the fixed assets in these stores;

9.1.1.3 the intellectual property rights of RAG (including trademarks, trade names, logos, designs and signage) to be used for conducting business out of these premises;

9.1.2 such additional stock in trade left in RAG on the effective date at cost price to a maximum of R30 000 000 (the stock in 9.1.1.1 inclusive);

9.1.3 the right, title, interest and benefit in and to RAG's database of members of the RAG's loyalty programme, the "Smart Fashion Club",

hereinafter referred to as the second sale assets.

10 **Indicate whether the transactions involve foreign direct investments; a management buy-out; or a buy back of shares**

This transaction involves none of the above.

11 **Description of the merger**

11.1 **The parties to the transaction**

11.1.1 Edcon is the primary acquiring firm.

11.1.2 The primary target firm is RAG.

11.2 **The assets, shares, or other interests being acquired**

The second sale assets as aforesaid are being acquired by Edcon from the joint liquidators of RAG.

11.3 **Whether the assets, shares, or other interests are being purchased, leased, combined, or otherwise transferred**

The second sale assets as aforesaid are being purchased.

11.4 **The consideration**

The purchase price ("purchase price") payable by Edcon to the joint liquidators for the second sale assets is to be determined in accordance with clause 5 of the agreement. We attach hereto at schedule 3 under tab 3, a copy of the agreement between Edcon and the joint liquidators.

11.5 **The contemplated timing for any major events required to bring about the completion of the transaction**

The agreement recording the terms upon which the transaction is to proceed is subject, inter alia, to the suspensive conditions that -

11.5.1 the liquidators accept the offer to purchase made by Edcon to the joint liquidators;

11.5.2 the Master granting the authority, or in the alternative, confirmation of the order, by no later than 14 June 2002;

11.5.3 Edcon is satisfied that that the liquidators have the necessary authority to dispose of the components of the sale assets owned by the subsidiaries by no later than1 August 2002;

11.5.4 to the extent required by the Competition Act, 89 of 1998, the sale of the second sale assets as contemplated in the agreement is approved in terms of the Competition Act, either unconditionally or subject to such conditions as the parties may approve in writing by no later than 16 August 2002;

11.5.5 Edcon is satisfied, by no later than 1 August 2002, that the purchase of the second sale assets does not give rise to any adverse labour relations consequences which may materially affect the business conducted by the Edcon;

11.5.6 RAG irrevocably undertakes to and in favour of Edcon by no later than 1 August 2002 to dispose of all of its shares and claims against Retail Apparel (Proprietary) Limited to Edcon;

11.5.7 to the extent required, the Exchange Control Department of the South African Reserve Bank having granted such approvals as may be required to give effect to this transaction in respect of the second sale assets which are owned by Retail Apparel Botswana (Proprietary) Limited and Retail Apparel Namibia (Proprietary) Limited; and

11.5.8 the court sanction the arrangement and registration order in terms of section 311(6) of the Companies Act 61 of 1973 by no later than 16 August 2002 if Edcon elects (or is obliged) to

propose the arrangement in terms of clause 19 of the agreement.

11.6 **The intended structure of ownership and control on completion of the merger**

Edcon will own and control all the second sale assets after the merger.

12 **Unless you have submitted a report addressing the issued listed below, provide the following details: The estimated market shares of the merging parties and their competitors; information concerning barriers to entry, such as regulatory requirements, capital requirements and sunk costs, the time it will take for potential entrance to enter the market, the names and contact details of entrance to the market during the past three years; information concerning import competition, such as existing import duties; and countervailing power (customers or suppliers)**

Please see the report on competitive and public interest aspects of the merger which is filed under tab 14 herewith ("the report").

13 **If you are relying on a "failing firm defence", please including the following information: Financial information demonstrating that the firm will be unable to meet its financial obligations in future; information concerning efforts taken to illicit reasonable alternative offers; information indicating that the failing firm would reasonably be expected to exit the market unless the merger was implemented**

The parties are relying on a "failing firm defence". Please see the report on competitive and public interest aspects of the merger which is filed under tab 14 herewith ("the report").

SCHEDULE 5

PRODUCTS AND SERVICES

14 **Identify each product that you or another acquiring firm (or target firm if applicable) sell, and each service you or that other firm provide in, into or from the Republic. In addition, identify any products or services that you believe are considered by buyers as reasonably interchangeable with, or a substitute for, a product or service provided in the Republic by another party to the merger. Use the five digit Standard Industrial Codes to identify products if possible**

Please see the report.

15 **For each identified product or service, state the geographic area(s) in the Republic in which you sell**

Please see the report.

16 **For each identified product or service, identify and provide contact details for, the five producers or providers in each identified geographic area with the largest estimated turnover in value and their estimated share of the total turnover during the last full twelve months**

The details of Edcon's largest competitors are as follows -

16.1 Foschini Group (Proprietary) Limited (021) 938-1911;

16.2 Pepkor Limited (Pep & Ackermans) (021) 933-5137;

16.3 Wooltru (Woolworths, Truworths & Topics) (021) 407-9111;

16.4 Fashaf (Dunns) (011) 541-3000.

16.5 Retail Apparel Group Limited (031) 308-0000

17 **For each identified product or service, state your turnover in each identified geographic area for the last full twelve months**

17.1 Ladieswear and intimatewear - R1 665 295 000;

17.2 Menswear - R1 106 479 000;

17.3 Boyswear - R346 858 000;

17.4 Girlswear - R373 071 000;

17.5 Infantswear - R281 791 000;

17.6 Footwear - R1 195 753 000;

17.7 Textiles - R237 088 000;

17.8 Other - R1 430 866 000.

18 **For each identified product or service, identify, and provide contact details for your five customers in identified geographic area with the largest aggregate purchases in value for the last full twelve months**

Edcon sells directly to the public.

SCHEDULE 6

BUSINESS RELATIONSHIP AMONG PARTIES

19 **State the name of any other Acquiring firm (or Target firm, if applicable) that sells to you, identify the product or service sold for each such product or service, show the value of that product of service sold during your preceding financial year**

There are no products sold or services rendered by either party to the other.

ELIXIR MARKETING (PTY) LTD
(SUPERMART)

competitioncommission
south africa

Form CC 4 (2)

Page 3

Instructions

- This Form is issued in terms of sections 13 and 13A of the Competition Act and must be filed in accordance with Commission Rules 26 - 28.
- Attach to this Form the following items:
  - Schedules 3 – 7 inclusive as noted in the form
  - The most recent version of all documents constituting the merger agreement
  - Each report or other document assessing the transaction with respect to competitive conditions
  - Any document, including minutes, reports, presentations and summaries, prepared for the Board of Directors regarding the transaction
  - Your most recent annual report
  - Your most recent business plan
  - The most recent report you provided the Securities Regulation Panel during the past year.

Contacting the Commission

The Competition Commission
Private Bag X23
Lynnwood Ridge
Pretoria 0040
Republic of South Africa
tel: 27 012 482 9000
fax: 27 012 482 9001

Statement of Merger Information

Schedule 6 - Business Relationships Among Parties

On a separate document, titled Schedule 6, provide the following information set out in item 19.

1. State the name of any other Acquiring firm(or Target firm, if applicable) that sells to you, identify each product or service sold, and for each such product or service, show the value of that product or service sold during your preceding financial year.

Schedule 7 - Certification of Accuracy:

I Graham Evans,

have prepared, or supervised those who prepared, this Statement of Merger Information.

To the best of my knowledge, the information contained in this document, and the attachments to it, is true, correct and complete in terms of the Competition Act and Competition Commission Rules, except to the extent that I have indicated –

(a) that requested data is not available in books or records and reasonable estimates have been used instead; or
(b) complete information has not been provided because it is unavailable, in which case I have attached a affidavit sworn by me, explaining why the information is unavailable.

I understand -

(a) that it is an offence in terms of the Competition Act to provide false information to the Competition Commission in any manner, including in these documents; and
(b) that sections 73 and 74 of the Competition Act provide for a penalty of a fine, or imprisonment, or both, if I am found guilty of knowingly providing false information to the Competition Commission.

Name and Title of person authorised to sign:

Graham Evans, Chief Executive New Business Edcon

Authorised Signature: Print before signing [signature]

Date: 1st August 2002.

This form is prescribed by the Minister of Trade and Industry in terms of section 21 (4) of the

HG/jl.hg.jk,sac
010802/
S:\Global\HG\misc\005687jl.doc (1d)

SCHEDULE 3

IDENTIFICATION

DETAILS REQUIRED FOR FORM CC 4(2) – STATEMENT OF MERGER INFORMATION

1 **State the name and principal business address of the party filing this notice.**

Edgars Consolidated Stores Limited ("Edcon") of Edgardale, Press Avenue, Crown Mines, Johannesburg, 2092.

2 **State the name and principal business address of all firms directly or indirectly controlling you.**

Edcon is a publicly listed company and is not controlled by any firm/s. For the sake of completeness, we refer you to page 95 of the annual report wherein the shareholders of Edcon are listed. A copy of the Edcon annual report is filed as schedule 9 hereto under tab 4.

3 **List the name and principal address of each firm directly or indirectly controlled by each firm referred to in item 2**

Not applicable as the firms referred to in 2 above do not control the primary acquiring firm.

4 **List the name and principal business address of each firm you directly or indirectly control.**

Please refer to page 94 of the annual report. A copy of the Edcon annual report is filed as schedule 9 hereto under tab 4.

5 **If you are an acquiring party, and you or any of the firms controlling you are owned or controlled by a member of a historically disadvantaged group as defined in section 3(2) of the Competition Act, state the name(s) of the person(s) and the nature and extents of their ownership or control.**

Edcon is not owned or controlled by a member of a historically disadvantaged group.

6 **State your annual turnover, in, into or from the Republic for your preceding financial year.**

The annual turnover for Edcon for the financial year ended 31 March 2002 was R7 401 900 000. We attach hereto at schedule 9 under tab 4, a copy of the most recent annual report for Edcon for the financial year ending 31 March 2002.

7 **State the value of the assets in the Republic as of the end of your preceding financial year, and as at the date of the merger notice.**

The total value of the assets of Edcon as at 31 March 2002 was R4 151 200 000. We attach hereto at schedule 9, under tab 4 a copy of the most recent annual report for Edcon for the financial year ending 31 March 2002.

8 **State your annual turnover in, into or from the Republic as of the date of the merger notice.**

The turnover of Edcon for the twelve months ended 30 June 2002 is approximately R7 764 708 987.

SCHEDULE 4

TRANSACTION INFORMATION

9 **Indicate whether the party filing this notice is acquiring assets, shares, or other interests; selling assets, shares, or other interests; or both acquiring and selling assets, share, or other interests.**

9.1 The entire share capital in Elixir is currently held by the following shareholders ("sellers") in their respective shareholdings as follows -

9.1.1 Ian Terrence Fuhr - 19%;

9.1.2 Rodney Glen Fuhr - 56%;

9.1.3 Ebrahim Abdulhay Patel - 10%;

9.1.4 Shaun Melass - 5%;

9.1.5 Antonia Vincent Fancisca Saldanha - 5%;

9.1.6 Freddy Thepo Mathele – 5%.

9.2 Edcon is purchasing 1000 ordinary shares of one rand each in the issued share capital of Elixir ("sale shares") from the sellers, which shares constitute 100% of the entire issued share capital of Elixir.

10 **Indicate whether the transactions involve foreign direct investments; a management buy-out; or a buy back of shares.**

This transaction involves none of the above.

11 **Description of the merger**

11.1 **The parties to the transaction**

11.1.1 Edcon is the primary acquiring firm.

11.1.2 The primary target firm is Elixir.

11.2 **The assets, shares, or other interests being acquired**

The sale shares as aforesaid are being acquired by Edcon from the sellers.

11.3 **Whether the assets, shares, or other interests are being purchased, leased, combined, or otherwise transferred.**

The sale shares as aforesaid are being purchased.

11.4 **The consideration**

The purchase price ("purchase price") payable by Edcon to Elixir for the sale shares is to be determined in accordance with clause 8 of the agreement and is subject to the adjustments referred to in clauses 7.2, 9 and 12.2. However, the purchase price shall not be less than R70 000 000 and shall not exceed R140 000 000 plus the amount of the NAV surplus, if applicable.

11.5 **The contemplated timing for any major events required to bring about the completion of the transaction.**

The agreement recording the terms upon which the transaction is to proceed ("the agreement") filed as schedule 8 at tab 3 is subject, inter alia, to the suspensive conditions that -

11.5.1 to the extent required by the Competition Act, 89 of 1998, the sale of the sale shares as contemplated in the agreement is approved in terms of the Competition Act, either unconditionally or subject to such conditions as the parties may approve in writing by not later than 30 November 2002;

11.5.2 Edcon completes, to its satisfaction, a due diligence investigation into the affairs of Elixir and Edcon being satisfied with all aspects of Elixir;

11.5.3 to the extent required, the JSE Securities Exchange South Africa ("JSE") having granted such approvals as may be required to give effect to the transaction and Edcon having complied with the requirements of the JSE pertaining to the grant of such approval, by not later than 30 September 2002;

11.5.4 the consent of third parties in respect of those material contracts which require their consent to the change in control of Elixir as a result of the transaction, and to the extent required by Edcon, the assignment of Elixir's rights and obligations in terms of those material contracts to Edcon to the extent that such consents are required in law, by no later than 30 September 2002;

11.5.5 the conclusion of the agreements referred to in 3.1.5 of the agreement; and

11.5.6 Elixir having disposed of the non-core items (as defined in the agreement) by not later than 30 September 2002.

11.6 **The intended structure of ownership and control on completion of the merger.**

Upon completion of the transaction, 100% of the issued share capital in Elixir will be held by Edcon.

12 **Unless you have submitted a report addressing the issued listed below, provide the following details: The estimated market shares of the merging parties and their competitors; information concerning barriers to entry, such as regulatory requirements, capital requirements and sunk costs, the time it will take for potential entrants to enter the market, the names and contact details of entrance to the market during the past three years; information concerning import competition, such as existing import duties; and countervailing power (customers or suppliers).**

Please see the report on competitive and public interest aspects of the merger which is filed under tab 14 herewith ("the report").

13 **If you are relying on a "failing firm defence", please include the following information: Financial information demonstrating that the firm will be unable to meet its financial obligations in future; information concerning efforts taken to elicit reasonable alternative offers; information indicating that the failing firm would reasonably be expected to exit the market unless the merger was implemented.**

The parties are not relying on a "failing firm defence".

SCHEDULE 5

PRODUCTS AND SERVICES

14 **Identify each product that you or another acquiring firm (or target firm if applicable) sell, and each service you or that other firm provide in, into or from the Republic. In addition, identify any products or services that you believe are considered by buyers as reasonably interchangeable with, or a substitute for, a product or service provided in the Republic by another party to the merger. Use the five digit Standard Industrial Codes to identify products if possible.**

Please see the report.

15 **For each identified product or service, state the geographic area(s) in the Republic in which you sell.**

Please see the report.

16 **For each identified product or service, identify and provide contact details for, the five producers or providers in each identified geographic area with the largest estimated turnover in value and their estimated share of the total turnover during the last full twelve months.**

Not applicable, as there are no overlaps between the products sold by Edcon and Elixir.

17 **For each identified product or service, state your turnover in each identified geographic area for the last full twelve months.**

Not applicable, as there are no overlaps between the products sold by Edcon and Elixir.

18 **For each identified product or service, identify, and provide contact details for your five customers in each identified geographic area with the largest aggregate purchases in value for the last full twelve months.**

Edcon sells directly to the public.

SCHEDULE 6

BUSINESS RELATIONSHIP AMONG PARTIES

19 **State the name of any other Acquiring firm (or Target firm, if applicable) that sells to you, identify the product or service sold, and for each such product or service, show the value of that product of service sold during your preceding financial year.**

There are no products sold or services rendered by either party to the other.

04 JAN 2? ?? 7:21

CONSOLIDATED NEWS AGENCIES (PTY) LTD & CENTRAL NEWS AGENCIES (PTY) LTD

competition commission
south africa

Form CC 4(2)

Instructions

This Form is issued in terms of sections 13 and 13A of the Competition Act, and must be filed in accordance with Commission Rules 26 - 28.

Attach to this Form the following items:

- Schedules 3 - 7 inclusive as noted in the form.
- The most recent version of all documents constituting the merger agreement.
- Each report or other document assessing the transaction with respect to competitive conditions.
- Any document, including minutes, reports, presentations and summaries, prepared for the Board of Directors regarding the transaction
- Your most recent annual report.
- Your most recent business plan.
- The most recent report you provided the Securities Regulation Panel during the past year.

Contacting the Commission

The Competition Commission
Private Bag X23
Lynnwood Ridge
Pretoria 0040
Republic of South Africa
tel: 27 012 482 9000
fax: 27 012 482 9001
e-mail: ccsa@compcom.co.za

Statement of Merger Information

To: The Competition Commission

From:

(Name of firm filing this Statement:)
Edgars Consolidated Stores Limited

The firm filing this statement is:

[x] The Primary Acquiring Firm

[ ] The Primary Target Firm

Schedule 3 - Identification

On a separate document, titled Schedule 3, provide the following information in the order listed in items 1 - 8.

1. State the name and principal business address of the party filing this Notice.
2. State the name and principal business address of all firms directly or indirectly controlling you.
3. List the name and principal business address of each firm directly or indirectly controlled by each firm referred to in item 2.
4. List the name and principal business address of each firm you directly or indirectly control.
5. If you are an acquiring party, and you or any of the firms controlling you are owned or controlled by a member of a historically disadvantaged group as defined in Section 3(2) of the Competition Act, state the name(s) of the person(s) and the nature and extent of their ownership or control.

For Office Use Only:	Commission file number: 2002 Oct 253	Date filed: THE COMPETITION COMMISSION Private Bag X23 Lynnwood Ridge 0040 15 OCT 2002

Form CC 4(2) Page 2

Until the Commission has reached a decision concerning the merger, you must submit any revised or final version of each document referred to in the instructions on Page 1 of this form, as it becomes available.

For items 6 - 8, refer to the Threshold regulations for the instructions to calculate turnover and asset values.

When describing the merger, please indicate any relevant facts concerning the impact of the merger on employment, or other public interest issues set out in section 16 (3) of the Act.

You may include any other relevant information that you want the Commission to consider.

6. State your annual turnover in, into or from the Republic for your preceding financial year and the range of months covered by your financial year.

7. State the value of your assets in the Republic as of the end of your preceeding financial year, and as of the date of the Merger Notice.

8. State your annual turnover in, into or from the Republic as of the date of the Merger Notice.

Schedule 4 - Transaction Information

On a separate document, titled Schedule 4, provide the following information in the order listed in items 9 - 13.

9. Indicate whether the party filing this Notice is

(a) acquiring assets, shares, or other interests.
(b) selling assets, shares, or other interests.
(c) acquiring and selling assets, shares, or other interests.

10. Indicate whether the transaction involves:

(a) Foreign Direct Investment
(b) A management Buy-out
(c) A buy-back of shares

11. Describe the merger, including: the parties to the transaction; the assets, shares, or other interests being acquired; whether the assets, shares, or other interests are being purchased, leased, combined or otherwise transferred; the consideration, the contemplated timing for any major events required to bring about the completion of the transaction; and the intended structure of ownership and control of the completion of the merger.

12. Unless you have submitted a report addressing the issues listed below, provide the following details:

(a) The estimated market shares of the merging parties and their competitors.
(b) Information concerning barrieres to entry, such as regulatory requirements, capital requirements and sunk costs, the time it will take for potential entrants to enter the market, the names and contact details of entrants to the market during the past three years.
(c) Information concerningimport competition, such as existing import duties.
(d) Countervailing power(customers or suppliers)

Contacting the Commission

The Competition Commission
Private Bag X23
Lynnwood Ridge
Pretoria 0040
Republic of South Africa
tel: 27 012 482 9000
fax: 27 012 482 9001
e-mail: ccsa@compcom.co.za

Form CC 4(2)
Page 3

Approval, or conditional approval of a merger may be revoked if it is subsequently discovered that this Statement of Information is not accurate.

Generally, information relating to this merger is not part of the public record while the Commission is considering the merger. However, if the merger is referred to the Tribunal, information relating to it becomes a public record.

You have a right to identify information that you believe is confidential, by completing Form CC7 and submitting it with this Statement.

Contacting the Commission

The Competition Commission
Private Bag X23
Lynnwood Ridge
Pretoria 0040
Republic of South Africa
tel: 27 012 482 9000
fax: 27 012 482 9001
e-mail: ccsa@compcom.co.za

13. If you are relying on a "failing firm defence", please include the following information:

    (a) Financial information demonstrating that the firm will be unable to meet its financial obligations in future.

    (b) Information concerning efforts taken to elicit reasonable alternative offers.

    (c) Information indicating that the failing firm would reasonably be expected to exit the market unless the merger is implemented.

Schedule 5 - Products and services

On a separate document, titled Schedule 5, provide the following information in the order listed in items 14 - 18.

14. Identify each product that you or another acquiring firm (or target firm, if applicable) sell, and each service you or that other firm provide in, into or from the Republic. In addition, identify any products or services that you believe are considered by buyers as reasonably interchangeable with, or a substitute for, a product or service provided in, into orfrom the Republic by another party to the merger. Use the 5 digit Standard Industrial Codes to identify products, if possible.

15. For each identified product or service, state the geographic area(s) in the Republic in which you sell.

16. For each identified product or service, identify, and provide contact details for, the five producers or providers in each identified geographic area with the largest estimated turnover in value, and their estimated share of the total turnover during the last full 12 months.

17. For each identified product or service, state your turnover in each of identified geographic area during the last full 12 months.

18. For each identified product or service, identify and provide contact details for your five customers in each of identifed geographic area with the largest aggregate purchases in value during the last full 12 months.

Business Relationships Among Parties:

Form CC 4(2)
Page 4

If any required information is not available, you must attach a sworn affidavit explaining why that information is unavailable.

Approval, or conditional approval of a merger may be revoked if it is subsequently discovered that this Statement of Information is not accurate.

Schedule 6 - Business Relationships Among Parties

On a separate document, titled Schedule 6, provide the following information set out in item 19.

19. State the name of any other Acquiring firm(or Target firm, if applicable) that sells to you, identify each product or service sold, and for each such product or service, show the value of that product or service sold during your preceding financial year.

Schedule 7 - Certification of Accuracy:

I, Graham Evans,
have prepared, or supervised those who prepared, this Statement of Merger Information.

To the best of my knowledge, the information contained in this document, and the attachments to it, is true, correct and complete in terms of the Competition Act and Competition Commission Rules, except to the extent that I have indicated -

(a) that requested data is not available in books or records, and reasonable estimates have been used instead; or

(b) complete information has not been provided because it is unavailable, in which case I have attached a affidavit sworn by me, explaining why the information is unavailable.

I understand -

(a) that it is an offence in terms of the Competition Act to provide false information to the Competition Commission in any manner, including in these documents; and

(b) that sections 73 and 74 of the Competition Act provide for a penalty of a fine, or imprisonment, or both, if I am found guilty of knowingly providing false information to the Competition Commission.

Name and Title of person authorised to sign:

Graham Evans, Chief Executive New Business, Edcon

Authorised Signature: [signature]

Date: 14/10/2002

Contacting the Commission

The Competition Commission
Private Bag X23
Lynnwood Ridge
Pretoria 0040
Republic of South Africa
tel: 27 012 482 9000
fax: 27 012 482 9001
e-mail: ccsa@compcom.co.za

HG/la,hg,ll
161002/edgs7100.32
S:\Global\HG\misc\Merger filings\005757LA.doc (1d)

CONFIDENTIAL VERSION

SCHEDULE 3

IDENTIFICATION

DETAILS REQUIRED FOR FORM CC4(2)– STATEMENT OF MERGER INFORMATION

1 **State the name and principal business address of the party filing this notice.**

Edgars Consolidated Stores Limited ("Edcon") of Edgardale, Press Avenue, Crown Mines, Johannesburg, 2092.

2 **State the name and principal business address of all firms directly or indirectly controlling you.**

Edcon is a publicly listed company and is not controlled by any firm/s. For the sake of completeness, we refer you to page 95 of the annual report wherein the shareholders of Edcon are listed. A copy of the Edcon annual report is filed as schedule 9 hereto, at tab 4.

3 **List the name and principal business address of each firm directly or indirectly controlled by each firm referred to in item2**

Not applicable as the firms in 2 above do not control the primary acquiring firm.

4 **List the name and principal business address of each firm you directly or indirectly control.**

Please refer to page 94 of the annual report. A copy of the Edcon annual report is filed as schedule 9 hereto, at tab 4.

5 **If you are an acquiring party, and you or any of the firms controlling you are owned or controlled by a member of a historically disadvantaged group as defined in section 3(2) of the Competition Act, state the name(s) of the person(s) and the nature and extent of their ownership or control.**

Edcon is not owned or controlled by a member of a historically disadvantaged group.

6 **State your annual turnover, in, into or from the Republic for your preceding financial year and the range of months covered by your financial year.**

The annual turnover of Edcon for the financial year ended 31 March 2002 was R6 710 000 000. We attach hereto at schedule 9, at tab 4, a copy of the most recent annual report for Edcon for the financial year ending 31March 2002.

7 **State the value of the assets in the Republic as of the end of your preceding financial year, and as of the date of the merger notice.**

The total value of the assets of Edcon as at 31 March 2002 were R4 151 200 000. This value is the most recent available.

8 **State your annual turnover in, into or from the Republic as of the date of the merger notice.**

The turnover of Edcon for the twelve months ended 30 September 2002 is approximately R7 100 000 000.

SCHEDULE 4

TRANSACTION INFORMATION

9 **Indicate whether the party filing this notice is acquiring assets, shares, or other interests; selling assets, shares, or other interests; or both acquiring and selling assets, shares, or other interests.**

9.1 Edcon is purchasing part of the businesses of Consolidated News Agencies (Proprietary) Limited and Central News Agency (Proprietary) Limited ("CNA") comprising -

9.1.1 the businesses as a going concern conducted from the 139 retail stores identified by way of an "X" in the "Yes" column in annexure E to the sale of business agreement ("sale agreement") all of which are situated in South Africa ("acquired stores"), constituting -

9.1.1.1 the stock in trade in these acquired stores;

9.1.1.2 the fixed assets in these acquired stores; and

9.2 the intellectual property rights of CNA (including trademarks, trade names, logos, designs and signage);

9.3 the stock and fixed assets situated in the retail stores identified by way of an "X" in the "No" column in annexure E to the sale agreement (all of which are situated in South Africa), which stores are likely to be closed prior to the transaction becoming unconditional;

9.4 certain immovable properties situated in Johannesburg from certain subsidiaries of CNA.

hereinafter referred to as the sale assets.

10 **Indicate whether the transaction involves foreign direct investment; a management buy-out; or a buy back of shares.**

The transaction involves none of the above.

11 **Description of the merger**

11.1 **The parties to the transaction**

11.1.1 Edcon is the primary acquiring firm.

11.1.2 The primary target firms are Consolidated News Agencies (Proprietary) Limited and Central News Agency (Proprietary) Limited.

11.2 **The assets, shares, or other interests being acquired**

The sale assets as aforesaid are being acquired by Edcon from CNA.

11.3 **Whether the assets, shares, or other interests are being purchased, leased, combined, or otherwise transferred.**

The sale assets as aforesaid are being purchased.

11.4 **The consideration**

The purchase price payable by Edcon to CNA for the sale assets is to be determined in accordance with clause 5 of the sale agreement. We attach hereto as schedule 8 under tab 3, a copy of the sale agreement between Edcon and CNA.

11.5 **The contemplated timing for any major events required to bring about the completion of the transaction.**

The sale agreement recording the terms upon which the transaction is to proceed is subject, inter alia, to the suspensive conditions that-

11.5.1 the High Court of South Africa approves the conclusion of the sale agreement between Edcon and CNA;

11.5.2 Edcon pays CNA the balance of the purchase consideration referred to and in terms of clause 5.6 of the sale agreement;

11.5.3 to the extent required by the Competition Act 89 of 1998, the Competition Commission or Tribunal, as the case may be, approves the conclusion and implementation of the sale agreement by no later than 30 November 2002;

11.5.4 the Competition authorities authorise the interim management agreement (as defined in the sale agreement) between Edcon and CNA so as to enable the interim management arrangement to commence no later than 21 October 2002.

11.6 **The intended structure of ownership and controlon completion of the merger.**

Edcon will own and control the sale assets after the merger.

12 **Unless you have submitted a report addressing the issues listed below, provide the following details: The estimated market shares of the merging parties and their competitors; information concerning barriers to entry, such as regulatory requirements, capital requirements and sunk costs, the time it will take for potential entrants to enter the market, the names and contact details of entrants to the market during the past three years; information concerning import competition, such as existing import duties; and countervailing power (customers or suppliers).**

Please see the report on competitive and public interest aspects of the merger which is filed under tab 20 herewith ("the report").

13 **If you are relying on a "failing firm defence", please including the following information: Financial information demonstrating that the firm will be unable to meet its financial obligations in future; information concerning efforts taken to elicit reasonable alternative offers; information indicating that the failing firm would reasonably be expected to exit the market unless the merger was implemented.**

The parties are relying on a "failing firm defence". Please see the report on competitive and public interest aspects of the merger which is filed under tab 20 herewith.

SCHEDULE 5

PRODUCTS AND SERVICES

14 **Identify each product that you or another acquiring firm (or target firm if applicable) sell, and each service you or that other firm provide in, Into or from the Republic. In addition, Identify any products or services thatyou believe are considered by buyers as reasonably interchangeable with, or a substitute for, a product or service provided in the Republic by another party to the merger. Use the five digit Standard Industrial Codes to identify products, if possible.**

Please see the report.

15 **For each identified product or service, state the geographicarea(s) in the Republic in which you sell.**

Please see the report.

16 **For each identified product or service, identify and provide contact details for, the five producers or providers in each identified geographic area with the largest estimated turnover in value and their estimated share of the total turnover during the last full twelve months.**

In the market for cellular communication products, as defined in the report, Edcon's five largest competitors in the relevant geographic market, their approximate annual turnover and estimated market shares are as follows-

16.1	Vodacom Shop	R1 500 000 000	25.7%
16.2	MTN Shop	R900 000 000	15.4%
16.3	Furniture Stores	R600 000 000	10.3%
16.4	Hypermarket/ Pick 'n Pay	R400 000 000	6.9%
16.5	Woolworths	R400 000 000	6.9%

17 **For each identified product or service, state your turnover in each identified geographic area for the last full twelve months.**

Edcon's turnover was approximately R412 600 000.

18 **For each identified product or service, identify, and provide contact details for your five customers in each identified geographic area with the largest aggregate purchases in value for the last fulltwelve months.**

Edcon sells directly to the public.

SCHEDULE 6

BUSINESS RELATIONSHIP AMONG PARTIES

19 **State the name of any other Acquiring firm (or Target firm, if applicable) that sells to you, identify the product or service sold, and for each such product or service, show the value of that product or service sold during your preceding financial year.**

There are no products or services supplied by either party to the other.

04 JAN 20 7:21

THISDAY STORES (PTY) LTD

commission
south africa

Form CC 4 (2)

Statement of Merger Information

Page 3

Instructions

• This Form is issued in terms of sections 13 and 13A of the Competition Act, and must be filed in accordance with Commission Rules 26 - 28.

• Attach to this Form the following items:

- Schedules 3 – 7 inclusive as noted in the form.
- The most recent version of all documents constituting the merger agreement.
- Each report or other document assessing the transaction with respect to competitive conditions.
- Any document, including minutes, reports, presentations and summaries, prepared for the Board of Directors regarding the transaction
- Your most recent annual report.
- Your most recent business plan.
- The most recent report you provided the Securities Regulation Panel during the past year.

Schedule 6 - Business Relationships Among Parties

On a separate document, titled Schedule 6, provide the following information set out in item 19.

1. State the name of any other Acquiring firm(or Target firm, if applicable) that sells to you, identify each product or service sold, and for each such product or service, show the value of that product or service sold during your preceding financial year.

Schedule 7 - Certification of Accuracy:

I M R Bower,

have prepared, or supervised those who prepared, this Statement of Merger Information.

To the best of my knowledge, the information contained in this document, and the attachments to it, is true, correct and complete in terms of the Competition Act and Competition Commission Rules, except to the extent that I have indicated –

(a) that requested data is not available in books or records and reasonable estimates have been used instead; or
(b) complete information has not been provided because it is unavailable, in which case I have attached a affidavit sworn by me, explaining why the information is unavailable.

I understand -

(a) that it is an offence in terms of the Competition Act to provide false information to the Competition Commission in any manner, including in these documents; and
(b) that sections 73 and 74 of the Competition Act provide for a penalty of a fine, or imprisonment, or both, if I am found guilty of knowingly providing false information to the Competition Commission.

Name and Title of person authorised to sign:
M R Bower, Chief Executive: Group Services

Authorised Signature: MBauer

Date: 10/9/2003

Contacting the Commission

The Competition Commission
Private Bag X23
Lynnwood Ridge
Pretoria 0040
Republic of South Africa
tel: 27 012 482 9000
fax: 27 012 482 9001
e-mail: ccsa@compcom.co.za

DR/db.dr
100903/EDGA7100.49
S:\Global\dr\misc\005600DB.doc (1d)

SCHEDULE 3

IDENTIFICATION

DETAILS REQUIRED FOR FORM CC 4(2) – STATEMENT OF MERGER INFORMATION

1 **State the name and principal business address of the party filing this notice.**

Edgars Consolidated Stores Limited ("**Edcon**") (primary acquiring firm), having its principal business address at Edgardale, Press Avenue, Crown Mines, Johannesburg, 2092.

2 **State the name and principal business address of all firms directly or indirectly controlling you.**

Edcon is a publicly listed company and is not controlled by any firm/s. For the sake of completeness, we refer you to page 123 of the annual report in which the shareholders of Edcon are listed. A copy of the Edcon annual report is filed as schedule 9 hereto, at tab 4.

3 **List the name and principal address of each firm directly or indirectly controlled by each firm referred to in item 2.**

Not applicable as the firms in 2 above do not control the primary acquiring firm.

4 **List the name and principal business address of each firm you directly or indirectly control.**

Please refer to pages 122 of the annual report. A copy of the Edcon annual report is filed as schedule 9 hereto, at tab 4.

5 **If you are an acquiring party, and you or any of the firms controlling you are owned or controlled by a member of a historically disadvantaged group as defined in section 3(2) of the Competition Act, state the name(s) of the person(s) and the nature and extent of their ownership or control.**

Edcon is not owned or controlled by a member of a historically disadvantaged group.

6 **State your annual turnover, in, into or from the Republic for your preceding financial year.**

The annual turnover of Edcon for the financial year ended 29 March 2003 was approximately R9 194 800 000. See schedule 9 of Form CC4(2) filed on behalf of Edcon for a copy of the most recent annual report of Edcon for the financial year ended 29 March 2003.

7 **State the value of the assets in the Republic as of the end of your preceding financial year, and as at the date of the merger notice.**

7.1 The total value of the assets of Edcon as at the end of the financial year ended 29 March 2003 was approximately R4 273 600 000. See schedule 9 of Form CC4(2) filed on behalf of Edcon for a copy of the most recent annual report of Edcon for the financial year ended 29 March 2003.

7.2 The total value of assets of Edcon as at the date of the merger notice does not differ materially (for purposes of this merger filing) from the figure in 7.1.

8 **State your annual turnover in, into or from the Republic as of the date of the merger notice.**

The turnover of Edcon for the twelve-month period ended as at the date of the merger notice does not differ materially (for purposes of this merger filing) from the figure in 6.

SCHEDULE 4

TRANSACTION INFORMATION

9 **Indicate whether the party filing this notice is acquiring assets, shares, or other interests; selling assets, shares, or other interests; or both acquiring and selling assets, shares, or other interests.**

9.1 Edcon is purchasing certain of the fixed assets of Thisday Media Stores (Proprietary) Limited ("**ThisDay**") as defined in the sale agreement between Edcon ("**purchaser**"), ThisDay and Thisday (Proprietary) Limited (collectively the "**seller**"), and certain of the stock of ThisDay as defined in the sale agreement ("**sale assets**" or "**transferred firm**").

9.2 The terms of the sale of assets referred to in 9.1 are recorded in the sale agreement, a copy of which is filed at schedule 8.

10 **Indicate whether the transaction involves foreign direct investment; a management buy-out; or a buy back of shares.**

The transaction involves none of the above.

11 **Description of the merger**

11.1 **The parties to the transaction**

11.1.1 Edgars Consolidated Stores Limited is the primary acquiring firm; and

11.1.2 ThisDay Media Stores (Proprietary) Limited is the primary target firm.

11.2 **The assets, shares, and other interests being acquired**

The sale assets that constitute the transferred firm, as aforesaid, are being acquired by Edcon from ThisDay.

11.3 **Whether the assets, shares, or other interests are being purchased, leased, combined, or otherwise transferred.**

The sale assets that constitute the transferred firm, as aforesaid, are being acquired by Edcon from ThisDay.

11.4 **The consideration**

The purchase price is set out in clause 4 of the agreement, a copy of which is filed at schedule 8 under tab 3.

11.5 **The contemplated timing for any major events required to bring about the completion of the transaction.**

11.5.1 The sale agreement is subject to the following suspensive conditions -

11.5.1.1 the transaction provided for in the sale agreement having been advertised pursuant to section 34 of the Insolvency Act, 24 of 1936 and a period of at least thirty calendar days having elapsed since the last date of publication thereof;

11.5.1.2 the transaction provided for in the sale agreement having been approved in terms of the Competition Act, 89 of 1998 either unconditionally or subject to such conditions as the parties may approve in writing by not later than 31 October 2003 or such later date as the parties may agree in writing before such date;

11.5.1.3 the seller furnishes to the purchaser, within seven days of the signature date, such additional information and documentation in respect of the leases pertaining to the designated premises defined in the agreement as the purchaser may not already be in possession of as at the signature date and as the purchaser may have reasonably requested prior to the signature date;

11.5.1.4 the seller furnishes to the purchaser by not later than close of business on 30 September 2003 an asset register reflecting the existence and written-down book value of the fixed assets (depreciated on a straight line basis in accordance with generally accepted accounting practice) (**"book value"**) as at 30 September 2003 on a store-by-store basis and at book values no greater than the book values ascertainable (on a store-by-store basis) from the seller's management accounts for the period ending 31 August 2003 ; and

11.5.1.5 the landlords in respect of at least twenty-five of the designated premises agree on terms and conditions no less favourable to the purchaser than those applicable to the seller under the current applicable designated leases, to allow the purchaser to occupy at least twenty-five of the designated premises by not later than 30 September 2003 and this condition may be implemented by -

11.5.1.5.1 the cancellation of the existing leases in respect of the designated premises on terms and conditions acceptable to both the relevant landlords and the seller and the signature of fresh agreements of lease between the relevant landlords and the purchaser on terms and conditions no less favourable to the purchaser

(as tenant) than those applicable to the seller under the existing leases;

11.5.1.5.2 an assignment of the existing leases from the seller to the purchaser upon terms and conditions no less favourable to the purchaser (as tenant) than those applicable to the seller under the existing leases and as are agreed by the purchaser and the relevant landlords, to the extent that the agreement of the relevant landlords may be required; or

11.5.1.5.3 a combination of the aforegoing.

11.6 **The intended structure of ownership and control on completion of the merger**

Upon completion of the transaction, the sale assets that constitute the transferred firm will be held and owned by Edcon.

12 **Unless you have submitted a report addressing the issues listed below, provide the following details: The estimated market shares of the merging parties and their competitors; information concerning barriers to entry, such as regulatory requirements, capital requirements and sunk costs, the time it will take for potential entrants to enter the market, the names and contact details of entrants to the market during the past three years; information concerning import competition, such as existing import duties; and countervailing power (customers or suppliers).**

Please see the report on jurisdictional, competitive and public interest aspects of the proposed transaction, which is filed under tab 14 of this filing ("**the report**").

13 **If you are relying on a "failing firm defence", please include the following information: Financial information demonstrating that the firm will be unable to meet its financial obligations in future; information concerning efforts taken to elicit reasonable alternative offers; information indicating that the failing firm would reasonably be expected to exit the market unless the merger was implemented.**

The parties are relying on a "failing firm defence". Please see the report, which is filed under tab 14 of this filing.

SCHEDULE 5

PRODUCTS AND SERVICES

14 **Identify each product that you or another acquiring firm (or target firm if applicable) sell, and each service you or that other firm provide in, into or from the Republic. In addition, identify any products or services that you believe are considered by buyers as reasonably interchangeable with, or a substitute for, a product or service provided in the Republic by another party to the merger. Use the five digit Standard Industrial Codes to identify products if possible.**

Please see the report.

15 **For each identified product or service, state the geographic area(s) in the Republic in which you sell.**

Please see the report.

16 **For each identified product or service, identify and provide contact details for the five producers or providers in each identified geographic area with the largest estimated turnover in value and their estimated share of the total turnover during the last full twelve months.**

Please see the report.

17 **For each identified product or service, state your turnover in each identified geographic area for the last full twelve months.**

Please see the report.

18 **For each identified product or service, identify, and provide contact details for your five customers in each identified geographic area with the largest aggregate purchases in value for the last full twelve months.**

Please see the report.

SCHEDULE 6

BUSINESS RELATIONSHIP AMONG PARTIES

19 **State the name of any other acquiring firm (or target firm, if applicable) that sells to you, identify the product or service sold, and for each such product or service, show the value of that product of service sold during your preceding financial year.**

Not applicable.

Press Release

Johannesburg, 16 May 2002

(6)

EDCON'S THREE YEAR TURNAROUND STRATEGY DELIVERS STRONG EARNINGS GROWTH

SALIENT FEATURES

- Comparable store sales rise by 7%
- Headline earnings per share increases by 42%
- Final dividend 81 cents per share up by 27%
- Working capital reduced by R186 million
- Gearing ratio reduced from 28% to 16%
- Debtors book to be securitised

Edcon, today announced strong results for the year ending 31 March 2002 delivering a 42% increase in headline earnings per share. This achievement was made possible by a 93 basis point improvement in gross profit margin, a minimal increase in store costs, well controlled overheads, a 41% reduction in the net cost of credit and 26% lower net financing costs.

Against the backdrop of lower CFT (clothing, footwear and textiles) prices, Edcon CFT sales grew by almost 6%. A 30% decline in cell phone sales however resulted in total retail sales increasing by 2% , or 7% on a comparable store basis.

Commenting on the group's performance Steve Ross, CEO of Edcon said: "These results reflect the success of the three-year programme to revitalise and rationalise the entire organisation. Teams are in place, real estate portfolios have been dramatically changed and the systems investments are operational and beginning to yield dividends."

At the individual chain level, Edgars grew CFT sales by 6% with 4% less trading space. Minimal growth in store expenses and a reduction in other overheads facilitated a 30% rise in trading profit. Stockturn improved by 10% with closing stocks and prior season carry-overs well below those of last year. Trading densities improved by 12% due to further rationalisation of the real estate portfolio and revamps to some of Edgars largest stores. Employee efficiency levels also

United Retail CFT sales and profitability have been negatively impacted in the short term by the disruptive effect of the extensive reallocation of store space and product. CFT sales increased by 5% with 7% less space, however, overall sales declined by 0,8% due to a 36% drop in cell phone sales. This decrease was bought about by intensified competition and the discontinuation of airtime being sold on credit. United Retail's gross profit margin has strengthened and this, coupled with a decline in overheads, facilitated the 4% growth in trading profit.

The quality of the debtors' books continues to improve with 85% of customers current and able to purchase, compared with 82% at the same time last year. Lower bad debt compensated for a fall in finance charge income and good progress from Edcon's financial services division accounted for the significant decline in the net cost of credit.

Improved merchandise management, resulting in a noteworthy 16% decline in year-end inventories, coupled with enhanced debtor collections and higher interest free funding, facilitated the R186 million reduction in working capital requirements. This, together with cash flows from trading of R530 million, allowed the group to repay interest bearing debt of R239 million as well as to fund the cost of repurchasing 10% of the issued share capital for R142 million.

Particularly pleasing was the increase in cash flow per share to 1 080 cents – up dramatically from 92 cents last year. Closing gearing at only 16% was well below the previous year's 28%. Furthermore, the accounts receivable owned and financed off balance sheet by Nedcor, were reduced by R141 million to R1,3 billion.

In terms of the group's long-standing policy of covering dividends 2,6 times, a final dividend of 81 cents per ordinary share has been declared, increasing total dividends for the year by 17% to 117 cents, as compared to the previous year.

Edcon has made major progress towards the achievement of its long-term strategy of securitising a significant portion of its receivables. A credit rating of Edcon, as well as a detailed analysis of receivables, is being performed by an international rating agency. Preliminary feedback indicates a key investment grade category for Edcon, post the securitisation, while the senior notes, which represent the majority of the paper to be issued by the securitisation vehicle, are expected to be awarded

The transaction is expected to be income enhancing for Edcon while at the same time limiting the group's credit and interest rate risks. The transaction is expected to take place in July and cash generated from the disposal of the securitised assets will be used to repay debt and fund future expansion opportunities.

Looking ahead, Ross said it was unlikely that the reduction in personal taxes announced in the Budget would compensate for the rise in inflation, higher interest rates and rising fuel costs. Clothing sales, therefore, are expected to be constrained due to continued pressure on discretionary income.

"We expect a modest increase in Edcon sales, but the positive momentum of our turnaround programme should still facilitate a meaningful rise in earnings per share for the year ahead."

-Ends-

Issued by:

Brunswick SA (011) 442 8803

Di Munro 083 326 5958

On behalf of Edcon

Steve Ross , CEO Edcon – (011) 495 6555

Mark Bower, Group Operations Director – (011) 495 6411

24 May 2002

Retail Risk Managers Statement – Westgate Incident

Retail Risk Managers (RRM), the company that provides security services for Edgars at the Westgate Shopping Centre is currently investigating all facts relating to allegations made in an article titled "Woman Painted Green" (Sowetan, 24 May 2002), involving an Edgars customer and an RRM employee at the Westgate store on Wednesday, 22 May 2002.

RRM is taking this matter very seriously and will issue a statement once the investigation is complete.

Cliff Van Rooyen
RRM (Managing Director)

Press Release

1 July 2002

FOR IMMEDIATE RELEASE

EDCON ACQUIRES DISCOUNT RETAILER SUPER MART

Edcon announced today an agreement with Elixir Marketing (Pty.) Ltd., trading as "Super Mart", for the purchase of their retail business. The agreement is subject to due diligence and Competition Board approval.

Super Mart is a discount general merchandise cash retailer serving middle and lower income consumers in seven locations, most of them in Gauteng. This acquisition is consistent with Edcon's stated strategy to become a dominant force in discount retailing and to enhance its relevance to 20 million plus consumers. There will be an initial cash payment of R70m with further amounts payable on an earn-out basis over the next three years.

Steve Ross, CEO of Edcon, said "Super Mart complements our United Retail offering and provides synergies in areas such as marketing, procurement, real estate and other group services for both Super Mart and Edcon."

Ian Fuhr, MD of Elixir Marketing, said the sale of Super Mart to Edcon "will facilitate and accelerate our store and geographic expansion plans and provides further career and development opportunities for our employees, whom we have always considered our greatest asset."

United Retail currently includes Jet, Sales House, Cuthberts and Smiley's Wearhouse and collectively represents about 10% of the South African market for apparel and footwear. The Sales House and Jet brands rank 2nd and 3rd respectively in the SA market according to the latest Markinor brand survey.

Super Mart is a privately held discount general merchandise retailer operating since 1988. Five stores carry the full product range and vary in size from $2900m^2$ to $6500m^2$. The product mix includes home, kitchen and tableware,

music, DIY, small electrical appliances, blankets, linens, schoolwear, luggage, stationery and some apparel. The other two stores carry music and a narrower product range.

Ross added "the assimilation of Super Mart into the Edcon operation will be gradual, thus providing for the continuity and skills of their very talented team. The current Super Mart management and employees will remain in place to run and grow the business."

The final purchase price will depend on the due diligence and future earnings, but preliminary projections indicate the deal will be earnings positive for Edcon from the first year. A further announcement will be made shortly.

-Ends-

Issued by :

Brunswick SA (011) 442 8803

Ilja Graulich 083 604 0820

On behalf of Edcon:

Mark Bower, Chief Executive – Group Services (011) 495-6411

John Day, Chief Strategy Officer – (011) 495 1031

22 April 2003

Edcon announcement

Appointment of Executive Manager – Investor relations

Edcon today announced the appointment of **Tessa Christelis** to the newly created position of **Executive Manager – Investor Relations**. She will be responsible for communications with investors, analysts and the media, both locally and internationally.

Tessa is a Chartered Accountant, a CFA (Certified Financial Analyst) and has a Higher Diploma in Company Law. She was also the top rated retail analyst in the 2000 Financial Mail Survey.

After qualifying as a CA she worked as a retail analyst at Libam, ING Barings and UBS Warburg and was also an assistant portfolio manager at Libam. Before joining Edcon, Tessa headed JP Morgan's equity sales division.

-ends-

PRESS RELEASE
17 July 2002

EDGARS CONSOLIDATED STORES LIMITED "EDCON"

Edcon announced today at its 56th Annual General Meeting that, given trading conditions for the first three months of the 2003 financial year, it was now more positive about the company's performance when compared to previously published prospects. The company stated in May that it expected "a modest increase in sales in nominal terms, but a meaningful rise in earnings per share for the year to March 2003."

Commenting on the group's improved position, Edcon CEO Stephen Ross said "The clothing footwear and textile (CFT) market has remained buoyant for the past three months and group sales have exceeded expectations. Particularly pleasing has been the good profit conversion (profit to sales ratio), confirming the effectiveness of the turnaround initiatives of the past three years and the substantial benefits that Edcon has gained from streamlining and improving all dimensions of the business."

Ross went on to say that "if the higher interest rate environment and effects of inflation do not dampen the CFT market in the months ahead, the group's prospects for the half year to September and for the full year to March should be better than previously anticipated."

Commenting on the progress of the group's securitisation program, Mark Bower, Chief Executive – Group Services, advised that the process was progressing according to plan and that a "Dutch Auction" of the notes will be held on 24 July 2002 with the full proceeds of the issue of R1,93 billion being received by the securitisation vehicle on 29 July. Further details, including the pricing of the notes will be provided after the auction.

The Board is also pleased to advise that shareholders today approved a special resolution to authorise Edcon to buy back a further 10% of its issued share capital. Purchases in terms of this authority will be financed from excess cash resources post the securitisation.

-Ends-

Issued by :
Brunswick SA (011) 442 8803

On behalf of Edcon
Steve Ross - Chief Executive (011) 495-7022
Mark Bower - Chief Executive Group Services (011) 495-6411

04 JAN 28 7:21

PRESS RELEASE
29 July 2002

EDGARS CONSOLIDATED STORES LIMITED
"EDCON"

Edcon concludes securitisation of debtors' book

Edgars Consolidated Stores (Edcon) today announced that is has successfully concluded the securitisation of a portion of its debtors' book, as well as the Edcon debtors' book owned by Nedcor Ltd, placing the retailer in a strong position to pursue and fund future expansion opportunities.

The securitisation of the debtors' book raised a total of R2,3bn.

Commenting on the conclusion of the deal; Edcon CE Steve Ross said.
"The successful implementation represents a significant step in unlocking value for Edcon shareholders by separating the retailing and credit granting businesses within the Edcon group. The quality and the size of our debtors' book makes it an attractive asset for securitisation, with both Edcon and its debtors' book receiving high ratings from Moody's Investors Service."

The proceeds from the sale of the debtors' book will be used to repay debt, leaving Edcon ungeared. Based on current interest rates and the amount raised, the annual pre-tax interest saving to Edcon would amount to approximately R12,9m.

OntheCards, the special purpose vehicle created to purchase the debtors' book from Edcon, raised capital in three portions. R1,73bn was raised in Class A Secured Floating Rate notes, attracting a price of 0,9% above the Johannesburg Inter Bank Acceptance Rate (Jibar), the Class B Secured Floating Rate Notes

raised R200m with a rate of 2,2% above Jibar. OntheCards has also secured a subordinated loan of R370m from Rand Merchant Bank following an indirect collateralised credit linked investment by Edcon of R370m.

Edcon's expertise in credit management and collection is reflected in the high quality of its debtors' book. Edcon will continue to manage the debtors acquired by OntheCards.

-Ends-

Issued by :

Brunswick SA (011) 442 8803

On behalf of Edcon

Steve Ross - Chief Executive (011) 495-7022

Mark Bower - Chief Executive Group Services (011) 495-6411

PRESS RELEASE

23 AUGUST 2002

EDGARS CONSOLIDATED STORES LIMITED (EDCON)

EDGARS ENTERS INTO MANAGEMENT AGREEMENT WITH ARTHUR KAPLAN JEWELLERS

Edgars, one of the chains in the Edcon Group, and Arthur Kaplan Jewellers (AKJ) have entered into a management agreement which will have AKJ manage most aspects of Edgars' jewellery and watch business. The AKJ management agreement will give Edgars the benefit of AKJ's expertise while giving the AKJ offering exposure to a wider market.

Ends

Contact:

Brunswick:	Ilja Graulich	(011) 268 5750 083 604 0820
Edcon:	Steve Ross	(011) 495 6000

Press Release

Johannesburg, 10 October 2002

EDCON CONFIRMS CNA ACQUISITION

Edcon confirmed today that it had been successful in its bid to acquire the assets and certain liabilities of Central News Agency and Consolidated News Agencies (CNA).

In terms of the transaction, which is subject to the approval of the Courts and Competition authorities, Edcon has agreed to acquire the assets (excluding foreign entities) and to assume certain liabilities of CNA, valued at R11 million, for a net purchase price of approximately R130 million.

CNA is a retailer of books, stationery, magazines, music, interactive computer software and toys. Edcon will be taking over approximately 137 CNA stores, dependent on the cession of leases by the landlords.

Commenting on the transaction Edcon CEO Steve Ross said: "This is a very positive transaction for Edcon. We will be able to expand our retail offering profitably through product lines that are complementary to those currently offered across the group. We have a very similar customer base as the majority of the CNA stores are in the same cities or trading nodes as Edcon stores."

Edcon expects CNA's turnover in the first full trading year to be approximately R800 million.

The inclusion of CNA into the Edcon group is expected to have a small positive effect on the profitability of Edcon in the present financial year.

In the medium to longer term, Edcon expects that CNA will make a positive contribution to the financial performance of the Group.

Steve Ross continued: "Although CNA has weaknesses in logistics, retail disciplines, customer marketing and brand disciplines, we believe that these are areas where we can use our strengths to restore the value long associated with the CNA brand. I am confident that CNA will become an important cash generator for the group in the future."

Further details of Edcon's strategy with regard to CNA will be included in the interim announcement of the company's financial results for six months ended 28 September 2002, which will be on 12 November 2002.

Ends

Issued by:
Brunswick SA (011) 268 5750

Di Munro – 083 326 5958

On behalf of Edcon
Steve Ross , CEO Edcon – (011) 495 7022
Mark Bower, Group Operations Director – (011) 495 6411
Graeme Evans, CE New Business Development (011) 495 7450

Press Release

Johannesburg, 12 November 2002

EDCON DELIVERS RECORD RESULTS

SALIENT FEATURES

- Comparable store sales rise by 17%
- Headline earnings per share increase by 219% to a record 290 cents
- Record interim dividend of 123 cents per share compares with 36 cents last year
- Successful securitisation of debtors book increases cash balances to R750 million
- New businesses acquired (RAG, SuperMart and CNA)

Edcon today announced record results for the six months to September 2002 delivering a 219% increase in headline earnings. This reflects further meaningful benefits from the turnaround strategies implemented over the last three years.

The group showed encouraging retail sales growth of 13%, achieved with 4% less retail space. Comparable store sales rose by 17%. Focused merchandising, efficient supply chain management and lower markdowns contributed towards a significant improvement in the gross profit margin from 35,9% to 38,3%.

Commenting on the group's performance Steve Ross, CEO of Edcon said: "Our consistent focus on improving store operating efficiency, inventory and credit management, organisational structure and human resource policy coupled with an ever improving offer to consumers of product and service has predictably yielded a healthy conversion of sales to profit."

At the individual chain level, Edgars increased its CFT turnover by 16% and cellular sales by 32%, despite operating within 3% less space and with 31 fewer facias. Trading profits improved by 90%, demonstrating the effectiveness of Edgars' focus on appropriate and well priced merchandise, disciplined cost management and high levels of customer service. Core apparel and active footwear business grew sales and gross profit over 20%. Sound merchandise management and Retek improved stockturn from 3.5 to 4.4 times.

United Retail incorporating Jet, Sales House, Cuthberts and Smiley's Wearhouse delivered a 7% increase in CFT sales with 5% less trading space, and this, combined with controlled store expenses and focused inventory management, has contributed towards the 23% rise in trading profit. Of significance has been its ability to achieve volume sales growth out of stock holdings 25% below those of last year. The chain's progressive improvement, particularly over the last 3 months, bodes well for a strong performance during the vital Christmas trading period.

Another notable achievement has been the reduction in the total cost of financing from R73 million last year to R7 million. This reflects a lower bad debt experience, arising from ongoing improvements in the quality of the debtors book (86% of the accounts under administration are now current), coupled with the recognition of a R36 million gain from better than anticipated collections on the debtors' book purchased from the Retail Apparel Group (RAG). This non-recurring profit has been excluded from headline earnings. The Financial Services division, in its second full year of operation, more than doubled its contribution to R45 million.

The securitisation transaction was completed in July 2002 and resulted in OntheCards Investments (OtC) acquiring, on a non-recourse basis, certain receivables from Edcon and Nedcor, which both previously financed these accounts. The transaction unlocked value for Edcon shareholders and gave Edcon access to a lower cost of funding. The

net proceeds of R798 million were utilised to repay debt and the Group is now particularly well-positioned to continue pursuing future growth opportunities.

On 1 July 2002, Edcon acquired the rights to RAG's retail brands, its debtors book, customer database and a number of its retail stores for R243 million. An estimated discount of R52 million has been recorded on the acquisition, R36 million of which is recognised in these results for the six-months.

In October 2002 Edcon acquired the Super Mart chain, a discount general merchandise retailer. Its integration into the Edcon Group is now in progress. The purchase price consists of an initial payment of R70 million, together with contingency payments to a maximum of R70 million, staggered over the next three years and dependent on future earnings.

Finally, Edcon has acquired selected assets and assumed certain liabilities of CNA for a net purchase price of approximately R130 million. Edcon believes its strengths in merchandising and logistics management can turn CNA around.

These transactions have all been approved by the Competition Authorities.

Value was also created for shareholders, when a further 1,1million shares were bought back for R45m and cancelled, underlining the Group's policy of unlocking excess capital.

In terms of the Group's dividend policy of covering dividends 2,6 times by attributable earnings, the board has declared a record interim dividend of 123 cents, reflecting a 242% growth on last year's interim dividend.

Commenting on the outlook for the next six months, Ross said
"We expect high interest rates and double digit inflation to dampen consumer spending somewhat in the months ahead. We are however of the opinion that the current positive

momentum in the market should continue and that this will buoy CFT sales through the vitally important festive season."

"Based on this assumption, and with the turnaround in Edgars and United Retail now complete, headline earnings per share for the full year could exceed previous record earnings," concluded Ross.

-Ends-

Issued by:

Brunswick SA (011) 268 5750

Di Munro 083 326 5958

Ilja Graulich 083 604 0820

On behalf of Edcon

Steve Ross , CEO Edcon – (011) 495 6555

Mark Bower, Chief Executive Group Services – (011) 495 6411

Press Release

Johannesburg, 7 January 2003

04 JAN 20 AM 7:21

EDCON INCREASES SALES BY 29% FOR QUARTER ENDED 28 DECEMBER 2002

Edcon's trading and sales remained buoyant through the festive season with higher interest rates and double-digit inflation not yet impacting performance. As a result, group turnover for the last quarter exceeded expectations.

December 2002 sales of R1,5 billion were 31% above the same period last year, while the growth in comparable store sales in the Edgars and United chains was 20% and 24% respectively. United incorporates Jet, Sales House, Cuthberts and Smiley's Wearhouse. CNA comparable store performance was down 14%. This was expected given the group's strategy to lower ticket prices to clear old stock.

By merchandise category, Edgars' ladieswear, athleticwear, mens' casualwear and kidswear performed particularly strongly in December, while in United the growth in ladieswear, footwear, and boyswear exceeded that of the chain. Cellular products sold well in both chains and recorded an increase of 36% on last year.

For the quarter ended 28 December 2002, Edcon's sales rose by 29%. On a comparable store basis, Edgars recorded an increase of 21% and United increased by 23%.

The gross profit rate was above that reported last year for the quarter in both Edgars and United and the trading profit conversion exceeded previous estimates.

Closing stocks at the end of December are well below last year's levels and, accordingly, markdown activity in the months ahead will be limited. Collections on debtor accounts in December were gratifying and above internally forecast

Commenting on the group's performance, Steve Ross CEO of Edcon said: "After a particularly pleasing and profitable third quarter, the group is confident that headline earnings per share for the full year to March 2003 will comfortably exceed previous record earnings."

- Ends -

Issued by:

Brunswick SA (011) 268 5750

Di Munro 083 326 5958

On behalf of Edcon

Steve Ross, CEO Edcon – (011) 495 6555

Mark Bower, Chief Executive Group Services – (011) 495 6411

29 January 2003

Edcon Statement

Edcon confirmed today that after consulting with its legal advisors and those of its suppliers, that all ICC World Cup related products currently being sold in its Edgars stores are supplied by licensed and accredited suppliers.

-ends-

Enquiries:

Mark Bower, Edcon CE Group Services 011 495 6000

Di Munro, Brunswick, 083 326 5958

Draft (As of May 15, 2003)

Strictly Private & Confidential

04 JUN 22 AM 7:21

LINMARK GROUP LIMITED

Edgars Consolidated Stores Limited (Edcon) and Linmark Group Limited Joint News Release – Announce Agreement

South Africa/Hong Kong – [Date] – Linmark Group Limited (Stock Code: 915) and Edgars Consolidated Stores Limited (JSE: Edcon) today announced that they have entered into a three year buying agency agreement, valid until May 2006. In terms of the agreement, whereby Linmark willould be serve as the exclusive buying agent – in Asia for certain for of Edcon's retail chains and brands including Edgars, ABC, United Retail, Jet, Sales House, Smiley's, Cuthberts, CNA and Super Mart for certain product categories and brands. for certain product categories and brands. in Asia for the next three years until May 2006.

[Comment from Mr. S M Ross, CEO of Edcon]

Mr Stephen Ross, CEO of Edcon commented: "*Edcon's record performance for the year to March 2003, reflect the benefits of continuous improvements implemented throughout the Group over the past few years. Significant progress has been made to streamline supply chain management, however, further gains still exist in the efficient sourcing of the highest quality and best priced products. This strategic alliance is an exciting opportunity to improve the import process by leveraging off Linmark's extensive sourcing and value-add capabilities.*"

Mr. Steven Feniger, CEO of Linmark remarked: "*We are delighted and proud to have been welcomed in as members of the Edcon family! As Southern Africa's leading publicly listed retail conglomerate, Edcon represents an important strategic milestone for Linmark as it fits seamlessly into our strategy of:*

- *Geographical Diversification*
- *Hardgoods Expansion*
- *Provision of Value Added Services*

"Despite the uncertainty of the global markets, Edcon has continued to deliver record performances further strengthening its dominant position in the marketplace. Having

said that, I am particularly pleased that Edcon has chosen Linmark to further enhance its already efficient supply chain management processes which is evidence of our customer's recognition of Linmark's capabilities and value-add in today's highly competitive environment", Mr. Feniger commented.

~~[Comment from Mr. W. S. MacFarlane, Chairman of Edcon]~~

Mr. Lu Yen Wang, Chairman of Linmark, continued: *"We are very excited about our strategic partnership with Edcon and the enormous potential for both parties. In many ways, Linmark shares the same values as Edcon with our obsession for customer service, importance we place on innovation, integrity, and our people. Despite the weak market sentiment, we have demonstrated our ability to capitalize on the outsourcing trend and proven that Linmark is recognized as a partner-of-choice for global sourcing and supply chain management solutions."*

-END-

About Edgars Consolidated Stores Limited

[Edgars Consolidated Stores Limited (Edcon) is the dominant specialty fashion retailer in Southern Africa with its origins tracing back to 1929. Over the years, Edcon has grown to 8 retail brands, over 720 facias in 570 store locations with turnover of [R~~7.4~~ 8.3 billion or US$_____] thoughout South Africa and the neighbouring territories of Namibia, Botswana, Swaziland and Lesotho. The group has established leadership positions in Southern Africa for clothing, footwear, home textiles, cosmetics and accessories through different retail formats, including Edgars, a national department store chain, the United Retail fashion discount formats, trading as Jet, Sales House, Cuthberts, Smileys, Super Mart (general merchandise) and CNA(books and stationery). The group is listed on the Johannesburg Stock Exchange (JSE) trading as Edcon] *–To Be Provided by Edcon.*

About Linmark Group Limited

Linmark is a fast-growing one-stop global sourcing and supply chain management solutions provider. With a presence in 26 cities in 17 countries, the Group offers comprehensive and efficient sourcing solutions to its customers, the majority of whom are leading retail chain operators, well-known brands, wholesalers, mail order houses and department stores in North America and Europe. Examples include Hudson's Bay

Company, Brylane, Federated Department Stores, Kellwood, Oxford Industries, Jockey, J.C. Penny, Mothercare, Calvin Klein Jeans, Chaps by Ralph Lauren, and Speedo, etc.

For more information, please contact:

For Edgars Consolidated Stores Limited
[To be provided by Edcon]
2

For Linmark Group Limited
Strategic Financial Relations Limited

Press Release

Johannesburg, 20 May 2003

EDCON DELIVERS EXCELLENT YEAR END RESULTS

SALIENT FEATURES

- Retail sales growth of 24% - (organic growth 15%, purchased growth 9%)
- Record headline earnings per share - up 148% to 753 cents
- New dividend policy changing to twice covered
- Strategic acquisitions - (CNA, Super Mart and RAG)

Edcon today announced its best ever performance with an increase of 148% in headline earnings per share to 753 cents (previous record: 636 cents per share). This follows the strong growth of 42% already achieved in the previous financial year and demonstrates the sustainable momentum of the Group's turnaround strategy. A final dividend of 185 cents per share was declared, bringing the full year dividend per share to 308 cents (FY 2002:117 cents per share).

The Group showed impressive 24% growth in retail sales growth, 9% of which relates to new acquisitions. The organic sales growth of 15% was achieved with 4% less retail space and translates into like for like sales growth of 19%. This strong performance was attributed to continued improvements in product and service. Continued improvements in efficiencies and productivity in the supply chain process contributed materially towards the increase in the gross profit margin to 38,6% (FY 2002: 36,4%).

Commenting on the group's performance Steve Ross, CEO of Edcon said:
"These results reflect the continued benefits of the Group's focus on customer service and improved employee efficiency levels. Streamlined supply chain processes, disciplined merchandise management and effective credit management provided an increasingly strong platform for sustainable profitable growth."

At the individual chain level, Edgars regained market share by increasing its turnover by 17% with 4% less retail space. Strong performances across a broad range of merchandise contributed to the outstanding results with turnover growth in excess of 20% for ladies' and kids' apparel being major drivers. Significant benefits are now materialising from the chain's merchandise strategy, distribution and inventory control processes. As a result, the chain increased its trading profits by 39% and improved its stock turn to 4,8 times (2002: 3,5 times).

United Retail, incorporating Jet, Sales House, Cuthberts and Smiley's Wearhouse, achieved a dramatically improved performance with turnover growth of 13% off 3% less retail space, and a 58% improvement in trading profit. The chain is now realising the full benefit of the space and inventory management changes implemented over the past few years with all departments achieving positive sales growth. Stockturn improved to 5,8 times (FY 2002: 3,9 times) and stockholding declined by 13%.

The recently acquired CNA chain's trading was hampered by difficulties in rebalancing and stocking merchandise ranges. The integration of CNA with Edcon's systems, distribution and support infrastructures is however proceeding to plan and sales of R354 million for the period met Edcon's targets. Margins were unavoidably impacted by aggressive markdowns required to clear excess stock. CNA's post acquisition trading loss, which includes integration costs, has been contained to only R2 million which was in line with expectations. The positive impact of synergies with Edcon will only start to be realised in the coming year.

Super Mart, the Group's newly acquired general merchandise discount retailer, performed satisfactorily and achieved sales of R183 million and a trading profit of R10 million for the period since acquisition. This was in spite of the negative impact of inflationary pressures and higher interest rates on Super Mart's lower income customer base. An aggressive store expansion strategy is proceeding and five new stores have already been opened with an additional seven to be opened by the end of the 2004 financial year.

The group successfully reduced the total cost of financing from R119 million last year to a profit of R7 million. This performance was driven by the ongoing improvements in the quality of the debtors' book, with 86% of the accounts under administration now being current and able to buy (FY 2002: 85%). Credit sales account for 62% of total sales (FY 2002: 66%), reflecting the impact of the CNA and Super Mart cash chains. Higher interest rates boosted financing income while bad debt was constrained well below that in the prior year. A R36 million gain, from better than anticipated collections on the debtors' book purchased from Retail Apparel Group (RAG), has also been recognised. The Financial Services division, with its innovative customer insurance offerings, continued to achieve substantial growth.

The lift in profitability and the strong focus on working capital management facilitated a 19% increase in cash inflow from operations to R727million and a 34% increase in attributable cash flow per share to 1445 cents. The successful securitisation of certain receivables, completed in July 2002, generated sufficient proceeds to reduce the group's interest bearing debt, fund the buyback of a further 5 882 044 shares as well fund the strategic acquisitions of RAG, Super Mart and selected assets and certain liabilities of CNA.

Due to the group's improved profitability and the liquidity benefits resulting from the successful securitisation of receivables, the Board has approved an amendment to Edcon's dividend policy to covering dividends twice (previously 2,6 times).

Commenting on the outlook for the Group, Ross said that growth would come from the continued success of the Group's primary revenue generators, Edgars and United Retail, the turnaround of CNA and the aggressive expansion of Super Mart.

"Despite the high interest rate environment, the strength in our comparable store turnover growth in the quarter to March 2003 is a reflection of the continued resilience of our customers and their ongoing appetite for our well-priced product offering. We

believe that this trading momentum will continue in the Edgars and United chains in the year ahead, but at a somewhat slower pace than that reported for the past year. This will, however, be supplemented by a full year's turnover from our recent acquisitions.

"Based on this assumption and with a continued focus on operating efficiencies, shareowners can expect another rise in earnings in the year ahead and at a rate well above that of total turnover growth," concluded Ross.

-Ends-

Issued by:
Brunswick SA (011) 268 5750
Di Munro 083 326 5958

On behalf of Edcon
Steve Ross, CEO Edcon – (011) 495 6555
Mark Bower, Chief Executive Group Services – (011) 495 6411
Tessa Christelis, Executive Investor Relations - (011) 495 6545

Press Release
12 June 2002

Edcon acquires Retail Apparel Group's debtors book and other assets in R200m deal

Edcon is pleased to announce that it has reached an agreement with the liquidators to take over the rights to the Retail Apparel Group's (RAG) retail brands, the debtors book, customer data base and a number of its retail stores in a deal valued at approximately R200 million. The agreement is subject to final approval by the Master of the High Court and the Competition Board. In terms of the agreement, Edcon will take immediate responsibility for the management of the book, with final valuation based on an asset verification process within the next two weeks.

Steve Ross, CEO of Edcon, says: "These acquisitions will allow Edcon to leverage its management skills and systems in debtors management, as well as convert RAG customers to its own stores with minimal disruption. The combined impact will be sales and cash flow enhancing within the current financial year, especially for United Retail, which includes the Jet, Sales House, Cuthberts and Smiley's Wearhouse brands. In addition, Edcon will strengthen its presence in Botswana, where we see additional opportunities for the group."

-Ends-

Issued by :

Brunswick SA (011) 442 8803

On behalf of Edcon

Steve Ross, CEO Edcon – (011) 495 6555.

John Day, Chief Strategy Officer – (011) 495 1031

EDGARS CONSOLIDATED STORES LIMITED ("EDCON")
PRESS RELEASE

16 July 2003

EDCON INCREASES SALES BY 30% FOR FIRST QUARTER ENDED 28 JUNE 2003

At its 57th Annual General Meeting today, Edcon said that sales for the first three months of the 2004 financial year have exceeded internal targets.

The Board stated in its year-end results in May that the trading momentum in Edgars and United (including Jet, Sales House, Cuthberts and Smiley's Wearhouse) chains was expected to continue in the year under review, but at a somewhat slower pace than that reported for the year to March 2003. However, the anticipated softening in sales has not materialised.

Commenting on the Group's performance Edcon CEO, Stephen Ross, said "Total sales through Edgars and United rose by 16% for the quarter, in line with their growth of 15% reported for the year to March 2003. CNA and Supermart, both acquired in the second half of the last financial year, also performed satisfactorily and contributed to a total sales increase for the Group of 30%."

Ross went on to say that the strong profit conversion from sales (profit to sales ratio) was particularly pleasing. This has resulted in attributable earnings running well ahead of budget. Collections from customers remained robust and the quality of the debtors' book continued to be healthy in comparison with the previous year.

Winter merchandise will be cleared by the end of July, with promotional and clearance markdowns for the season expected at a lower percentage of sales than last year.

Looking forward, Ross said that the Board remains confident that it will deliver on its prospects statement for the year ending March 2004, of "another rise in earnings at a rate well above that of total turnover growth."

All the resolutions tabled at the Annual General Meeting were approved.

-ends-

On behalf of Edcon

S M Ross – Chief Executive Officer. Telephone: 011 495-7022

M R Bower – Chief Executive Group Services. Telephone: 011 495-6411

Press Release

11 September 2003

EDCON OFFERS TO PURCHASE THISDAY STORES

Edcon today announced that it has concluded an agreement with Thisday (Pty) Ltd and Thisday Media Stores (Pty) Ltd to purchase some of their merchandise and fixed assets and to assume responsibility for the staff in selected Thisday stores.

The stores in question previously traded as CNA stores but were sold by CNA's liquidators to Thisday, prior to Edcon purchasing CNA's core business in October 2002.

The agreement is subject to approval from the Competition Commission and it is anticipated that between 25 and 42 outlets currently trading as Thisday stores will in future trade as CNA stores. The number of stores and subsequent portion of Thisday's assets that are purchased will depend on Edcon successfully negotiating leases with the landlords, but the purchase consideration should not exceed R20 million.

Edcon's Chief Executive of Group Services, Mark Bower commented: "Edcon has almost completed the integration of CNA's core businesses. The agreement to purchase Thisday's stores presents us with an excellent opportunity to add additional stores, with an annual turnover of almost R90 million, to CNA. We would like to see the stores trading under the CNA banner as soon as possible, hopefully for the crucial six week period before Christmas and in time for January's back to school sales, enhancing CNA's profitability".

CNA is a major retailer of books, stationery, magazines, music, interactive computer software and toys and has an annual turnover of R 800 million. Edcon currently owns approximately 145 CNA stores.

-ends-

Issued by Brunswick SA	(011) 268-5750

Contacts:

Edcon

Mark Bower, CEO of Group Services	(011) 495 6000

Brunswick

Keri Buhai	082 660 0289
Gareth Sharp	083 287 3180

Press Release

12 September 2003

Edcon offers to purchase Thisday stores

Edcon today announced that it has concluded an agreement with Thisday (Pty) Ltd and Thisday Media Stores (Pty) Ltd to purchase some of their merchandise and fixed assets and to assume responsibility for the staff in selected Thisday stores.

The stores in question previously traded as CNA stores but were sold by CNA's liquidators to Thisday, prior to Edcon purchasing CNA's core business in October 2002.

The agreement is subject to approval from the Competition Commission and it is anticipated that between 25 and 42 outlets currently trading as Thisday stores will in future trade as CNA stores. The number of stores and subsequent portion of Thisday's assets that are purchased will depend on Edcon successfully negotiating leases with the landlords, but the purchase consideration should not exceed R 20 million.

Edcon's Chief Executive, Stephen Ross commented: "Edcon has almost completed the integration of CNA's core businesses. The agreement to purchase Thisday's stores presents us with an excellent opportunity to add additional stores, with an annual turnover of almost R90 million, to CNA. We would like to see the stores trading under the CNA banner as soon as possible, hopefully for the crucial six week period before Christmas and in time for January's back to school sales, enhancing CNA's profitability".

CNA is a major retailer of books, stationery, magazines, music, interactive computer software and toys and has an annual turnover of R 800 million. Edcon currently owns 151 CNA stores.

-ends-

Issued by Brunswick SA (011) 268-5750

Contacts:
Edcon
Stephen Ross, Group CEO (011) 495 7002
Mark Bower, CEO - Group Services (011) 495 6411

Brunswick
Keri Buhai 082 660 0289
Gareth Sharp 083 287 3180

Press release
17 September 2003

Edgars Consolidated Stores Limited ("Edcon")
lists on the Namibian Stock Exchange

Edcon today announced that it had successfully finalised its secondary listing of 51,700,140 ordinary shares on the Namibian Stock Exchange ("NSX"). The shares were listed at the JSE Securities Exchange South Africa closing price of 8780 cents as determined on 16th September 2003. This equates to a market capitalisation of N$4 539,3m.

Commenting on the listing Steve Ross, CEO of Edcon said, "The group's Namibian listing is an exciting and important step forward. It is an effective mechanism to broaden our investor base and allows Namibians, who have supported the Edgars, Jet and CNA retail outlets in Namibia for many years, to invest in Edcon during a growth phase in the company."

Edcon has a strong presence in southern Africa with eight brands and 902 facias in 426 locations in South Africa, Botswana, Lesotho, Namibia and Swaziland.

Edcon commenced trading in Namibia in July 1978. It currently employs 128 people and operates through 17 facias with 14,000m^2 of trading space. During the year to March 2003 Edgars Namibia recorded sales of over N$160 million.

The secondary listing in Namibia will further enhance investor and public awareness of Edcon and its retail activities in Namibia.

-Ends-

Issued by:
Brunswick SA (011) 268 5750
Di Munro
Lindsay Haines

Keri Buhai

On behalf of Edcon

Steve Ross, CEO Edcon – (011) 495 6555

Mark Bower, Chief Executive Group Services – (011) 495 6411

Press release
6 October 2003

Edcon achieves top three positions in Markinor survey

The strength of Edcon's brands has once again been proven in the 2003 Markinor survey, which measures brand health by awareness and loyalty. Edgars, Jet and Sales House achieved the top three positions respectively in the clothing retail category.

Commenting on the achievement, Steve Ross, Edcon CEO said, "This is the third year that our brands have featured in the top positions for clothing retail and indicates continual improvement in our offering of best price, style, quality and incomparable service. These tangible benefits for customers have in turn assisted Edcon to continue to improve our share of market in our core businesses."

-Ends-

Issued by:
Brunswick SA (011) 268 5750
Di Munro 083 326 5958

On behalf of Edcon
Steve Ross, CEO Edcon – (011) 495 6555
Mark Bower, Chief Executive Group Services – (011) 495 6411

15 October 2003

Edcon Statement

Further to the article published by the Saturday Star "Pregnant mom held with male suspects" (Saturday 11 October 2002) regarding an incident at the Edgars Red Square Store at Cresta Shopping Centre, Edcon management confirmed the following:

"A thorough investigation into the incident has been completed and we are confident that the correct standard procedures were followed in referring the matter to the police."

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Press Release

Johannesburg, 12 November 2003

EDCON DELIVERS ANOTHER EXCEPTIONAL PERFORMANCE

SALIENT FEATURES

- Retail sales growth of 32%
- Headline earnings per share up 73% to 501 cents (2002: 290 cents)
- Dividend per share up 101% to 247 cents (2002: 123 cents)
- Cash "EBITDA" growth of 33%

Edgars Consolidated Stores Limited (Edcon) today announced a record set of interim results for the six months to the end of September 2003 with headline earnings per share up 73%.

Retail sales grew by 32% from the prior period, 17% of which is attributable to the Edgars and United Retail chains. This was achieved with 2% less retail space. This increase in sales should be seen against 7% growth in clothing, footwear and textile sales reported by the Retailers' Liaison Committee over the same period and highlights Edcon's gain in market share. Efficient supply chain processes and improved merchandise procurement contributed materially towards the increase in the gross profit margin to 38,6% (FY 2002: 38.3%). This was achieved despite the inclusion of the lower margin CNA and Super Mart businesses.

Commenting on the group's performance Steve Ross, CEO of Edcon said:
"We are very pleased with another set of record results, which highlight the success of the Group's strategy to deliver sustainable growth. We continue to achieve market share gains and increased profitability through our leading product and service offering, improved store operating efficiencies and an ongoing investment in the development of our people. We have also successfully integrated CNA which is beginning to realise value."

At the individual chain level, Edgars increased retail turnover by 13%, although operating with 2% less retail space. Improvements in trading density and enhanced staff productivity contributed towards the 16% growth in trading profit. Menswear had a particularly successful

period, driven by the introduction of the Charter Club range and enhanced stock flow management. Footwear, cosmetics and kids' apparel also recorded double digit increases in sales and made significant contributions to the chain. The priority Edgars places on merchandise management resulted in an improvement in stock turn to 5,0 times (2002: 4,4 times).

United Retail, incorporating Jet, Sales House, Cuthberts and Smiley's Wearhouse, delivered record results for the period. Trading profit rose by 194% and turnover grew 23% with 1% less retail space. Footwear, menswear and childrenswear contributed significantly to the chains' strong performance with growth in turnover in excess of 20%. The efficiency of the supply chain process and improved merchandise management resulted in stock turns increasing to 6,4 times (2002: 4,5 times) while stock levels were only 4% above last year.

The CNA chain faced a number of challenges, which included integrating the distribution and IT systems with Edcon, restructuring and training staff and overhauling the store operational environment. As a result, the Group incurred a once-off charge for system integration costs of R27 million and the CNA business is now operating successfully on all Edcon's systems and IT platforms with appropriate management teams and staff structures in place. Sales for the period were in line with targets set by Edcon at the time of the acquisition. Strong sales growth on the prior year was reported from August as the positive impact of Edcon's ownership was realised.

During the period the Group purchased 35 This Day stores with effect from 3 November 2003 for approximately R19 million bringing the total number of stores within the CNA chain to 184 stores.

Super Mart, the Group's general merchandise discount retailer, is on track with its store expansion strategy. Four new stores were opened during the period with a further four store openings planned for the second half of the financial year. A project to integrate Super Mart onto Edcon's systems, distribution and support infrastructures has commenced and is expected to be completed by the end of the financial year.

A 30% increase in store costs was largely as a result of the costs within the CNA and Super Mart chains, which accounted for 21% of the growth. Management's focus on productivity and

cost disciplines limited store expense growth to 9% from the existing chains. The rise in other operating costs was primarily due to the costs for new businesses, including chain management expenses, system integration costs and goodwill amortisation.

The Group's Credit and Financial Services businesses continued to deliver a strong performance with income increasing by 129% to R59 million. Collections from customers remained robust and the quality of the debtors' book improved further, with 87% of the accounts under administration now being current and able to buy (2002: 86%). Cash sales now account for 40% of total sales (2002: 34%) largely due to the acquisition of the CNA and Super Mart chains. The Financial Services division continued to achieve substantial growth largely underpinned by its innovative customer insurance offerings.

The lower utilisation of borrowings following the securitisation of debtors had a positive impact on net financing costs. The Group was impacted by the strong Rand, incurring foreign exchange losses of R7 million.

The 33% growth in cash "EBITDA" more than facilitated the rapid growth in Edcon's business, including further investments in accounts receivable and inventories, store refurbishments at Edgars and United, CNA's integration and Super Mart's store expansion.

In line with the amendment to Edcon's dividend policy to cover dividends twice (previously 2,6 times), the Board has declared a record interim dividend of 247 cents per share reflecting a 101% increase on last year's interim dividend.

Commenting on the outlook for the Group, Ross said:
"The strengthened financial position of consumers as a result of falling interest rates and tax cuts during the year as well as the strength of the Edcon product offering stand the Group in good stead for the coming festive season.

"The positive momentum in the Edgars and United Retail chains is expected to continue. This, together with the realisation of operational efficiencies following the recent acquisitions, will further enhance the group's performance. We are therefore targeting growth in headline earnings per share for the full year to be at least in line with that reported in these interim results."

-Ends-

On behalf of Edcon

Steve Ross, CEO Edcon – (011) 495 6555

Mark Bower, Chief Executive Group Services – (011) 495 6411

Tessa Christelis, Executive Investor Relations - (011) 495 6545

Issued by:

Brunswick SA (011) 268 5750

Di Munro 083 326 5958

Lindsay Haines 082 941 1001

NEWS RELEASE FROM EDCON

15 January 2004

Edcon raises earnings forecast on back of robust festive season growth

Announcing an increase in sales of 15% for December and 21% for the last quarter, Edcon's Board today also said that it expects growth in headline earnings per share to March 2004 to exceed their earlier forecast of 73%.

"Our sales figures demonstrate that improved assortments, systems investments, marketing initiatives, real estate revisions and tight credit management are paying off and are contributing towards our increasing market share," Chief Executive of Edcon, Steve Ross said.

"As a result we have been able to provide products at a lower cost and the sales growth and record volumes across all businesses are proof that customers have recognized the change," Ross said.

Edgars sales growth for the quarter ended 27 December 2003 was 17%, United Retail 18%, CNA 28% and Super Mart 59%. The only significant increases in floor space were in CNA and Super Mart.

"With price deflation of 3% in Edgars and 4% in United Retail, in most instances our customers were paying less this season than they did for similar goods purchased last year," Ross said.

He said the turnaround of CNA in particular illustrated the value of improved merchandise assortments and the integration of systems across the group, with sales increasing 26% on last December.

"We are confident that sales and profitability growths are sustainable in the long term as we continue to focus on delivering ever increasing value to customers and on integrating the new businesses into the Group," Ross said.

A significant investment in expertise and state-of-the-art credit systems, as well as conservative credit granting, have ensured that Edcon's debtors' book is sound, with collections ahead of budget.

ENDS

Prepared by: Beachhead Media & Investor Relations
Jaqui Swan, 011 214 2409 / 083 734 9233 / jaqui@bmsa.co.za
Jennifer Cohen, 011 214 2401 / 082 468 6469 / jennifer@bmsa.co.za

On behalf of: **Edcon**

Further info: Tessa Christelis, Head of Investor Relations
011 495 6465 / tchristelis@edcon.co.za